Filed Pursuant to Rule 424(b)(4)
Registration No. 333-196907

PROSPECTUS

VTTI Energy Partners LP

17,500,000 Common Units

Representing Limited Partner Interests

$21.00 per common unit

This is the initial public offering of our common units. VTTI MLP Partners B.V., the selling unitholder, is selling 17,500,000 common units. We will not receive any proceeds from the sale of the common units by the selling unitholder. Prior to this offering, there has been no public market for our common units.

We have been approved to list the common units on the New York Stock Exchange under the symbol “VTTI”, subject to official notice of issuance.

We are an “emerging growth company”, and we are eligible for reduced reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company”.

The selling unitholder has granted the underwriters an option to purchase up to 2,625,000 additional common units on the same terms and conditions as set forth above if the underwriters sell more than 17,500,000 common units in this offering. Our indirect parent, VTTI B.V., and the selling unitholder are each an underwriter with respect to the common units that the selling unitholder will sell in the offering.

Investing in our common units involves risks. See “Risk Factors” beginning on page 21.

These risks include the following:

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We may not have sufficient cash from operations following the establishment of cash reserves and payment of costs and expenses, including cost reimbursements to our general partner, to enable us to pay the minimum quarterly distribution to our unitholders.

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Our business would be adversely affected if the operations of our customers experienced significant interruptions. In certain circumstances, the obligations of many of our key customers under their terminal services agreements may be reduced, suspended or terminated, which would adversely affect our financial condition and results of operations.

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Our financial results depend on the demand for refined petroleum products and crude oil, among other factors, and general economic downturns could result in lower demand for these products for a sustained period of time.

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We depend on Vitol Holding B.V., or Vitol, an affiliate of our general partner, and a relatively limited number of our other key customers for a significant portion of our revenues. The loss of, or material nonpayment or nonperformance by, Vitol or any one or more of these other customers could adversely affect our ability to make cash distributions to you.

•

Our general partner and its affiliates, including our indirect parent, VTTI B.V., have conflicts of interest with us and limited fiduciary and contractual duties, and they may favor their own interests to the detriment of us and our unitholders.

•

Our partnership agreement restricts the remedies available to holders of our common and subordinated units for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

•	Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors.

•	U.S. tax authorities could treat us as a “passive foreign investment company” under certain circumstances, which would have adverse U.S. federal income tax consequences to U.S. unitholders.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Common Unit	Total
Public Offering Price	$21.00	$367,500,000
Underwriting Discount(1)	$1.26	$22,050,000
Proceeds to the selling unitholder (before expenses)(1)	$19.74	$345,450,000

(1)	Excludes an aggregate structuring fee of 0.50% of the gross offering proceeds payable to Citigroup Global Markets Inc. and J.P. Morgan Securities, LLC. See “Underwriting” for a description of all underwriting compensation payable in connection with this offering.

The underwriters expect to deliver the common units to purchasers on or about August 6, 2014 through the book-entry facilities of The Depository Trust Company.

Joint Book-Running Managers

Citigroup			J.P. Morgan
BofA Merrill Lynch	Credit Suisse	Deutsche Bank Securities	Wells Fargo Securities

Co-Managers

Rabobank	MUFG	BNP PARIBAS	HSBC
SOCIETE GENERALE	SMBC Nikko	Credit Agricole CIB	ING

July 31, 2014

VTTI Energy Partners' Locations
Global Refined Product Trade Routes
Gasoline
Diesel
Fuel Oil

Name	Location	Capacity (MMbbls)
Euro Tank Amsterdam	Amsterdam, Netherlands	8.4
VTTI FTL	Fujairah, UAE	7.4
Euro Tank Terminal	Rotterdam, Netherlands	7.0
ATPC	Antwerp, Belgium	4.2
ATT Tanjung Bin	Johore, Malaysia	5.6
Seaport Canaveral	Port Canaveral, USA	2.8

Map Source: Wood Mackenzie

Global Oil Trade Flows
Consistent Growth
60
40
20
0
1982
1992
2002
2012

Source: BP Statistical Review

We are responsible for the information contained in this prospectus and in any free writing prospectus we prepare or authorize. We have not, and the selling unitholder and the underwriters have not, authorized anyone to provide you with different information, and we, the selling unitholder and the underwriters take no responsibility for any other information others may give you. We are not, and the selling unitholder and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date of this prospectus.

i

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	138
Distributions and Payments to our General Partner and its Affiliates	138
Agreements Governing the Transactions	139

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the historical and pro forma financial statements and the notes to those financial statements, before investing in our common units. Unless otherwise noted, the information presented in this prospectus assumes that the underwriters’ option to purchase additional common units is not exercised. You should read “Risk Factors” for more information about important risks that you should consider carefully before buying our common units. Unless otherwise indicated, all references to “dollars”, “US$” and “$” in this prospectus are to, and amounts are presented in, U.S. Dollars, all references to “£” in this prospectus are to, and amounts are presented in, British Pounds Sterling and all references to “€” in this prospectus are to, and amounts are presented in, Euros.

All references in this prospectus, unless the context otherwise indicates, to (i) “VTTI Energy Partners”, “we”, “our”, “us”, and “the Partnership” refer to VTTI Energy Partners LP, a Marshall Islands limited partnership, including VTTI MLP B.V., a company incorporated in the Netherlands, and its subsidiaries; (ii) “VTTI Operating” when used in a historical context refer to the businesses of the predecessor companies of VTTI MLP B.V. and their subsidiaries, and when used in the present tense or prospectively refer to VTTI MLP B.V. and its subsidiaries, collectively, or to VTTI MLP B.V. individually, as the context may require; (iii) “our general partner” refer to VTTI Energy Partners GP LLC, a Marshall Islands limited liability company; (iv) “our sponsors” refer to Vitol Holding B.V., a company incorporated in the Netherlands, which we refer to as “Vitol”, and MISC Berhad, a company incorporated in Malaysia, which we refer to as “MISC”; (v) “VTTI” refer to VTTI B.V., a company incorporated in the Netherlands, that is owned equally by Vitol and MISC; (vi) “the selling unitholder” refer to VTTI MLP Partners B.V., a company incorporated in the Netherlands and a wholly-owned subsidiary of VTTI; and (vii) “Predecessor” refer to VTTI Energy Partners LP Predecessor, our predecessor for accounting purposes. We have provided definitions for some of the terms we use to describe our business and industry and other terms used in this prospectus in the “Glossary of Terms” beginning on page B-1 of this prospectus.

VTTI Energy Partners LP

We are a fee-based, growth-oriented limited partnership formed in April 2014 by VTTI, one of the world’s largest independent energy terminaling businesses, to own, operate, develop and acquire refined petroleum product and crude oil terminaling and related energy infrastructure assets on a global scale. Our initial assets consist of a 36.0% interest in VTTI Operating, which owns a portfolio of 6 terminals with 396 tanks and 35.5 million barrels of refined petroleum product and crude oil storage capacity located in Europe, the Middle East, Asia, and North America. Our network of terminal facilities represents one of the largest independent portfolios of refined petroleum product and crude oil terminaling assets in the world when measured by total storage capacity. Since inception in 2006, our parent VTTI has increased its operating storage capacity by 47.6 million barrels through a balance of organic development projects, greenfield construction and third party acquisitions. Capitalizing on our relationship with VTTI and its owners, Vitol and MISC, we intend to continue our growth through acquisitions from VTTI or third parties, organic development opportunities, greenfield construction and optimization of our existing assets, and we have a management team dedicated to executing this growth strategy.

Our primary business objective is to generate stable and predictable cash flows that will enable us to pay quarterly cash distributions to our unitholders and to increase those distributions over time. We generate substantially all of our revenue from long-term, fee-based, take-or-pay contracts for the terminal storage and throughput of refined petroleum products and crude oil. Our contracts have a weighted average remaining tenor of more than four years as of June 30, 2014, including the guarantee period described below under “—Our Assets—Our Initial Assets”. The counterparties to our terminal contracts are primarily major energy industry participants with strong credit profiles. We do not have direct commodity price exposure because we do not own the underlying commodities being stored at our terminals and do not engage in the trading of any commodities.

One of our principal strengths is our relationship with Vitol and MISC. Vitol, founded in 1966, formed VTTI in 2006, created a joint venture with MISC at VTTI’s Malaysian terminal in 2008, and added MISC as an equal partner in VTTI in 2010. Vitol is one of the world’s largest independent energy traders, trading over 5 million barrels of refined petroleum products and crude oil every day. Vitol has maintained a private, investment grade credit rating from at least one of the major credit rating agencies since 1994 and has rapidly expanded into a broad group of complementary businesses engaged in finding, extracting, refining, trading, storing and transporting resources. Vitol employs more than 5,400 people globally and has approximately 40 offices worldwide. Our relationship with Vitol is the source of the majority of our revenues, representing approximately 76% and 79% of our revenues for the year ended December 31, 2013 and the three months ended March 31, 2014, respectively. MISC is one of the world’s leading maritime logistics providers specializing in the transportation of refined petroleum products and crude oil and is also rated investment grade. MISC owns or time charters more than 120 in-charter vessels and has a fleet capacity of approximately 13 million dead weight tonnes. MISC’s controlling shareholder is Petroliam Nasional Berhad (Petronas), the national oil company of Malaysia. Our relationship with Vitol and MISC provides us with unique market insights into global industry dynamics, product flows and customer demand.

Our Assets

Our initial assets consist of a 36.0% interest in VTTI Operating, which owns a portfolio of modern and geographically diverse terminal facilities. Following the completion of this offering, VTTI will own the remaining 64.0% interest in VTTI Operating as well as a portfolio of terminaling and other assets held outside of VTTI Operating. Furthermore, at the closing of this offering, we will enter into an omnibus agreement under which VTTI will offer us the right to acquire additional energy infrastructure assets that it currently owns or will own in the future, including additional equity interests in VTTI Operating, before offering to sell any such assets to any third party. We refer to these rights as our “ROFO Assets”.

Our Initial Assets

Our terminals are generally located in major international supply and demand centers for refined petroleum products and crude oil and provide critical midstream infrastructure services to our customers at these key international market hubs. A variety of transportation interconnections are available to move our customers’ products to and from our terminal facilities such as ships and barges, roads, railroads and pipelines. As of the time of this offering, our parent VTTI employs approximately 970 people of over 35 nationalities operating in 11 countries who provide effective, cost-efficient local management of each respective terminal. The following table sets forth information regarding our terminals as of March 31, 2014:

Terminal Location	Products	Gross Storage Capacity (MMBbls)	# of Tanks	Maximum Draft (feet)	Connectivity
EUROPE
Amsterdam, The Netherlands	Refined Petroleum Products	8.4	211	46	Ship, barge, road, railroad

Rotterdam, The Netherlands(1)	Refined Petroleum Products	7.0	28	69	Ship, barge, road, railroad, pipeline

Antwerp, Belgium	Crude Oil, Refined Petroleum Products	4.2	45	46	Ship, barge, road, railroad, pipeline

MIDDLE EAST
Fujairah, United Arab Emirates(2)	Crude Oil, Refined Petroleum Products	7.4	47	54	Ship, barge, road, pipeline

ASIA
Johore, Malaysia Phase One	Refined Petroleum Products	5.6	41	56	Ship, barge, road

NORTH AMERICA
Seaport Canaveral, United States of America	Refined Petroleum Products	2.8	24	39	Ship, barge, road, pipeline

TOTAL		35.5	396

(1)	VTTI owns 90% of the economic interest in the Rotterdam terminal; SK Terminal B.V. owns the remaining 10%.
(2)	VTTI owns 90% of the economic interest in the Fujairah terminal; Fujairah Petroleum Co. owns the remaining 10%.

In addition, while we believe that each of our terminals will be contracted for the foreseeable future at a rate not less than the respective rate in effect as of the date of this prospectus, we will enter into an omnibus agreement with VTTI in connection with this offering under which VTTI will guarantee the rates of certain capacity currently contracted by Vitol for a specified period of time after the Vitol terminaling services agreements expire. This will result in an overall weighted average contract tenor as of June 30, 2014 of more than four years. Although we will make every effort to renew existing contracts or seek new customers upon the expiration of existing terminaling services agreements, if we are unable to do so, we believe that this guarantee arrangement will provide us with stable and predictable cash flows for an extended period of time. For more on this guarantee arrangement, see “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement—Guarantees”.

Our ROFO Assets

At the closing of this offering, VTTI will retain a significant interest in us through its indirect ownership of a 55.4% limited partner interest, a 2% general partner interest, and all of our incentive distribution rights. Given its significant ownership interest in us following this offering, we believe that VTTI will be motivated to facilitate our growth by using us as its primary vehicle for global terminaling expansion.

At the closing of this offering, we will enter into an omnibus agreement with VTTI pursuant to which VTTI will grant us a right of first offer on:

•	the remaining 64.0% ownership of VTTI Operating; and

•	all other currently owned and future terminaling and related energy infrastructure assets held by VTTI.

Pursuant to this right, for as long as VTTI retains its ownership interest in our general partner, VTTI will be required to offer us the first opportunity to acquire the ROFO Assets if it decides to sell any of them. The consummation and timing of any acquisition of assets owned by VTTI will depend upon, among other things, VTTI’s willingness to offer the asset for sale and obtain any necessary third party consents, the determination that the asset is suitable for our business at that particular time, our ability to agree on a mutually acceptable price, our ability to negotiate an acceptable purchase agreement with respect to the asset and our ability to obtain financing on acceptable terms. While VTTI is not obligated to sell us any assets or promote and support the successful execution of our growth plan and strategy, we believe that VTTI’s significant economic stake in us following the completion of this offering provides it with a strong incentive to do so. We do not have a current agreement or understanding with VTTI to purchase any ROFO Assets. For additional information about the ROFO Assets, see “Business—Our Assets—Our ROFO Assets”.

Our Operations

We provide long-term, fee-based terminaling services for third party companies engaged in the production, processing, distribution, and marketing of refined petroleum products and crude oil. We generate 100% of our revenue through the provision of fee-based services to our customers. The types of fees we charge are:

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Storage and Throughput Fees.    Our customers pay us fixed monthly fees for storage and associated liquid throughput handling, even if the actual capacity they use or the amount of product that we receive is less than the amount reserved. Storage and throughput fees generated approximately 88% and 93% of our revenues for the year ended December 31, 2013 and the three months ended March 31, 2014, respectively.

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Excess Throughput and Ancillary Fees.    Our customers pay excess throughput fees if the actual product handled is more than the amount agreed in the contract and pay us additional fees for ancillary services such as mixing, blending, heating and transferring products between our tanks or to rail or truck. For the year ended December 31, 2013 and the three months ended March 31, 2014, we generated approximately 12% and 7% of our revenues, respectively, from excess throughput and ancillary service fees.

We believe our high percentage of fixed storage and throughput fees generated from multi-year contracts with a portfolio of longstanding customers will generate stable and predictable cash flow for the Partnership and substantially mitigate our exposure to market and commodity volatility. For additional information about our contracts, see “Business—Contracts”.

Industry Trends

The terminal industry has evolved from a vertically integrated element of the oil majors’ supply chain in the 1970s to a specialized industry today. Presently, the independent terminal industry serves not only the oil majors but also national oil companies, independent refiners and marketing companies, resulting in independent terminal companies owning 20% of global terminal capacity in 2013 according to PortStorage Group. In parallel with these changes, the volume of global petroleum consumption has grown from 60 MMBpd to 89 MMBpd from 1982 to 2012 according to the U.S. Energy Information Administration.

Terminal capacity has expanded to meet the growing global demand for refined petroleum products and crude oil. International supply and demand hubs have formed along export routes of a supply source or at well-situated demand centers. Major hubs include the Amsterdam-Rotterdam-Antwerp region of Europe, Fujairah in the Middle East, Singapore in Asia and the United States Gulf Coast in North America. These hubs provide a physical location where large flows converge and have the logistical support to export excess products or import in areas where there is a shortage of products. Various factors, such as growth in the developing world, aging and inefficient refineries in Europe, Japan, Australia and Africa, political unrest in key oil producing countries such as Iraq and Iran, and the shale oil boom in the United States have contributed to increased trade of refined petroleum products and crude oil. We anticipate that the growing trend of supply and demand imbalances will continue and that independent terminals in strategic locations with flexible infrastructure will be well suited to meet market needs.

The concentration of ownership in the terminal industry has evolved differently in the United States than in international markets. In the United States, the proliferation of master limited partnerships has provided a capital-efficient vehicle to concentrate the ownership of midstream assets with independent terminal owners. However, the ownership of terminals in the international market remains relatively fragmented. The following graph illustrates the relative concentration of independent terminal ownership between the United States and international markets.

US Terminal Capacity Ownership	Non-US Terminal Capacity Ownership

Source: PortStorage Group—OPIS/STALSBY TankTerminals.com Database

Our Business Strategies

Our primary business objective is to generate stable cash flows that enable us to pay the minimum quarterly distribution to our unitholders and to increase our quarterly cash distributions over time. We intend to accomplish this objective by executing the following business strategies:

•	Procure long-term, fee-based, take-or-pay agreements. We are focused on generating stable and predictable cash flows by providing fee-based, take-or-pay terminaling services to our customers under long-term agreements. Our contracts have a weighted average remaining tenor of more than four years as of June 30, 2014, after giving effect to the guarantee period described above under “Our Assets—Our Initial Assets”. We do not have direct commodity price exposure because we do not own the underlying commodities being stored at our terminals and do not engage in the trading of any commodities.

•

Pursue growth through strategic acquisitions of additional energy infrastructure assets from VTTI.    We plan to pursue accretive acquisitions of additional energy infrastructure assets that VTTI may offer us in the future. At the closing of this offering, we will enter into an omnibus agreement under which VTTI will offer us the right to acquire additional assets that it currently owns or will own in the future, including additional equity interests in VTTI Operating, before offering to sell any such assets to any third party. VTTI is currently in varying stages of evaluation and development of numerous additional terminaling projects and we believe such projects may provide growth opportunities for us in the future.

•

Capitalize on international terminaling market fragmentation through strategic acquisitions from third parties.    We believe that the terminaling business outside the United States is highly fragmented and presents an attractive and immediate opportunity for large scale, well-capitalized companies to capture significant market share, achieve economies of scale and build brand equity. We intend to pursue such acquisition opportunities both independently and jointly with VTTI or third parties, particularly when the third party partners have expertise in certain industries or geographies. We believe that our base of operations provides multiple platforms for strategic growth through acquisitions.

•

Pursue organic development opportunities and greenfield construction projects.    Our assets are generally located in the major international supply and demand centers for refined petroleum products and crude oil and have a high degree of interconnectivity and physical integration with major refinery complexes. We will continually evaluate organic development opportunities to expand the capacity of our existing assets, which can be accomplished at several of our terminals without purchasing additional property. Additionally, since 2006, VTTI has designed, constructed and contracted terminal storage of approximately 30.8 million barrels through greenfield and brownfield construction. We will continue to pursue development of new terminals independently of, or in partnership with, VTTI in order to meet increasing demand for our services.

•

Continuous enhancement of customer service to retain our competitive position.     Our terminals have been constructed with our customers’ business objectives in mind. Accordingly, we strive to maximize the utilization of our terminals by providing access to multiple modes of transportation, advanced blending and loading technology and high capacity throughput and storage equipment such as tanks, pumps and berths in order to provide our customers with maximum flexibility and optionality. Furthermore, we continually seek to identify and pursue opportunities to increase our utilization, improve our operating efficiency and expand our service offerings to our customers.

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Maintain sound financial practices and flexibility to ensure our long-term viability.    We are committed to disciplined financial practices and a balanced capital structure, which we believe will serve the long-term interests of our unitholders. We believe our conservative capital structure, when combined with our stable, fee-based cash flows, should afford us efficient access to capital markets at a competitive cost of capital.

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Maintain safe and reliable operations.    We believe that providing safe, reliable and efficient services is a key component in generating stable cash flows, and we are committed to maintaining the safety, reliability and efficiency of our operations. We strive to implement advanced technology to facilitate the management and standardization of our health, safety, and environmental policies and procedures across our global terminal network, supported by our commitment to continuous improvement and to eliminating incidents across our terminal network. When an effective safety practice is developed at a particular terminal, we seek to deploy this best practice across our global network.

Our Competitive Strengths

We believe that we are well positioned to execute our business strategies successfully because of our following competitive strengths:

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Long-term, fee-based, take-or-pay contracts with creditworthy counterparties.    Our terminals generate revenue primarily under multi-year fee-based, take-or-pay arrangements with numerous creditworthy counterparties, including Vitol. While we believe that each of our terminals will be contracted for the foreseeable future at a rate not less than the respective rate in effect as of the date of this prospectus, we will enter into an omnibus agreement with VTTI in connection with this offering under which VTTI will guarantee the rates of certain capacity currently contracted by Vitol for a specified period of time after the Vitol terminaling services agreements expire. This will result in an overall weighted average contract tenor as of June 30, 2014 of more than four years. We believe the nature of our contracts with our customers and our guarantee arrangement with VTTI enhances our cash flow stability and predictability.

•

Strategic relationship with Vitol, MISC and VTTI.    We have a strategic relationship with Vitol, one of the world’s largest independent energy traders, MISC, one of the world’s leading international shipping and logistics companies, and VTTI, one of the world’s largest independent energy terminaling businesses. We believe that Vitol, MISC and VTTI, as the indirect owners of our general partner, a 55.4% limited partner interest in us and all of our incentive distribution rights, will be motivated to promote and support the successful execution of our principal business objectives and to pursue projects that directly or indirectly enhance the value of our assets.

•

Critical midstream infrastructure assets in major global energy market hubs.     At the closing of this offering, we will own a 36.0% interest in a network of 6 terminals with 396 tanks and 35.5 million barrels of refined petroleum product and crude oil storage capacity across key geographic markets in Europe, the Middle East, Asia and North America. Our assets are strategically located and generally have a high degree of interconnectivity and physical integration with refinery complexes and other significant energy infrastructure in locations where global oil and refined petroleum product flows converge.

•

Experienced, knowledgeable leadership team with a proven track record of management and growth.     Our officers and key managers have substantial experience in the management and operation of terminal facilities and associated assets with an average of over 20 years of experience in the energy industry. This team has demonstrated an ability to navigate diverse local markets and effectively identify appropriate business opportunities. They have experience operating an international organization, leading our parent VTTI’s 970 employees across 5 continents and 11 countries. Our management team also has demonstrated expertise in acquiring and integrating assets and in executing growth strategies in the refined petroleum product and crude oil logistics industry, having grown VTTI into one of the leading terminal companies in the world since its founding.

•

High barriers to entry.     Our potential competitors face high barriers to entry including high construction costs, less effective location options due to lack of access to navigable waterways and proximity to refining complexes and other significant energy infrastructure, a lack of existing relationships with local customers, the costs of industry regulations and the need for operational expertise. We believe these barriers offer us a competitive advantage, as our potential competitors will find it difficult to replicate our strategic geographic locations, knowledge of local markets and integration of our terminals. In addition, many of our terminals have the ability to add storage capacity, which could be constructed at a significantly lower cost compared to a greenfield project due to the investment that has already been made in the infrastructure of the existing assets.

•

High quality, flexible, well maintained asset base.     Our terminals have the logistical capability to accommodate various types of products and are supported by numerous interconnections of sea, road, pipelines, and railroad that provide our customers a variety of options for the delivery and receipt of their products. In addition, many of our terminal facilities are newly constructed or recently retrofitted, containing fully automated, advanced technology and high-capacity transfer and transportation infrastructure and interconnections that decrease labor costs. Three of our six terminals have been constructed since 2006 and significant capital has been invested in the remaining three terminals to expand capacity and enhance our operating capabilities.

Risk Factors

An investment in our common units involves risks associated with our business, our partnership structure and the tax characteristics of our common units. Those risks are described under “Risk Factors” beginning on page 21 of this prospectus.

Our Management

We are managed by the board of directors and executive officers of VTTI Energy Partners GP LLC, our general partner. VTTI is the indirect owner of our general partner and has the right to appoint the entire board of directors of our general partner, including the independent directors appointed in accordance with the listing standards of the New York Stock Exchange (“NYSE”). Unlike shareholders in a publicly traded corporation, our common unitholders are not entitled to elect our general partner or the board of directors of our general partner. Upon the closing of this offering, we will not directly employ any of the executive officers responsible for managing our business. All of the executive officers of our general partner that will be responsible for managing our day to day affairs are officers of VTTI and, therefore, will have responsibilities to each of us, our general partner and VTTI after this offering. For more information about the directors and executive officers of our general partner, see “Management—Directors and Executive Officers of VTTI Energy Partners GP LLC”.

In order to maintain operational flexibility, our operations will be conducted through, and our operating assets will be owned by, various operating subsidiaries. VTTI Operating, of which we will own a 36.0% interest upon completion of this offering, will employ most of the personnel who work at our terminaling facilities. Our general partner has the sole responsibility for providing the remaining personnel necessary to conduct our operations, whether through directly hiring employees or by obtaining the services of personnel employed by VTTI or others.

Neither we nor our general partner employ any of the individuals who serve as executive officers of our general partner and are responsible for managing our business. Our general partner’s executive officers are employed by VTTI MLP Services Ltd, or VTTI Services, a wholly-owned subsidiary of the selling unitholder, and will be made available to VTTI MLP Holdings Ltd, or VTTI Holdings, pursuant to the terms of a secondment agreement that VTTI Services will enter into with VTTI Holdings upon completion of this offering. Pursuant to the applicable provisions of the secondment agreement, VTTI Holdings will, on a cost-plus basis, reimburse VTTI Services for the costs that it incurs in providing compensation and benefits to its employees made available to VTTI Holdings, including the executive officers of our general partner. Pursuant to the applicable provisions of the administrative services agreement that we will enter into with VTTI Holdings, upon completion of this offering, we will pay VTTI Holdings a fixed fee of approximately $3.0 million per year for, among other things, the services of our general partner’s executive officers and other personnel operating our business and for the provision of certain administrative services, such as accounting and financial services. In addition, our partnership agreement will provide that we will reimburse our general partner for the other expenses relating to the management of the Partnership. In such case, under our partnership agreement, there is no limit on expense reimbursements we may be required to pay our general partner. See “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Administrative Services Agreement” and “—Secondment Agreement” and “The Partnership Agreement—Reimbursement of Expenses.”

Summary of Conflicts of Interest and Duties

Our general partner will have a legal duty to manage us in a manner it subjectively believes is in our best interests, subject to the limitations described under “Conflicts of Interest and Fiduciary Duties”. This legal duty is commonly referred to as a “fiduciary duty”. However, because our general partner is indirectly owned by VTTI, the officers and directors of our general partner also have a duty to manage us in a manner beneficial to VTTI. As a result of these relationships, conflicts of interest may arise between us and our unaffiliated limited partners on the one hand, and VTTI and its affiliates, including our general partner, on the other hand. The resolution of these conflicts may not be in the best interest of us or our unitholders. In particular:

•

certain of our directors will also serve as directors of VTTI or its affiliates and as such will have fiduciary duties to VTTI or its affiliates that may cause them to pursue business strategies that disproportionately benefit VTTI or its affiliates or which otherwise are not in the best interests of us or our unitholders;

•

our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner, which entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligations to give any consideration to any interest of or factors affecting us, our affiliates or any unitholder; when acting in its individual capacity, our general partner may act without any fiduciary obligation to us or the unitholders whatsoever;

•	VTTI and its affiliates may compete with us;

•

any agreement between us, on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor;

•

borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner or our directors to our unitholders, including borrowings that have the purpose or effect of: (1) enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights or (2) hastening the expiration of the subordination period;

•

our general partner, as the holder of the incentive distribution rights, has the right to reset the minimum quarterly distribution and the cash target distribution levels upon which the incentive distributions payable to our general partner are based without the approval of unitholders or the conflicts committee of our general partner’s board of directors at any time when there are not subordinated units outstanding and we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distribution for each of the prior four consecutive fiscal quarters; in connection with such resetting and the corresponding relinquishment by our general partner of incentive distribution payments based on the cash target distribution levels prior to the reset, our general partner will be entitled to receive a number of newly issued common units and general partner units based on a predetermined formula described under “How We Make Cash Distributions—Our General Partner’s Right to Reset Incentive Distribution Levels”; and

•

in connection with the offering, we will enter into agreements, including the omnibus agreement, and may enter into additional agreements, with VTTI and certain of its subsidiaries, relating to the purchase of certain assets, the provision of certain services to us by VTTI and its affiliates and other matters. In the performance of their obligations under these agreements, VTTI and its subsidiaries, other than our general partner, are not held to a fiduciary duty standard of care to us, our general partner or our limited partners, but rather to the standard of care specified in these agreements.

For a more detailed description of our management structure, please read “Management—Directors and Executive Officers of VTTI Energy Partners GP LLC” and “Certain Relationships and Related Party Transactions”.

VTTI has the authority to appoint our general partner’s directors, who in turn appoint our general partner’s officers. Our board of directors will have a conflicts committee composed of independent directors. Our board of directors may, but is not obligated to, seek approval of the conflicts committee for resolutions of conflicts of interest that may arise as a result of the relationships between VTTI and its affiliates, on the one hand, and us and our unaffiliated limited partners, on the other. There can be no assurance that a conflict of interest will be resolved in favor of us.

In addition, our partnership agreement contains provisions that restrict the standards to which our general partner would otherwise be held under Marshall Islands law. For example, our partnership agreement limits the liability and restricts the fiduciary duties of our general partner to our unitholders. Our partnership agreement also restricts the remedies available to unitholders. By purchasing a common unit, you are agreeing to the modified standard of fiduciary duties and to certain actions that may be taken by our general partner, all as set forth in the partnership agreement. Please read “Conflicts of Interest and Fiduciary Duties” for a description of the fiduciary duties that would otherwise be imposed on our general partner under Marshall Islands law, the material modifications of those duties contained in our partnership agreement and certain legal rights and remedies available to our unitholders under Marshall Islands law. These provisions of our partnership agreement do not waive or diminish your rights under U.S. federal securities laws.

For a description of other relationships we have with our affiliates, please read “Certain Relationships and Related Party Transactions”.

VTTI, Vitol and MISC May Compete Against Us

Our partnership agreement does not prohibit VTTI, Vitol or MISC, or their affiliates, other than our general partner, from owning assets or engaging in businesses that compete directly or indirectly with us.

For a more detailed description of the conflicts of interest and the duties of our general partner, see “Conflicts of Interest and Duties”. For a description of other relationships with our affiliates, see “Certain Relationships and Related Party Transactions”.

Principal Executive Offices and Internet Address

Our principal executive offices are located at 25-27 Buckingham Palace Road, London, SW1W 0PP, United Kingdom, and our telephone number is +44 20 7973 4200. Following the completion of this offering, our website will be located at www.vttienergypartners.com. We expect to make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission, or SEC, available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute part of this prospectus. See “Where You Can Find More Information” for an explanation of our reporting requirements as a foreign private issuer.

Implications of Being an Emerging Growth Company

Our Predecessor had less than $1.0 billion in revenue during its last fiscal year, which means that we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•

the ability to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in the registration statement of its initial public offering;

•

exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002;

•	exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies; and

•

exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and financial statements.

We may take advantage of these provisions until the end of the fiscal year following the fifth anniversary of our initial public offering or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if we have more than $1.0 billion in annual revenues, have more than $700 million in market value of our common units held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some, but not all, of these reduced burdens. For as long as we take advantage of the reduced reporting obligations, the information that we provide unitholders may be different than information provided by other public companies.

Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933 for complying with new or revised accounting standards. This permits an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other companies.

Formation Transactions

We were formed on April 11, 2014 as a Marshall Islands limited partnership to own and operate a portion of the businesses that have historically been owned by VTTI.

In connection with this offering, the following transactions have occurred or will occur:

•

VTTI has conveyed its equity interests in VTTI Nederland B.V., VTTI Americas B.V., VTTI SE Asia B.V., Eurotank Belgium B.V. and Fosco Holding Ltd. (collectively, the “Holding Companies”), which own equity interests in Antwerp Terminal & Processing Company N.V., ATT Tanjung Bin Sdn. Bhd., ETT Jetty Operations B.V., ETT Pipeline Operations B.V., Eurotank Amsterdam B.V., Euro Tank Terminal B.V., Seaport Canaveral Corp. and VTTI Fujairah Terminals Ltd (collectively, the “Operating Companies”) to VTTI Operating;

•

VTTI has conveyed to the selling unitholder all of the equity interests in VTTI Operating, including shares that represent an economic interest in VTTI Operating (“profit shares”) and shares with voting rights (“voting shares”);

•	the selling unitholder will convey 0.72% of its profit shares in VTTI Operating to the general partner;

•	the selling unitholder will convey 35.28% of its profit shares and 51% of its voting shares in VTTI Operating to us in exchange for 20,125,000 common units and 20,125,000 subordinated units;

•	the general partner will convey its profit shares in VTTI Operating to us in exchange for maintaining its 2% general partner interest in us;

•	we will convey all of our voting and profit shares (constituting a 36.0% economic interest and a 51% voting interest) in VTTI Operating to VTTI Holdings;

•

we will issue to our general partner the incentive distribution rights, which entitle the holder to increasing percentages, up to a maximum of 48.0%, of the cash we distribute in excess of our minimum quarterly distribution of $0.2625 per unit per quarter, as described under “Our Cash Distribution Policy and Restrictions on Distributions”;

•

the selling unitholder will offer 17,500,000 common units to the public in this offering (20,125,000 common units if the underwriters exercise their option to purchase 2,625,000 additional common units in full), representing a 42.6% limited partner interest in us;

•	VTTI Operating has entered into a new €500.0 ($680.0) million revolving credit facility, or the VTTI Operating Revolving Credit Facility;

•	VTTI Operating will repay approximately $380 million in intercompany loans with VTTI using drawdowns from the new VTTI Operating Revolving Credit Facility;

•	VTTI will convert approximately $234 million in intercompany loans with VTTI Operating to equity in VTTI Operating; and

•

we will enter into agreements with our general partner and certain of its affiliates, pursuant to which they will agree to, among other things, provide us administrative services, indemnify us for certain liabilities and grant us a right of first offer to acquire the ROFO Assets. See “Certain Relationships and Related Party Transactions”.

Simplified Organizational and Ownership Structure After this Offering

The following diagram depicts our simplified organizational and ownership structure after giving effect to the offering and related transactions described above:

(1)	VTTI Operating will own 100% of the Operating Companies, except for the Fujairah terminal and the Rotterdam terminal, in which VTTI Operating will own 90% of the economic interest in each of those two terminals, and Fujairah Petroleum Co. and SK Terminal B.V. own the remaining 10%, respectively.

	Number of Units	Percentage Ownership
Public Common Units(1)	17,500,000	42.6
Selling Unitholder Common Units(1)	2,625,000	6.4
Selling Unitholder Subordinated Units	20,125,000	49.0
General Partner Interest	821,429	2.0%

	41,071,429	100.0%

(1)	Assumes the underwriters do not exercise their option to purchase 2,625,000 additional common units. If the underwriters exercise any part of their option to purchase additional common units, the number of common units shown to be owned by the selling unitholder will be reduced, and the number of common units shown to be owned by the public will be increased, by the number of common units purchased in connection with any such exercise. Accordingly, the exercise of the underwriters’ option will not affect the total number of common units outstanding. If the underwriters’ option is exercised in full, then the public would own all of the common units.

The Offering

Common units offered to the public	17,500,000 common units; or

20,125,000 common units if the underwriters exercise in full their option to purchase additional common units.

Units outstanding after this offering	20,125,000 common units and 20,125,000 subordinated units, representing a 49.0% and 49.0% limited partner interest in us, respectively. If the underwriters exercise any part of their option to purchase additional common units, the number of common units owned by the selling unitholder will be reduced, and the number of common units owned by the public will be increased, by the number of common units purchased in connection with any such exercise. Accordingly, the exercise of the underwriters’ option will not affect the total number of common units outstanding. In addition, our general partner will own a 2.0% general partner interest in us.

Use of proceeds	We will not receive any proceeds from the sale of common units by the selling unitholder in this offering. See “Use of Proceeds” and “Selling Unitholder”.

Cash distributions	We intend to make minimum quarterly distributions of $0.2625 per common unit ($1.05 per unit on an annualized basis) to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. In general, we will pay any cash distributions we make each quarter in the following manner:

•	first, to the holders of common units, until each common unit has received a minimum quarterly distribution of $0.2625 plus any arrearages from prior quarters;

•	second, to the holders of subordinated units, until each subordinated unit has received a minimum quarterly distribution of $0.2625; and

•	third, to all unitholders, pro rata, until each unit has received an aggregate distribution of $0.301875.

Within 45 days after the end of each fiscal quarter (beginning with the quarter ending September 30, 2014), we will distribute all of our available cash to unitholders of record on the applicable record date. We will adjust the minimum quarterly distribution for the period from the closing of this offering through September 30, 2014 based on the actual length of the period. Our ability to pay our minimum quarterly distribution is subject to various restrictions and other factors described in more detail under the caption “Our Cash Distribution Policy and Restrictions on Distributions”.

If cash distributions to our unitholders exceed $0.301875 per unit in a quarter, holders of our incentive distribution rights (initially, our general partner) will receive increasing percentages, up to 48.0%, of the cash we distribute in excess of that amount. We refer to these distributions as “incentive distributions”. We must distribute all of our cash on hand at the end of each quarter, less reserves established by our general partner’s board of directors to provide for the proper conduct of our business, to comply with any applicable debt instruments or to provide funds for future distributions. We refer to this cash as “available cash”, and we define its meaning in our partnership agreement. The amount of available cash may be greater than or less than the aggregate amount of the minimum quarterly distribution to be distributed on all units.

We believe, based on the estimates contained in and the assumptions listed under “Our Cash Distribution Policy and Restrictions on Distributions—Forecasted Cash Available for Distribution”, that we will have sufficient cash available for distribution to enable us to pay the minimum quarterly distribution of $0.2625 on all of our common and subordinated units for each quarter through June 30, 2015. However, unanticipated events may occur that could adversely affect the actual results we achieve during the forecast period. Consequently, our actual results of operations, cash flows and financial condition during the forecast period may vary from the forecast, and such variations may be material. Prospective investors are cautioned not to place undue reliance on the forecast and should make their own independent assessment of our future results of operations, cash flows and financial condition.

See “Our Cash Distribution Policy and Restrictions on Distributions—Forecasted Cash Available for Distribution”.

Subordinated units	The selling unitholder will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that in any quarter during the subordination period the subordinated units are entitled to receive the minimum quarterly distribution of $0.2625 per unit only after the common units have received the minimum quarterly distribution and arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages. The subordination period generally will end if we have earned and paid at least (1) $1.05 (the minimum quarterly distribution on an annualized basis) on each outstanding common and subordinated unit and the corresponding distribution on the general partner’s 2.0% interest for any three consecutive, non-overlapping four-quarter periods ending on or after June 30, 2017 or (2) $1.575 (150.0% of the annual minimum quarterly distribution) on each outstanding common unit and subordinated unit and the incentive distribution rights for the four-quarter period immediately preceding that date, in each case provided there are no arrearages on our common units at that time. If the subordination period ends as a result of us having met the tests described above, all subordinated units will convert into common units on a one-for-one basis, and the common units will no longer be entitled to arrearages.

For purposes of determining whether the subordination period will end, the three consecutive four-quarter periods for which the determination is being made may include one or more quarters with respect to which arrearages in the payment of the minimum quarterly distribution on the common units have accrued, provided that all such arrearages have been repaid prior to the end of each such four-quarter period.

See “How We Make Cash Distributions—Subordination Period”.

Our general partner’s right to reset the target distribution levels	Our general partner, as the initial holder of all of our incentive distribution rights, has the right, at a time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (48%) for each of the prior four consecutive fiscal quarters, to reset the initial cash target distribution levels at higher levels based on the distribution at the time of the exercise of the reset election. If our general partner transfers all or a portion of the incentive distribution rights it holds in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right. Following a reset election by our general partner, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two fiscal quarters immediately preceding the reset election (we refer to such amount as the “reset minimum quarterly distribution amount”), and the target distribution levels will be reset to correspondingly higher levels based on the same percentage increases above the reset minimum quarterly distribution amount as our current target distribution levels.

In connection with resetting these target distribution levels, our general partner will be entitled to receive a number of common units equal to that number of common units whose aggregate quarterly cash distributions equaled the average of the distributions to it on the incentive distribution rights in the prior two quarters. For a more detailed description of our general partner’s right to reset the target distribution levels upon which the incentive distribution payments are based, see “How We Make Cash Distributions—Our General Partner’s Right to Reset Incentive Distribution Levels”.

Issuance of additional units	We can issue an unlimited number of additional units, including units that are senior to the common units in rights of distribution, liquidation and voting, on the terms and conditions determined by our general partner’s board of directors, without the consent of our unitholders. See “Units Eligible for Future Sale” and “The Partnership Agreement—Issuance of Additional Interests”.

Limited voting rights

Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our businesses. Our unitholders will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any common and subordinated units owned by our general partner and its affiliates, voting together as a single class. Upon consummation of this offering, the selling unitholder will own, directly or indirectly, approximately 57.4% of our outstanding units (or 51.0% of our outstanding units if the underwriters’ option to purchase additional common units is exercised in full). As a result, you will initially be unable to remove our general partner without its consent, because the selling unitholder will own sufficient units upon completion of this offering to be able to prevent the general partner’s removal. See “The Partnership Agreement—Voting Rights”.

Limited call right	If at any time our general partner and its affiliates own more than 80.0% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all, but not less than all, of the remaining common units at a price equal to the greater of (x) the average of the daily closing prices of the common units over the 20 trading days preceding the date three days before the notice of exercise of the call right is first mailed and (y) the highest price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of this limited call right.

U.S. federal income tax consequences	Although we are organized as a partnership, we have elected to be treated as a corporation solely for U.S. federal income tax purposes. Consequently, all or a portion of the distributions you receive from us will constitute dividends for such purposes. The remaining portion of such distributions will be treated first as a non-taxable return of capital to the extent of your tax basis in your common units and, thereafter, as capital gain. We estimate that if you hold the common units that you purchase in this offering through the period ending December 31, 2016, the distributions you receive, on a cumulative basis, that will constitute dividends for U.S. federal income tax purposes will be approximately 55.0% of the total cash distributions you receive during that period. See “Material U.S. Federal Income Tax Consequences—U.S. Federal Income Taxation of U.S. Holders—Ratio of Dividend Income to Distributions” for the basis of this estimate. See also “Risk Factors—Tax Risks” for a discussion relating to the taxation of dividends. For a discussion of other material U.S. federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, see “Material U.S. Federal Income Tax Consequences”.

Non-U.S. tax consequences	We and our general partner have been organized under the laws of the Republic of the Marshall Islands and are expected to be managed and controlled in the United Kingdom. VTTI Operating has been organized under the laws of the Netherlands.

For a discussion of material Marshall Islands, Dutch and U.K. income tax consequences that may be relevant to prospective unitholders and for a discussion of the risk that unitholders may be attributed the activities we undertake in various jurisdictions for taxation purposes, see “Non-United States Tax Consequences” and “Risk Factors—Tax Risks”.

Exchange listing	We have been approved to list the common units on the New York Stock Exchange under the symbol “VTTI”, subject to official notice of issuance.

Summary Historical Financial and Operating Data

We were formed in April 2014 and do not have historical financial statements. Therefore, in this prospectus we present the historical financial and operating data of VTTI Energy Partners LP Predecessor, consisting of the combined financial statements of the Holding Companies and the Operating Companies. We refer to our predecessor for accounting purposes as our “Predecessor”.

Upon completion of the formation transactions described under “—Formation Transactions”, the Holding Companies and the Operating Companies will become subsidiaries of VTTI Operating and we will own 36.0% of the profit shares and 51% of the voting shares of VTTI Operating. Since we will control VTTI Operating’s assets and operations through our majority voting interest, our future consolidated financial statements will include VTTI Operating, the Holding Companies and the Operating Companies as consolidated subsidiaries, and the selling unitholder’s 64.0% interest will be reflected as a non-controlling interest.

The summary historical financial data of our Predecessor as of and for the years ended December 31, 2012 and 2013 and the three months ended March 31, 2013 and 2014 has been derived from the audited historical combined carve-out financial statements of our Predecessor and the unaudited condensed combined interim financial statements of our Predecessor, respectively, prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, which are included elsewhere in this prospectus.

The following table should be read together with, and is qualified in its entirety by reference to, the historical combined carve-out financial statements and the accompanying notes appearing elsewhere in this prospectus. Among other things, the historical financial statements include more detailed information regarding the basis of presentation for the information in the following table. The table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business”.

Our results of operations, cash flows and financial conditions could differ from those that would have resulted if we operated autonomously or as an entity independent of VTTI in the periods for which historical financial data is presented below, and such data may not be indicative of our future operating results or financial performance.

	VTTI Energy Partners LP Predecessor
	December 31, 2012	December 31, 2013	Three Months Ended March 31, 2013	Three Months Ended March 31, 2014
	(in US$ millions, except operating data)
Statement of Operations Data:
Revenues	$257.6	$299.2	$71.0	$73.5
Operating costs and expenses:
Operating costs	80.9	88.9	21.7	23.6
Depreciation and amortization	55.5	67.4	16.5	17.5
Selling, general and administrative	20.7	22.9	5.4	6.0
Other operating expenses	0.6	0.9	—	—

Total operating expenses	157.7	180.1	43.6	47.1

Total operating income	99.9	119.1	27.4	26.4

Other income (expense)
Interest expense, including affiliates	(18.9)	(30.0)	(7.4)	(7.5)
Other expenses	(0.7)	(1.4)	(0.4)	(0.3)

Total other expense, net	(19.6)	(31.4)	(7.8)	(7.8)

Income before income tax expense	80.3	87.7	19.6	18.6
Income tax expense	(14.2)	(17.7)	(3.6)	—

Net income	$66.1	$70.0	$16.0	$18.6

Non-controlling interest	(5.2)	(5.5)	(1.3)	(1.1)

Net income attributable to parents’ equity	$60.9	$64.5	$14.7	$17.5

	VTTI Energy Partners LP Predecessor
	December 31, 2012	December 31, 2013	Three Months Ended March 31, 2013	Three Months Ended March 31, 2014
			(unaudited)	(unaudited)
	(in US$ millions, except operating data)
Statement of Cash Flow Data:
Net cash provided by operating activities	$121.1	$149.9	$30.6	$27.7
Net cash used in investing activities	(146.1)	(84.7)	(19.0)	(11.9)
Net cash provided by (used in) financing activities	54.5	(51.0)	3.5	(13.4)
Other Financial Data:
Adjusted EBITDA(1)	$155.4	$186.5	$43.9	$43.9

Balance Sheet Data (at period end):
Cash and cash equivalents	$38.7	$54.5		$56.8
Total assets	1,584.4	1,658.5		1,660.0
Total liabilities	880.8	1,012.8		1,007.2
Total owner’s equity	703.6	645.7		652.8
Operating Data:
Gross storage capacity, end of period (MMBbls)	35.3	35.5		35.5

(1)	We define Adjusted EBITDA as net income (loss) before interest expense, income tax expense and depreciation and amortization expense, as further adjusted to reflect certain other non-cash and non-recurring items.

Adjusted EBITDA is a non-GAAP supplemental financial measure that management and external users of our combined financial statements, such as industry analysts, investors, lenders and rating agencies, may use to assess our operating performance as compared to other publicly traded partnerships in the midstream energy industry, without regard to historical cost basis or financing methods, and the viability of acquisitions and other capital expenditure projects and the returns on investment in various opportunities.

We believe that the presentation of Adjusted EBITDA in this prospectus provides useful information to management in assessing our financial condition and results of operations. The U.S. GAAP measure most directly comparable to Adjusted EBITDA is net income. Our non-GAAP financial measure of Adjusted EBITDA should not be considered as an alternative to U.S. GAAP net income. Adjusted EBITDA has important limitations as an analytical tool because it excludes some but not all items that affect net income. You should not consider Adjusted EBITDA in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Because Adjusted EBITDA may be defined differently by other companies in our industry, our definitions of Adjusted EBITDA may not be comparable to similarly titled measures of other companies, thereby diminishing its utility. The following table reconciles Adjusted EBITDA to net income for each of the periods indicated.

	Year Ended December 31, 2012	Year Ended December 31, 2013	Three Months Ended March 31, 2013	Three Months Ended March 31, 2014
			(unaudited)	(unaudited)
	(in US$ millions)
Net income	$66.1	$70.0	$16.0	$18.6
Interest expense, including affiliates	18.9	30.0	7.4	7.5
Other financial items(a)	0.7	1.4	0.4	0.3
Depreciation and amortization	55.5	67.4	16.5	17.5
Income tax expense	14.2	17.7	3.6	—

Adjusted EBITDA	$155.4	$186.5	$43.9	$43.9

(a)	Other financial items consist of other finance expense, realized and unrealized loss on derivative instruments and net loss on foreign currency transactions.

RISK FACTORS

Investing in our common units involves a high degree of risk. You should carefully consider the risks described below with all of the other information included in this prospectus before deciding to invest in our common units. Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. If any of the following risks were actually to occur, they may materially harm our business, financial condition and results of operations. In this event, we might not be able to pay distributions on our common units, the trading price of our common units could decline, and you could lose part or all of your investment.

Risks Inherent in Our Business

We may not have sufficient cash from operations following the establishment of cash reserves and payment of costs and expenses, including cost reimbursements to our general partner, to enable us to pay the minimum quarterly distribution to our unitholders.

We may not have sufficient cash each quarter to pay the full amount of our minimum quarterly distribution of $0.2625 per unit, or $1.05 per unit per year, which will require us to have available cash of approximately $10,781,250 per quarter, or $43,125,000 per year, based on the number of common and subordinated units to be outstanding after the completion of this offering. The amount of cash we can distribute on our common and subordinated units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things:

•	the volumes of refined petroleum products and crude oil we handle;

•	the terminaling services fees with respect to volumes that we handle;

•

damage to pipelines, facilities, related equipment and surrounding properties caused by hurricanes, earthquakes, floods, fires, severe weather, explosions and other natural disasters and acts of terrorism;

•	leaks or accidental releases of products or other materials into the environment, whether as a result of human error or otherwise;

•	planned or unplanned shutdowns of the refineries and industrial production facilities owned by or supplying our customers;

•	prevailing economic and market conditions;

•	difficulties in collecting our receivables because of credit or financial problems of customers;

•	the effects of new or expanded health, environmental and safety regulations;

•	governmental regulation, including changes in governmental regulation of the industries in which we operate;

•	changes in tax laws;

•	weather conditions; and

•	force majeure.

In addition, the actual amount of cash we will have available for distribution will depend on other factors, some of which are beyond our control, including:

•	the level of capital expenditures we make;

•	the cost of acquisitions;

•	our debt service requirements and other liabilities;

•	fluctuations in our working capital needs;

•	our ability to borrow funds and access capital markets;

•	restrictions contained in debt agreements to which we are a party; and

•	the amount of cash reserves established by our general partner.

For a description of additional restrictions and factors that may affect our ability to pay cash distributions, see “Our Cash Distribution Policy and Restrictions on Distributions”.

Our pro forma cash available for distribution for the four most recent fiscal quarters and for the fiscal year ended December 31, 2013, may not have been sufficient to pay 100% of the aggregate minimum quarterly distribution on all of our common and subordinated units during those periods.

We must generate approximately $43,125,000 of cash available for distribution to pay the aggregate minimum quarterly distributions for four quarters on all units that will be outstanding immediately following this offering. Because we have not prepared a pro forma condensed statement of income to demonstrate what our pro forma cash available for distribution would have been for the four most recent fiscal quarters and for the fiscal year ended December 31, 2013, it is possible that such amounts may not have been sufficient to pay 100% of the aggregate minimum quarterly distribution on all of our common and subordinated units during those periods. For a calculation of our ability to make future cash distributions to our unitholders based on our historical as adjusted results, please read “Cash Distribution Policy and Restrictions on Distributions.” If we are not able to generate additional cash for distribution to our unitholders in future periods, we may not be able to pay the full minimum quarterly distribution or any amount on our common or subordinated units, in which event the market price of our common units may decline materially.

The assumptions underlying our forecast of cash available for distribution included in “Our Cash Distribution Policy and Restrictions on Distributions” are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause cash available for distribution to differ materially from our estimates.

The forecast of cash available for distribution set forth in “Our Cash Distribution Policy and Restrictions on Distributions” includes our forecast of our results of operations and cash available for distribution for the twelve months ending June 30, 2015. Our ability to pay the full minimum quarterly distribution in the forecast period is based on a number of assumptions that may not prove to be correct, which are discussed in “Our Cash Distribution Policy and Restrictions on Distributions”.

Our forecast of cash available for distribution has been prepared by management, and we have not received an opinion or report on it from any independent registered public accountants. The assumptions underlying our forecast of cash available for distribution are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause cash available for distribution to differ materially from that which is forecasted. If we do not achieve our forecasted results, we may be unable to pay the minimum quarterly distribution or any amount on our common units or subordinated units, in which event the market price of our common units may decline materially. See “Our Cash Distribution Policy and Restrictions on Distributions”.

The amount of cash we have available for distribution to holders of our common and subordinated units depends primarily on our cash flow rather than on our profitability, which may prevent us from making distributions, even during periods in which we record net income.

The amount of cash we have available for distribution depends primarily upon our cash flow and not solely on profitability, which will be affected by non-cash items. As a result, we may make cash distributions during periods when we record losses for financial accounting purposes and may not make cash distributions during periods when we record net earnings for financial accounting purposes.

None of the proceeds from the sale of common units by the selling unitholder in this offering will be available to fund our operations or to pay distributions.

We will not receive any proceeds from the sale of common units by the selling unitholder in this offering. Consequently, none of the proceeds from such sale will be available to fund our operations or to pay a distribution to the public unitholders. See “Use of Proceeds” and “Selling Unitholder”.

Our business would be adversely affected if the operations of our customers experienced significant interruptions. In certain circumstances, the obligations of many of our key customers under their terminaling services agreements may be reduced, suspended or terminated, which would adversely affect our financial condition and results of operations.

We are dependent upon the uninterrupted operations of certain facilities owned or operated by third parties, such as the pipelines, barges and retail fuel distribution assets, as well as refineries and other production facilities that produce products we handle. Any significant interruption at these facilities or inability to transport products to or from these facilities or to or from our customers for any reason would adversely affect our results of operations, cash flow and ability to make distributions to our unitholders. Operations at our facilities and at the facilities owned or operated by our customers and their suppliers could be partially or completely shut down, temporarily or permanently, as the result of any number of circumstances that are not within our control, such as:

•	catastrophic events, including hurricanes and floods;

•	explosion, breakage, accidents to machinery, storage tanks or facilities;

•	environmental remediation;

•	labor difficulties; and

•	disruptions in the supply of products to or from our facilities, including the failure of third party pipelines or other facilities.

Additionally, terrorist attacks and acts of sabotage could target oil and gas production facilities, refineries, processing plants, terminals and other infrastructure facilities.

Our terminaling services agreements with many of our key customers provide that, if any of a number of events occur, including certain of those events described above, which we refer to as events of force majeure, and the event significantly delays or renders performance impossible with respect to a facility, usually for a specified minimum period of days, our customer’s obligations would be temporarily suspended with respect to that facility. In that case, a customer’s fixed terminaling services fees may be reduced or suspended, even if we are contractually restricted from recontracting out the storage space in question during such force majeure period, or the contract may be subject to termination. There can be no assurance that we are adequately insured against such risks. As a result, our revenue and results of operations could be materially adversely affected.

Our financial results depend on the demand for refined petroleum products and crude oil, and general economic downturns could result in lower demand for these products for a sustained period of time.

There has historically been a strong link between the development of the world economy and demand for energy, including oil and natural gas. The world economy is currently facing a number of challenges. Any sustained decrease in demand for refined petroleum products and crude oil in the markets served by our terminals could result in a significant reduction in storage usage in our terminals, which would reduce our cash flow and our ability to make distributions to our unitholders. Due to our lack of diversification in asset type, an adverse development in this business could have a significantly greater impact on our results of operations and cash available for distribution to our unitholders than if we maintained more diverse assets.

Our financial results may also be affected by uncertain or changing economic conditions within certain regions, including the challenges that have recently affected the economic conditions in Europe and the United States. If economic and market conditions remain uncertain or adverse conditions persist, spread or deteriorate further, we may experience material impacts on our business, financial condition and results of operations.

Furthermore, if global events were to change international trade patterns and shift the global flow of oil to other regions of the world, our terminals may no longer be strategically located. Large independent terminal operators are strategically located near major supply and demand hubs which naturally form along export routes of a supply-source or at well-situated demand centers. If macroeconomic events, such as a severe economic recession or depression, were to shift the global flow of oil to other regions of the world and away from the regions we currently service, our terminals may not be optimally positioned to service the new centers. Such shifts could adversely affect our results of operations and financial condition and our ability to make distributions to our unitholders.

Other factors that could lead to a sustained decrease in market demand for refined petroleum products and crude oil include:

•	the level of worldwide oil and gas production and any disruption of those supplies;

•	higher fuel taxes or other governmental or regulatory actions that increase, directly or indirectly, the cost of gasoline and diesel;

•	a sustained increase in the market price of crude oil or shortage of refining capacity that leads to higher refined petroleum product prices;

•	an increase in automotive engine fuel economy, whether as a result of a shift by consumers to more fuel-efficient vehicles or technological advances by manufacturers; and

•	the increased use of alternative fuel sources, such as ethanol, biodiesel, fuel cells and solar, electric and battery-powered engines.

Any decrease in supply and marketing activities may result in reduced storage volumes at our terminal facilities, which would adversely affect our financial condition and results of operations.

If we are unable to renew or extend the terminaling services agreements we have with our customers, our ability to make distributions to our unitholders will be reduced.

As of June 30, 2014, after giving effect to VTTI’s guarantee pursuant to the omnibus agreement of the rates of certain capacity currently contracted by Vitol for a specified period of time after the Vitol terminaling services agreements expire, the average remaining tenor of our terminaling services agreements was more than four years. Terminaling services agreements that account for an aggregate of 1.0% of our expected revenues for the twelve months ending June 30, 2015, including agreements with Vitol, could expire or be terminated by our customers without penalty within the same period. If any one or more of our key customers does not renew or extend its terminaling services agreement after expiration of the applicable commitment, or if we are unable to renew or extend such agreement at comparable or higher pricing, our ability to make cash distributions to unitholders will be reduced. Additionally, we may incur substantial costs if modifications to our terminals are required by a new or renegotiated terminal services agreement. The occurrence of any one or more of these events could have a material impact on our financial condition and results of operations.

We are exposed to the credit risk of VTTI and our customers, and any material nonpayment or nonperformance by VTTI or our key customers could adversely affect our financial results and cash available for distribution.

We are subject to the risk of loss resulting from nonpayment or nonperformance by VTTI and our customers. Our credit procedures and policies may not be adequate to fully eliminate customer credit risk. If we fail to adequately assess the creditworthiness of existing or future customers or unanticipated deterioration in their creditworthiness, any resulting increase in nonpayment or nonperformance by them and our inability to re-market or otherwise use the storage capacity could have a material adverse effect on our business, financial condition, results of operations and ability to pay distributions to our unitholders. In addition, some of our customers may have material financial and liquidity issues or may, as a result of operational incidents or other events, be disproportionately affected as compared to larger, better capitalized companies. Also, pursuant to the omnibus agreement that we will enter into in connection with the closing of this offering, VTTI will guarantee the rates of certain capacity currently contracted by Vitol for a specified period of time after the Vitol terminaling services agreements expire. Any material nonpayment or nonperformance by VTTI or any of our key customers could have a material adverse effect on our revenue and cash flows and our ability to make cash distributions to our unitholders.

We depend on Vitol and a relatively limited number of our other key customers for a significant portion of our revenues.

A significant percentage of our revenue is attributable to a relatively limited number of customers, including Vitol. Our top five customers accounted for approximately 93% and 94% of our revenue for the year ended December 31, 2013 and the three months ended March 31, 2014, respectively. Vitol individually accounted for approximately 76% and 79% of our revenue for the year ended December 31, 2013 and the three months ended March 31, 2014, respectively. Because of Vitol’s position as a major customer of our business, events which adversely affect Vitol’s creditworthiness may, in particular, adversely affect our financial condition or results of operations. If we acquire additional terminals from VTTI pursuant to our right of first offer or otherwise, or if we enter into new or expanded agreements, the percentage of our revenue generated by Vitol may increase and our exposure to these risks would increase. Further, if Vitol does not renew certain terminaling services agreements, at the end of any such agreement’s duration, VTTI will either contract a third-party customer to replace Vitol’s commitments at that terminal or reimburse us for any losses resulting from Vitol’s expiring contract for a certain period. If such were to occur, we would then rely on VTTI for an increased percentage of our revenue. We expect our exposure to concentrated risk of non-payment or non-performance to continue as long as we remain substantially dependent on a relatively limited number of customers for a substantial portion of our revenue.

Our operations are subject to operational hazards and unforeseen interruptions, including interruptions from hurricanes, floods or severe storms, for which we may not be adequately insured.

Our operations are currently located in Europe, the Middle East, Asia, and the United States and are subject to operational hazards and unforeseen interruptions, including interruptions from hurricanes, floods or severe storms, which have historically impacted such regions with some regularity. We may also be affected by factors such as other adverse weather, accidents, fires, explosions, hazardous materials releases, mechanical failures, disruptions in supply infrastructure or logistics and other events beyond our control. In addition, our operations are exposed to other potential natural disasters, including tornadoes, storms, floods and earthquakes. If any of these events were to occur, we could incur substantial losses because of personal injury or loss of life, severe damage to and destruction of property and equipment, and pollution or other environmental damage resulting in curtailment or suspension of our related operations.

We are not fully insured against all risks incident to our business. Certain of the insurance policies covering entities and their operations that will be contributed to us as a part of our initial public offering also provide coverage to entities that will not be contributed to us. The coverage available under those insurance policies has historically been allocated among the entities that will be contributed to us and the entities that will not be contributed to us. This allocation may result in limiting the amount of recovery available to us for purposes of covered losses.

Furthermore, we may be unable to maintain or obtain insurance of the type and amount we desire at reasonable rates. As a result of market conditions, premiums and deductibles for certain of our insurance policies have increased and could escalate further. In addition sub-limits have been imposed for certain risks. In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage. If we were to incur a significant liability for which we are not fully insured, it could have a material adverse effect on our financial condition, results of operations and cash available for distribution to unitholders.

Reduced volatility in energy prices, certain market structures (including backwardated markets), changing specifications or new government regulations could discourage our storage customers from holding positions in crude oil or refined petroleum products, which could adversely affect the demand for our storage services.

Because we do not own any of the crude oil or refined petroleum products that we handle and do not engage in the trading of refined petroleum products or crude oil, we have minimal direct exposure to risks associated with fluctuating commodity prices. These risks do, however, indirectly influence our activities and results of operations over the long term. Petroleum product prices may be contango (future prices higher than current prices) or backwardated (future prices lower than current prices) depending on market expectations for future supply and demand. In either situation, our customers regularly move products through our terminals. However, if the prices of refined products and crude oil become relatively stable, the market remains in a prolonged backwardated state, or if federal or state regulations are passed that discourage our customers from storing those commodities, demand for our terminaling services could decrease, in which case we may be unable to renew contracts for our terminaling services or be forced to reduce the rates we charge for our terminaling services, either of which would reduce the amount of cash we generate. Further, changes in product specifications could reduce the need for our customers to contract for terminal services.

Competition from other terminals that are able to supply our customers with comparable storage capacity at a lower price could adversely affect our financial condition and results of operations.

We compete with terminal and storage companies, including major integrated oil companies, of widely varying sizes, financial resources and experience that may be able to supply our customers with terminaling services on a more competitive basis. Our ability to compete could be harmed by factors we cannot control, including:

•	our competitors’ construction of new assets or redeployment of existing assets in a manner that would result in more intense competition in the markets we serve;

•	the perception that another company may provide better service; and

•	the availability of alternative supply points or supply points located closer to our customers’ operations.

Any combination of these factors could result in our customers utilizing the assets and services of our competitors instead of our assets and services, or our being required to lower our prices or increase our costs to retain our customers, either of which could adversely affect our results of operations, financial position or cash flows, as well as our ability to pay cash distributions to our unitholders.

Our expansion of existing assets and construction or acquisition of new assets may not result in revenue increases and will be subject to regulatory, environmental, political, legal and economic risks, which could adversely affect our operations and financial condition.

A portion of our strategy to grow and increase distributions to unitholders is dependent on our ability to expand existing assets and to construct or acquire additional assets. The construction or acquisition of a new terminal, or the expansion of an existing terminal, such as by increasing storage capacity or otherwise, involves numerous regulatory, environmental, political and legal uncertainties, most of which are beyond our control. Moreover, we may not receive sufficient long-term contractual commitments from customers to provide the revenue needed to support such projects. As a result, we may construct or acquire new facilities that are not able to attract enough customers to achieve our expected investment return, which could adversely affect our results of operations and financial condition and our ability to make distributions to our unitholders.

If we undertake these projects, they may not be completed on schedule or at all or at the budgeted cost. We may be unable to negotiate acceptable interconnection agreements with third party pipelines to provide destinations for increased storage services. Even if we receive sufficient multi-year contractual commitments from customers to provide the revenue needed to support such projects and we complete our construction projects as planned, we may not realize an increase in revenue for an extended period of time. For instance, if we build a new terminal, the construction will occur over an extended period of time, and we will not receive any material increases in revenues until after completion of the project. Any of these circumstances could adversely affect our results of operations and financial condition and our ability to make distributions to our unitholders.

If we are unable to make acquisitions on economically acceptable terms, our future growth would be limited, and any acquisitions we make may reduce, rather than increase, our cash generated from operations on a per unit basis.

A portion of our strategy to grow our business and increase distributions to unitholders is dependent on our ability to make acquisitions that result in an increase in our cash available for distribution per unit. If we are unable to make acquisitions from third parties or VTTI because we are unable to identify attractive acquisition candidates or negotiate acceptable purchase contracts, we are unable to obtain financing for these acquisitions on economically acceptable terms or we are outbid by competitors, our future growth and ability to increase distributions will be limited. Furthermore, even if we do consummate acquisitions that we believe will be accretive, they may in fact result in a decrease in our cash available for distribution per unit. Any acquisition involves potential risks, some of which are beyond our control, including, among other things:

•	mistaken assumptions about revenues and costs, including synergies;

•	an inability to integrate successfully the businesses we acquire;

•	an inability to hire, train or retain qualified personnel to manage and operate our business and newly acquired assets;

•	the assumption of unknown liabilities;

•	limitations on rights to indemnity from the seller;

•	mistaken assumptions about the overall costs of equity or debt;

•	the diversion of management’s attention from other business concerns;

•	unforeseen difficulties operating in new product areas or new geographic areas; and

•	customer or key employee losses at the acquired businesses.

If we consummate any future acquisitions, our capitalization and results of operations may change significantly, and unitholders will not have the opportunity to evaluate the economic, financial and other relevant information that we will consider in determining the application of these funds and other resources.

We will enter into an omnibus agreement with VTTI that exposes us to various risks and uncertainties.

In connection with the closing of this offering, we will enter into an omnibus agreement with VTTI. Pursuant to this agreement, we will have a right of first offer to purchase the remaining 64.0% of the profit shares of VTTI Operating and other currently owned and future terminaling and related energy infrastructure assets held by VTTI, which assets we refer to as our “ROFO Assets”, if VTTI decides to sell them. See “Business—Our Assets—Our ROFO Assets”. The consummation and timing of any future acquisitions pursuant to this right will depend upon, among other things, VTTI’s willingness to offer a subject asset for sale and obtain any necessary consents, the determination that the asset is suitable for our business at that particular time, our ability to agree on a mutually acceptable price, our ability to negotiate an acceptable purchase agreement and terminal services agreement with respect to the asset and our ability to obtain financing on acceptable terms. We can offer no assurance that we will be able to successfully consummate any future acquisitions pursuant to our right of first offer, and VTTI is under no obligation to accept any offer that we may choose to make. In addition, we may decide not to exercise our right of first offer if and when any ROFO Assets are offered for sale, and our decision will not be subject to unitholder approval.

Also pursuant to the omnibus agreement, VTTI will guarantee the rates of certain capacity currently contracted by Vitol for a specified period of time after the Vitol terminaling services agreements expire, resulting in an overall weighted average contract tenor as of June 30, 2014, of more than four years. In addition, VTTI will agree, for a period of five years from the closing of this offering, to make us whole, in certain circumstances, for certain environmental liabilities, tax liabilities and defects in title to the assets contributed to us by VTTI. See “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement”. If VTTI is unable or unwilling to perform such guarantee or indemnification, it could have a material adverse effect on our financial position, results of operations or cash flows and our ability to make cash distributions to unitholders will be reduced.

Our operations are subject to national and state laws and regulations relating to product quality specifications, and we could be subject to damages based on claims brought against us by our customers or lose customers as a result of the failure of products we distribute to meet certain quality specifications.

Various national and state agencies prescribe specific product quality specifications for refined products, including vapor pressure, sulfur content, ethanol content and biodiesel content. Changes in product quality specifications or blending requirements could reduce our product volumes at our terminals, require us to incur additional handling costs or require capital expenditures. For example, mandated increases in use of renewable fuels could require the construction of additional storage and blending equipment. If we are unable to recover these costs through increased revenues, our cash flows and ability to pay cash distributions to our unitholders could be adversely affected. Violations of product quality laws attributable to our operations could subject us to significant fines and penalties as well as negative publicity. In addition, changes in the quality of the products we receive on our pipeline system could reduce or eliminate our ability to blend products.

We have a responsibility to ensure the quality and purity of the products loaded at our loading racks. Off-specification product distributed for public use, even if not a violation of specific product quality laws, could result in poor engine performance or even engine damage. This type of incident could result in liability claims regarding damages caused by the off-specification fuel or could result in negative publicity, impacting our ability to retain existing customers or to acquire new customers, any of which could have a material adverse impact on our results of operations and cash flows.

Revenues we generate from excess throughput and ancillary fees vary based upon the product volume handled at our terminals and the activity levels of our customers. Any short- or long-term decrease in the demand for the refined petroleum products and crude oil we handle, or any interruptions to the operations of certain of our customers, could reduce the amount of cash we generate and adversely affect our ability to make distributions to our unitholders.

For the year ended December 31, 2013 and the three months ended March 31, 2014, we generated approximately 12% and 7% of our revenues, respectively, from excess throughput and ancillary fees. Our storage customers pay us excess throughput fees to receive product volume on their behalf that exceeds the base storage services contemplated in their agreed upon monthly storage services fee. Our storage customers pay us ancillary fees for services such as mixing, blending and heating petroleum products and transferring products between our tanks or to rail or truck.

The revenues we generate from excess throughput and ancillary fees vary based upon the product volume accepted at or withdrawn from our terminals and the activity levels of our customers. Our customers are not obligated to pay us any excess throughput fees unless we move product volume across our terminals or pipelines on their behalf. If one or more of our customers were to slow or suspend its operations, or otherwise experience a decrease in demand for our services, our revenues under our agreements with such customers would be reduced or suspended, resulting in a decrease in the revenues we generate.

Any reduction in the capability of our customers to obtain access to ships, barges, third party pipelines or other transportation facilities, or to continue utilizing them at current costs, could cause a reduction of volumes transported through our terminals.

Many users of our terminals are dependent upon third party shipping and barge operations, pipelines or other transportation providers to receive and deliver refined petroleum products and crude oil. Any interruptions or reduction in the capabilities of these modes of transportation would result in reduced volumes transported through our terminals. Similarly, increased demand for these services could result in reduced allocations to our existing customers, which also could reduce volumes transported through our terminals. Allocation reductions of this nature are not infrequent and are beyond our control. In addition, if the costs to us or our storage service customers to transport crude oil or refined products significantly increase, our profitability could be reduced. Any such increases in cost, interruptions or allocation reductions that, individually or in the aggregate, are material or continue for a sustained period of time could have a material adverse effect on our financial position, results of operations or cash flows.

Many of our terminal and storage assets have been in service for many years, which could result in increased maintenance or remediation expenditures, which could adversely affect our business, results of operations, financial condition and our ability to make cash distributions to our unitholders.

Our terminal and storage assets are generally long-lived assets. As a result, some of those assets have been in service for many years. The age and condition of these assets could result in increased maintenance or remediation expenditures. Any significant increase in these expenditures could adversely affect our business, results of operations, financial condition and our ability to make cash distributions to our unitholders.

We may incur significant costs and liabilities in complying with environmental, health and safety laws and regulations, which are complex and frequently changing.

Our operations involve the transport and storage of refined petroleum products and crude oil and are subject to international, federal, state, and local laws and regulations governing, among other things, the gathering, storage, handling and transportation of petroleum and hazardous substances, the emission and discharge of materials into the environment, the generation, management and disposal of wastes, and other matters otherwise relating to the protection of the environment. Our operations are also subject to various laws and regulations relating to occupational health and safety. Compliance with this complex array of international, federal, state, and local laws and implementing regulations is difficult and may require significant capital expenditures and operating costs to mitigate or prevent pollution. Moreover, in the ordinary course of business, accidental spills, discharges or other releases of petroleum or hazardous substances into the environment and neighboring areas may occur, for which we may incur substantial liabilities to investigate and remediate. Failure to comply with applicable environmental, health, and safety laws and regulations may result in the assessment of sanctions, including administrative, civil or criminal penalties, permit revocations, and injunctions limiting or prohibiting some or all of our operations.

We cannot predict what additional environmental, health, and safety legislation or regulations will be enacted or become effective in the future or how existing or future laws or regulations will be administered or interpreted with respect to our operations. Many of these laws and regulations are becoming increasingly stringent and in certain regions, such as the United States and Europe, our industry is experiencing greater scrutiny. The cost of compliance with these requirements can be expected to increase over time. These expenditures or costs for environmental, health, and safety compliance could have a material adverse effect on our financial condition, results of operations or cash flows.

We could incur significant costs and liabilities in responding to contamination that has or will occur at our facilities.

Many of our terminal facilities have been used for transportation, storage and distribution of refined petroleum products and crude oil for a number of years. Although we have utilized operating and disposal practices that were standard in the industry at the time, hydrocarbons and wastes from time to time may have been spilled or released on or under the terminal properties. In addition, certain of our terminal properties were previously owned and operated by other parties and those parties from time to time also may have spilled or released hydrocarbons or wastes. Our terminal properties are subject to international, federal, state and local laws that impose investigatory and remedial obligations, some of which are joint and several or strict liability obligations without regard to fault, to address and prevent environmental contamination. We may incur significant costs and liabilities in responding to any soil and groundwater contamination that occurs on our properties, even if the contamination was caused by prior owners and operators of our facilities.

Climate change legislation or regulations restricting emissions of greenhouse gases could result in increased operating and capital costs and reduced demand for our storage services.

There is a growing belief that emissions of greenhouse gases, or GHGs, such as carbon dioxide and methane, may be linked to climate change. Climate change and the costs that may be associated with its impacts and the regulation of GHGs have the potential to affect our business in many ways, including negatively impacting the costs we incur in providing our services and the demand for our services (due to change in both costs and weather patterns). In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the Kyoto Protocol, entered into force. Many of the countries in which we do business (but not the United States) ratified the Kyoto Protocol, and we have been subject to its requirements, particularly in the European Union. The first commitment period of the Kyoto Protocol ended in 2012, and in December 2009, many nations (including the United States), entered into the Copenhagen Accord, which may result in a new international climate change treaty in the future. If so, we may become subject to different and more restrictive regulation on climate change to the extent the countries in which we do business implement such a new treaty. Further, it is not clear yet what countries in the European Union (or the United States) may do to implement the Copenhagen Accord or subsequent commitment periods under the Kyoto Protocol.

Although it is not possible at this time to accurately estimate how potential future laws or regulations addressing GHG emissions would impact our business, any future international or federal laws or implementing regulations that may be adopted to address GHG emissions could require us to incur increased operating costs and could adversely affect demand for the refined petroleum products and crude oil we store. The potential increase in the costs of our operations resulting from any legislation or regulation to restrict emissions of GHGs could include new or increased costs to operate and maintain our facilities, install new emission controls on our facilities, acquire allowances to authorize our greenhouse gas emissions, pay any taxes related to our GHG emissions and administer and manage a GHG emissions program. While we may be able to include some or all of such increased costs in the rates charged for our services, such recovery of costs is uncertain. Moreover, incentives to conserve energy or use alternative energy sources could reduce demand for our services. We cannot predict with any certainty at this time how these possibilities may affect our operations. Many scientists have concluded that increasing concentrations of GHGs in the Earth’s atmosphere may produce climate change that could have significant physical effects, such as increased frequency and severity of storms, droughts, and floods and other climatic events; if such effects were to occur, they could have an adverse effect on our operations.

Debt that we, VTTI or our subsidiaries incur in the future may limit our flexibility to obtain financing and to pursue other business opportunities.

In connection with this offering, VTTI Operating has entered into the VTTI Operating Revolving Credit Facility. Further, a subsidiary of VTTI Operating, ATT Tanjung Bin Sdn. Bhd., or ATB, has entered into a $230 million loan agreement, the Johore Facility, to finance the construction of our Johore terminal. We refer to the VTTI Operating Revolving Credit Facility and the Johore Facility as our Credit Facilities. Our future level of debt and the future level of debt of VTTI or our subsidiaries could have important consequences to us, including the following:

•

our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•	our funds available for operations, future business opportunities and cash distributions to unitholders will be reduced by that portion of our cash flow required to make interest payments on our debt;

•	we may be more vulnerable to competitive pressures or a downturn in our business or the economy generally; and

•	our flexibility in responding to changing business and economic conditions may be limited.

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service any future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets or seeking additional equity capital. We may not be able to effect any of these actions on satisfactory terms or at all.

Restrictions in our Credit Facilities could adversely affect our business, financial condition, results of operations, ability to make distributions to unitholders and value of our common units.

The operating and financial restrictions and covenants in our Credit Facilities could limit our and our subsidiaries’ ability to, among other things:

•	incur or guarantee additional debt;

•	make distributions on or redeem or repurchase units;

•	make certain investments and acquisitions;

•	make capital expenditures;

•	abandon ongoing capital expenditures;

•	incur certain liens or permit them to exist;

•	enter into certain types of transactions with affiliates;

•	merge or consolidate with another company; and

•	transfer, sell or otherwise dispose of assets.

Due to its ownership and control of our general partner, VTTI has the ability to prevent VTTI Operating and us from taking actions that would cause VTTI to violate any covenants in, or otherwise to be in default under VTTI’s $270.0 million senior secured revolving credit facility, or the VTTI Revolving Credit Facility. In deciding whether to prevent VTTI Operating or us from taking any such action, VTTI will have no fiduciary duty to us or our unitholders. Moreover, if we desire to take any action, to the extent such action would not be permitted under the VTTI Revolving Credit Facility, VTTI would be required to seek the consent of the lenders under its revolving credit facility. VTTI’s compliance with the covenants in its revolving credit facility may restrict our ability to undertake certain actions that might otherwise be considered beneficial to us, including borrowing under the VTTI Operating Revolving Credit Facility to finance operations or expansions or to distribute cash to our unitholders.

Any debt instruments that VTTI or any of its affiliates enter into in the future, including any amendments to our Credit Facilities, may include additional or more restrictive limitations that may impact our ability to conduct our business. These additional restrictions could adversely affect our ability to finance our future operations or capital needs or engage in, expand or pursue our business activities.

The VTTI Operating Revolving Credit Facility contains, and we expect that the VTTI Revolving Credit Facility will contain, covenants requiring the borrowers thereunder to maintain certain financial ratios. Their ability to meet those financial ratios and tests can be affected by events beyond our control, and we cannot assure you that they will meet those ratios and tests.

In addition, the VTTI Operating Revolving Credit Facility contains, and we expect that the VTTI Revolving Credit Facility will contain, events of default customary for transactions of this nature, including:

•	failure to make payments;

•	failure to comply with covenants and financial ratios;

•	institution of insolvency or similar proceedings; and

•	occurrence of a change of control.

Also, the VTTI Operating Revolving Credit Facility has, and we expect that the VTTI Revolving Credit Facility will have, cross default provisions that apply to any other material indebtedness that we may have.

The provisions of our Credit Facilities may affect our ability to obtain future financing and pursue attractive business opportunities and our flexibility in planning for, and reacting to, changes in business conditions. In addition, a failure to comply with the provisions of our Credit Facilities could result in a default or an event of default that could enable its lenders to declare the outstanding principal of that debt, together with accrued and unpaid interest, to be immediately due and payable. Such event of default would also permit lenders to foreclose on our assets serving as collateral for the obligations under our Credit Facilities. If the payment of the debt is accelerated, its assets may be insufficient to repay such debt in full. As a result, our results of operations and, therefore, our ability to distribute cash to unitholders, could be materially and adversely affected, and our unitholders could experience a partial or total loss of their investment. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Our Credit Facilities”.

Increases in interest rates could adversely impact our unit price, our ability to issue equity or incur debt for acquisitions or other purposes, and our ability to make cash distributions at our intended levels.

Interest rates may increase in the future. As a result, interest rates on our Credit Facilities or future credit facilities and debt offerings could be higher than current levels, causing our financing costs to increase accordingly. As with other yield-oriented securities, our unit price will be impacted by our level of our cash distributions and implied distribution yield. The distribution yield is often used by investors to compare and rank yield-oriented securities for investment decision-making purposes. Therefore, changes in interest rates, either positive or negative, may affect the yield requirements of investors who invest in our units, and a rising interest rate environment could have an adverse impact on our unit price and our ability to issue equity or incur debt for acquisitions or other purposes and to make cash distributions at our intended levels.

The adoption of derivatives legislation could have an adverse impact on our and our customers’ ability to hedge business risks.

Certain countries have adopted or are considering adopting legislation that regulates derivative transactions, which include certain instruments used in our risk management activities. For example, in the United States the Dodd-Frank Act was signed into law in July 2010. The Dodd-Frank Act requires the Commodity Futures Trading Commission, or the CFTC, and the SEC to promulgate rules and regulations relating to, among other things, swaps, participants in the derivatives markets, clearing of swaps and reporting of swap transactions. In general, the Dodd-Frank Act subjects swap transactions and participants to greater regulation and supervision by the CFTC and the SEC and will require many swaps to be cleared through a CFTC- or SEC-registered clearing facility and executed on a designated exchange or swap execution facility. Among the other provisions of the Dodd-Frank Act that may affect derivative transactions are those relating to the establishment of capital and margin requirements for certain derivative participants; establishment of business conduct standards, recordkeeping and reporting requirements; and imposition of position limits. Legislation and regulations such as the Dodd-Frank Act could increase the operational and transactional cost of derivatives contracts and affect the number and/or creditworthiness of counterparties available to us or our customers.

Our executive officers and certain key personnel are critical to our business, and these officers and key personnel may not remain with us in the future.

Our future success depends upon the continued service of our executive officers and other key personnel. If we lose the services of one or more of our executive officers or key employees, our business, operating results and financial condition could be harmed.

If we fail to develop or maintain an effective system of internal controls, we may not be able to report our financial results timely and accurately or prevent fraud, which would likely have a negative impact on the market price of our common units.

Upon the completion of this offering, we will become subject to the public reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including the rules thereunder that will require our management to certify financial and other information in our annual reports and provide an annual management report on the effectiveness of our internal controls over financial reporting. Effective internal controls are necessary for us to provide reliable and timely financial reports, prevent fraud and to operate successfully as a publicly traded partnership. We prepare our consolidated financial statements in accordance with U.S. GAAP, but our internal accounting controls may not meet all standards applicable to companies with publicly traded securities. Our efforts to develop and maintain our internal controls may not be successful, and we may be unable to maintain effective controls over our financial processes and reporting in the future or to comply with our obligations under Section 404 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, which we refer to as Section 404.

Given the difficulties inherent in the design and operation of internal controls over financial reporting, in addition to our limited accounting personnel and management resources, we can provide no assurance as to our, or our independent registered public accounting firms, future conclusions about the effectiveness of our internal controls, and we may incur significant costs in our efforts to comply with Section 404. Any failure to implement and maintain effective internal controls over financial reporting will subject us to regulatory scrutiny and a loss of confidence in our reported financial information, which could have an adverse effect on our business and would likely have a negative effect on the trading price of our common units.

Although we will be required to disclose changes made in our internal control and procedures on an annual basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the fiscal year ending December 31, 2015. In addition, pursuant to the recently enacted JOBS Act, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an “emerging growth company”, which may be up to five full fiscal years following this offering.

Our international operations involve additional risks, which could adversely affect our business.

As a result of our international operations, we may be exposed to economic, political and other uncertainties, including risks of:

•	terrorist acts, armed hostilities, war and civil disturbances;

•	significant governmental influence over many aspects of local economies;

•	seizure, nationalization or expropriation of property or equipment;

•	repudiation, nullification, modification or renegotiation of contracts;

•	limitations on insurance coverage, such as war risk coverage, in certain areas;

•	political unrest;

•	foreign and U.S. monetary policy and foreign currency fluctuations and devaluations;

•	the inability to repatriate income or capital;

•	complications associated with repairing and replacing equipment in remote locations;

•	import-export quotas, wage and price controls, imposition of trade barriers;

•	U.S. and foreign sanctions or trade embargoes;

•	regulatory or financial requirements to comply with foreign bureaucratic actions;

•	changing taxation policies, including confiscatory taxation;

•	other forms of government regulation and economic conditions that are beyond our control; and

•	governmental corruption.

Any disruption caused by these factors could have a material adverse effect on the growth of our business, financial condition, results of operations and ability to make distributions to unitholders.

Fluctuations in exchange rates or exchange controls could result in losses to us.

As a result of our international operations, we are exposed to fluctuations in foreign exchange rates due to revenues being received and operating expenses paid in currencies other than U.S. dollars. Accordingly, we may experience currency exchange losses if we have not fully hedged our exposure to a foreign currency, or if revenues are received in currencies that are not readily convertible. We may also be unable to collect revenues because of a shortage of convertible currency available to the country of operation, controls over the repatriation of income or capital or controls over currency exchange.

We are exposed with respect to our terminals in Europe which receive their revenue in Euro. Although we are currently offsetting our Euro revenues with our operating costs denominated in Euro, if, in the future, we are required to receive a greater portion of our revenues in Euro, we may be unable to offset such revenue with operating expenses owed in Euro and, as a result, may incur substantial foreign exchange losses. We also have operating expenses in other currencies, such as the Malaysian Ringgit and the UAE dirham. Exchanges at market rates may result in substantial foreign exchange losses.

Failure to comply with the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, and other similar statutes in the countries in which we operate could result in fines, criminal penalties, drilling contract terminations and an adverse effect on our business.

VTTI currently operates its terminals in a number of countries throughout the world, including some with developing economies. Also, the existence of state or government-owned oil-related enterprises puts VTTI in contact with persons who may be considered “foreign officials” or “foreign public officials” under the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA, and the Bribery Act 2010 of the Parliament of the United Kingdom, or the U.K. Bribery Act, respectively. We are committed to doing business in accordance with all applicable anti-corruption laws and have adopted a code of business conduct and ethics, as well as recordkeeping and internal accounting controls, which are consistent and in full compliance with the FCPA and the U.K. Bribery Act. We are subject, however, to the risk that we, VTTI, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA and the U.K. Bribery Act. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of VTTI’s operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating and resolving actual or alleged violations would be expensive and consume significant time and attention of our senior management.

In order to effectively compete in some foreign jurisdictions, we may utilize local agents and/or establish joint ventures with local operators or strategic partners. All of these activities involve interaction by our agents with non-U.S. government officials. Even though some of our agents and partners may not themselves be subject to the FCPA, the U.K. Bribery Act or other anti-bribery laws to which we may be subject, if our agents or partners make improper payments to non-U.S. government officials in connection with engagements or partnerships with us, we could be investigated and potentially found liable for violation of such anti-bribery laws and could incur civil and criminal penalties and other sanctions, which could have a material adverse effect on our business, financial position, results of operations and cash flows.

If VTTI’s business activities involve countries, entities and individuals that are subject to restrictions imposed by the U.S. or other governments, we could be subject to enforcement action and our reputation and the market for our common units could be adversely affected.

U.S. sanctions have been tightened in recent years to target the activities of non-U.S. companies, such as us. In particular, sanctions against Iran have been significantly expanded. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the prohibitions applicable to non-U.S. companies, such as us, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products.

On August 10, 2012, the U.S. signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which places further restrictions on the ability of non-U.S. companies to do business or trade with Iran and Syria. Perhaps the most significant provision in the Iran Threat Reduction Act is that prohibitions in the existing Iran sanctions applicable to U.S. persons will now apply to any foreign entity owned or controlled by a U.S. person (essentially making the U.S. sanctions against Iran as expansive as U.S. sanctions against Cuba). However, we do not believe this provision is applicable to us, as we are primarily owned and controlled by non-U.S. persons.

The other major provision in the Iran Threat Reduction Act is that issuers of securities must disclose to the SEC in their annual and quarterly reports filed after February 6, 2013 if the issuer or “any affiliate” has “knowingly” engaged in certain activities involving Iran or other sanctioned entities during the timeframe covered by the report. The disclosure must describe the nature and extent of the activity in detail and the SEC will publish the disclosure on its website. For certain disclosed activities, the President must then initiate an investigation and determine whether sanctions on the issuer or its affiliate will be imposed. Such negative publicity and the possibility that sanctions could be imposed would present a risk for any issuer that is knowingly engaged in disclosable conduct or that has an affiliate that is knowingly engaged in such conduct. At this time, we are not aware of any activity on the part of VTTI that would trigger an SEC disclosure requirement, although if we or any of our affiliates engage in any of these activities, VTTI, as an issuer, would be required to make a disclosure under the Iran Threat Reduction Act.

In addition to the sanctions against Iran, U.S. law continues to restrict U.S. owned or controlled entities from doing business with Cuba and various U.S. sanctions have certain other extraterritorial effects that need to be considered by non-U.S. companies. Moreover, any U.S. persons who serve as officers, directors or employees of VTTI would be fully subject to U.S. sanctions. It should also be noted that other governments are more frequently implementing versions of U.S. sanctions. VTTI does not currently have any contracts or plans to initiate any contracts involving operations in countries or with government-controlled entities that are subject to sanctions and embargoes imposed by the U.S. government and/or identified by the U.S. government as state sponsors of terrorism. However, from time to time, VTTI may enter into contracts with customers, including affiliates, who have operations in countries or who contract with government-controlled entities that are subject to sanctions and embargoes imposed by the U.S. government and/or identified by the U.S. government as state sponsors of terrorism in cases where entering into such customer contracts would not violate U.S. law. This could negatively affect our ability to obtain investors, which could adversely affect our reputation and the market for our common units. As stated above, we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance. However, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our common units. Investor perception of the value of our common units may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Tax liabilities associated with indirect taxes on the products we service could result in losses to us.

In the majority of jurisdictions in which we operate, the refined petroleum products and crude oil that we store for our customers are subject to numerous duties or taxes that are not based on income, sometimes referred to as “indirect taxes”, including import duties, excise duties, environmental levies and sales or value-added taxes. In these jurisdictions, we may be found jointly liable for taxes arising from non-compliance with reporting or record keeping requirements relating to these indirect taxes. Where feasible, we have obtained permits from the relevant customs or tax authorities to suspend such duties and taxes and, under the general terms and conditions of our terminaling services agreements, we are typically entitled to pass these costs on to our customers. Tax liabilities may still occur, however, and could result in an adverse effect on our results of operation and cash flow.

Terrorist attacks aimed at our facilities or surrounding areas could adversely affect our business.

Our facilities may be subject to terrorist attacks. Any terrorist attack at our facilities, those of our customers and, in some cases, those of other pipelines, refineries, or terminals could materially and adversely affect our financial condition, results of operations or cash flows.

Risks Inherent in an Investment in Us

Our general partner and its affiliates, including VTTI, have conflicts of interest with us and limited duties, and they may favor their own interests to the detriment of us and our unitholders.

Following the offering, our indirect parent, VTTI, will indirectly own a 55.4% limited partner interest in us, will indirectly own and control our general partner and will appoint all of the directors and officers of our general partner, some of whom will also be directors and officers of VTTI. Although the directors and officers of our general partner have a duty to manage us in a manner that they subjectively believe is in our best interests, they also have a duty to manage us in a manner that is beneficial to VTTI. Therefore, conflicts of interest may arise between VTTI and our general partner, on the one hand, and us and our unitholders, on the other hand. In resolving these conflicts of interest, our general partner may favor its own interests and the interests of VTTI over the interests of our common unitholders. These conflicts include the following situations, among others:

•

our general partner is allowed to take into account the interests of parties other than us, such as VTTI, in resolving conflicts of interest, which has the effect of limiting its duties to our unitholders;

•

neither our partnership agreement nor any other agreement requires VTTI to pursue a business strategy that favors us, and the directors and officers of VTTI have a fiduciary duty to make these decisions in the best interests of their interestholders. VTTI may choose to shift the focus of its investment and growth to areas not served by our assets;

•

our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. Specifically, our general partner will be considered to be acting in its individual capacity if it exercises its call right, pre-emptive rights or registration rights, consents or withholds consent to any merger or consolidation of the partnership, appoints any directors or votes for the election of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units or general partner interest or votes upon the dissolution of the partnership;

•

our general partner and our directors have limited their liabilities and restricted their fiduciary duties under the laws of the Marshall Islands, while also restricting the remedies available to our unitholders, and, as a result of purchasing common units, unitholders are treated as having agreed to the modified standard of fiduciary duties and to certain actions that may be taken by our general partner and our directors, all as set forth in the partnership agreement;

•	except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval;

•

our general partner will determine the amount and timing of asset purchases and sales, borrowings, issuance of additional partnership securities and the creation, reduction or increase of cash reserves, each of which can affect the amount of cash that is distributed to our unitholders;

•

our general partner will determine the amount and timing of many of our cash expenditures and whether a cash expenditure is classified as an expansion capital expenditure, which would not reduce operating surplus, or a maintenance capital expenditure, which would reduce our operating surplus. This determination can affect the amount of cash that is distributed to our unitholders and to our general partner, the amount of adjusted operating surplus generated in any given period and the ability of the subordinated units to convert into common units;

•

our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to accelerate the expiration of the subordination period;

•

our partnership agreement permits us to distribute up to $32.0 million as operating surplus, even if it is generated from asset sales, non-working capital borrowings or other sources that would otherwise constitute capital surplus. This cash may be used to fund distributions on our subordinated units or to our general partner in respect of the incentive distribution rights;

•	our general partner determines which costs incurred by it and its affiliates are reimbursable by us;

•

our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with its affiliates on our behalf;

•	our general partner intends to limit its liability regarding our contractual and other obligations;

•

our general partner may exercise its right to call and purchase all of the common units not owned by it and its affiliates if it and its affiliates own more than 80% of the common units and our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of such right;

•

our general partner controls the enforcement of obligations owed to us by our general partner and its affiliates, including our general partner’s and VTTI’s obligations under the omnibus agreement; and

•	our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

Under the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, does not apply to our general partner or any of its affiliates, including its executive officers, directors and owners. Any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us. This may create actual and potential conflicts of interest between us and affiliates of our general partner and result in less than favorable treatment of us and our unitholders. See “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement” and “Conflicts of Interest and Fiduciary Duties”.

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements so that the counterparties to such arrangements have recourse only against our assets, and not against our general partner or its assets. Our general partner may therefore cause us to incur indebtedness or other obligations that are nonrecourse to our general partner. Our partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner’s duties, even if we could have obtained more favorable terms without the limitation on liability. In addition, we are obligated to reimburse or indemnify our general partner to the extent that it incurs obligations on our behalf. Any such reimbursement or indemnification payments would reduce the amount of cash otherwise available for distribution to our unitholders.

Our partnership agreement requires that we distribute all of our available cash, which could limit our ability to grow and make acquisitions.

Our partnership agreement requires that we distribute all of our available cash to our unitholders. As a result, we expect to rely primarily upon external financing sources, including commercial bank borrowings and the issuance of debt and equity securities, to fund our acquisitions and expansion capital expenditures. Therefore, to the extent we are unable to finance our growth externally, our cash distribution policy will significantly impair our ability to grow. In addition, because we will distribute all of our available cash, our growth may not be as fast as that of businesses that reinvest their available cash to expand ongoing operations. To the extent we issue additional units in connection with any acquisitions or expansion capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level. There are no limitations in our partnership agreement or our revolving credit facility on our ability to issue additional units, including units ranking senior to the common units as to distribution or liquidation, and our unitholders will have no preemptive or other rights (solely as a result of their status as unitholders) to purchase any such additional units. The incurrence of additional commercial borrowings or other debt to finance our growth strategy would result in increased interest expense, which, in turn, may reduce the amount of cash available to distribute to our unitholders.

Actions taken by our general partner may affect the amount of cash available for distribution to unitholders or accelerate the right to convert subordinated units.

The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

•	the amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings;

•	the issuance of additional units; and

•	the creation, reduction or increase of reserves in any quarter.

Our general partner determines the amount and timing of any capital expenditures and whether a capital expenditure is classified as a maintenance capital expenditure, which reduces operating surplus, or an expansion capital expenditure, which does not reduce operating surplus. This determination can affect the amount of cash that is distributed to our unitholders and to our general partner and the ability of the subordinated units to convert into common units.

In addition, our general partner may use an amount, initially equal to $32.0 million, which would not otherwise constitute available cash from operating surplus, in order to permit the payment of cash distributions on its affiliates’ units and our general partner’s incentive distribution rights. All of these actions may affect the amount of cash distributed to our unitholders and our general partner and may facilitate the conversion of subordinated units into common units. See “The Partnership Agreement—Cash Distributions”.

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of:

•	enabling our general partner or its affiliates to receive distributions on any subordinated units held by them; or

•	accelerating the expiration of the subordination period.

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permits us to borrow working capital funds, which would enable us to make this distribution on all outstanding units. See “The Partnership Agreement—Cash Distributions—Subordinated Units and Subordination Period”.

Our partnership agreement limits our general partner’s and our directors’ fiduciary duties to holders of our common units.

Our partnership agreement contains provisions that restrict the standards to which our general partner and directors would otherwise be held by Marshall Islands law. For example, our partnership agreement:

•

permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. Where our partnership agreement permits, our general partner may consider only the interests and factors that it desires, and in such cases it has no fiduciary duty or obligation to give any consideration to any interest of, or factors affecting us, our affiliates or our unitholders. Decisions made by our general partner in its individual capacity will be made by its board of directors, which will be appointed by VTTI. Specifically, pursuant to our partnership agreement, our general partner will be considered to be acting in its individual capacity if it exercises its call right, pre-emptive rights or registration rights, consents or withholds consent to any merger or consolidation of the partnership, appoints any directors or votes for the election of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units or general partner interest or votes upon the dissolution of the partnership;

•	provides that our general partner and our directors are entitled to make other decisions they subjectively believe are in our best interests;

•

provides that affiliated transactions and resolutions of conflicts of interest that are approved by the conflicts committee of our board of directors or by a vote of a majority of the outstanding common units (excluding common units owned by our general partner and its affiliates) shall be deemed approved by all partners and shall not constitute a breach of our partnership agreement; and

•

provides that neither our general partner nor our officers or our directors will be liable for monetary damages to us, our limited partners or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or our officers or directors or those other persons engaged in actual fraud or willful misconduct.

In order to become a limited partner of our partnership, a common unitholder is required to agree to be bound by the provisions in the partnership agreement, including the provisions discussed above. Please read “Conflicts of Interest and Fiduciary Duties—Fiduciary Duties”.

VTTI and other affiliates of our general partner may compete with us.

Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than acting as our general partner and those activities incidental to its ownership interest in us. Affiliates of our general partner, including VTTI, are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us. VTTI currently holds interests in other terminals and may make investments in, develop or purchase additional terminals. These investments and acquisitions may include entities or assets that we would have been interested in acquiring. Therefore, VTTI may compete with us for investment opportunities and may own interests in entities that compete with us.

Our general partner, as the initial owner of our incentive distribution rights, may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to the incentive distribution rights, without the approval of the conflicts committee of its board of directors or the holders of our common units. This could result in lower distributions to holders of our common units.

Our general partner, as the initial owner of our incentive distribution rights, has the right, at any time when there are no subordinated units outstanding and payments have been paid on incentive distributions at the highest level to which they are entitled (48.0%) for each of the prior four consecutive whole fiscal quarters and the amount of each such distribution did not exceed the adjusted operating surplus for such quarter, to reset the initial target distribution levels at higher levels based on our cash distributions at the time of the exercise of the reset election. Following a reset election by our general partner, the minimum quarterly distribution will be adjusted to equal the reset minimum quarterly distribution, and the target distribution levels will be reset to correspondingly higher levels based on the same percentage increases above the reset minimum quarterly distribution as the current target distribution levels.

If the owners of a majority of the incentive distribution rights elect to reset the target distribution levels, the owners of the incentive distribution rights will be entitled to receive a number of common units equal to the number of common units which would have entitled them to an average aggregate quarterly cash distribution in such prior two quarters equal to the average of the distributions to the owners of the incentive distribution rights on their respective incentive distribution rights in the prior two quarters. We anticipate that the owners of the incentive distribution rights would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion. It is possible, however, that the owners of the incentive distribution rights could exercise this reset election at a time when they are experiencing, or expect to experience, declines in the cash distributions they receive related to their respective incentive distribution rights and may, therefore, desire to be issued common units rather than retain the right to receive incentive distributions based on the initial target distribution levels. As a result, a reset election may cause our common unitholders to experience a reduction in the amount of cash distributions that our common unitholders would have otherwise received had we not issued new common units to the owners of the incentive distribution rights in connection with resetting the target distribution levels. See “The Partnership Agreement—Cash Distributions—Right to Reset Incentive Distribution Levels”.

Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors.

Unlike the holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Our unitholders will have no right on an annual or ongoing basis to elect our general partner or its board of directors. The board of directors of our general partner, including the independent directors, is chosen entirely by VTTI, as a result of its owning our general partner, and not by our unitholders. See “Management—Management of VTTI Energy Partners LP” and “Certain Relationships and Related Party Transactions”. Unlike publicly traded corporations, we will not conduct annual meetings of our unitholders to elect directors or conduct other matters routinely conducted at annual meetings of stockholders of corporations. As a result of these limitations, the price at which the common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

Even if holders of our common units are dissatisfied, they cannot initially remove our general partner without its consent.

If our unitholders are dissatisfied with the performance of our general partner, they will have limited ability to remove our general partner. Unitholders initially will be unable to remove our general partner without its consent because our general partner and its affiliates will own sufficient units upon the completion of this offering to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all our outstanding units, including any common and subordinated units owned by our general partner and its affiliates, voting together as a single class is required to remove our general partner. Following the closing of this offering, the selling unitholder will own, directly or indirectly, approximately 57.4% of our outstanding units (or 51.0% of our outstanding units, if the underwriters exercise their option to purchase additional common units in full). Also, if our general partner is removed without cause during the subordination period and no units held by the holders of our subordinated units or their affiliates are voted in favor of that removal, all remaining subordinated units will automatically be converted into common units and any existing arrearages on the common units will be extinguished. Cause is narrowly defined in our partnership agreement to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for actual fraud or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business.

Our general partner interest or the control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of our unitholders. Furthermore, our partnership agreement does not restrict the ability of the members of our general partner to transfer their respective membership interests in our general partner to a third party. The new members of our general partner would then be in a position to replace the board of directors and executive officers of our general partner with their own designees and thereby exert significant control over the decisions taken by the board of directors and executive officers of our general partner. This effectively permits a “change of control” without the vote or consent of the unitholders.

The incentive distribution rights held by our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its incentive distribution rights to a third party at any time without the consent of our unitholders. If our general partner transfers its incentive distribution rights to a third party but retains its other direct or indirect interests in us, our general partner may not have the same incentive to grow our partnership and increase quarterly distributions to unitholders over time as it would if our general partner had retained ownership of its incentive distribution rights. For example, a transfer of incentive distribution rights by our general partner could reduce the likelihood of VTTI selling or contributing additional terminaling assets to us, as VTTI would have less of an economic incentive to grow our business, which in turn would impact our ability to grow our asset base.

Our general partner has a limited call right that may require unitholders to sell their common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price that is not less than their then-current market price, as calculated pursuant to the terms of our partnership agreement. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. At the closing of this offering, and assuming no exercise of the underwriters’ option to purchase additional common units, VTTI will own, directly or indirectly, approximately 13.0% of our outstanding common units. At the end of the subordination period, assuming no additional issuances of common units (other than upon the conversion of the subordinated units), the selling unitholder will own, directly or indirectly, approximately 57.4% of our outstanding units. For additional information about this right, see “The Partnership Agreement—Limited Call Right”.

We may issue additional units without unitholder approval, which would dilute existing unitholder ownership interests.

Our partnership agreement does not limit the number of additional limited partner interests we may issue at any time without the approval of our unitholders. The issuance of additional common units or other equity interests of equal or senior rank will have the following effects:

•	our existing unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•

because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•	the ratio of taxable income to distributions may increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline. See “The Partnership Agreement—Issuance of Additional Interests”.

The market price of our common units could be adversely affected by sales of substantial amounts of our common units in the public or private markets, including sales by the selling unitholder or other large holders.

After this offering, we will have 20,125,000 common units and 20,125,000 subordinated units outstanding, which includes the common units the selling unitholder is selling in this offering that may be resold in the public market immediately. All of the 20,125,000 subordinated units will convert into common units on a one-for-one basis at the end of the subordination period. All of the 2,625,000 common units that are held by the selling unitholder will be subject to resale restrictions under a 180-day lock-up agreement with the underwriters. Each of the lock-up agreements with the underwriters may be waived in the discretion of certain of the underwriters. Sales by the selling unitholder or other large holders of a substantial number of our common units in the public markets following this offering, or the perception that such sales might occur, could have a material adverse effect on the price of our common units or could impair our ability to obtain capital through an offering of equity securities. In addition, we have agreed to provide registration rights to the selling unitholder. Under our partnership agreement, our general partner and its affiliates have registration rights relating to the offer and sale of any units that they hold, subject to certain limitations. See “Units Eligible for Future Sale”.

Upon the expiration of the subordination period, the subordinated units will convert into common units and will then participate pro rata with other common units in distributions of available cash.

During the subordination period, which we define elsewhere in this prospectus, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.2625 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash from operating surplus to be distributed on the common units. Upon the expiration of the subordination period, the subordinated units will convert into common units and will then participate pro rata with other common units in distributions of available cash. See “How We Make Cash Distributions”.

Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our common units.

Our partnership agreement restricts unitholders’ voting rights by providing that any units held by a person or group that owns 20% or more of any class of units then outstanding, other than our general partner and its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter.

Fees and cost reimbursements, which VTTI Services will determine pursuant to the terms of a secondment agreement, will be payable regardless of our profitability and will reduce our cash available for distribution to you.

Our general partner’s executive officers are employed by VTTI Services and will be made available to VTTI Holdings, our wholly-owned subsidiary, pursuant to the terms of a secondment agreement that VTTI Services will enter into with VTTI Holdings upon completion of this offering. Pursuant to the applicable provisions of the secondment agreement, VTTI Holdings will reimburse VTTI Services for the costs that it incurs in providing compensation and benefits to its employees who are made available to VTTI Holdings, including the executive officers of our general partner, with a cost markup of 5% applied to the salaries of back-office staff, 10% applied to the salaries of executive officers and 12.5% applied to executive officer bonuses. The fees and expenses payable pursuant to the secondment agreement will be payable without regard to our business, results of operation and financial condition. The payment of fees to and the reimbursement of expenses of VTTI Services could adversely affect our ability to pay cash distributions to you.

Reimbursements due to our general partner and its affiliates for services provided to us or on our behalf will reduce cash available for distribution to our common unitholders. The amount and timing of such reimbursements will be determined by our general partner, and there are no limits on the amount that we may be required to pay.

Prior to making any distribution on our common units, we will reimburse our general partner and its affiliates, including VTTI, for expenses they incur and payments they make on our behalf. Under our partnership agreement, we will reimburse our general partner and its affiliates for certain expenses incurred on our behalf, including, among other items, compensation expense for all employees required to manage and operate our business. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us. The reimbursement of expenses and payment of fees, if any, to our general partner and its affiliates will reduce the amount of available cash to pay cash distributions to our common unitholders. Under our partnership agreement, there is no limit on the fees and expense reimbursements we may be required to pay our general partner. See “Our Cash Distribution Policy and Restrictions on Distributions”.

Our general partner’s discretion in establishing cash reserves may reduce the amount of cash available for distribution to unitholders.

Our partnership agreement requires our general partner to deduct from operating surplus cash reserves that it determines are necessary to fund our future operating expenditures. In addition, the partnership agreement permits the general partner to reduce available cash by establishing cash reserves for the proper conduct of our business, to comply with applicable law or agreements to which we are a party, or to provide funds for future distributions to partners. These cash reserves will affect the amount of cash available for distribution to unitholders.

While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions requiring us to make cash distributions contained therein, may be amended.

While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions requiring us to make cash distributions contained therein, may be amended. Our partnership agreement generally may not be amended during the subordination period without the approval of our public common unitholders. However, our partnership agreement can be amended with the consent of our general partner and the approval of a majority of the outstanding common units (including common units held by VTTI) after the subordination period has ended. At the closing of this offering, VTTI will own, directly or indirectly, approximately 13.0% of the outstanding common units and all of our outstanding subordinated units. See “The Partnership Agreement—Amendment of the Partnership Agreement”.

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and unitholders could lose all or part of their investment.

Prior to this offering, there has been no public market for the common units. After this offering, there will be only 17,500,000 publicly traded common units held by our public unitholders (20,125,000 common units if the underwriters exercise their option to purchase additional common units in full). We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. Unitholders may not be able to resell their common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

The initial public offering price for our common units has been determined by negotiations between us and the representative of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price. The market price of our common units may also be influenced by many factors, some of which are beyond our control, including:

•	our quarterly distributions;

•	our quarterly or annual earnings or those of other companies in our industry;

•	announcements by us or our competitors of significant contracts or acquisitions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	general economic conditions;

•	the failure of securities analysts to cover our common units after this offering or changes in financial estimates by analysts;

•	future sales of our common units; and

•	the other factors described in these “Risk Factors”.

Your liability may not be limited if a court finds that unitholder action constitutes control of our business.

A general partner of a partnership generally has unlimited liability for the obligations of the partnership, except for those contractual obligations of the partnership that are expressly made non-recourse to the general partner. Our limited partnership is organized under the laws of the Marshall Islands, and we conduct business in other jurisdictions. The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some jurisdictions. You could be liable for our obligations as if you were a general partner if a court or government agency were to determine that:

•	we were conducting business in a jurisdiction but had not complied with that particular jurisdiction’s partnership statute; or

•

your right to act with other unitholders to remove or replace the general partner, to approve some amendments to our partnership agreement or to take other actions under our partnership agreement constitute “control” of our business.

See “The Partnership Agreement—Limited Liability” for a discussion of the implications of the limitations of liability on a unitholder.

Unitholders may have liability to repay distributions.

Under some circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under the Marshall Islands Limited Partnership Act, or the Marshall Islands Act, we may not make a distribution to you if the distribution would cause our liabilities, other than liabilities to partners on account of their partnership interest and liabilities for which the recourse of creditors is limited to specified property of ours, to exceed the fair value of our assets, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited will be included in our assets only to the extent that the fair value of that property exceeds that liability. Marshall Islands law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Marshall Islands law will be liable to the limited partnership for the distribution amount. Assignees who become substituted limited partners are liable for the obligations of the assignor to make contributions to the partnership that are known to the assignee at the time it became a limited partner and for unknown obligations if the liabilities could be determined from the partnership agreement.

Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.

Under our partnership agreement, our general partner, which is controlled by VTTI, has full power and authority to do all things, other than those items that require unitholder approval or with respect to which our general partner has sought conflicts committee approval, on such terms as it determines to be necessary or appropriate to conduct our business, including, but not limited to, the following:

•

the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into our securities, and the incurring of any other obligations;

•	the purchase, sale or other acquisition or disposition of our securities, or the issuance of additional options, rights, warrants and appreciation rights relating to our securities;

•	the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of our assets;

•	the negotiation, execution and performance of any contracts, conveyances or other instruments;

•	the distribution of our cash;

•	the selection and dismissal of employees and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

•	the maintenance of insurance for our benefit and the benefit of our partners;

•

the formation of, or acquisition of an interest in, the contribution of property to, and the making of loans to, any limited or general partnership, joint venture, corporation, limited liability company or other entity;

•

the control of any matters affecting our rights and obligations, including the bringing and defending of actions at law or in equity, otherwise engaging in the conduct of litigation, arbitration or mediation, the incurring of legal expense and the settlement of claims and litigation;

•	the indemnification of any person against liabilities and contingencies to the extent permitted by law;

•	the making of tax, regulatory and other filings or the rendering of periodic or other reports to governmental or other agencies having jurisdiction over our business or assets; and

•	the entering into of agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner.

Our partnership agreement provides that our general partner must act in “good faith” when making decisions on our behalf, and our partnership agreement further provides that in order for a determination to be made in “good faith”, our general partner must subjectively believe that the determination is in the best interests of our partnership. See “The Partnership Agreement—Voting Rights” for information regarding matters that require unitholder approval.

Contracts between us, on the one hand, and our general partner and its affiliates, on the other hand, will not be the result of arm’s-length negotiations.

Our partnership agreement allows our general partner to determine, in good faith, any amounts to pay itself or its affiliates for any services rendered to us. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. Our general partner will determine, in good faith, the terms of any arrangements or transactions entered into after the close of this offering. Similarly, agreements, contracts or arrangements between us and our general partner and its affiliates that are entered into following the closing of this offering will not be required to be negotiated on an arm’s-length basis, although, in some circumstances, our general partner may determine that the conflicts committee may make a determination on our behalf with respect to such arrangements.

Our general partner and its affiliates will have no obligation to permit us to use any facilities or assets of our general partner and its affiliates, except as may be provided in contracts entered into specifically for such use. There is no obligation of our general partner and its affiliates to enter into any contracts of this kind.

Common unitholders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partner and its affiliates, on the other hand, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

The attorneys, independent accountants and others who perform services for us have been retained by our general partner. Attorneys, independent accountants and others who perform services for us are selected by our general partner or our conflicts committee and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain disclosure and corporate governance standards applicable to U.S. issuers.

After the consummation of this offering, we will be a “foreign private issuer” under the securities laws of the United States and the rules of the NYSE. Under U.S. securities laws, “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Under NYSE rules, a “foreign private issuer” is also subject to less stringent corporate governance requirements.

As a foreign private issuer, we are not subject to the same disclosure and procedural requirements as domestic U.S. registrants under the Exchange Act, and unitholders will accordingly not have access to such level of information. For instance, we are not required to prepare and file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, we are exempt from the proxy requirements under Section 14 of the Exchange Act, and we are not generally subject to Regulation FD, which restricts the selective disclosure of material non-public information. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act. Moreover, even if we were to lose our emerging growth company status, we would still be permitted to provide reduced disclosure on certain issues, including disclosing compensation information for our executive officers on an aggregate, rather than an individual, basis because individual disclosure is not required under Marshall Islands law. We do, however, intend to furnish our unitholders with annual reports containing financial statements audited by our independent auditors and to make available to our unitholders quarterly reports containing unaudited financial information for each of the first three quarters of each fiscal year.

We are also exempt from certain corporate governance standards applicable to U.S. issuers. Subject to certain exceptions, the rules of the NYSE permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the NYSE. Additionally, because we will be a publicly traded partnership, the NYSE does not require us to have, and we will not have, a majority of independent directors on our general partner’s board of directors or to establish a compensation committee or a nominating and corporate governance committee. Accordingly, unitholders will not have the same protections afforded to certain corporations that are subject to all of the NYSE corporate governance requirements. See “Management—Management of VTTI Energy Partners LP”.

We will incur increased costs as a result of being a publicly traded partnership.

We have no history operating as a publicly traded partnership. As a publicly traded partnership, we will incur significant legal, accounting and other expenses that we did not incur prior to this offering. In addition, the Sarbanes-Oxley Act of 2002, as well as rules implemented by the SEC and the NYSE, requires publicly traded entities to adopt various corporate governance practices that will further increase our costs. Before we are able to make distributions to our unitholders, we must first pay or reserve cash for our expenses, including the costs of being a publicly traded partnership. As a result, the amount of cash we have available for distribution to our unitholders will be affected by the costs associated with being a public company.

Prior to this offering, we have not filed reports with the SEC. Following this offering, we will become subject to the public reporting requirements of the Exchange Act. We expect these rules and regulations to increase certain of our legal and financial compliance costs and to make activities more time-consuming and costly. For example, as a result of becoming a publicly traded partnership, we are required to have at least three independent directors, create an audit committee and adopt policies regarding internal controls and disclosure controls and procedures, including the preparation of reports on internal controls over financial reporting. In addition, we will incur additional costs associated with our SEC reporting requirements.

We also expect to incur significant expense in order to obtain director and officer liability insurance. Because of the limitations in coverage for directors, it may be more difficult for us to attract and retain qualified persons to serve on our board or as executive officers.

We estimate that we will incur approximately $3.0 million of incremental external costs per year and additional internal costs associated with being a publicly traded partnership; however, it is possible that our actual incremental costs of being a publicly traded partnership will be higher than we currently estimate.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards, that apply to other public companies.

We are classified as an emerging growth company. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for emerging growth companies, including certain requirements relating to accounting standards. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to (1) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes Oxley Act of 2002, (2) comply with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer or (3) comply with any new audit rules adopted by the PCAOB after April 5, 2012 unless the SEC determines otherwise.

Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933 for complying with new or revised accounting standards. This permits an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other companies.

We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common units less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act, and we intend to take advantage of certain temporary exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We cannot predict if investors will find our common units less attractive if we rely on this exemption. If some investors find our common units less attractive as a result, there may be a less active trading market for our common units, and the secondary market price of our common units may be more volatile.

We have been organized as a limited partnership under the laws of the Marshall Islands, which does not have a well-developed body of partnership law.

Our partnership affairs are governed by our partnership agreement and by the Marshall Islands Act. The provisions of the Marshall Islands Act resemble the limited partnership laws of a number of states in the United States, most notably Delaware. The Marshall Islands Act also provides that it is to be applied and construed to make it uniform with the Delaware Revised Uniform Partnership Act and, so long as it does not conflict with the Marshall Islands Act or decisions of the Marshall Islands courts, the non-statutory law (or case law) of the State of Delaware is adopted as the law of the Marshall Islands. There have been, however, few, if any, court cases in the Marshall Islands interpreting the Marshall Islands Act, in contrast to Delaware, which has a fairly well-developed body of case law interpreting its limited partnership statute. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as the courts in Delaware. For example, the rights of our unitholders and the fiduciary responsibilities of our General Partner under Marshall Islands law are not as clearly established as under judicial precedent in existence in Delaware. As a result, unitholders may have more difficulty in protecting their interests in the face of actions by our General Partner and its officers and directors than would unitholders of a similarly organized limited partnership in the United States. See “Service of Process and Enforceability of Civil Liabilities”.

Because we are organized under the laws of the Marshall Islands, it may be difficult for our unitholders to receive any recovery if we were to go bankrupt.

We are a Marshall Islands limited partnership and have limited operations in the United States and maintain limited assets in the United States. Consequently, in the event of any bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding involving us or any of our subsidiaries, bankruptcy laws other than those of the United States could apply. The Republic of the Marshall Islands does not have a bankruptcy statute or general statutory mechanism for insolvency proceedings. If we become a debtor under U.S. bankruptcy law, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States, or that a U.S. bankruptcy court would be entitled to, or accept, jurisdiction over such a bankruptcy case, or that courts in other countries that have jurisdiction over us and our operations would recognize a U.S. bankruptcy court’s jurisdiction if any other bankruptcy court would determine it had jurisdiction. These factors may delay or prevent us from entering bankruptcy in the United States and may affect the ability of our unitholders to receive any recovery following our bankruptcy.

Because we are organized under the laws of the Marshall Islands and located in the United Kingdom, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

We are organized under the laws of the Marshall Islands, are located in the United Kingdom and the substantial majority of our assets are located outside of the United States. In addition, our general partner is a Marshall Islands limited liability company, our directors and officers generally are or will be non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, you may have difficulty serving legal process within the United States upon us. You may also have difficulty enforcing, both in and outside the United States, including in a Marshall Islands or United Kingdom court, judgments you may obtain in U.S. courts against us in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is substantial doubt that the courts of the Republic of the Marshall Islands, of the United Kingdom or of the non-U.S. jurisdictions in which our offices are located would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws. As a result, it may be difficult or impossible for you to bring an original action against us or against these individuals in a Marshall Islands or United Kingdom court in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise because the Marshall Islands and United Kingdom courts may not have subject matter jurisdiction to entertain such a suit.

Our partnership agreement designates the Court of Chancery of the State of Delaware as the sole and exclusive forum, unless otherwise provided for by Marshall Islands law, for certain litigation that may be initiated by our unitholders, which could limit our unitholders’ ability to obtain a favorable judicial forum for disputes with us.

Our partnership agreement provides that, unless otherwise provided for by Marshall Islands law, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any claims that:

•

arise out of or relate in any way to the partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of the partnership agreement or the duties, obligations or liabilities among limited partners or of limited partners to us, or the rights or powers of, or restrictions on, the limited partners or us);

•	are brought in a derivative manner on our behalf;

•	assert a claim of breach of a fiduciary duty owed by any director, officer or other employee of us or our general partner, or owed by our general partner, to us or the limited partners;

•	assert a claim arising pursuant to any provision of the Marshall Islands Act; or

•	assert a claim governed by the internal affairs doctrine

regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims. Any person or entity purchasing or otherwise acquiring any interest in our common units shall be deemed to have notice of and to have consented to the provisions described above. This forum selection provision may limit our unitholders’ ability to obtain a judicial forum that they find favorable for disputes with us or our directors, officers or other employees or unitholders.

Tax Risks

In addition to the following risk factors, you should read “Business—Taxation of the Partnership”, “Material U.S. Federal Income Tax Consequences” and “Non-United States Tax Consequences” for a more complete discussion of the expected material U.S. federal and non-U.S. income tax consequences relating to us and the ownership and disposition of our common units.

We will be subject to taxes, which will reduce our cash available for distribution to you.

We and our subsidiaries will be subject to tax in the jurisdictions in which we are organized or operate, reducing the amount of cash available for distribution. In computing our tax obligation in these jurisdictions, we are required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that upon review of these positions the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us or our subsidiaries, further reducing the cash available for distribution. In addition, changes in our operations, ownership or organizational structure could result in additional tax being imposed on us or our subsidiaries in jurisdictions in which operations are conducted. See “Business—Taxation of the Partnership”.

Changes in foreign taxes (including withholding taxes) could adversely affect our results of operations.

We conduct a portion of our operations in Belgium, Malaysia, the Netherlands, the United Arab Emirates, the United Kingdom and the United States, and may in the future expand our business into other foreign countries. We are subject to risks that foreign countries may impose additional withholding taxes or otherwise tax our foreign income. Currently, distributions of earnings and other payments, including interest, to us from our foreign subsidiaries may be subject to withholding and other taxes imposed by the jurisdiction in which such entities are formed or operating, which will reduce the amount of after-tax cash we can receive. If those taxes are increased, the amount of after-tax cash we receive will be further reduced.

U.S. tax authorities could treat us as a “passive foreign investment company” under certain circumstances, which would have adverse U.S. federal income tax consequences to U.S. unitholders.

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company”, or “PFIC”, for U.S. federal income tax purposes if at least 75% of its gross income for any taxable year consists of “passive income” or at least 50% of the average value of its assets produce, or are held for the production of, passive income. For purposes of these tests, passive income includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute passive income. U.S. unitholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their interests in the PFIC.

Based on our current and projected method of operation, and the opinion of our U.S. counsel, Latham & Watkins LLP, we believe that we should not be a PFIC for our current taxable year, and we expect that we will not be treated as a PFIC for any future taxable year. We have received an opinion of our U.S. counsel in support of this position that concludes that the income our subsidiaries earn from providing terminal handling, storage, and related services should not constitute passive income for purposes of determining whether we are a PFIC. In addition, we have represented to our U.S. counsel that we expect that more than 25% of our gross income for our current taxable year and each future year will arise from such terminal services activities or other income our U.S. counsel has opined does not constitute passive income, and more than 50% of the average value of our assets for each such year will be held for the production of such nonpassive income. Assuming the composition of our income and assets is consistent with these expectations, and assuming the accuracy of other representations we have made to our U.S. counsel for purposes of their opinion, our U.S. counsel is of the opinion that we should not be a PFIC for our current taxable year or any future year. This opinion is based and its accuracy is conditioned on representations, valuations and projections provided by us regarding our assets and income to our U.S. counsel. While we believe these representations, valuations and projections to be accurate, the portion of our income that is nonpassive and the value of our assets held for the production of such nonpassive income may change from time to time and no assurance can be given that they will continue to be accurate at any time in the future.

We have not sought, and we do not expect to seek, an IRS ruling on the treatment of income generated from our provision of terminal storage, terminal handling and related services, and the opinion of our counsel is not binding on the IRS or any court. As a result, the IRS or a court could disagree with our position. No assurance can be given that this result will not occur. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future, or that we will not be a PFIC in the future. If the IRS were to find that we are or have been a PFIC for any taxable year (and regardless of whether we remain a PFIC for any subsequent taxable year), our U.S. unitholders would face adverse U.S. federal income tax consequences. See “Material U.S. Federal Income Tax Consequences—U.S. Federal Income Taxation of U.S. Holders—PFIC Status and Significant Tax Consequences” for a more detailed discussion of the U.S. federal income tax consequences to U.S. unitholders if we are treated as a PFIC.

You may be subject to income tax in one or more non-U.S. jurisdictions as a result of owning our common units if, under the laws of any such jurisdiction, we are considered to be carrying on business there. Such laws may require you to file a tax return with, and pay taxes to, those jurisdictions.

We intend to conduct our affairs and cause each of our subsidiaries to operate its business in a tax efficient manner. Furthermore, we intend to conduct our affairs and cause each of our subsidiaries to operate its business in a manner that minimizes the risk that unitholders may be treated as having a permanent establishment or taxable presence in a jurisdiction where we or our subsidiaries conduct activities simply by virtue of their ownership of our common units. However, because we are organized as a partnership, there is a risk in some jurisdictions that our activities or the activities of our subsidiaries may be attributed to our unitholders for tax purposes if, under the laws of such jurisdiction, we are considered to be carrying on business or have a permanent establishment there. If you are attributed such a taxable presence in a jurisdiction, you may be required to file a tax return with, and to pay tax in, that jurisdiction based on your allocable share of our income. We may be required to reduce distributions to you on account of any tax withholding obligations imposed upon us by that jurisdiction in respect of such allocation to you. In addition, we may be required to obtain information from you in the event a tax authority requires such information. The United States may not allow a tax credit for any foreign income taxes that you directly or indirectly incur by virtue of an investment in us.

We have obtained confirmation from HM Revenue & Customs (the United Kingdom tax authority) that they should not treat unitholders as carrying on a trade in the United Kingdom merely by virtue of ownership of our common units. Moreover, unitholders should not be required to pay tax in the United Kingdom merely by virtue of ownership of our common units. We have obtained an Advance Tax Ruling from the Dutch tax authorities that non-Dutch resident common unitholders will not incur Dutch non-resident tax liability (or be required to file Dutch tax returns) merely by virtue of their ownership of our common units. See “Non-United States Tax Consequences—Netherlands Tax Consequences—Advance Tax Ruling”.

With respect to countries other than the Netherlands, the United Kingdom and the United States, we believe we can conduct our activities and the activities of our subsidiaries in a manner so that our common unitholders should not be considered to be carrying on business or having a permanent establishment in such other countries solely as a consequence of the acquisition, holding, disposition or redemption of our common units. However, the question of whether either we or any of our subsidiaries will be treated as carrying on business in any country (including the Netherlands and the United Kingdom) will largely be a question of fact determined through an analysis of contractual arrangements, including the services agreements we and the Operating Companies will enter into with our customers, and the way we and our subsidiaries conduct business or operations, all of which may change over time. See “Non-United States Tax Consequences”. The laws of any country may also change, which could cause the country’s taxing authorities to determine that we or our subsidiaries are carrying on business or have a permanent establishment in such country and are subject to its taxation laws.

The ratio of dividend income to distributions on our common units is subject to business, economic and other uncertainties as well as tax reporting positions with which the IRS or any other tax authority may disagree, which could result in a higher ratio of dividend income to distributions and adversely affect the value of our common units.

We estimate that approximately 55.0% of the total cash distributions made to a purchaser of common units in this offering who owns those units from the date of this offering through December 31, 2016, will constitute dividend income for U.S. tax purposes. The remaining portion of the distributions will be treated first as a nontaxable return of capital to the extent of the purchaser’s tax basis in its common units and thereafter as capital gain. These estimates are based on certain assumptions that are subject to business, economic, regulatory, competitive and political uncertainties beyond our control. In addition, these estimates are based on current U.S. federal income tax law and tax reporting positions that we will adopt and with which the IRS could disagree. As a result of these uncertainties, these estimates may be incorrect and the actual percentage of total cash distributions that will constitute dividend income could be higher, and any difference could adversely affect the value of the common units. See “Material U.S. Federal Income Tax Consequences—U.S. Federal Income Taxation of U.S. Holders—Ratio of Dividend Income to Distributions”.

FORWARD-LOOKING STATEMENTS

Statements included in this prospectus concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast, contain forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. The disclosure and analysis set forth in this prospectus includes assumptions, expectations, projections, intentions and beliefs about future events in a number of places, particularly in relation to our operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business and the markets in which we operate. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we will file with the SEC, other information sent to our unitholders, and other written materials.

Forward-looking statements include, but are not limited to, such matters as:

•	forecasts of our ability to make cash distributions on the units and the amount of any borrowings that may be necessary to make such distributions;

•	our expectations relating to making distributions and our ability to make such distributions;

•	future operating or financial results and future revenues and expenses;

•	our future financial condition and liquidity;

•	significant interruptions in the operations of our customers;

•	future supply of, and demand for, refined petroleum products and crude oil;

•	our ability to renew or extend terminaling services agreements;

•	the credit risk of our customers;

•	our ability to retain our key customers, including Vitol;

•	operational hazards and unforeseen interruptions, including interruptions from terrorist attacks, hurricanes, floods or severe storms;

•	reduced volatility in energy prices;

•	competition from other terminals;

•	changes in trade patterns and the global flow of oil;

•	future or pending acquisitions of terminals or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses;

•	the ability of our customers to obtain access to shipping, barge facilities, third party pipelines or other transportation facilities;

•	maintenance or remediation capital expenditures on our terminals;

•	environmental and regulatory conditions, including changes in such laws relating to climate change or greenhouse gases;

•	health and safety regulatory conditions, including changes in such laws;

•	costs and liabilities in responding to contamination at our facilities;

•	our ability to obtain financing;

•	restrictions in our Credit Facilities;

•	fluctuations in currencies and interest rates;

•	the adoption of derivatives legislation by Congress;

•	our ability to retain key officers and personnel;

•

the expected cost of, and our ability to comply with, governmental regulations and self-regulatory organization standards, as well as standard regulations imposed by our customers applicable to our business;

•	risks associated with our international operations;

•	compliance with the U.S. Foreign Corrupt Practices Act or the U.K. Bribery Act;

•	risks associated with VTTI’s potential business activities involving countries, entities, and individuals subject to restrictions imposed by U.S. or other governments;

•	tax liabilities associated with indirect taxes on the products we service; and

•	other factors discussed in the “Risk Factors” section of this prospectus.

These and other forward-looking statements are made based upon our management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those risks discussed in “Risk Factors”. The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

We undertake no obligation to update or revise any forward-looking statements contained in this prospectus, whether as a result of new information, future events, a change in our views or expectations or otherwise. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

USE OF PROCEEDS

We will not receive any proceeds from the sale of common units by the selling unitholder in this offering.

The selling unitholder will pay all offering expenses, underwriting discounts and commissions and structuring fees incurred in connection with this offering and any exercise by the underwriters of their option to purchase additional common units.

CAPITALIZATION

The following table shows:

•	the historical cash and cash equivalents and capitalization of our Predecessor as of March 31, 2014; and

•

our pro forma capitalization as of March 31, 2014, giving effect to the pro forma adjustments described in our unaudited pro forma consolidated financial data included elsewhere in this prospectus, including this offering and the other transactions described under “Prospectus Summary—Formation Transactions”.

This table is derived from and should be read together with the historical combined carve-out financial statements of Predecessor and the accompanying notes contained elsewhere in this prospectus. You should also read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

	As of March 31, 2014
	Historical	Pro Forma
	(in US$ millions)
CASH
Cash and cash equivalents	$56.8	7.5

DEBT
VTTI Operating Revolving Credit Facility	—	600.0
Term loan (Johore Facility)	$193.2	—
Total long-term debt—affiliates	613.9	—
Other long-term debt	1.4	—

Total debt	808.5	600.0

EQUITY
Owner’s equity	$652.8	548.8
Limited partners:
Common units—public	—	119.4
Common units—selling unitholder	—	17.9
Subordinated units—selling unitholder	—	137.3
General partner	—	5.6

Total owner’s/partner’s equity	652.8	829.0

Total capitalization	$1,461.3	1,429.0

OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy and restrictions on distributions in conjunction with specific assumptions included in this section. In addition, you should read “Forward-Looking Statements” and “Risk Factors” for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

General

Rationale for Our Cash Distribution Policy

Our cash distribution policy reflects a judgment that our unitholders will be better served by our distributing our available cash (after deducting expenses, including maintenance and replacement capital expenditures and reserves) rather than retaining it. Because we believe we will generally finance any expansion capital expenditures from external financing sources, we believe that our investors are best served by our distributing all of our available cash. Our cash distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash quarterly (after deducting expenses, including maintenance and replacement capital expenditures and reserves).

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

•

Our unitholders have no contractual or other legal right to receive distributions other than the obligation under our partnership agreement to distribute available cash on a quarterly basis, which is subject to the broad discretion of our general partner to establish reserves and other limitations.

•

We will be subject to restrictions on distributions under the financing agreements relating to our Credit Facilities. Our financing agreements contain material financial tests and covenants that must be satisfied in order to pay distributions. If we are unable to satisfy the restrictions included in any of our financing agreements or are otherwise in default under any of those agreements, as a result of our debt levels or otherwise, we will not be able to make cash distributions to you, notwithstanding our stated cash distribution policy. These financial tests and covenants are described in this prospectus in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources”.

•

Although our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions contained therein requiring us to make cash distributions, may be amended. During the subordination period, with certain exceptions, our partnership agreement may not be amended without the approval of non-affiliated common unitholders. After the subordination period has ended, our partnership agreement can be amended with the approval of a majority of the outstanding common units. VTTI will indirectly own approximately 13.0% of our common units and all of our subordinated units outstanding immediately after the closing of this offering. See “The Partnership Agreement—Amendment of the Partnership Agreement”.

•

Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement.

•

Under Section 51 of the Marshall Islands Act, we may not make a distribution to you if the distribution would cause our liabilities, other than liabilities to partners on account of their partnership interest and liabilities for which the recourse of creditors is limited to specified property of ours, to exceed the fair value of our assets, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited shall be included in our assets only to the extent that the fair value of that property exceeds that liability.

•

We may lack sufficient cash to pay distributions to our unitholders due to decreases in total operating revenues, decreases in hire rates, increases in operating or general and administrative expenses, principal and interest payments on outstanding debt, taxes, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs. See “Risk Factors” for a discussion of these factors.

Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute cash to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable limited partnership and limited liability company laws in the Marshall Islands and other laws and regulations.

Our Ability to Grow Depends on Our Ability to Access External Expansion Capital

Because we distribute all of our available cash, we may not grow as quickly as businesses that reinvest their available cash to expand ongoing operations. We expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion and investment capital expenditures. As a result, to the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow. To the extent we issue additional units in connection with any acquisitions or other capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level, which in turn may affect the available cash that we have to distribute on each unit. There are no limitations in our partnership agreement on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional borrowings or other debt by us to finance our growth would result in increased interest expense, which in turn may affect the available cash that we have to distribute to our unitholders.

Initial Distribution Rate

Upon completion of this offering, we will declare an initial quarterly distribution of $0.2625 per unit for each complete quarter, or $1.05 per unit on an annualized basis, to be paid no later than 45 days after the end of each fiscal quarter (beginning with the quarter ending September 30, 2014). This equates to an aggregate cash distribution of $10,781,250 per quarter, or $43,125,000 per year, in each case based on the number of common units, subordinated units and general partner units outstanding immediately after completion of this offering. Our ability to make cash distributions at the initial distribution rate pursuant to this policy will be subject to the factors described above under “—General—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy”.

The table below sets forth the number of outstanding common units, subordinated units and general partner units upon the closing of this offering and the aggregate distribution amounts payable on such units during the year following the closing of this offering at our initial distribution rate of $0.2625 per unit per quarter ($1.05 per unit on an annualized basis).

		Distributions
	Number of Units	One Quarter		Four Quarters
Common units	20,125,000	$5,282,813		$21,131,250
Subordinated units	20,125,000	5,282,813		21,131,250
General partner units(1)	821,429	215,625		862,500

Total	41,071,429	$10,781,250	(2)	$43,125,000

(1)	The number of general partner units is determined by multiplying the total number of units deemed to be outstanding (i.e., the total number of common and subordinated units outstanding divided by 98.0%) by the general partner’s 2.0% general partner interest.

(2)	Actual payments of distributions on the common units, subordinated units and general partner units are expected to be $7.1 million for the period between the estimated closing date of this offering (August 6, 2014) and the end of the fiscal quarter in which the closing date of this offering occurs.

If the underwriters exercise any part of their option to purchase additional common units, the number of common units owned by the selling unitholder will be reduced by the number of common units purchased in connection with any such exercise. Accordingly, the exercise of the underwriters’ option will not affect the total number of common units outstanding.

During the subordination period, before we make any quarterly distributions to subordinated unitholders, our common unitholders are entitled to receive payment of the full minimum quarterly distribution plus any arrearages in distributions from prior quarters. See “How We Make Cash Distributions—Subordination Period”. We cannot guarantee, however, that we will pay the minimum quarterly distribution or any amount on the common units in any quarter.

As of the closing date of this offering, our general partner will be entitled to 2.0% of all distributions that we make prior to our liquidation. Our general partner’s initial 2.0% interest in these distributions may be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its initial 2.0% general partner interest. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its current general partner interest.

Because we have not prepared a pro forma condensed statement of income to demonstrate what our pro forma cash available for distribution would have been for the four most recent fiscal quarters and for the fiscal year ended December 31, 2013, it is possible that such amounts may not have been sufficient to pay 100% of the aggregate minimum quarterly distribution on all of our common and subordinated units during those periods.

Forecasted Results of Operations for the Twelve Months Ending June 30, 2015

In this section, we present in detail the basis for our belief that we will be able to pay our minimum quarterly distribution on all of our outstanding units for the twelve months ending June 30, 2015. We present two tables, consisting of:

•	Forecasted Results of Operations for the twelve months ending June 30, 2015, as well as our historical results of operations for the year ended December 31, 2013, for comparative purposes; and

•

Forecasted Cash Available for Distribution for the twelve months ending June 30, 2015, as well as our historical cash available for distribution for the year ended December 31, 2013, for comparative purposes, as well as the significant assumptions upon which the forecasts are based.

Our forecast of our results of operations is a forward-looking statement and should be read together with the historical combined carve-out financial statements of our Predecessor and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. We do not, as a matter of course, make public projections as to future revenues, earnings, or other results. However, our management has prepared the prospective financial information set forth below in support of our belief that we will have sufficient cash available to allow us to pay the minimum quarterly distribution on all of our outstanding units during the forecast period. The financial forecast has been prepared in accordance with the guidelines established by the American Institute of Certified Public Accountants. Additionally, in the view of our management, the accompanying financial forecast was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of our management’s knowledge and belief, the expected course of action and our expected future financial performance. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this prospectus are cautioned not to place undue reliance on the prospective financial information.

Neither our independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

We present below a forecast of our expected results of operations for the twelve months ending June 30, 2015. Our forecast presents, to the best of our knowledge and belief, our expected results of operations for the forecast period.

Our financial forecast reflects our judgment, as of the date of this prospectus, of conditions we expect to exist and the course of action we expect to take during the twelve months ending June 30, 2015. Our financial forecast is based on assumptions that we believe to be reasonable with respect to the forecast period as a whole. The assumptions and estimates used in the financial forecast are inherently uncertain and represent those that we believe are significant to our financial forecast. We believe that we have a reasonable objective basis for those assumptions. To the extent that there is a shortfall during any quarter in the forecast period, we believe we would be able to make working capital borrowings to pay distributions in such quarter and would be able to repay such borrowings in a subsequent quarter, because we believe the total cash available for distribution for the forecast period will be more than sufficient to pay the aggregate minimum quarterly distribution to all unitholders. We believe our actual results of operations will approximate those reflected in our financial forecast, but we can give no assurance that our forecasted results will be achieved. There will likely be differences between our financial forecast and the actual results and those differences could be material. Our operations are subject to numerous risks that are beyond our control. If the financial forecast is not achieved, we may not be able to pay cash distributions on our units at the initial distribution rate stated in our cash distribution policy or at all.

When considering our financial forecast, you should keep in mind the risk factors and other cautionary statements included under the heading “Risk Factors” elsewhere in this prospectus. Any of the risks discussed in this prospectus or unanticipated events could cause our actual results of operations, cash flows and financial condition to vary significantly from the financial forecast and such variations may be material. Prospective investors are cautioned to not place undue reliance on the financial forecast and should make their own independent assessment of our future results of operations, cash flows and financial condition.

We are providing the financial forecast to supplement the historical combined carve-out financial statements of Predecessor in support of our belief that we will have sufficient cash available to allow us to pay cash distributions on all of our units for each quarter in the twelve-month period ending June 30, 2015 at our stated initial distribution rate. See “—Forecast Assumptions and Considerations—Summary of Significant Forecast Assumptions” for further information as to the assumptions we have made for the financial forecast.

We do not undertake any obligation to release publicly the results of any future revisions we may make to the financial forecast or to update the financial forecast to reflect events or circumstances after the date of this prospectus, even in the event that any or all of the underlying assumptions are shown to be in error. Therefore, we caution you not to place undue reliance on this information.

VTTI ENERGY PARTNERS LP

FORECASTED RESULTS OF OPERATIONS

	Twelve Months Ending June 30, 2015	Year Ended December 31, 2013
	(in US$ millions)
Statement of Operations Data:
Revenues	$311.1	299.2
Operating costs and expenses:
Operating costs	88.5	88.9
Depreciation and amortization	75.4	67.4
Selling, general and administrative	28.7	22.9
Loss on disposal of property, plant and equipment	—	0.9

Total operating expenses	192.6	180.1

Total operating income	118.5	119.1

Other income (expense):
Interest expense, including affiliates	(25.0)	(30.0)
Other finance expenses	(1.2)	(1.0)
Net loss foreign currency transaction	—	(0.4)

Total other expense, net	(26.2)	(31.4)

Income before income tax expense	92.3	87.7
Income tax expense	(21.6)	(17.7)

Net income	70.7	70.0

Non-controlling interest	49.3	46.8 (a)

Net income attributable to parents’ equity	$21.4	23.2

General partner’s interest in net income	$0.4	0.5
Limited partners’ interest in net income	21.0	22.7
Net income per:
Common unit	$0.52	0.57
Subordinated unit	$0.52	0.57
General partner unit	$0.52	0.57

(a)	Includes $5.5 million of non-controlling interest attributable to third parties and $41.3 million of non-controlling interest attributable to the selling unitholder’s 64.0% economic interest in VTTI Operating.

See the accompanying summary of significant accounting policies and forecast assumptions.

Forecast Assumptions and Considerations

Basis of Presentation

The accompanying financial forecast and related notes present our forecasted results of operations for the twelve months ending June 30, 2015, based on the assumption that:

•	we will issue to the selling unitholder 20,125,000 common units and 20,125,000 subordinated units, representing a 98.0% limited partner interest in us;

•

we will issue to our general partner all of our incentive distribution rights, which will entitle our general partner to increasing percentages of the cash we distribute in excess of $0.301875 per unit per quarter;

•	the selling unitholder will sell 17,500,000 common units to the public in this offering, representing a 42.6% limited partner interest in us;

•	the Holding Companies and the Operating Companies will be acquired at their historical carrying values from VTTI;

•	the margin on our debt will be the same as applied to the debt prior to this offering;

•	the cost of borrowing will be 4%;

•	the dollar/euro exchange rate is $1.36/euro;

•	VTTI Operating will repay approximately $380 million in intercompany loans with VTTI using drawdowns from the new VTTI Operating Revolving Credit Facility;

•	VTTI will convert approximately $234 million in intercompany loans with VTTI Operating to equity in VTTI Operating; and

•	we will pay $3.0 million to VTTI Holdings under the administrative services agreement.

Summary of Significant Accounting Policies and Sources of Estimation Uncertainty

A summary of significant accounting policies is set out in Note 2 to the annual combined carve-out financial statements and Note 2 to our interim unaudited condensed combined carve-out financial statements included elsewhere in this prospectus.

Summary of Significant Forecast Assumptions

The forecast has been prepared by and is the responsibility of our management. The forecast reflects our judgment as of the date of this prospectus of conditions we expect to exist and the course of action we expect to take during the twelve months ending June 30, 2015. While the assumptions disclosed in this prospectus are not all-inclusive, the assumptions listed below are those that we believe are significant to our forecasted results of operations and any items not included below were not deemed significant. We believe we have a reasonable objective basis for these assumptions. We believe our actual results of operations will approximate those reflected in our forecast, but we can give no assurance that our forecasted results will be achieved. There will likely be differences between our forecast and the actual results and those differences could be material. If the forecast is not achieved, we may not be able to pay cash distributions on our common units at the minimum quarterly distribution rate or at all.

Revenues. We estimate that our total revenues for the twelve months ending June 30, 2015 will be approximately $311.1 million, as compared to approximately $299.2 million for the year ended December 31, 2013. Our forecast is based on the assumption that storage and throughput fees will increase by $18.8 million due to increased storage capacity availability, inflation escalators and favorable foreign exchange variance, partially offset by a $6.9 million reduction in excess throughput and ancillary fees due to a forecasted return to typical throughput levels from the elevated levels experienced in 2013.

Operating Costs and Expenses. We estimate that our operating costs and expenses will be approximately $88.5 million for the twelve months ending June 30, 2015, as compared to approximately $88.9 million for the year ended December 31, 2013. The forecasted decrease in operating costs and expenses is primarily due to events in the year ended December 31, 2013 that are not anticipated to occur in the forecast period, such as an environmental spill at the Amsterdam terminal and associated insurance, maintenance and repair and other costs.

Depreciation and Amortization. We estimate that depreciation and amortization expense will be approximately $75.4 million for the twelve months ending June 30, 2015, as compared to approximately $67.4 million for the year ended December 31, 2013. Depreciation expense is expected to increase for the twelve months ending June 30, 2015 compared to the year ended December 31, 2013 due to incremental depreciation related to completion and commissioning of capital expenditure projects at our Amsterdam, Antwerp and other terminals.

Selling, General and Administrative. We estimate that selling, general and administrative expenses will be approximately $28.7 million for the twelve months ending June 30, 2015, as compared to approximately $22.9 million for the year ended December 31, 2013. The additional $5.8 million in total estimated selling, general and administrative expenses as compared to the year ended December 31, 2013 consists of approximately $3.0 million in external expenses we will incur as a result of becoming a publicly traded partnership, including costs associated with annual reports to unitholders, tax return preparation, investor relations, audit fees, legal fees, incremental director and officer liability insurance costs and directors’ compensation. The remaining $2.8 million in increased estimated selling, general and administrative expenses consists of increased costs of information technology and corporate networking to the terminals, market adjustments of salaries and other expenses.

Financing. We estimate that interest expense will be approximately $25.0 million for the twelve months ending June 30, 2015, as compared to approximately $30.0 million for the year ended December 31, 2013. The reduction in interest expense is driven by repayment and conversion of affiliate debt and repayment of project finance loan at our Johore terminal, partially offset by borrowings under the VTTI Operating Revolving Credit Facility.

Capital Expenditures. We estimate that total capital expenditures for the twelve months ending June 30,

2015 will be $60.5 million as compared to capital expenditures of $84.7 million for the year ended December 31, 2013. This forecast is based on the following assumptions:

•

Our estimated maintenance capital expenditures will be $27.6 million for the twelve months ending June 30, 2015 as compared to actual maintenance capital expenditures of approximately $28.4 million for the year ended December 31, 2013.

•

Our expansion capital expenditures will be approximately $32.9 million for the twelve months ending June 30, 2015 as compared to actual expansion capital expenditures of approximately $56.3 million for the year ended December 31, 2013. The $32.9 million expansion capital expenditures anticipated to be spent during the forecast period is related to capacity expansion at our Antwerp and Amsterdam terminals, while the $56.3 million for the year ended December 31, 2013 was primarily related to several expansion and revamping projects at our Antwerp and Amsterdam terminals. We intend to fund our anticipated expansion capital expenditures with borrowings from the VTTI Operating Revolving Credit Facility.

Regulatory, Industry and Economic Factors. Our forecast of our results of operations for the twelve months ending June 30, 2015 is based on the following assumptions related to regulatory, industry and economic factors:

•	There will not be any material non-performance or credit-related defaults by suppliers, customers or vendors, or shortage of skilled labor.

•

There will not be any new governmental regulation of the portions of the industry in which we operate or any interpretation of existing regulation that in either case will be materially adverse to our business.

•	There will not be any change in tax law that will materially increase our tax expense.

•

There will not be any material accidents, releases, weather-related incidents, unscheduled downtime or similar unanticipated events, including any events that could lead to force majeure under any of our terminaling services agreements.

•

There will not be any major adverse change in the markets in which we operate resulting from supply or production disruptions, reduced demand for our services or significant changes in the market prices for our services.

•	There will not be any material changes to market, regulatory and overall economic conditions.

Forecasted Cash Available for Distribution

The table below sets forth our calculation of forecasted cash available for distribution to our unitholders and general partner based on the Forecasted Results of Operations set forth above. Based on the financial forecast and related assumptions, we forecast that our cash available for distribution generated during the twelve months ending June 30, 2015 will be approximately $47.6 million. This amount would be sufficient to pay 100% of the minimum quarterly distribution of $1.05 per unit on all of our common units and subordinated units for the four quarters ending June 30, 2015.

Actual payments of distributions on the common units, subordinated units and the general partner units are expected to be $7.1 million for the period between the estimated closing date of this offering (August 6, 2014) and the end of the fiscal quarter in which the closing date of this offering occurs.

You should read “—Forecast Assumptions and Considerations—Summary of Significant Forecast Assumptions” included as part of the financial forecast for a discussion of the material assumptions underlying our forecast of Adjusted EBITDA that is included in the table below. Our forecast is based on those material assumptions and reflects our judgment of conditions we expect to exist and the course of action we expect to take. The assumptions disclosed in our financial forecast are those that we believe are significant to generate the forecasted Adjusted EBITDA. If our estimate is not achieved, we may not be able to pay distributions on the common units at the initial distribution rate of $0.2625 per unit per quarter ($1.05 per unit on an annualized basis). Our financial forecast and the forecast of cash available for distribution set forth below have been prepared by our management. This calculation represents available cash from operating surplus generated during the period and excludes any cash from working capital borrowings, capital expenditures and cash on hand on the closing date.

Adjusted EBITDA should not be considered an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance calculated in accordance with U.S. GAAP.

When considering our forecast of cash available for distribution for the twelve months ending June 30, 2015, you should keep in mind the risk factors and other cautionary statements under the headings “Forward-Looking Statements” and “Risk Factors” elsewhere in this prospectus. Any of these factors or the other risks discussed in this prospectus could cause our results of operations to vary significantly from those set forth in the financial forecast and the forecast of cash available for distribution set forth below.

VTTI ENERGY PARTNERS LP

FORECASTED CASH AVAILABLE FOR DISTRIBUTION(1)

	Quarter Ending(2)				Twelve Months Ending June 30, 2015	Year Ended December 31, 2013
	September 30, 2014	December 31, 2014	March 31, 2015	June 30, 2015
	(in US$ millions, except per unit amounts)
Adjusted EBITDA(3)	$46.1	$49.1	$49.2	$56.1	$200.5	$187.0
Adjustments for cash items and maintenance capital expenditures:
Less:
Cash interest expense	(6.1)	(6.2)	(6.3)	(6.4)	(25.0)	(30.0)
Cash interest income	—	—	—	—	—	—
Cash income tax expense	—	—	—	—	—	—
Maintenance capital expenditures	(6.8)	(6.8)	(7.0)	(7.0)	(27.6)	(28.4)
Cash flow attributable to non-controlling interest	(22.5)	(24.4)	(24.4)	(29.0)	(100.3)	(84.8)

Cash available for distribution	$10.7	$11.7	$11.5	$13.7	$47.6	$43.8

Expected distributions:
Distributions to public common unitholders	4.6	4.6	4.6	4.6	18.4	18.4
Distributions to the selling unitholder—common units	0.7	0.7	0.7	0.7	2.8	2.8
Distributions to the selling unitholder—subordinated units	5.3	5.3	5.3	5.3	21.2	21.2
Distributions to general partner units	0.2	0.2	0.2	0.2	0.8	0.8

Total distributions(4)	$10.8	$10.8	$10.8	$10.8	$43.2	$43.2

Excess cash	(0.1)	0.9	0.7	2.9	4.4	0.7
Minimum quarterly distribution per unit	0.2625	0.2625	0.2625	0.2625	1.05	1.05
Aggregate distributions based on minimum quarterly distribution	10.8	10.8	10.8	10.8	43.2	43.1
Percent of minimum quarterly distributions payable to common unitholders	100.0	100.0	100.0	100.0	100.0	100.0
Percent of minimum quarterly distributions payable to subordinated unitholder	100.0	100.0	100.0	100.0	100.0	100.0

(1)	The forecast is based on the assumptions set forth in “—Forecast Assumptions and Considerations—Summary of Significant Forecast Assumptions”.
(2)	The sum of forecast amounts for the four quarters may not equal the twelve month totals due to the effects of rounding.

(3)	For a definition of Adjusted EBITDA, see “Selected Historical Financial and Operating Data”. The following table reconciles Adjusted EBITDA to net income, its most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, for the twelve months ending June 30, 2015:

	Quarter Ending(2)				Twelve Months Ending June 30, 2015	Year Ended December 31, 2013
	September 30, 2014	December 31, 2014	March 31, 2015	June 30, 2015
	(unaudited)
	(in US$ millions)
Net income	$16.1	$20.0	$17.8	$16.8	$70.7	$70.0
Interest expense, including affiliates	6.1	6.2	6.3	6.4	25.0	30.0
Other items(a)	0.6	(1.8)	0.5	8.5	7.8	1.4
Depreciation and amortization	18.5	18.5	19.2	19.2	75.4	67.4
Income tax expense	4.8	6.2	5.4	5.2	21.6	17.7

Adjusted EBITDA	$46.1	$49.1	$49.2	$56.1	$200.5	$186.5

(a)	Other items consist of non-cash items in operating expenses and anticipated timing differences between the recognition and receipt of revenues.

(4)	Assumes the underwriters’ option to purchase additional common units is not exercised.

Forecast of Compliance with Debt Covenants

Our ability to make distributions could be affected if we do not remain in compliance with the restrictions and covenants of our financing agreements. Our terminals are subject to several financing agreements, which we anticipate will be amended in connection with this offering. We have assumed that we will be in compliance with all of the covenants in such financing agreements during the forecast period. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for a further description of our financing agreements, including these financial covenants.

HOW WE MAKE CASH DISTRIBUTIONS

Distributions of Available Cash

General

Within 45 days after the end of each quarter, beginning with the quarter ending September 30, 2014, we will distribute all of our available cash (defined below) to unitholders of record on the applicable record date. We will adjust the minimum quarterly distribution for the period from the closing of this offering through September 30, 2014, based on the actual length of the period.

Definition of Available Cash

Available cash generally means, for each fiscal quarter, all cash on hand at the end of the quarter (including our proportionate share of cash on hand of any subsidiaries we do not wholly own):

•	less, the amount of cash reserves (including our proportionate share of cash reserves of any subsidiaries we do not wholly own) established by our general partner and our subsidiaries to:

•	provide for the proper conduct of our business (including reserves for future capital expenditures and for our anticipated credit needs);

•	comply with applicable law, any of our debt instruments or other agreements; and/or

•

provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters (except to the extent establishing such reserves would cause us to not be able to distribute the minimum quarterly distribution (plus any arrearage) for such quarter);

•

plus, if our general partner so determines, all cash on hand (including our proportionate share of cash on hand of any subsidiaries we do not wholly own) on the date of determination of available cash for the quarter resulting from (1) working capital borrowings made after the end of the quarter and (2) cash distributions received after the end of the quarter from any equity interest in any person (other than a subsidiary of us), which distributions are paid by such person in respect of operations conducted by such person during such quarter. Working capital borrowings are generally borrowings that are made under a revolving credit facility and in all cases are used solely for working capital purposes or to pay distributions to partners.

Intent to Distribute the Minimum Quarterly Distribution

We intend to distribute to the holders of common units and subordinated units on a quarterly basis at least the minimum quarterly distribution of $0.2625 per unit, or $1.05 per unit per year, to the extent we have sufficient cash on hand to pay the distribution after we establish cash reserves and pay fees and expenses. The amount of available cash from operating surplus needed to pay the minimum quarterly distribution for one quarter on all units outstanding immediately after this offering is approximately $10.8 million.

There is no guarantee that we will pay the minimum quarterly distribution on the common units and subordinated units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement. We will be effectively prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is then existing, under our financing agreements. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for a discussion of the restrictions contained in our financing agreements that may restrict our ability to make distributions.

Operating Surplus and Capital Surplus

General

All cash distributed to unitholders will be characterized as either being paid from “operating surplus” or “capital surplus”. We treat distributions of available cash from operating surplus differently than distributions of available cash from capital surplus.

Operating Surplus

Operating surplus for any period generally means:

•	$32.0 million; plus

•

all of our cash receipts (including our proportionate share of cash receipts of any subsidiaries we do not wholly own) after the closing of this offering (provided that cash receipts from the termination of an interest rate, currency or commodity hedge contract prior to its specified termination date will be included in operating surplus in equal quarterly installments over the remaining scheduled life of such hedge contract), excluding cash from (1) borrowings, other than working capital borrowings, (2) sales of equity and debt securities, (3) sales or other dispositions of assets outside the ordinary course of business, (4) capital contributions or (5) corporate reorganizations or restructurings; plus

•

working capital borrowings (including our proportionate share of working capital borrowings for any subsidiaries we do not wholly own) made after the end of a quarter but before the date of determination of operating surplus for the quarter; plus

•

interest paid on debt incurred (including periodic net payments under related hedge contracts) and cash distributions paid on equity securities issued (including the amount of any incremental distributions made to the holders of our incentive distribution rights and our proportionate share of such interest and cash distributions paid by any subsidiaries we do not wholly own), in each case, to finance all or any portion of the construction, replacement or improvement of a capital asset (such as a terminal) in respect of the period from such financing until the earlier to occur of the date the capital asset is put into service or the date that it is abandoned or disposed of; plus

•

interest paid on debt incurred (including periodic net payments under related hedge contracts) and cash distributions paid on equity securities issued (including the amount of any incremental distributions made to the holders of our incentive distribution rights and our proportionate share of such interest and cash distributions paid by any subsidiaries we do not wholly own), in each case, to pay the construction period interest on debt incurred (including periodic net payments under related interest rate swap agreements), or to pay construction period distributions on equity issued, to finance the construction projects described in the immediately preceding bullet; less

•

all of our “operating expenditures” (which includes maintenance and replacement capital expenditures and is further described below) (including our proportionate share of operating expenditures by any subsidiaries we do not wholly own) immediately after the closing of this offering; less

•

the amount of cash reserves (including our proportionate share of cash reserves for any subsidiaries we do not wholly own) established by our general partner to provide funds for future operating expenditures; less

•	any cash loss realized on dispositions of assets acquired using investment capital expenditures; less

•	all working capital borrowings (including our proportionate share of working capital borrowings by any subsidiaries we do not wholly own) not repaid within twelve months after having been incurred.

If a working capital borrowing, which increases operating surplus, is not repaid during the twelve-month period following the borrowing, it will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowing is in fact repaid, it will not be treated as a reduction in operating surplus because operating surplus will have been previously reduced by the deemed repayment.

As described above, operating surplus includes a provision that will enable us, if we choose, to distribute as operating surplus up to $32.0 million of cash we receive in the future from non-operating sources, such as asset sales, issuances of securities and long-term borrowings, that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity securities or interest payments on debt in operating surplus would be to increase operating surplus by the amount of any such cash distributions or interest payments. As a result, we may also distribute as operating surplus up to the amount of any such cash distributions or interest payments we receive from non-operating sources.

Operating expenditures generally means all of our cash expenditures, including but not limited to taxes, employee and director compensation, reimbursement of expenses to our general partner, repayment of working capital borrowings, debt service payments, payments made under any interest rate, currency or commodity hedge contracts (provided that payments made in connection with the termination of any hedge contract prior to the expiration of its specified termination date be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such hedge contract) and maintenance and replacement capital expenditures (which are discussed in further detail under “—Capital Expenditures” below), provided that operating expenditures will not include:

•	deemed repayments of working capital borrowings deducted from operating surplus pursuant to the last bullet point of the definition of operating surplus above when such repayment actually occurs;

•	payments (including prepayments and payment penalties) of principal of and premium on indebtedness, other than working capital borrowings;

•	expansion capital expenditures or investment capital expenditures (which are discussed in further detail under “—Capital Expenditures” below);

•	payment of transaction expenses (including taxes) relating to interim capital transactions;

•	distributions to partners; or

•	repurchases of partnership interests (excluding repurchases we make to satisfy obligations under employee benefit plans).

Capital Expenditures

For purposes of determining operating surplus, capital expenditures are classified as either maintenance and replacement capital expenditures, expansion capital expenditures or investment capital expenditures. Maintenance and replacement capital expenditures are those capital expenditures required to maintain, over the long-term, the operating capacity of or the revenue generated by our capital assets.

Expansion capital expenditures are those capital expenditures that increase the operating capacity of or the revenue generated by our capital assets. To the extent, however, that capital expenditures associated with acquiring a new terminal or improving an existing terminal increase the revenues or the operating capacity of our terminals, those capital expenditures would be classified as expansion capital expenditures.

Investment capital expenditures are those capital expenditures that are neither maintenance and replacement capital expenditures nor expansion capital expenditures. Investment capital expenditures largely will consist of capital expenditures made for investment purposes. Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of equity securities, as well as other capital expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of a capital asset for investment purposes.

Examples of maintenance and replacement capital expenditures include capital expenditures associated with modifying an existing terminal or acquiring a new terminal, to the extent such expenditures are incurred to maintain the operating capacity of or the revenue generated by our terminals. Maintenance and replacement capital expenditures will also include interest (and related fees) on debt incurred and distributions on equity issued (including the amount of any incremental distributions made to the holders of our incentive distribution rights) to finance the acquisition or construction of a replacement terminal and paid in respect of the construction period. We define construction period as the period beginning on the date that we enter into a binding acquisition or construction contract and ending on the earlier of the date that the replacement terminal commences commercial service or the date that the replacement terminal is abandoned or disposed of. Debt incurred to pay or equity issued to fund construction period interest payments, and distributions on such equity (including the amount of any incremental distributions made to the holders of our incentive distribution rights) will also be considered maintenance and replacement capital expenditures.

Definition of Capital Surplus

Capital surplus generally will be generated only by:

•	borrowings other than working capital borrowings;

•	sales of debt and equity securities; and

•

sales or other dispositions of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or non-current assets sold as part of normal retirements or replacements of assets.

Characterization of Cash Distributions

We will treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus as of the most recent date of determination of available cash. We will treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders. For example, it includes a provision that will enable us, if we choose, to distribute as operating surplus up to $32.0 million of cash we receive in the future from non-operating sources, such as asset sales, issuances of securities and long-term borrowings, that would otherwise be distributed as capital surplus. We do not anticipate that we will make any distributions from capital surplus.

Subordination Period

General

During the subordination period, which we define below, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.2625 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash from operating surplus to be distributed on the common units.

Definition of Subordination Period

The subordination period will extend until the second business day following the distribution of available cash from operating surplus in respect of any quarter, ending on or after September 30, 2017, that each of the following tests are met:

•

distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive non-overlapping four-quarter periods immediately preceding that date;

•

the “adjusted operating surplus” (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted weighted average basis during those periods; and

•	there are no outstanding arrearages in payment of the minimum quarterly distribution on the common units.

If the unitholders remove our general partner without cause, the subordination period may end before September 30, 2017.

For purposes of determining whether the tests in the bullets above have been met, the three consecutive, non-overlapping four-quarter periods for which the determination is being made may include one or more quarters with respect to which arrearages in the payment of the minimum quarterly distribution on the common units have accrued, provided that all such arrearages have been repaid prior to the end of each such four-quarter period.

If the expiration of the subordination period occurs as a result of us having met the tests described above, each outstanding subordinated unit will convert into one common unit and will then participate pro rata with the other common units in distributions of available cash.

Early Termination of Subordination Period

Notwithstanding the foregoing, the subordination period will automatically terminate on the first business day following the distribution of available cash in respect of any quarter, beginning with the quarter ending September 30, 2015, that each of the following tests is met:

•

distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded $1.575 (150.0% of the annualized minimum quarterly distribution) for the four-quarter period immediately preceding that date;

•

the “adjusted operating surplus” (as defined below) generated during the four-quarter period immediately preceding that date equaled or exceeded the sum of (1) $1.575 (150.0% of the annualized minimum quarterly distribution) on all of the outstanding common units and subordinated units during those periods on a fully diluted basis, and (2) the corresponding distribution on the incentive distribution rights; and

•	there are no outstanding arrearages in payment of the minimum quarterly distributions on the common units.

Definition of Adjusted Operating Surplus

Adjusted operating surplus for any period generally means:

•

operating surplus generated with respect to that period (excluding any amounts attributable to the item described in the first bullet point under “—Operating Surplus and Capital Surplus—Definition of Operating Surplus” above); less

•

the amount of any net increase in working capital borrowings (including our proportionate share of any changes in working capital borrowings of any subsidiaries we do not wholly own) with respect to that period; less

•

the amount of any net reduction in cash reserves for operating expenditures (including our proportionate share of cash reserves of any subsidiaries we do not wholly own) over that period not relating to an operating expenditure made during that period; plus

•

the amount of any net decrease in working capital borrowings (including our proportionate share of any changes in working capital borrowings of any subsidiaries we do not wholly own) with respect to that period; plus

•

the amount of any net increase in cash reserves for operating expenditures (including our proportionate share of cash reserves of any subsidiaries we do not wholly own) over that period required by any debt instrument for the repayment of principal, interest or premium; plus

•

the amount of any net decrease made in subsequent periods to cash reserves for operating expenditures initially established with respect to such period to the extent such decrease results in a reduction in adjusted operating surplus in subsequent periods.

Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods.

Distributions of Available Cash From Operating Surplus During the Subordination Period

We will make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

•

first, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

•

second, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•

third, 98.0% to the subordinated unitholders, pro rata, and 2.0% to our general partner, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—General Partner Interest” and “—Incentive Distribution Rights” below.

The preceding paragraph is based on the assumption that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

Distributions of Available Cash From Operating Surplus After the Subordination Period

We will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—General Partner Interest” and “—Incentive Distribution Rights” below.

The preceding paragraph is based on the assumption that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

General Partner Interest

Our partnership agreement provides that our general partner initially will be entitled to 2.0% of all distributions that we make prior to our liquidation. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its 2.0% general partner interest if we issue additional units. Our general partner’s 2.0% interest, and the percentage of our cash distributions to which it is entitled, will be proportionately reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us in order to maintain its 2.0% general partner interest. Our general partner will be entitled to make a capital contribution in order to maintain its 2.0% general partner interest in the form of the contribution to us of common units based on the current market value of the contributed common units.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner will hold the incentive distribution rights following completion of this offering. The incentive distribution rights may be transferred separately from any other interests without a vote of our unitholders. Any transfer by our general partner of the incentive distribution rights would not change the percentage allocations of quarterly distributions with respect to such rights.

If for any quarter:

•	we have distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and our general partner in the following manner:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until each unitholder receives a total of $0.301875 per unit for that quarter (the “first target distribution”);

•

second, 85.0% to all unitholders, pro rata, 2.0% to our general partner and 13.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $0.328125 per unit for that quarter (the “second target distribution”);

•

third, 75.0% to all unitholders, pro rata, 2.0% to our general partner and 23.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $0.393750 per unit for that quarter (the “third target distribution”); and

•	thereafter, 50.0% to all unitholders, pro rata, 2.0% to our general partner and 48.0% to the holders of the incentive distribution rights, pro rata.

The percentage interests set forth above assume that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

Effect of Removal of Our General Partner on the Subordination Period

If the unitholders remove our general partner other than for cause and units held by our general partner and its affiliates are not voted in favor of such removal:

•

the subordination period will end and each subordinated unit will immediately convert into one common unit and will then participate pro rata with the other common units in distributions of available cash;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner interest into common units or to receive cash in exchange for that interest.

Percentage Allocations of Available Cash From Operating Surplus

The following table illustrates the percentage allocations of the additional available cash from operating surplus among the unitholders, our general partner and the holders of the incentive distribution rights up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the unitholders, our general partner and the holders of the incentive distribution rights in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount”, until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders, our general partner and the holders of the incentive distribution rights for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner include its 2.0% general partner interest only and assume that our general partner has contributed any capital necessary to maintain its 2.0% general partner interest.

	Total Quarterly Distribution Target Amount	Marginal Percentage Interest in Distributions		Holders of IDRs
		Unitholders	General Partner
Minimum Quarterly Distribution	$0.2625	98.0%	2.0%	0%
First Target Distribution	up to $0.301875	98.0%	2.0%	0%
Second Target Distribution	above $0.301875 up to $0.328125	85.0%	2.0%	13.0%
Third Target Distribution	above $0.328125 up to $0.393750	75.0%	2.0%	23.0%
Thereafter	above $0.393750	50.0%	2.0%	48.0%

Our General Partner’s Right to Reset Incentive Distribution Levels

Our general partner, as the initial holder of our incentive distribution rights, has the right under our partnership agreement to elect to relinquish the right of the holders of our incentive distribution rights to receive incentive distribution payments based on the initial cash target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and cash target distribution levels upon which the incentive distribution payments to our general partner would be set. Our general partner’s right to reset the minimum quarterly distribution amount and the cash target distribution levels upon which the incentive distributions payable to our general partner are based may be exercised, without approval of our unitholders or the conflicts committee of our general partner’s board of directors, at any time when there are no subordinated units outstanding and we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distribution for each of the prior four consecutive fiscal quarters. If at the time of any election to reset the minimum quarterly distribution amount and the cash target distribution levels our general partner and its affiliates are not the holders of a majority of the incentive distribution rights, then any such election to reset shall be subject to the prior written concurrence of our general partner that the conditions described in the immediately preceding sentence have been satisfied. The reset minimum quarterly distribution amount and cash target distribution levels will be higher than the minimum quarterly distribution amount and the cash target distribution levels prior to the reset such that there will be no incentive distributions paid under the reset cash target distribution levels until cash distributions per unit following this event increase as described below. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to our general partner.

In connection with the resetting of the minimum quarterly distribution amount and the cash target distribution levels and the corresponding relinquishment by our general partner of incentive distribution payments based on the cash target distribution levels prior to the reset, our general partner will be entitled to receive a number of newly issued common units based on a predetermined formula described below that takes into account the “cash parity” value of the average cash distributions related to the incentive distribution rights received by our general partner for the two quarters prior to the reset event as compared to the average cash distributions per common unit during this period. We will also issue an additional amount of general partner units in order to maintain the general partner’s ownership interest in us relative to the issuance of the additional common units.

The number of common units that our general partner would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the cash target distribution levels then in effect would be equal to (x) the average amount of cash distributions received by our general partner in respect of its incentive distribution rights during the two consecutive fiscal quarters ended immediately prior to the date of such reset election divided by (y) the average of the amount of cash distributed per common unit during each of these two quarters. The issuance of the additional common units will be conditioned upon approval of the listing or admission for trading of such common units by the national securities exchange on which the common units are then listed or admitted for trading.

Following a reset election, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”) and the cash target distribution levels will be reset to be correspondingly higher such that we would distribute all of our available cash from operating surplus for each quarter thereafter as follows:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until each unitholder receives an amount equal to 115.0% of the reset minimum quarterly distribution for that quarter;

•

second, 85.0% to all unitholders, pro rata, 2.0% to our general partner and 13.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives an amount per unit equal to 125.0% of the reset minimum quarterly distribution for that quarter;

•

third, 75.0% to all unitholders, pro rata, 2.0% to our general partner and 23.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives an amount per unit equal to 150.0% of the reset minimum quarterly distribution for that quarter; and

•	thereafter, 50.0% to all unitholders, pro rata, 2.0% to our general partner and 48.0% to the holders of the incentive distribution rights, pro rata.

The following table illustrates the percentage allocation of available cash from operating surplus between the unitholders, our general partner and the holders of the incentive distribution rights at various levels of cash distribution levels pursuant to the cash distribution provision of our partnership agreement in effect at the closing of this offering as well as following a hypothetical reset of the minimum quarterly distribution and cash target distribution levels based on the assumption that the average quarterly cash distribution amount per common unit during the two fiscal quarters immediately preceding the reset election was $0.525.

	Quarterly Distribution per Unit Prior to Reset	Marginal Percentage Interest in Distribution		Holders of IDRs	Quarterly Distribution per Unit following Hypothetical Reset
		Unitholders	General Partner
Minimum Quarterly Distribution	$0.2625	98.0%	2.0%	0%	$0.525
First Target Distribution	up to $0.301875	98.0%	2.0%	0%	up to $0.60375(1)
Second Target Distribution	above $0.301875 up to $0.328125	85.0%	2.0%	13.0%	above $0.60375 up to $0.65625(2)
Third Target Distribution	above $0.328125 up to $0.393750	75.0%	2.0%	23.0%	above $0.65625 up to $0.7875(3)
Thereafter	above $0.393750	50.0%	2.0%	48.0%	above $0.7875

(1)	This amount is 115.0% of the hypothetical reset minimum quarterly distribution.
(2)	This amount is 125.0% of the hypothetical reset minimum quarterly distribution.
(3)	This amount is 150.0% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders, the general partner and the holders of the incentive distribution rights based on an average of the amounts distributed per quarter for the two quarters immediately prior to the reset. The table assumes that there are 40,250,000 common units and 821,429 general partner units outstanding, representing a 2.0% general partner interest, and that the average distribution to each common unit is $0.525 for the two quarters prior to the reset. The assumed number of outstanding units assumes the conversion of all subordinated units into common units and no additional unit issuances.

	Quarterly Distribution per Unit Prior to Reset	Common Unitholders Cash Distributions Prior to Reset	General Partner and IDR Holders Cash Distribution Prior to Reset				Total Distributions
			Additional Common Units	2.0% General Partner Interest	IDRs	Total
Minimum Quarterly Distribution	$0.2625	$10.6	$0	$0.2	$—	$0.2	$10.8
First Target Distribution	$0.301875	1.6	0	0.0	—	0.0	1.6
Second Target Distribution	$0.328125	1.1	0	0.0	0.2	0.2	1.2
Third Target Distribution	$0.39375	2.6	0	0.1	0.8	0.9	3.5
Thereafter	$0.39375	5.3	0	0.3	5.0	5.3	10.6

		$21.1	$0	$0.6	$6.0	$6.6	$27.7

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders, the general partner and the holders of the incentive distribution rights with respect to the quarter in which the reset occurs. The table reflects that as a result of the reset there are 51,760,755 common units and 1,056,342 general partner units outstanding, and that the average distribution to each common unit is $0.525. The number of additional common units was calculated by dividing (x) $6,043,146 as the average of the amounts received by VTTI in respect of its incentive distribution rights for the two quarters prior to the reset as shown in the table above by (y) the $0.525 of available cash from operating surplus distributed to each common unit as the average distributed per common unit for the two quarters prior to the reset.

	Quarterly Distribution per Unit After Reset	Common Unitholders Cash Distributions After Reset	General Partner and IDR Holders Cash Distributions After Reset				Total Distributions
			Additional Common Units	2.0% General Partner Interest	IDRs	Total
Minimum Quarterly Distribution	$0.5250	$21.1	$6.0	$0.6	$—	$6.6	$27.7
First Target Distribution	$0.60375	—	—	—	—	—	—
Second Target Distribution	$0.65625	—	—	—	—	—	—
Third Target Distribution	$0.78750	—	—	—	—	—	—
Thereafter	$0.78750	—	—	—	—	—	—

		$21.1	$6.0	$0.6	$—	$6.6	$27.7

Assuming that it continues to hold a majority of our incentive distribution rights, VTTI will be entitled to cause the minimum quarterly distribution amount and the cash target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when the holders of the incentive distribution rights have received incentive distributions for the prior four consecutive fiscal quarters based on the highest level of incentive distributions that the holders of incentive distribution rights are entitled to receive under our partnership agreement.

Distributions From Capital Surplus

How Distributions From Capital Surplus Will Be Made

We will make distributions of available cash from capital surplus, if any, in the following manner:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until the minimum quarterly distribution is reduced to zero, as described below;

•

second, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each common unit an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

•	thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

The preceding paragraph is based on the assumption that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

Effect of a Distribution from Capital Surplus

The partnership agreement treats a distribution of capital surplus as the repayment of the consideration for the issuance of the units, which is a return of capital. Each time a distribution of capital surplus is made, the minimum quarterly distribution and the cash target distribution levels will be reduced in the same proportion as the distribution had to the fair market value of the common units prior to the announcement of the distribution. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for our general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the minimum quarterly distribution is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we reduce the minimum quarterly distribution and the cash target distribution levels to zero, we will then make all future distributions 50.0% to the holders of units, 2.0% to our general partner and 48.0% to the holders of the incentive distribution rights (initially, our general partner). The 2.0% interests shown for our general partner assumes that our general partner maintains its 2.0% general partner interest.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and cash target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, we will proportionately adjust:

•	the minimum quarterly distribution;

•	the cash target distribution levels; and

•	the initial unit price.

For example, if a two-for-one split of the common and subordinated units should occur, the minimum quarterly distribution, the cash target distribution levels and the initial unit price would each be reduced to 50.0% of its initial level. If we combine our common units into a lesser number of units or subdivide our common units into a greater number of units, we will combine our subordinated units or subdivide our subordinated units, using the same ratio applied to the common units. We will not make any adjustment by reason of the issuance of additional units for cash or property.

Distributions of Cash Upon Liquidation

If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will apply the proceeds of liquidation in the manner set forth below.

If, as of the date three trading days prior to the announcement of the proposed liquidation, the average closing price for our common units for the preceding 20 trading days (or the current market price) is greater than the sum of:

•	any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period; plus

•	the initial unit price (less any prior capital surplus distributions and any prior cash distributions made in connection with a partial liquidation);

then the proceeds of the liquidation will be applied as follows:

•	first, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit an amount equal to the current market price of our common units;

•

second, 98.0% to the subordinated unitholders, pro rata, and 2.0% to our general partner, until we distribute for each subordinated unit an amount equal to the current market price of our common units; and

•	thereafter, 50.0% to all unitholders, pro rata, 48.0% to holders of incentive distribution rights and 2.0% to our general partner.

If, as of the date three trading days prior to the announcement of the proposed liquidation, the current market price of our common units is equal to or less than the sum of:

•	any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period; plus

•	the initial unit price (less any prior capital surplus distributions and any prior cash distributions made in connection with a partial liquidation);

then the proceeds of the liquidation will be applied as follows:

•

first, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit an amount equal to the initial unit price (less any prior capital surplus distributions and any prior cash distributions made in connection with a partial liquidation);

•

second, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•

third, 98.0% to the subordinated unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding subordinated unit an amount equal to the initial unit price (less any prior capital surplus distributions and any prior cash distributions made in connection with a partial liquidation); and

•	thereafter, 50.0% to all unitholders, pro rata, 48.0% to holders of incentive distribution rights and 2.0% to our general partner.

The immediately preceding paragraph is based on the assumption that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

SELECTED HISTORICAL FINANCIAL

AND OPERATING DATA

We were formed in April 2014 and do not have historical financial statements. Therefore, in this prospectus we present the historical financial and operating data of VTTI Energy Partners LP Predecessor, consisting of the combined financial statements of the Holding Companies and the Operating Companies. We refer to our predecessor for accounting purposes as our “Predecessor”.

Upon completion of the formation transactions described under “Prospectus Summary—Formation Transactions”, the Holding Companies and the Operating Companies will become subsidiaries of VTTI Operating and we will own 36.0% of the profit shares and 51% of the voting shares of VTTI Operating. Since we will control VTTI Operating’s assets and operations through our majority voting interest, our future consolidated financial statements will include VTTI Operating, the Holding Companies and the Operating Companies as consolidated subsidiaries, and the selling unitholder’s 64.0% interest will be reflected as a non-controlling interest.

The selected historical financial data of our Predecessor as of and for the years ended December 31, 2012 and 2013 and the three months ended March 31, 2013 and 2014 has been derived from the audited historical combined carve-out financial statements of our Predecessor and the unaudited condensed combined interim financial statements of our Predecessor, respectively, prepared in accordance with U.S. GAAP, which are included elsewhere in this prospectus.

The following financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, the historical combined carve-out financial statements of VTTI Energy Partners LP Predecessor and the notes thereto included elsewhere in this prospectus.

Our results of operations, cash flows and financial conditions could differ from those that would have resulted if we operated autonomously or as an entity independent of VTTI in the periods for which historical financial data is presented below, and such data may not be indicative of our future operating results or financial performance.

	VTTI Energy Partners LP Predecessor
	December 31, 2012	December 31, 2013	Three Months Ended March 31, 2013	Three Months Ended March 31, 2014
			(Unaudited)	(Unaudited)
	(in US$ millions, except operating data)
Statement of Operations Data:
Revenues	$257.6	$299.2	$71.0	$73.5
Operating costs and expenses:
Operating costs	80.9	88.9	21.7	23.6
Depreciation and amortization	55.5	67.4	16.5	17.5
Selling, general and administrative	20.7	22.9	5.4	6.0
Other operating expenses	0.6	0.9	—	—

Total operating expenses	157.7	180.1	43.6	47.1

Total operating income	99.9	119.1	27.4	26.4

Other income (expense)
Interest expense, including affiliates	(18.9)	(30.0)	(7.4)	(7.5)
Other expenses	(0.7)	(1.4)	(0.4)	(0.3)

Total other expense, net	(19.6)	(31.4)	(7.8)	(7.8)

Income before income tax expense	80.3	87.7	19.6	18.6
Income tax expense	(14.2)	(17.7)	(3.6)	—

Net income	66.1	$70.0	$16.0	$18.6

Non-controlling interest	(5.2)	(5.5)	(1.3)	(1.1)

Net income attributable to parents’ equity	$60.9	$64.5	$14.7	$17.5

Statement of Cash Flow Data:
Net cash provided by operating activities	$121.1	$149.9	$30.6	$27.7
Net cash used in investing activities	(146.1)	(84.7)	(19.0)	(11.9)
Net cash provided by financing activities	54.5	(51.0)	3.5	(13.4)
Other Financial Data:
Adjusted EBITDA(1)	$155.4	$186.5	$43.9	$43.9

Balance Sheet Data (at period end):
Cash and cash equivalents	$38.7	$54.5		$56.8
Total assets	1,584.4	1,658.5		1,660.0
Total liabilities	880.8	1,012.8		1,007.2
Total owner’s equity	703.6	645.7		652.8
Operating Data:
Gross storage capacity, end of period (MMBbls)	35.3	35.5		35.5

(1)	We define Adjusted EBITDA as net income (loss) before interest expense, income tax expense, depreciation and amortization expense, as further adjusted to reflect certain other non-cash and non-recurring items.

Adjusted EBITDA is a non-GAAP supplemental financial measure that management and external users of our combined financial statements, such as industry analysts, investors, lenders and rating agencies, may use to assess our operating performance as compared to other publicly traded partnerships in the midstream energy industry, without regard to historical cost basis or financing methods, and the viability of acquisitions and other capital expenditure projects and the returns on investment in various opportunities.

We believe that the presentation of Adjusted EBITDA in this prospectus provides useful information to management in assessing our financial condition and results of operations. The U.S. GAAP measure most directly comparable to Adjusted EBITDA is net income. Our non-GAAP financial measure of Adjusted EBITDA should not be considered as an alternative to U.S. GAAP net income. Adjusted EBITDA has important limitations as an analytical tool because it excludes some but not all items that affect net income. You should not consider Adjusted EBITDA in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Because Adjusted EBITDA may be defined differently by other companies in our industry, our definitions of Adjusted EBITDA may not be comparable to similarly titled measures of other companies, thereby diminishing its utility. The following table reconciles Adjusted EBITDA to net income for each of the periods indicated.

	Year Ended December 31, 2012	Year Ended December 31, 2013	Three Months Ended March 31, 2013	Three Months Ended March 31, 2014
			(unaudited)	(unaudited)
	(in US$ millions)
Net income	$66.1	$70.0	$16.0	$18.6
Interest expense, including affiliates	18.9	30.0	7.4	7.5
Other items(a)	0.7	1.4	0.4	0.3
Depreciation and amortization	55.5	67.4	16.5	17.5
Income tax expense	14.2	17.7	3.6	—

Adjusted EBITDA	$155.4	$186.5	$43.9	$43.9

(a)	Other items consist of non-cash items in operating expenses and anticipated timing differences between the recognition and receipt of revenues.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

The historical financial statements included in this prospectus reflect the assets, liabilities and operations of VTTI Energy Partners LP Predecessor, consisting of the combined financial statements of the Holding Companies and the Operating Companies. We refer to our predecessor for accounting purposes as our “Predecessor”.

Upon completion of the formation transactions described under “Prospectus Summary—Formation Transactions”, the Holding Companies and the Operating Companies will become subsidiaries of VTTI Operating and we will own 36.0% of the profit shares and 51% of the voting shares of VTTI Operating. Since we will control VTTI Operating’s assets and operations through our majority voting interest, our future consolidated financial statements will include VTTI Operating, the Holding Companies and the Operating Companies as consolidated subsidiaries, and the selling unitholder’s 64.0% interest will be reflected as a non-controlling interest.

The following discussion analyzes the results of operations and financial condition of the Predecessor. You should read this discussion in conjunction with the historical and pro forma financial statements and accompanying notes included in this prospectus. All references in this section to “we”, “our”, “us” or similar terms refer to VTTI Energy Partners LP (including VTTI Operating, the Holding Companies and the Operating Companies) when used in the present or future tense and refer to our Predecessor when used in historical context.

This discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section entitled “Risk Factors” included elsewhere in this prospectus.

Overview

We are a fee-based, growth-oriented limited partnership formed in April 2014 by VTTI, one of the world’s largest independent energy terminaling businesses, to own, operate, develop and acquire refined petroleum product and crude oil terminaling and related energy infrastructure assets on a global scale. Our initial assets consist of a 36.0% interest in VTTI Operating, which owns a portfolio of 6 terminals with 396 tanks and 35.5 million barrels of refined petroleum product and crude oil storage capacity located in Europe, the Middle East, Asia, and North America. Our network of terminal facilities represents one of the largest independent portfolios of refined petroleum product and crude oil terminaling assets in the world when measured by total storage capacity. Since inception in 2006, our parent VTTI has increased its operating storage capacity by 47.6 million barrels through a balance of organic development projects, greenfield construction and third party acquisitions. Capitalizing on our relationship with VTTI and its owners, Vitol and MISC, we intend to continue our growth through acquisitions from VTTI or third parties, organic development opportunities, greenfield construction and optimization of our existing assets, and we have a management team dedicated to executing this growth strategy.

Our primary business objective is to generate stable and predictable cash flows that will enable us to pay quarterly cash distributions to our unitholders and to increase those distributions over time. We generate substantially all of our revenue from long-term, fee-based, take-or-pay contracts for the terminal storage and throughput of refined petroleum products and crude oil. Our contracts have a weighted average remaining tenor of more than four years as of June 30, 2014, including the guarantee period described below under “Business—Our Assets—Our Initial Assets”. The counterparties to our terminal contracts are primarily major energy industry participants with strong credit profiles. We do not have direct commodity price exposure because we do not own the underlying commodities being stored at our terminals and do not engage in the trading of any commodities.

How We Generate Revenues

We operate in a single segment consisting of fee-based terminaling services. We generate 100% of our revenue through the provision of these services to our customers under long-term agreements. The types of fees we charge are (1) storage and throughput fees and (2) excess throughput and ancillary fees. For the years ended December 31, 2012 and 2013 and the three months ended March 31, 2013 and 2014, we generated approximately 90%, 88%, 93% and 93%, respectively, of our revenue from storage and throughput fees. Our customers are required to pay these storage and throughput fees to us regardless of the actual storage capacity they use or the volume of products that we receive. The remainder of our revenues, consisting of 10%, 12%, 7% and 7% for the years ended December 31, 2012 and 2013 and the three months ended March 31, 2013 and 2014, respectively, were generated from excess throughput and ancillary fees for services such as mixing, blending, heating and transferring products between our tanks or to rail or truck.

The substantial majority of our customers require access to large, strategically located storage capacity in close proximity to demand markets, export markets, transportation infrastructure and/or refineries. Our combination of geographic location, efficient and well-maintained storage assets and access to multiple modes of transportation gives us the flexibility to meet the evolving demands of our existing customers, as well as the demands of prospective customers seeking terminaling services throughout our areas of operation.

As of March 31, 2014, substantially all of our available storage capacity was under contract. We have long-standing relationships with our customers and have a successful track record of renewing customer contracts upon expiration. While we believe that each of our terminals will be contracted for the foreseeable future at a rate not less than the respective rate in effect as of the date of this prospectus, we will enter into an omnibus agreement with VTTI in connection with this offering under which VTTI will guarantee the rates of certain capacity currently contracted by Vitol for a specified period of time after the Vitol terminaling services agreements expire. This will result in an overall weighted average contract tenor as of June 30, 2014, of more than four years. Although we will make every effort to renew existing contracts or seek new customers upon the expiration of existing terminaling services agreements, if we are unable to do so, we believe that this guarantee arrangement will provide us with stable and predictable cash flows for an extended period of time. For more on this guarantee arrangement, see “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement—Guarantees”.

Factors That Impact Our Business

The revenues generated by our business are generally driven by storage capacity and throughput volumes that we have under contract, the commercial utilization of our terminal facilities in relation to their capacity and the prices we receive for our services, which in turn are driven by the demand for the products being shipped through or stored in our facilities. Though all of our terminal service agreements require a customer to pay for tank capacity regardless of use, our revenues can be affected by (1) the length of the underlying service contracts, pricing changes and shifts in the products handled when the underlying storage capacity is recontracted, (2) fluctuations in product volumes to the extent revenues under the contracts are a function of the amount of product stored or transported, and (3) changes in the demand for ancillary services such as mixing, blending, heating and transferring products between our tanks or to rail or truck.

We believe key factors that influence our business are (1) the long-term demand for and supply of refined petroleum products and crude oil, (2) the demand for terminaling services, (3) the needs of our customers together with the competitiveness of our service offerings with respect to terminal location, flexibility of infrastructure, quality of service, price and safety and (4) our ability and the ability of our competitors to capitalize on changing market dynamics and opportunities for acquisitions, organic development, greenfield construction and optimization of existing assets.

Supply and Demand for Refined Petroleum Products and Crude Oil

Our results of operations are dependent upon the volumes of refined petroleum products and crude oil we have contracted to handle and store and, to a lesser extent, on the actual volumes of refined petroleum products and crude oil we handle and store for our customers. An important factor in such contracting is the amount of production and demand for refined petroleum products and crude oil. The production of and demand for refined petroleum products and crude oil are driven by many factors, including the price for crude oil and general economic conditions. To the extent practicable and economically feasible, we generally attempt to mitigate the risk of reduced volumes and pricing by negotiating contracts with minimum payments based on available capacity and with multi-year terms. However, an increase or decrease in the demand for refined petroleum products and crude oil in the areas served by our terminals will have a corresponding effect on (1) the volumes we contract to terminal and store if we are not able to extend or replace our existing customer contracts and (2) the volumes we actually terminal and store.

Demand for Terminaling Services

Because we do not take ownership of the refined petroleum products or crude oil that we store or handle on behalf of our customers and do not engage in the trading of any commodities, we do not have any direct commodity exposure. However, certain commodity pricing dynamics have an effect on demand for our terminaling services.

If the prices of refined products and crude oil become relatively stable, the market remains in a prolonged backwardated (future prices lower than current prices) or contango (future prices higher than current prices) state, changes in product specifications occur or if governmental regulations are passed that alter our customers’ need to store those commodities, demand for our terminaling services could change. We seek to mitigate the impact of near-term commodity market price dynamics by generally entering into long-term agreements with our customers that have significant terminaling services fee components.

Customers and Competition

We provide terminaling services for a number of major energy industry participants, including marketing companies, major integrated oil companies, national oil companies, distributors and chemical and petrochemical companies. In general, the mix of services we provide to our customers varies depending on market conditions, expectations for future market conditions and the overall competitiveness of our service offerings.

The terminaling markets in which we operate are very competitive, and we compete with other terminal operators on the basis of terminal location, flexibility of infrastructure, quality of service, price and safety. The competitiveness of our service offerings could be significantly impacted by the entry of new competitors into the markets in which we operate. We believe, however, that significant barriers to entry exist, including significant costs and execution risk, a lengthy permitting and development cycle, financing challenges, shortage of personnel with the requisite expertise, a finite number of sites with connectivity suitable for development and the costs of industry regulations and development of internal controls to ensure compliance therewith.

We continuously monitor the competitive environment, the evolving needs of our customers, current and forecasted market conditions and the competitiveness of our service offerings in order to maintain the proper balance between optimizing near-term earnings and cash flow and positioning the business for sustainable long-term growth. Because of our significant investments in maintaining high quality assets and because terminaling is our core business, we believe that we can be more flexible and responsive to the needs of our customers than many of our competitors.

Third Party Acquisitions, Organic Development Opportunities, Greenfield Construction and Optimization of Existing Assets

Regional refined petroleum products and crude oil supply and demand dynamics shift over time, which can lead to significant changes in demand for terminaling services. At such times, we believe that terminaling companies that have positioned themselves for third party acquisitions, organic development opportunities, greenfield construction and the optimization of existing assets will be at a competitive advantage in capitalizing on the shifting market dynamics.

At the closing of this offering, VTTI will agree to offer us the right to acquire its existing and future energy infrastructure assets before offering to sell any such assets to any third party. We plan to pursue accretive acquisitions of these assets. We also will seek to identify and acquire third party assets both independently and jointly with VTTI or third parties. Where feasible, we have designed the infrastructure at our terminals to facilitate future expansion, which we expect to both reduce our overall capital and operating costs per additional barrel of storage capacity and shorten the duration and enhance the predictability of development timelines. Our terminals have available land that should allow us to increase our storage capacity if warranted by market conditions. We also will pursue development of new terminals independently of, or in partnership with, VTTI in order to meet increasing demand for our services. We will further strive to maximize the utilization of our terminals by providing access to multiple modes of transportation, advanced blending and loading technology and high capacity throughput and storage equipment such as tanks, pumps and berths in order to provide our customers with maximum flexibility and optionality. Accordingly, we believe that we are well positioned to grow organically in response to changing market conditions.

Factors Impacting the Comparability of Our Financial Results

You should consider the following facts when evaluating our historical results of operations and assessing our future prospects:

•

We consolidate VTTI Operating’s financial results.    Upon completion of this offering, we will own 36.0% of the profit shares and 51% of the voting shares of VTTI Operating. Since we will control VTTI Operating’s assets and operations through our majority voting interest, our pro forma financial statements consolidate, and our financial statements after the closing of this offering will consolidate, all of VTTI Operating’s financial results with ours in accordance with U.S. GAAP. Consequently, our future consolidated financial statements will include VTTI Operating as a consolidated subsidiary, and the selling unitholder’s 64.0% interest will be reflected as a non-controlling interest.

•

The assets of VTTI Operating will change over time.    Our combined carve-out financial statements reflect changes in the size and composition of VTTI Operating’s terminals. We expect VTTI Operating’s terminaling assets to continue to change over time.

•	Our ownership interest in VTTI Operating may change. Pursuant to the omnibus agreement with VTTI, we will have the right of first offer to purchase VTTI’s remaining interest in VTTI Operating.

•

Our historical results of operations are affected by fluctuations in currency exchange rates.    A portion of our revenue is received in currencies other than the U.S. dollar. The revenues we receive from our operations in The Netherlands and in Belgium are denominated in Euros. See Note 18 to our combined consolidated carve-out financial statements for further information.

•

We will incur additional general and administrative expenses as a result of being a publicly traded limited partnership.    We expect we will incur approximately $3.0 million annually in general and administrative expenses related to being a publicly traded limited partnership that we have not previously incurred, including costs associated with annual reports to unitholders, tax return preparation, investor relations, audit fees, legal fees, incremental director and officer liability insurance costs and directors’ compensation.

•

We may enter into different financing agreements.    Our Credit Facilities that we expect to enter into at or prior to the closing of this offering may not be representative of the financing agreements that will be in place in the future.

Overview of Our Results of Operations

Our management uses a variety of financial measurements to analyze our performance, including the following key measures:

•	revenues derived from (1) storage and throughput fees and (2) excess throughput and ancillary fees;

•	our operating and selling, general and administrative expenses; and

•	our Adjusted EBITDA.

In our period to period comparisons of our revenues and expenses set forth below, we analyze the following revenue and expense components:

Revenues

We characterize our revenues into two different types, as follows:

•

Storage and Throughput Fees.    Our customers pay us fixed monthly fees for storage and associated liquid throughput handling, even if the actual capacity they use or the amount of product that we receive is less than the amount reserved. Storage and throughput fees generated approximately 88% and 93% of our revenues for the year ended December 31, 2013 and the three months ended March 31, 2014, respectively.

•

Excess Throughput and Ancillary Fees.    Our customers pay excess throughput fees if the actual product handled is more than the amount agreed in the contract and pay us additional fees for ancillary services such as mixing, blending, heating and transferring products between our tanks or to rail or truck. For the year ended December 31, 2013 and the three months ended March 31, 2014, we generated approximately 12% and 7% of our revenues, respectively, from excess throughput and ancillary service fees.

Operating Costs

Our operating expenses are comprised primarily of labor expenses, utility costs, repairs and maintenance expenses, leases and other costs. These expenses generally remain relatively stable across broad ranges of activity levels at our terminal facilities, but can fluctuate from period to period depending on the mix of activities performed during that period and the timing of these expenses. We seek to manage our maintenance expenses by scheduling maintenance over time to avoid significant variability in our maintenance expenses and minimize their impact on our cash flow.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include costs not directly attributable to the operations of our facilities and include costs associated with annual reports to unitholders, tax return preparation, investor relations, audit fees, legal fees, incremental director and officer liability insurance costs and directors’ compensation. We expect to incur additional personnel and related costs and incremental external general and administrative expenses of approximately $3.0 million annually as a result of being a publicly traded partnership. These additional costs and expenses are not reflected in our historical financial statements.

Adjusted EBITDA

We define Adjusted EBITDA as net income (loss) before interest expense, income tax expense, depreciation and amortization expense, as further adjusted to reflect certain other non-cash and non-recurring items.

Adjusted EBITDA is a non-GAAP supplemental financial measure that management and external users of our combined financial statements, such as industry analysts, investors, lenders and rating agencies, may use to assess our operating performance as compared to other publicly traded partnerships in the midstream energy industry, without regard to historical cost basis or financing methods, and the viability of acquisitions and other capital expenditure projects and the returns on investment in various opportunities.

We believe that the presentation of Adjusted EBITDA in this prospectus provides useful information to management in assessing our financial condition and results of operations. The U.S. GAAP measure most directly comparable to Adjusted EBITDA is net income. Our non-GAAP financial measure of Adjusted EBITDA should not be considered as an alternative to U.S. GAAP net income. Adjusted EBITDA has important limitations as an analytical tool because it excludes some but not all items that affect net income. You should not consider Adjusted EBITDA in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Because Adjusted EBITDA may be defined differently by other companies in our industry, our definitions of Adjusted EBITDA may not be comparable to similarly titled measures of other companies, thereby diminishing its utility. For a reconciliation of this measure to its most directly comparable financial measures calculated and presented in accordance with U.S. GAAP, see “Selected Historical Financial and Operating Data”.

Results of Operations

Three Months Ended March 31, 2014 Compared to Three Months Ended March 31, 2013

The following table and discussion is a summary of the results of operations of our Predecessor for the three months ended March 31, 2013 and 2014.

	Three Months Ended March 31,
	2013	2014
	(unaudited)
	(in US$ millions)
Revenues:
Storage and throughput fees	$66.0	$68.0
Excess throughput and ancillary fees	5.0	5.5

Total revenues	71.0	73.5
Operating costs and expenses:
Operating costs	21.7	23.6
Depreciation and amortization	16.5	17.5
Selling, general and administrative	5.4	6.0
Other operating expenses	—	—

Total operating expenses	43.6	47.1

Total operating income	27.4	26.4

Other income (expense):
Interest expense, including affiliates	(7.4)	(7.5)
Other expenses	(0.4)	(0.3)

Total other expense, net	(7.8)	(7.8)

Income before income tax expense	19.6	18.6
Income tax expense	(3.6)	—

Net Income	$16.0	$18.6

Revenues.    Revenues for the three months ended March 31, 2014, increased by $2.5 million, or 3.5%, compared to the three months ended March 31, 2013. This increase was primarily attributable to organic growth and annual escalation of storage rates.

Operating Costs and Expenses.    Operating costs for the three months ended March 31, 2014 increased by $3.5 million, or 8.0%, compared to the three months ended March 31, 2013. This increase was primarily attributable to the timing of a maintenance program at our Amsterdam and other terminals, as well as annual indexation and market adjustments of salaries. This increase was partially offset by lower natural gas consumption resulting from the optimization of the vapor combustion unit at our Rotterdam terminal and lower lease costs.

	Operating Costs Three Months Ended March 31,
	2013	2014
	(unaudited)
	(in US$ millions)
Operating Costs:
Labor	$9.0	$9.6
Utilities	2.9	2.3
Repairs and maintenance	3.2	4.7
Leases	3.8	3.4
Other costs	2.8	3.6

Total operating costs	$21.7	$23.6

Depreciation and Amortization Expenses.    Depreciation and amortization expense for the three months ended March 31, 2014 increased by $1.0 million, or 6.1%, compared to the three months ended March 31, 2013. This increase was primarily attributable to incremental depreciation related to maintenance and expansion capital expenditures at our Antwerp and Amsterdam terminals.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses for the three months ended March 31, 2014, increased by $0.6 million, or 11.1%, compared to the three months ended March 31, 2013. This increase was primarily attributable to increased costs of information technology and corporate networking to the terminals, market adjustments of salaries and other costs.

Income Tax Expense.    Income taxes for the three months ended March 31, 2014 decreased by $3.6 million compared to the three months ended March 31, 2013. This decrease was primarily attributable to the release of a valuation allowance related to an agreement with the Dutch Tax authority.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

The following table and discussion is a summary of the results of operations of our Predecessor for the years ended December 31, 2012 and 2013.

	Year Ended December 31,
	2012	2013
	(in US$ millions)
Revenues:
Storage and throughput fees	$232.1	$263.6
Excess throughput and ancillary fees	25.5	35.6

Total revenues	257.6	299.2
Operating costs and expenses:
Operating costs	80.9	88.9
Depreciation and amortization	55.5	67.4
Selling, general and administrative	20.7	22.9
Other operating expenses	0.6	0.9

Total operating expenses	157.7	180.1

Total operating income	99.9	119.1

Other income (expense):
Interest expense, including affiliates	(18.9)	(30.0)
Other expenses	(0.7)	(1.4)

Total other expense, net	(19.6)	(31.4)

Income before income tax expense	80.3	87.7
Income tax expense	(14.2)	(17.7)

Net Income	$66.1	$70.0

Revenues.    Revenues for the year ended December 31, 2013, increased by $41.6 million, or 16.1%, compared to the year ended December 31, 2012. This increase was primarily attributable to the first full year of operations at our Johore terminal (phase one) and to the opening of the third phase of our Rotterdam terminal, which collectively increased revenues by $26.8 million. Increase in excess throughput and associated increase in additional services across our terminals increased revenue by $10.1 million.

Operating Costs and Expenses.    Operating costs for the year ended December 31, 2013, increased by $22.4 million, or 14.2%, compared to the year ended December 31, 2012. This increase was largely attributable to the first full year of operations at our Johore terminal (phase one) and the third phase of our Rotterdam terminal.

Operating Costs.    The following table details the types and amounts of operating costs incurred during the years ended December 31, 2012 and 2013.

	Operating Costs Years Ended December 31,
	2012	2013
	(in US$ millions)
Operating Costs:
Labor	$33.6	$34.3
Utilities	8.3	10.1
Repairs and maintenance	15.1	17.3
Leases	12.6	13.4
Other costs	11.3	13.8

Total operating costs	$80.9	$88.9

Depreciation and Amortization Expenses.    Depreciation and amortization expense for the year ended December 31, 2013, increased by $11.9 million, or 21.4%, compared to the year ended December 31, 2012. This increase was primarily attributable to the first full year of operations at our Johore terminal (phase one) and the third phase of our Rotterdam terminal.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses for the year ended December 31, 2013, increased by $2.2 million, or 10.6%, compared to the year ended December 31, 2012. This increase was primarily attributable to the first full year of operations at our Johore terminal (phase one) and the third phase of our Rotterdam terminal.

Interest Expense.    Interest expense for the year ended December 31, 2013, increased by $11.1 million, or 58.7%, compared to the year ended December 31, 2012. The increase in interest expense was primarily due to project finance of our Johore terminal.

Income Tax Expense.    Income taxes for the year ended December 31, 2013, increased by $3.5 million, or 24.6%, compared to the year ended December 31, 2012. This increase was primarily attributable to higher income taxes due to the first full year of operations at our Johore terminal (phase one) and the third phase of Rotterdam and the related increase in taxable income.

Liquidity and Capital Resources

Liquidity

Our principal liquidity requirements are to finance current operations, fund capital expenditures, including acquisitions from time to time, and to service our debt. Following completion of this offering, we expect our sources of liquidity to include cash generated by our operations, borrowings under VTTI Operating’s revolving credit facility and issuances of equity and debt securities. We believe that cash generated from these sources will be sufficient to meet our short-term working capital requirements and long-term capital expenditure requirements. See “—Cash Flows—Capital Expenditures” for a further discussion of the impact on liquidity.

Following the completion of this offering, we intend to pay a minimum quarterly distribution of $0.2625 per common unit and subordinated unit per quarter, which equates to $10.8 million per quarter, or $43.1 million per year, based on the number of common and subordinated units and the general partner interest to be outstanding immediately after completion of this offering, to the extent we have sufficient cash from our operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. We do not have a legal obligation to pay this distribution. See “Our Cash Distribution Policy and Restrictions on Distributions”.

Our Credit Facilities

VTTI Operating Revolving Credit Facility

In connection with the closing of this offering, VTTI Operating has entered into a new €500.0 ($680.0) million revolving credit facility. The revolving credit facility is available to fund working capital and to finance acquisitions and other capital expenditures. The obligations of VTTI Operating under the VTTI Operating Revolving Credit Facility are secured by a first priority lien on substantially all of VTTI Operating’s assets. Borrowings under the VTTI Operating Revolving Credit Facility bear interest at a rate equal to LIBOR plus an applicable margin. LIBOR and the applicable margin are defined in the VTTI Operating Revolving Credit Facility. The unused portion of the VTTI Operating Revolving Credit Facility is subject to an annual commitment fee.

The VTTI Operating Revolving Credit Facility contains covenants and conditions that, among other things, limit our and VTTI Operating’s ability to make cash distributions, incur indebtedness, create liens, make investments and enter into a merger or sale of substantially all of its assets. We and VTTI Operating are subject to certain financial covenants, including a consolidated leverage ratio and an interest coverage ratio, and customary events of default under the VTTI Operating Revolving Credit Facility.

Johore Facility

On March 25, 2011, our subsidiary, ATT Tanjung Bin Sdn. Bhd., or ATB, as borrower, entered into a seven-year, $230 million loan agreement, the Johore Facility, with Sumitomo Mitsui Banking Corporation, as facility agent, and a syndicate of lenders, which will mature on September 3, 2019. The Johore Facility requires repayment of approximately $25 million per annum, from commencement of operations, with a final payment at maturity. Interest expenses are based on a 3-month LIBOR plus a margin of 2.00% paid on a quarterly basis and the facility does not contain a penalty for early repayment. Dividend payments are restricted to free cash flow after operating costs, taxes, interest, capital expenditures and a debt service reserve account. The facility is secured by a pledge of shares and first ranking debenture on all assets and land owned by VTTI SE Asia B.V. and ATB. The purpose of this facility was to finance the construction of the Johore terminal. See “Business—Our Terminals—Johore Terminal”. As of March 31, 2014, there was $193.2 million outstanding under the facility.

The Johore Facility contains various covenants and restrictive provisions that will limit ATB’s ability (as well as the ability of certain of its affiliates) to, among other things:

•	incur or guarantee additional debt;

•	make distributions on or redeem or repurchase units;

•	make certain investments and acquisitions;

•	sell, lease, transfer or otherwise dispose of certain of its assets;

•	abandon the Johore construction project without consent of the facility agent;

•	enter into certain types of transactions with affiliates; and

•	merge or consolidate with another company.

The Johore Facility will also require compliance with certain financial covenants as follows:

•	a debt service cover ratio of not less than 1.25 to 1.0 (or 1.10 to 1.0 after the project completion date); and

•	total commitments not exceeding 70% of the projected project costs.

In addition, the Johore Facility will contain events of default customary for transactions of this nature, including, but not limited to, (1) events of default resulting from ATB’s failure to comply with covenants and financial ratios, (2) ATB’s failure to make interest payments, (3) the institution of insolvency or similar proceedings against ATB and (4) the occurrence of a default under any financial indebtedness. Upon the occurrence and during the continuation of an event of default, subject to the terms and conditions of the Johore Facility, the lenders may declare any outstanding principal of the Johore Facility debt, together with accrued and unpaid interest, to be immediately due and payable and may exercise the other remedies set forth or referred to in the Johore Facility and the other loan documents.

As of March 31, 2014, our Predecessor was in compliance with all covenants relating to the Johore Facility.

Cash Flows

Three Months Ended March 31, 2014 Compared to Three Months Ended March 31, 2013

Net cash provided by (used in) operating activities, investing activities and financing activities for the three months ended March 31, 2013 and 2014 were as follows:

	March 31,
	2013	2014	$ Change	% Change
	(unaudited)
	(in US$ millions)
Net cash provided by operating activities	$30.6	$27.7	$(2.9)	(9.5%)
Net cash used in investing activities	(19.0)	(11.9)	7.1	(37.4%)
Net cash provided by/(used in) financing activities	3.5	(13.4)	(16.9)	(482.9%)

Net Cash Provided by Operating Activities.    Net cash provided by operating activities for the three months ended March 31, 2014 decreased by $2.9 million, or 9.5%, compared to the three months ended March 31, 2013. The increase was primarily attributable to changes in net working capital.

Net Cash Used in Investing Activities.    Net cash used in investing activities for the three months ended March 31, 2013 was $19.0 million, which primarily consisted of maintenance capital expenditures. Net cash used in investing activities for the three months ended March 31, 2014 was $11.9 million, which primarily consisted of maintenance capital expenditures.

Net Cash Provided by Financing Activities.    Net cash provided by financing activities for the three months ended March 31, 2013 was $3.5 million, which consisted of a change in intercompany business. Net cash reimbursed by financing activities for the three months ended March 31, 2014 was $13.4 million, which primarily related to a dividend payment to the sponsor.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Net cash provided by (used in) operating activities, investing activities and financing activities for the years ended December 31, 2012 and 2013 were as follows:

	December 31,
	2012	2013	$ Change	% Change
	(in US$ millions)
Net cash provided by operating activities	$121.1	$149.9	$28.8	23.8%
Net cash used in investing activities	(146.1)	(84.7)	61.4	(42.0%)
Net cash provided by/(used in) financing activities	54.5	(51.0)	(105.5)	(193.6%)

Net Cash Provided by Operating Activities.    Net cash provided by operating activities for the year ended December 31, 2013 increased by $28.8 million, or 23.8%, compared to the year ended December 31, 2012. The increase was primarily attributable to the first full year of operations of our Johore terminal (phase one) and to the opening of the third phase of our Rotterdam terminal.

Net Cash Used in Investing Activities.    Net cash used in investing activities for the year ended December 31, 2012 was $146.1 million, which primarily consisted of the construction of our Johore terminal (phase one) and the completion of the third phase of our Rotterdam terminal, as well as maintenance capital for other terminals. Net cash used in investing activities for the year ended December 31, 2013 was $84.7 million, which primarily consisted of investing activities related to expansion capital for our Antwerp, Amsterdam and other terminals.

Net Cash Provided by Financing Activities.    Net cash provided by financing activities for the year ended December 31, 2012 was $54.5 million, which consisted of drawdowns on our Johore Facility and borrowings through intercompany loans. Net cash reimbursed by financing activities for the year ended December 31, 2013 was $51 million, which consisted primarily of repayment of borrowings through intercompany loans and dividend distributions.

Contractual Obligations

We have contractual obligations that are required to be settled in cash. The contractual obligations of our Predecessor as of March 31, 2014 were as follows:

	Payments Due by Period(1)
	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
	(in US$ millions)
Debt obligations—non-affiliates(1)	$194.6	$26.7	$80.7	$87.2	—
Debt obligations—affiliates(2)	613.9	—	—	—	613.9
Capital commitments	32.3	15.3	17.0	—	—
Operating lease obligations	246.3	14.5	26.5	24.3	181.0

Total	$1,087.1	$56.5	$124.2	$111.5	$794.9

(1)	VTTI Operating has entered into a new €500.0 ($680.0) million revolving credit facility. See “—Liquidity and Capital Resources—Our Credit Facilities—VTTI Operating Revolving Credit Facility”.
(2)	The table includes certain intercompany loans that our Predecessor has entered into with VTTI and its affiliates totaling $613.9 million. In connection with this offering, VTTI Operating will repay $380.4 million of such intercompany loans using drawdowns from the VTTI Operating Revolving Credit Facility and the remainder of such intercompany loans will be converted to equity in VTTI Operating. Accordingly, we do not expect to have intercompany loans with VTTI outstanding at the closing of this offering.

Capital Expenditures

The terminaling business is capital-intensive, requiring significant investment for the maintenance of existing assets and the acquisition or development of new systems and facilities. We categorize our capital expenditures as:

•

maintenance capital expenditures, which are cash expenditures (including expenditures for the construction or development of new capital assets or the replacement, improvement or expansion of existing capital assets) made to maintain our long-term operating capacity or operating income; or

•

expansion capital expenditures, which are cash expenditures incurred for acquisitions or capital improvements that we expect will increase our operating capacity or operating income over the long term.

For the year ended December 31, 2013 and the three months ended March 31, 2014, our capital expenditures were $84.7 million and $11.9 million, respectively. Our capital spending program is focused on expanding our existing terminals where sufficient demand exists for our services and maintaining our facilities. Capital expenditure plans are generally evaluated based on regulatory requirements, return on investment and estimated incremental cash flow. We develop annual capital spending plans based on historical trends for maintenance capital, plus identified projects for expansion, technology and revenue-generating capital. In addition to the annually recurring capital expenditures, potential acquisition opportunities are evaluated based on their anticipated return on invested capital, accretive impact to operating results, and strategic fit.

Our cash capital expenditures for the year ended December 31, 2013, and the three months ended March 31, 2014, and our expected capital expenditures for the twelve months ending June 30, 2015 are as follows:

	Year Ended December 31, 2013	Three Months Ending March 31, 2014	Twelve Months Ending June 30, 2015 (Expected)
	(in US$ millions)
Maintenance capital expenditures	$28.4	$6.9	$27.6
Expansion capital expenditures	56.3	5.0	32.9

Total	$84.7	$11.9	$60.5

The $28.4 million of maintenance capital expenditures for the year ended December 31, 2013 was primarily related to regular maintenance at our terminals.

Of the $56.3 million of expansion capital expenditures for the year ended December 31, 2013, $36.1 million was related to refurbishment of out-of-service tanks at our Antwerp terminal and $11.6 million was related to expansion and revamping projects at our Amsterdam terminal. The remaining $8.6 million was related to new pipeline and other infrastructure investments at our Rotterdam, Johore and Fujairah terminals.

The $6.9 million of maintenance capital expenditures for the three months ended March 31, 2014 was related to regular maintenance activities.

The $5.0 million of expansion capital expenditures for the three months ended March 31, 2014 was primarily related to expansion and revamping of our Antwerp and Amsterdam terminals.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon each of the respective combined financial statements of our Predecessor, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires the use of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Certain accounting policies involve judgments and uncertainties to such an extent that there is a reasonable likelihood that materially different amounts could have been reported under different conditions, or if different assumptions had been used. Estimates and assumptions are evaluated on a regular basis. We and our Predecessor base our respective estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from the estimates and assumptions used in preparation of the combined financial statements.

Upon the closing of this offering, the combined historical financial statements of our Predecessor will become the historical financial statements of VTTI Energy Partners LP. Consequently, the critical accounting policies and estimates of our Predecessor will become our critical accounting policies and estimates. We believe these accounting policies reflect the more significant estimates and assumptions used in preparation of the financial statements. See Note 2 to our Predecessor’s audited historical financial statements included elsewhere in this prospectus, for a discussion of additional accounting policies, estimates and judgments made by its management.

Revenue Recognition

We generate revenues through the provision of fee-based services to our customers under a combination of multi-year and month-to-month agreements. Certain agreements contain “take-or-pay” provisions whereby we are entitled to a minimum throughput or storage fee. We recognize revenues when the service is provided, the refined petroleum products and crude oil are handled or when the customer’s ability to make up the minimum volume has expired, in accordance with the terms of the contracts.

We recognize revenues in accordance with applicable accounting standards. Our assessment of each of the four revenue recognition criteria as they relate to their revenue producing activities is as follows:

•	Persuasive Evidence of an Arrangement Exists. Our customary practices are to enter into a written contract, executed by both us and the customer.

•

Service is Provided.    We consider services provided when the refined petroleum products and crude oil are shipped through, delivered by or stored in our pipelines, terminals and storage facilities, as applicable.

•

Fixed or Determinable Fee.    We negotiate the fees for our services at the outset of our fee-based agreements. Under certain contracts, the fees are due in advance on the first of the month. For other agreements, the amount of revenue is determinable after services are provided and volumes handled can be measured.

•

Collection is Deemed Probable.    Collectability is evaluated on a customer-by-customer basis. We conduct a credit review for all customers at the inception of a new agreement to determine the creditworthiness of potential and existing customers. Collection is deemed probable if we expect that the customer will be able to pay amounts under the agreement as payments become due. If we determine that collection is not probable, revenues are deferred and recognized upon cash collection.

We collect taxes on certain revenue transactions to be remitted to governmental authorities, which may include sales, use, value added and some excise taxes. These taxes are not included in revenue.

Asset Retirement Obligation

The Predecessor initially records asset retirement obligations at fair value at the time a legal (or constructive) obligation is incurred, if the liability can be reasonably estimated. When the liability is initially recorded, the carrying amount of the related asset is increased by the amount of the liability. Over time, the liability is accreted to its future value, with the accretion recorded as operating expense.

Our operating assets generally consist of storage tanks, pipelines and related facilities, which when properly maintained, have a very long period of economic use. Management is accordingly unable to reliably predict when, or if, our tanks, pipelines and related facilities would become completely obsolete and require decommissioning. Accordingly, we have not recorded a liability or corresponding asset as both the amounts and timing of such potential future costs are indeterminable.

Impairment Assessment of Long-Lived Assets

In accordance with ASC 360, “Accounting for the Impairment or Disposal of Long-Lived Assets”, we continually evaluate whether events or circumstances have occurred that indicate that the estimated remaining useful life of long-lived assets, including property and equipment, may warrant revision or that the carrying value of these assets may be impaired. Long-Lived Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We evaluate the potential impairment of long-lived assets or asset groups based on undiscounted cash flow expectations for the related asset or asset group relative to its carrying value. These future estimates are based on historical results, adjusted to reflect our best estimates of future market and operating conditions. If a long-lived asset is not recoverable on an undiscounted cash flow basis, the impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value, calculated using a discounted future cash flows analysis, quoted market values and third-party independent appraisals, as considered necessary.

Environmental and Other Contingent Liabilities

Provisions are recognized when we have a present obligation (legal or constructive) as a result of a past event, when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and when a reliable estimate can be made of the amount of the obligation.

Environmental provisions are recognized for soil contamination whereby agreements have been made with the local authorities to remediate or contain the soil contamination. The provisions recorded comprise the expected costs of site restoration, environmental remediation, cleanup or other obligations that are known and based on an agreed upon project plan and can be reasonably estimated. At March 31, 2013 and 2014, the Predecessor had accruals for environmental obligations.

Certain conditions may exist as of the date our combined financial statements are issued that may result in a loss to us, but which will only be resolved when one or more future events occur or fail to occur. Our management, with input from legal counsel, assesses such contingent liabilities, and such assessment inherently involves an exercise in judgment. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in proceedings, our management, with input from legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of liability can be estimated, then the estimated liability is accrued in our combined financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed.

Postretirement Benefit Plan Obligations

We have two defined benefit pension plans (The Netherlands and Belgium) covering a total of 164 employees. The cost of providing the defined benefit pension is determined based upon independent actuarial valuations and several actuarial market assumptions. Under accounting standards for postretirement benefits (ASC Topic 715), the company recognizes the overfunded or underfunded status of each of its defined benefit pension as an asset or liability on the consolidated balance sheet. Expected contributions to the benefit plan during the upcoming year amounts to $1.2 million.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to various market risks, including interest rate, foreign currency exchange and concentration of credit risks. Historically, we have entered into certain derivative instruments and contracts to maintain the desired level of exposure arising from such risks. Our policy is to economically hedge our exposure to risks, where possible, within boundaries deemed appropriate by management. We do not take title to the refined petroleum products and crude oil that we handle and store and do not intend to hedge our indirect exposure to commodity risk.

Interest Rate Risks

We will be subject to market risks relating to changes in interest rates because we and VTTI Operating will have floating rate debt outstanding. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. From time to time, we have used interest rate swaps to reduce our exposure to interest rate risks. Interest rate swaps were used to convert floating rate debt obligations based on LIBOR to a fixed rate in order to achieve an overall desired position of fixed and floating rate debt. The principal objective of these contracts is to minimize the risks and costs associated with our floating rate debt and is not for speculative or trading purposes. We expect to continue to use interest rate swaps in the future as we deem appropriate to manage our exposure to interest rate risk.

As of March 31, 2014, we were party to interest rate swap contracts with a combined notional amount of approximately $135.2 million. Under the terms of the interest rate swaps, we receive LIBOR based variable interest rate payments and make fixed interest rate payments at fixed rates between 1.00% per annum and 2.99% per annum for all periods. As of March 31, 2014, our net exposure to floating interest rate fluctuations on our outstanding debt was approximately $58 million, based on our total net interest bearing debt of approximately $193.2 million, less the notional amount of our floating to fixed interest rate swaps of approximately $135.2 million. A 1% change in short-term interest rates would result in an increase or decrease to our interest expense of approximately $0.6 million on an annual basis as of March 31, 2014.

Foreign Currency Fluctuation Risks

We are exposed to fluctuations in foreign exchange rates with respect to our terminals in Europe which receive their revenue in Euro. Although we are currently offsetting our Euro revenues with our operating costs denominated in Euro, if, in the future, we are required to receive a greater portion of our revenues in Euro, we may be unable to offset such revenue with operating expenses owed in Euro and, as a result, may incur substantial foreign exchange losses. We also have operating expenses in other currencies, such as the Malaysian Ringgit and the UAE dirham. Exchanges at market rates may result in substantial foreign exchange losses.

We are not currently party to any foreign exchange forward contracts but may enter into such contracts in the future to manage fluctuations in exchange rates.

Concentration of Credit Risk

A significant percentage of our revenue is attributable to a relatively limited number of customers, including Vitol. Our top five customers accounted for approximately 93% and 94% of our revenue for the year ended December 31, 2013 and the three months ended March 31, 2014, respectively, including Vitol, which accounted for approximately 76% and 79% of our revenue for the year ended December 31, 2013 and the three months ended March 31, 2014, respectively.

We regularly perform credit evaluations of our customers and generally do not require collateral in our business agreements. We negotiate the fees for our services at the outset of our fee-based agreements and under certain contracts, the fees are due in advance on the first of the month.

Seasonality

The crude oil and refined petroleum products throughput in our terminals is directly affected by the level of supply and demand for refined petroleum products and crude oil in the markets served directly or indirectly by our assets, which can fluctuate seasonally, particularly due to seasonal shutdowns of refineries during the spring months. However, many effects of seasonality on our revenues will be substantially mitigated, as the significant majority of our revenues are generated through fixed monthly fees for storage services under multi-year contracts.

Future Trends and Outlook

We expect that certain trends and economic or industry-wide factors will continue to affect our business, both in the short and long term. We have based our expectations described below on assumptions made by us and on the basis of information currently available to us. To the extent our underlying assumptions about or interpretation of available information prove to be incorrect, our actual results may vary materially from our expected results. See “Risk Factors” for additional information about the risks associated with purchasing our common units.

Supply of Storage Capacity

An important factor in determining the value of storage capacity and therefore the rates we are able to charge for new contracts or contract renewals is whether a surplus or shortfall of storage capacity exists relative to the overall demand for storage services in a given market area.

Entry of Competitors into the Markets in Which We Operate

The competitiveness of our service offerings could be significantly impacted by the entry of new competitors into the markets in which our terminals operate. We believe, however, that significant barriers to entry exist in the refined petroleum products and crude oil terminaling business, particularly for marine terminals. These barriers include significant costs and execution risk, a lengthy permitting and development cycle, such as environmental permitting, financing challenges, shortage of personnel with the requisite expertise and the finite number of sites with comparable connectivity suitable for development.

Economic Conditions

The condition of credit markets may adversely affect our liquidity. In the recent past, world financial markets experienced a severe reduction in the availability of credit. Although we were not substantially impacted by this situation, possible negative impacts in the future could include a decrease in the availability of credit. In addition, we could experience a tightening of trade credit from our suppliers and our customers’ businesses may be effected by their access to credit.

Growth Opportunities

We will seek to identify and acquire third party assets both independently and jointly with VTTI or third parties. Where feasible, we have designed the infrastructure at our terminals to facilitate future expansion. We also will pursue development of new terminals independently of, or in partnership with, VTTI in order to meet increasing demand for our services. We believe that we will be well positioned to capitalize on growth opportunities should such opportunities arise, and identifying and executing acquisitions will be a key part of our strategy. However, if we do not make acquisitions on economically acceptable terms, our future growth will be limited, and it is possible that any acquisitions we do make will reduce, rather than increase, our cash available for distribution per unit.

Demand for Refined Petroleum Products and Crude Oil

In the near-term, we expect demand for refined petroleum products and crude oil to remain stable. Even if demand for refined petroleum products and crude oil decreases sharply, however, our historical experience during recessionary periods has been that our results of operations are not materially impacted in the near term. We believe this is because of several factors, including: (1) we mitigate the risk of reduced volumes and pricing by negotiating contracts with minimum payments based on available capacity and with multi-year terms, and (2) sharp decreases in demand for refined petroleum products and crude oil generally increase the short and medium-term need for storage of those products, as customers search for buyers at appropriate prices.

THE INTERNATIONAL INDEPENDENT TERMINAL INDUSTRY OVERVIEW

Independent terminal providers serve as a critical logistics link between the upstream segment (exploration and production) and the downstream segment (refining and marketing) and between the downstream segment and end users of the refined petroleum product and crude oil industry. In the terminaling business, an independent operator does not receive title to the product stored and handled, nor do the customers it serves own or control the terminal facilities. An independent operator in this industry is principally focused on providing its customers with safe, reliable and efficient storage, handling, blending, additive and other ancillary services.

The diagram below illustrates the position of the independent terminaling industry within the refined petroleum product and crude oil supply chain:

As discussed in further detail below, we believe the fragmentation of the industry and the projected increase in international flows of refined petroleum products and crude oil offers us numerous consolidation opportunities as well as future organic development initiatives.

Historical Overview

Migration from Vertical Integration to Specialization

The terminaling business, as well as refining, marketing, logistics and retailing, was once a vertically integrated component of the major oil companies’ business, as producers generally controlled most aspects of the energy value chain. Controlling the entire supply chain was a necessity because when an oil discovery was made in a new location, there was not a network of refineries, terminals and retail stations readily available to monetize the crude oil. As such, the ownership of the terminal business was highly concentrated, with major oil companies owning extensive terminal networks to support their own feedstock and refining needs. The diagram below illustrates the supply chain of refined petroleum products and crude oil before the 1970s:

Starting in the 1970s, major oil companies throughout the world began divesting their “non-core” midstream and downstream businesses, including terminaling operations. Crude oil discoveries were increasingly more geographically dispersed which required significant investment in new terminaling infrastructure, and these companies needed the proceeds from those divestitures to fund the rising costs of exploring for and producing crude oil reserves. As a result of the changing industry landscape, independent companies were able to acquire, develop and operate terminaling assets to service multiple counterparties in geographically dispersed jurisdictions, often in exchange for long-term storage contracts with the selling major oil companies.

Rise of Independent Refiners, Marketing Companies and Independent Terminals

During this period of increasing specialization, the emergence of independent refiners and marketing companies had a major impact on the industry. Since the 1980s, independent refiners have grown in prominence and by 2013, we estimate that independent refiners accounted for 7 million barrels per day of global refining capacity. Independent refiners are typically not vertically integrated and depend upon independent midstream and downstream infrastructure to transport their product to market.

Also in conjunction with this period of increasing specialization, marketing companies entered the downstream segment and replaced some of the major oil companies’ distributor networks. Marketing companies generally enter into offtake contracts from locations with excess product supply and subsequently look to supply such products into centers of demand. A key factor in the success of marketing companies is their access to advanced, highly connected marine terminals that the marketing companies can utilize to balance global supply and demand.

The geographic dispersion of oil discoveries and the rise of independent refiners and marketing companies have driven the growth of the independent terminaling industry. Where terminals were previously utilized primarily as a warehouse for storage of products, these assets serve a broader function in the midstream and downstream industry today. As of 2013, independent terminal companies own approximately 20% of the global terminal storage capacity according to PortStorage Group.

The diagram below illustrates the supply chain for refined petroleum products and crude oil after the rise of independent refiners, marketing companies and independent terminals:

In 2013, we estimate that more than 10 million barrels per day of oil was sold by marketing companies. In fact, coinciding with the rise of marketing companies and the changes in the position of the major oil companies in the terminaling business, the level of trade between and within regions has increased substantially since the early 1980s. Below is a graph detailing the increase in global refined petroleum product and crude oil flows since 1980:

Source: BP Statistical Review

Concentration of Terminal Ownership: United States versus International Markets

While the global terminal business has migrated away from being a vertically integrated element of the supply chain, the concentration of ownership of terminals has evolved differently in the United States markets. In the United States, the proliferation of master limited partnerships has provided a capital efficient vehicle to concentrate the ownership of midstream assets with independent terminal owners. However, the international market remains relatively fragmented. The following graph illustrates the relative concentration of independent terminal ownership between the United States and international markets.

US Terminal Capacity Ownership	Non-US Terminal Capacity Ownership

Source: PortStorage Group—OPIS/STALSBY TankTerminals.com Database

Role of Terminals

The main functions that terminals provide in their customers’ supply chains are as follows:

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Access to international supply and demand hubs:    providing access to storage capacity at a location that is either on the export route of a supply-source or well-situated to supply into a demand center. Such access can give the customer of a terminal an advantageous position when either acquiring access to oil flows or competing for outlets.

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Build bulk:    accumulating a larger cargo of products by means of receiving multiple smaller discharges into the terminal. The requirement for building bulk derives from a number of possibilities, such as a lack of draft at the supplying load port’s berth, gradual build-up of product availability at the supplying load port, or a lack of sufficient storage capacity at the supplying load port. For example, at the Port of Rotterdam, product flows converge and terminals at the port store products that are then placed on larger vessels for economical long-haul transport to destinations such as Singapore and other parts of Asia.

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Break bulk:    distributing one large parcel into numerous smaller cargoes. This is required when there is a lack of draft at the demand center of the product, gradual offtake of product that is not commensurate with the volume of supply, or lack of storage capacity at the final product destination. For example, many of the ports in Indonesia cannot accept larger vessels and products must be delivered through several smaller deliveries. Shipping long distances in large vessels and then breaking bulk into smaller parcel sizes near the demand centers is typically more economical than shipping the entire distance in smaller vessels.

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Blending:    accumulating various grades and components of oil that do not match the specifications of products required by end users and combining them into a desirable product. A terminal is typically equipped to blend various product grades and/or components into a finished grade meeting the specifications of a particular market.

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Manage the timing of cargoes:    solving timing concerns by allowing the customer to temporarily store the products while outlets materialize. A market contango (futures prices higher than current prices) increases the demand for storage as market players seek to take advantage of this pricing differential. A well-positioned terminal can then quickly supply products into an outlet and meet tight supply “windows”.

Parameters of Competition

Independent terminal operators compete primarily based on terminal location, flexibility of infrastructure, service, price and safety record.

Terminal Location

Terminals with deepwater draft located near international supply and demand hubs generally play an important role in balancing the supply and demand in the production chain. Most importantly, a strategically located terminal will provide easy access to demand markets and supply centers. The four major global supply and demand hubs are more specifically described below under “—International Supply and Demand Hubs”.

Flexibility of Infrastructure

The primary physical specifications that terminal customers seek when selecting a terminal are: draft, connectivity, loading capacity and terminal services offered. As the refined petroleum products and crude oil supply chain becomes more global, we believe that long distance transportation of refined petroleum products and crude oil will remain the norm for the foreseeable future, which pattern necessitates the use of larger vessels to reduce the freight cost per unit of product transported. As a result, we believe that terminals with sufficient draft will continue to be in the highest demand as the refining capacity around the globe adjusts.

Another highly valued characteristic of terminals is a high degree of connectivity and physical integration with the regional refinery and petrochemical complexes. Connectivity allows terminal customers to maximize the value of their product so they can reach several end users. Furthermore, terminals that offer multiple modes of transportation (including barge, pipeline, rail and/or truck) provide customers with the most flexibility to select the most cost-effective and efficient transportation mode.

Terminals offering abundant berths, high loading capacity and advanced technology for blending and loading provide its customers with optionality that they can use to maximize the value of their product in the terminal. Abundant berths and high loading capacity allow a customer to minimize waiting time to begin loading, thus reducing shipping costs and the time to get products to market. A blending facility with advanced technology allows a customer to buy a wide range of different grade components and rapidly blend them to product specifications.

Service

Providing high-quality, reliable service is key for an operator to distinguish itself and maintain long-term customer relationships. Key areas of service differentiation include an operator’s consistent quality standards and ability to offer clients tailor-made solutions. Operators whose terminals are equipped with advanced infrastructure are more capable of providing differentiated, high-quality service for its customers. Given the high value of the products being stored, service reliability and services offered are critical differentiators among terminal operators.

Price

Terminal customers, as with most consumers, seek the highest value option in a storage provider which is not necessarily the lowest price. A highly connected, advanced terminal could provide the customer with greater value than a lesser equipped terminal. Established terminal operators are often able to offer lower prices than new entrants due to substantial and expensive barriers to entry. Customers are also attracted to operators that can provide stable pricing over long contract periods. Such contract rates are typically inflation-linked with annual or periodic resets.

Safety Record

Health, safety and environmental laws and regulations are becoming more stringent in the terminaling industry. Failure to comply with such laws and regulations may require not only substantial capital, operating, maintenance and remediation costs, but also deter terminal customers. Compliance with health, safety and environmental laws is critical in a customer’s analysis on selecting a terminaling operator.

Global Supply and Demand Imbalances

Since the 1980s, demand for petroleum products has steadily risen throughout the world, particularly in emerging regions with insufficient natural resources or facilities to produce or refine the products in most demand. This, in turn, creates a need for increased capacity in storage and logistics networks necessary to meet the changing international trade patterns resulting from these demand dynamics.

Below are some of the factors affecting worldwide supply and demand imbalances:

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Fewer local refineries.    As aging, inefficient refineries are shut down in Europe, Japan, Australia and Africa, large and efficient refineries have developed and will likely continue to do so in India, China and the Middle East. The resulting shifts in global flows of refined petroleum products will increase demand for large cargoes to be supplied into supply and demand hub locations. Terminals with adequate drafts and blending capabilities will be critical to customers trying to satisfy diverse local requirements. The ability to deliver small parcels from the supply and demand hub locations into regional outlets such as Africa, the Mediterranean and Asia will be in demand.

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Growth in refined product demand globally.    Despite the increasingly prevalent use of renewable fuels, improved vehicle efficiency and generally lower demand for refined petroleum products in Europe, refined petroleum product demand grew by over 11 million barrels per day between 2002 and 2012, according to the U.S. Energy Information Administration. We further anticipate that more refined petroleum products will be demanded in emerging growth regions such as Africa, Latin America, Australia and parts of Asia and that this demand will be satisfied primarily through importing refined petroleum products versus increasing refining capacity. This will increase the requirement for intermediary storage both as a buffer as well as at supply and demand hub locations.

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Growth in inter-regional and inter-continental price differential of refined petroleum products.    As opportunities materialize in inter-regional and inter-continental markets, demand for storage tanks in supply and demand hub locations will rise. Since these opportunities entail long distance transportation of products, we believe larger vessels will be utilized to reduce the freight cost per unit of products transported. Accordingly, we believe a terminal with deep draft at supply and demand hub locations will be particularly in demand. Also, the growth in pricing opportunities for marketing companies will create demand for terminals that are located within easy access to global supply and demand hubs.

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Differential quality specifications between and within regions.    Differentials in specifications lead to blending opportunities which are conducted in terminals and trade between and within regions. For example, bunker fuel specifications will face two changes that will tighten quality requirements in the coming years. First, in 2015, the Emission Control Areas (ECA) in the U.S. and Europe will reduce sulfur levels from 1.0% sulfur to 0.1% sulfur, effectively mandating a switch from low sulfur fuel oil to marine diesel oil. Second, in 2020 or 2025, the ECA will reduce sulfur levels worldwide from 3.5% high sulfur fuel oil to 0.5% marine gas oil. Both of these changes in bunker fuel quality specifications will have an impact on supply and demand for fuel oil and middle distillates in various markets, which will entail more arbitrage opportunities relating to quality and blending requirements. We expect that the terminaling and storage industry will continue to be a beneficiary of local and global fuel quality specifications that drive the need for product blending and transportation.

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Influx of new players in the downstream segment creates greater competition and eroding margins.    Due to the competitive downstream marketplace today, access to terminal capacity has become critical as it gives downstream companies access to information on developments in the “physical” oil markets, which is a key component of a successful marketing enterprise. An independent storage facility enables its customers to be involved in a greater part of their supply-chain, and thus the ability to enhance their overall margin. Most importantly, storage facilities provide players with optionality, the ability to optimize between various sources of supply and demand outlets and pursue the option that offers the highest value.

International Supply and Demand Hubs

At international supply and demand hubs, large product flows converge and create recurring imbalances in regional supply and demand of oil products. International supply and demand hubs have generally formed along export routes of a supply-source or at well-situated demand centers. The four major international energy supply and demand hubs are: Amsterdam-Rotterdam-Antwerp, Fujairah, Singapore and the U.S. Gulf Coast.

Europe: Amsterdam–Rotterdam–Antwerp

The Amsterdam-Rotterdam-Antwerp (“ARA”) region is a key international supply and demand hub that serves ten refineries with a total refining capacity of three million barrels per day. Significant levels of imports and exports are required to balance the supply and demand of the region as there is a shortage of diesel fuel and an excess of gasoline and fuel oil. The trend over the past five years has been the closing of less efficient refineries in Europe. We expect that this trend will continue, resulting in significant incremental diesel fuel imports. This growing European deficit in diesel will require growing imports from Russian, Indian, Arabian Gulf and U.S. refiners as shown in the figure below. The ARA region is best suited to serve as a hub due to its well-connected infrastructure with an abundance of barges and interconnecting waterways between the three ports and inland markets.

Source: Wood Mackenzie

Middle East: Fujairah

The Middle East continues to be one of the largest crude oil production and exporting regions in the world. The region also has significant refining capacity, but like Europe it has shortages and excesses of certain products. Currently the region has a shortage of gasoline and excess fuel oil and is relatively balanced in diesel fuel. However, significant refining capacity is being developed in the region which we believe will alleviate the gasoline shortage while creating excess diesel fuel. The growing excess of diesel fuel will require exports as shown in the figure below.

Source: Wood Mackenzie

Fujairah plays a key role in balancing the supply and demand in the region given its physical location as a gateway to the Indian Ocean from the Arabian Gulf. In addition to its close access to the Middle East, it also serves as an outlet to East Africa and South Asia and serves as a consolidation point for fuel oil outlets and the regional bunker markets.

Political instability in the region has had significant impacts on the supply and demand in the region historically. For example, Iran is currently the subject of significant sanctions from the West. To the extent that sanctions are lifted, Iran could return to its historical position of being a significant importer of gasoline, further increasing trade in the region.

Asia: Singapore

We believe that high economic growth and development in the region will result in increasing demand for refined petroleum products and crude oil for several years. Within the region, we expect significant development of refining capacity in countries such as China, and reductions in refining capacity in countries such as Japan and Australia. As a result, we expect that the region as a whole may be balanced in supply and demand, but that intraregional trade will increase. As an example, the figure below illustrates the flow of diesel fuel within the region.

Source: Wood Mackenzie

Singapore is a major regional supply and demand hub comprising three world class refineries, seven independent terminals, five chemical plants and numerous floating storage vessels. It is the clearing location that matches excess product from China, Korea and Taiwan with shortages in Malaysia, Vietnam, Indonesia and Australia. Singapore is the world’s largest bunker market and is also an important location for blending to address intraregional variations in product specifications.

North America: U.S. Gulf Coast

In North America, the U.S. Gulf Coast is the supply and demand hub that serves the region. The surge in U.S. shale oil production over the past five years combined with the U.S. ban on crude oil exports have driven a boom in refined petroleum product exports from the U.S. Gulf Coast. United States petroleum refining capacity is concentrated in Texas and Louisiana and as a result, the U.S. Gulf Coast has experienced a structural excess of gasoline, diesel, LPG and naphtha. As an example, the figure below illustrates the export flow of diesel fuel from the U.S. Gulf Coast.

Source: Wood Mackenzie

We expect continued expansion of crude oil pipelines to the U.S. Gulf Coast and crude oil/condensate distillation capacity in the U.S. Gulf Coast and increasing exports of refined petroleum products.

Barriers to Entry

While over the past twenty years, the terminaling business in the United States has undergone a period of rapid consolidation, particularly with the advent of master limited partnerships as significant owners and operators of energy infrastructure assets, the trend toward consolidation has not been as pronounced outside of the United States. The international terminaling market remains highly fragmented with only a few large players such as VTTI, Oiltanking and VOPAK.

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Some of the primary barriers to entry into the terminaling business include: limited locations near the international supply and demand hubs that possess the requisite characteristics, such as proximity to pipelines, refineries, processing plants and deep waterways;

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the extended length of time and risk involved in developing new projects and placing them into service, which can extend over several years depending on the type of facility, location, regulatory oversight, environmental issues and other factors;

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the magnitude and uncertainty of capital costs, length of the permitting and development cycle and scheduling uncertainties associated with terminal development projects, which could be exacerbated by any tightening of the global credit markets;

•	the requisite knowledge of industry dynamics and local markets in order to effectively position a global network of terminals to capitalize on supply and demand opportunities;

•	the specialized expertise required to acquire, develop and operate storage facilities, which makes it difficult to hire and retain qualified management and operational teams;

•	the costs of industry regulations and development of internal controls to ensure compliance therewith; and

•	the requisite customer relationships, such as connections with major marketing companies or local market participants.

BUSINESS

We are a fee-based, growth-oriented limited partnership formed in April 2014 by VTTI, one of the world’s largest independent energy terminaling businesses, to own, operate, develop and acquire refined petroleum product and crude oil terminaling and related energy infrastructure assets on a global scale. Our initial assets consist of a 36.0% interest in VTTI Operating, which owns a portfolio of 6 terminals with 396 tanks and 35.5 million barrels of refined petroleum product and crude oil storage capacity located in Europe, the Middle East, Asia, and North America. Our network of terminal facilities represents one of the largest independent portfolios of refined petroleum product and crude oil terminaling assets in the world when measured by total storage capacity. Since inception in 2006, our parent VTTI has increased its operating storage capacity by 47.6 million barrels through a balance of organic development projects, greenfield construction and third party acquisitions. Capitalizing on our relationship with VTTI and its owners, Vitol and MISC, we intend to continue our growth through acquisitions from VTTI or third parties, organic development opportunities, greenfield construction and optimization of our existing assets, and we have a management team dedicated to executing this growth strategy.

Our primary business objective is to generate stable and predictable cash flows that will enable us to pay quarterly cash distributions to our unitholders and to increase those distributions over time. We generate substantially all of our revenue from long-term, fee-based, take-or-pay contracts for the terminal storage and throughput of refined petroleum products and crude oil. Our contracts have a weighted average remaining tenor of more than four years as of June 30, 2014, including the guarantee period described below under “—Our Assets—Our Initial Assets”. The counterparties to our terminal contracts are primarily major energy industry participants with strong credit profiles. We do not have direct commodity price exposure because we do not own the underlying commodities being stored at our terminals and do not engage in the trading of any commodities.

One of our principal strengths is our relationship with Vitol and MISC. Vitol, founded in 1966, formed VTTI in 2006, created a joint venture with MISC at VTTI’s Malaysian terminal in 2008, and added MISC as an equal partner in VTTI in 2010. Vitol is one of the world’s largest independent energy traders, trading over 5 million barrels of refined petroleum products and crude oil every day. Vitol has maintained a private, investment grade credit rating from at least one of the major credit rating agencies since 1994 and has rapidly expanded into a broad group of complementary businesses engaged in finding, extracting, refining, trading, storing and transporting resources. Vitol employs more than 5,400 people globally and has approximately 40 offices worldwide. Our relationship with Vitol is the source of the majority of our revenues, representing approximately 76% and 79% of our revenues for the year ended December 31, 2013, and the three months ended March 31, 2014, respectively. MISC is one of the world’s leading maritime logistics providers specializing in the transportation of refined petroleum products and crude oil and is also rated investment grade. MISC owns or time charters more than 120 in-charter vessels and has a fleet capacity of approximately 13 million dead weight tonnes. MISC’s controlling shareholder is Petroliam Nasional Berhad (Petronas), the national oil company of Malaysia. Our relationship with Vitol and MISC provides us with unique market insights into global industry dynamics, product flows and customer demand.

Our Assets

Our initial assets consist of a 36.0% interest in VTTI Operating, which owns a portfolio of modern and geographically diverse terminal facilities. Following the completion of this offering, VTTI will own the remaining 64.0% interest in VTTI Operating as well as a portfolio of terminaling and other assets held outside of VTTI Operating. Furthermore, at the closing of this offering, we will enter into an omnibus agreement under which VTTI will offer us the right to acquire additional energy infrastructure assets that it currently owns or will own in the future, including additional equity interests in VTTI Operating, before offering to sell any such assets to any third party. We refer to these rights as our “ROFO Assets”.

Our Initial Assets

Our terminals are generally located in major international supply and demand centers for refined petroleum products and crude oil and provide critical midstream infrastructure services to our customers at these key international market hubs. A variety of transportation interconnections are available to move our customers’ products to and from our terminal facilities such as ships and barges, roads, railroads and pipelines. As of the time of this offering, our parent VTTI employs approximately 970 people of over 35 nationalities operating in 11 countries who provide effective, cost-efficient local management of each respective terminal. The following table sets forth information regarding our terminals as of March 31, 2014:

Terminal Location	Products	Gross Storage Capacity (MMBbls)	# of Tanks	Maximum Draft (feet)	Connectivity
EUROPE
Amsterdam, The Netherlands	Refined Petroleum Products	8.4	211	46	Ship, barge, road, railroad

Rotterdam, The Netherlands(1)	Refined Petroleum Products	7.0	28	69	Ship, barge, road, railroad, pipeline

Antwerp, Belgium	Crude Oil, Refined Petroleum Products	4.2	45	46	Ship, barge, road, railroad, pipeline

MIDDLE EAST
Fujairah, United Arab Emirates(2)	Crude Oil, Refined Petroleum Products	7.4	47	54	Ship, barge, road, pipeline

ASIA
Johore, Malaysia Phase One	Refined Petroleum Products	5.6	41	56	Ship, barge, road

NORTH AMERICA
Seaport Canaveral, United States of America	Refined Petroleum Products	2.8	24	39	Ship, barge, road, pipeline

TOTAL		35.5	396

(1)	VTTI owns 90% of the economic interest in the Rotterdam terminal; SK Terminal B.V. owns the remaining 10%.
(2)	VTTI owns 90% of the economic interest in the Fujairah terminal; Fujairah Petroleum Co. owns the remaining 10%.

For more information on our initial assets, see “—Our Terminals”.

Our ROFO Assets

At the closing of this offering, VTTI will retain a significant interest in us through its indirect ownership of a 55.4% limited partner interest, a 2% general partner interest, and all of our incentive distribution rights. Given its significant ownership interest in us following this offering, we believe that VTTI will be motivated to facilitate our growth by using us as its primary vehicle for global terminaling expansion.

VTTI owns the following refined petroleum product and crude oil terminaling assets as of March 31, 2014 that may be suitable to our operations in the future:

Terminal Location	Products	Gross Storage Capacity (MMBbls)	# of Tanks	Maximum Draft (feet)	Connectivity
Ventspils, Latvia(1)	Crude Oil, Refined Petroleum Products	7.5	105	49	Ship, road, railroad, pipeline

Vasiliko, Cyprus(2)	Refined Petroleum Products	3.4	28	59	Ship, barge, road

Johore, Malaysia Phase Two(3)	Refined Petroleum Products	1.6	12	56	Ship, barge, road

Buenos Aires, Argentina	Refined Petroleum Products	1.4	24	34	Ship, barge, road

Nairobi, Kenya	Refined Petroleum Products	0.7	10	43	Ship, barge, pipeline

Kaliningrad, Russia	Refined Petroleum Products	0.3	7	28	Ship, barge, road, railroad

Lagos, Nigeria(4)	Refined Petroleum Products	0.1	2	36	Ship, barge, road

TOTAL		15.0	188

(1)	VTTI owns 49% of the economic interest in the Latvia terminal; AS Ventspils Nafta owns the remaining 51%.
(2)	The Vasiliko terminal is scheduled for completion and opening in the fourth quarter of 2014.
(3)	Johore Phase Two is currently owned by the entity that operates our Johore terminal. Pursuant to the Omnibus Agreement which we will enter into at the closing of this offering, we will agree to transfer all of Johore Phase Two to VTTI as soon as reasonably practicable after the closing of the offering in exchange for VTTI’s assumption of all liabilities associated with Johore Phase Two. See “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement”.
(4)	VTTI owns 50% of the economic interest in the Nigeria terminal; Nigeria Industrial and Domestic Gas Company Limited owns the remaining 50%.

At the closing of this offering, we will enter into an omnibus agreement with VTTI pursuant to which VTTI will grant us a right of first offer on the remaining 64.0% ownership of VTTI Operating and all other currently owned and future terminaling and related energy infrastructure assets held by VTTI, including those in the table above. Pursuant to this right, for as long as VTTI retains its ownership interest in our general partner, VTTI will be required to offer us the first opportunity to acquire the ROFO Assets if it decides to sell any of them. The consummation and timing of any acquisition of assets owned by VTTI will depend upon, among other things, VTTI’s willingness to offer the asset for sale and obtain any necessary third party consents, the determination that the asset is suitable for our business at that particular time, our ability to agree on a mutually acceptable price, our ability to negotiate an acceptable purchase agreement with respect to the asset and our ability to obtain financing on acceptable terms. While VTTI is not obligated to sell us any assets or promote and support the successful execution of our growth plan and strategy, we believe that VTTI’s significant economic stake in us following the completion of this offering provides it with a strong incentive to do so. We do not have a current agreement or understanding with VTTI to purchase any ROFO Assets. In addition to the above terminals, VTTI also currently owns other energy infrastructure assets that may be suitable for our business in the future. For example, at its Antwerp terminal, VTTI owns the largest dedicated bitumen processing plant in Europe with a capacity of 3,300 metric tonnes per day. Furthermore, VTTI is currently in varying stages of evaluation and development of numerous additional terminaling projects.

Our Operations

We provide long-term, fee-based terminaling services for third party companies engaged in the production, processing, distribution, and marketing of refined petroleum products and crude oil. We generate 100% of our revenue through the provision of fee-based services to our customers. The types of fees we charge are:

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Storage and Throughput Fees.    Our customers pay us fixed monthly fees for storage and associated liquid throughput handling, even if the actual capacity they use or the amount of product that we receive is less than the amount reserved. Storage and throughput fees generated approximately 88% and 93% of our revenues for the year ended December 31, 2013, and the three months ended March 31, 2014, respectively.

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Excess Throughput and Ancillary Fees.    Our customers pay excess throughput fees if the actual product handled is more than the amount agreed in the contract and pay us additional fees for ancillary services such as mixing, blending, heating and transferring products between our tanks or to rail or truck. For the year ended December 31, 2013 and the three months ended March 31, 2014, we generated approximately 12% and 7% of our revenues, respectively, from excess throughput and ancillary service fees.

We believe our high percentage of fixed storage and throughput fees generated from multi-year contracts with a portfolio of longstanding customers will generate stable and predictable cash flow for the Partnership and substantially mitigate our exposure to market and commodity volatility. For additional information about our contracts, see “Business—Contracts”.

Our Business Strategies

Our primary business objective is to generate stable cash flows that enable us to pay the minimum quarterly distribution to our unitholders and to increase our quarterly cash distributions over time. We intend to accomplish this objective by executing the following business strategies:

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Procure long-term, fee-based, take-or-pay agreements.    We are focused on generating stable and predictable cash flows by providing fee-based, take-or-pay terminaling services to our customers under long-term agreements. Our contracts have a weighted average remaining tenor of more than four years as of June 30, 2014, after giving effect to the guarantee period described above under “Our Assets—Our Initial Assets”. We do not have direct commodity price exposure because we do not own the underlying commodities being stored at our terminals and do not engage in the trading of any commodities.

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Pursue growth through strategic acquisitions of additional energy infrastructure assets from VTTI.    We plan to pursue accretive acquisitions of additional energy infrastructure assets that VTTI may offer us in the future. At the closing of this offering, we will enter into an omnibus agreement under which VTTI will offer us the right to acquire additional assets that it currently owns or will own in the future, including additional equity interests in VTTI Operating, before offering to sell any such assets to any third party. VTTI is currently in varying stages of evaluation and development of numerous additional terminaling projects and we believe such projects may provide growth opportunities for us in the future.

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Capitalize on international terminaling market fragmentation through strategic acquisitions from third parties.    We believe that the terminaling business outside the United States is highly fragmented and presents an attractive and immediate opportunity for large scale, well-capitalized companies to capture significant market share, achieve economies of scale and build brand equity. We will attempt to use our industry knowledge, network of customers and strategic asset base to identify and acquire third-party assets. We intend to pursue such acquisition opportunities both independently and jointly with VTTI or third parties, particularly when the third party partners have expertise in certain industries or geographies. We believe that our base of operations provides multiple platforms for strategic growth through acquisitions. If we acquire such assets, we will seek to operate the acquired assets or businesses more efficiently and competitively, thereby increasing our revenue and cash flow.

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Pursue organic development opportunities and greenfield construction projects.    Our assets are generally located in the major international supply and demand centers for refined petroleum products and crude oil and have a high degree of interconnectivity and physical integration with major refinery complexes. We will continually evaluate organic development opportunities to expand the capacity of our existing assets, which can be accomplished at several of our terminals without purchasing additional property. Additionally, since 2006, VTTI has designed, constructed and contracted terminal storage of approximately 30.8 million barrels through greenfield and brownfield construction. We will continue to pursue development of new terminals independently of, or in partnership with, VTTI in order to meet increasing demand for our services.

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Continuous enhancement of customer service to retain our competitive position.    Our terminals have been constructed with our customers’ business objectives in mind. Accordingly, we strive to maximize the utilization of our terminals by providing access to multiple modes of transportation, advanced blending and loading technology and high capacity throughput and storage equipment such as tanks, pumps and berths in order to provide our customers with maximum flexibility and optionality. Furthermore, we continually seek to identify and pursue opportunities to increase our utilization, improve our operating efficiency and expand our service offerings to our customers.

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Maintain sound financial practices and flexibility to ensure our long-term viability.    We are committed to disciplined financial practices and a balanced capital structure, which we believe will serve the long-term interests of our unitholders. We believe our conservative capital structure, when combined with our stable, fee-based cash flows, should afford us efficient access to capital markets at a competitive cost of capital. In connection with this offering, VTTI Operating has entered into a new €500.0 ($680.0) million revolving credit facility. We believe our available borrowing capacity and our access to the capital markets should provide us with the financial flexibility necessary to pursue organic development and acquisition opportunities.

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Maintain safe and reliable operations.     We believe that providing safe, reliable and efficient services is a key component in generating stable cash flows, and we are committed to maintaining the safety, reliability and efficiency of our operations. We strive to implement advanced technology to facilitate the management and standardization of our health, safety, and environmental policies and procedures across our global terminal network, supported by our commitment to continuous improvement and to eliminating incidents across our terminal network. When an effective safety practice is developed at a particular terminal, we seek to deploy this best practice across our global network.

Our Competitive Strengths

We believe that we are well positioned to execute our business strategies successfully because of our following competitive strengths:

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Long-term, fee-based, take-or-pay contracts with creditworthy counterparties.    Our terminals generate revenue primarily under multi-year fee-based, take-or-pay arrangements with numerous creditworthy counterparties, including Vitol. While we believe that each of our terminals will be contracted for the foreseeable future at a rate not less than the respective rate in effect as of the date of this prospectus, we will enter into an omnibus agreement with VTTI in connection with this offering under which VTTI will guarantee the rates of certain capacity currently contracted by Vitol for a specified period of time after the Vitol terminaling services agreements expire. This will result in an overall weighted average contract tenor as of June 30, 2014 of more than four years. We believe the nature of our contracts with our customers and our guarantee arrangement with VTTI enhances our cash flow stability and predictability.

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Strategic relationship with Vitol, MISC and VTTI.    We have a strategic relationship with Vitol, one of the world’s largest independent energy traders, MISC, one of the world’s leading international shipping and logistics companies, and VTTI, one of the world’s largest independent energy terminaling businesses. Vitol’s wide scope of operations reaching across the supply chain has contributed to the rapid growth of storage capacity at VTTI’s terminals from 2.9 million barrels in 2006 to 50.5 million barrels in 2014. A majority owned subsidiary of Petronas, MISC is one of the world’s leading maritime logistics providers specializing in energy transportation. MISC owns or time charters in more than 120 in-charter vessels and has a fleet capacity of approximately 13 million dead weight tonnes. VTTI owns, develops and acquires crude oil and refined petroleum product terminaling assets worldwide. As of the time of this offering, our parent VTTI employs approximately 970 people of over 35 nationalities operating in 11 countries. We believe that Vitol, MISC and VTTI, as the indirect owners of our general partner, a 55.4% limited partner interest in us and all of our incentive distribution rights, will be motivated to promote and support the successful execution of our principal business objectives and to pursue projects that directly or indirectly enhance the value of our assets through, for example, providing us acquisition opportunities through the ROFO Assets and the sharing of market knowledge, customer relationships, and operational expertise with us.

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Critical midstream infrastructure assets in major global energy market hubs.    At the closing of this offering, we will own a 36.0% interest in a network of 6 terminals with 396 tanks and 35.5 million barrels of refined petroleum product and crude oil storage capacity across key geographic markets in Europe, the Middle East, Asia and North America. Our assets are strategically located and generally have a high degree of interconnectivity and physical integration with refinery complexes and other significant energy infrastructure in locations where global oil and refined petroleum product flows converge.

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Experienced, knowledgeable leadership team with a proven track record of management and growth.    Our officers and key managers have substantial experience in the management and operation of terminal facilities and associated assets with an average of over 20 years of experience in the energy industry. This team has demonstrated an ability to navigate diverse local markets and effectively identify appropriate business opportunities. They have experience operating an international organization, leading our parent VTTI’s 970 employees across 5 continents and 11 countries. All of the executive officers of our general partner also currently serve as executive officers of VTTI and many of our executive officers and key managers have been associated with VTTI since its inception in 2006. Our management team also has demonstrated expertise in acquiring and integrating assets and in executing growth strategies in the refined petroleum product and crude oil logistics industry, having grown VTTI into one of the leading terminal companies in the world since its founding.

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High barriers to entry.    Our potential competitors face high barriers to entry including high construction costs, less effective location options due to lack of access to navigable waterways and proximity to refining complexes and other significant energy infrastructure, a lack of existing relationships with local customers, the costs of industry regulations and the need for operational expertise. We believe these barriers offer us a competitive advantage, as our potential competitors will find it difficult to replicate our strategic geographic locations, knowledge of local markets and integration of our terminals. In addition, many of our terminals have the ability to add storage capacity, which could be constructed at a significantly lower cost compared to a greenfield project due to the investment that has already been made in the infrastructure of the existing assets.

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High quality, flexible, well maintained asset base.    Our terminals have the logistical capability to accommodate various types of products and are supported by numerous interconnections of sea, road, pipelines, and railroad that provide our customers a variety of options for the delivery and receipt of their products. In addition, many of our terminal facilities are newly constructed or recently retrofitted, containing fully automated, advanced technology and high-capacity transfer and transportation infrastructure and interconnections that decrease labor costs. Three of our six terminals have been constructed since 2006 and significant capital has been invested in the remaining three terminals to expand capacity and enhance our operating capabilities.

Our Terminals

Europe

The Amsterdam-Rotterdam-Antwerp (“ARA”) region is a key international supply and demand hub that serves ten refineries with a total refining capacity of three million barrels per day. Significant levels of imports and exports are required to balance the supply and demand of the region as there is a shortage of diesel fuel and an excess of gasoline and fuel oil. The trend over the past five years has been the closing of less efficient refineries in Europe. We expect that this trend will continue, resulting in significant incremental diesel fuel imports. This growing European deficit in diesel will require growing imports from Russian, Indian, Arabian Gulf and U.S. refiners. VTTI is the only company with terminals to service diesel fuel in all three ARA ports, offering customers the ability to choose between the three terminals based on their respective strengths.

Amsterdam Terminal.    Our Amsterdam terminal serves a strong Northwest European gasoil market along with traditional gasoline exports to the East Coast of the United States and to West Africa. The terminal offers complex blending services and includes a large number of berths that accommodate a broad range of vessel types.

•	History. We acquired the terminal in 2006 and have since updated the terminal to industry standards and expanded its storage capacity.

•	Storage Capacity. The terminal operates 211 tanks, with a total available storage capacity of 8.4 million barrels.

•	Accessibility. The terminal is accessible by ship, barge, road and railway, and has 11 berths with a maximum draft of 46 feet.

•	Product Scope. The terminal services, among other products, gasoline, gasoil and fuel oil.

Rotterdam Terminal.    Our Rotterdam terminal is strategically located in Europe’s busiest port and primarily services fuel oil and middle distillate products. A technologically-advanced facility, the terminal has a comprehensive deep draft berth infrastructure that is capable of receiving a Very Large Crude Carrier and offers direct connections to truck, rail, and the NATO pipeline system.

•	History. We completed the first phase of the terminal in 2006 and expanded its storage capacity in 2009 and 2013.

•	Storage Capacity. The terminal operates 28 tanks, with a total available storage capacity of 7.0 million barrels, with 6.3 million barrels net to VTTI’s 90% ownership of the terminal.

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Accessibility.    The terminal is accessible by ship, barge, road and railway, and has 14 berths with a maximum draft of 69 feet. The terminal also provides a direct connection to the NATO pipeline system, which is approximately 7400 miles long, runs through thirteen NATO countries, and has a storage capacity of 34.6 million barrels. The system links storage depots, military air bases, civil airports, pumping stations, truck and rail loading stations, refineries and entry and discharge points.

•	Product Scope. The terminal services, among other products, jet fuel, naphtha, gasoil, fuel oil and methanol.

Antwerp Terminal.    Our Antwerp terminal is ideally located in the Port of Antwerp and is connected to an extensive pipeline network and harbor infrastructure. The location in Europe’s leading break-bulk port and the terminal’s connections enable it to serve the European hinterland market along with the aviation industry via the NATO pipeline. Its advanced vessel and train loading and unloading facilities for liquefied petroleum gases service global chemical producers. The terminal is also adjacent to the largest dedicated bitumen processing plant in Europe with a capacity of 3,300 metric tonnes per day, which is owned by VTTI.

•	History. We acquired the terminal in 2010 and have since updated the terminal to industry standards and expanded its storage capacity.

•	Storage Capacity. The terminal operates 45 tanks, with a total available storage capacity of 4.2 million barrels.

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Accessibility.    The terminal is accessible by ship, barge, road and railway, and has 12 berths with a maximum draft of 46 feet. The terminal also provides a direct connection to the NATO pipeline system and to major European airports.

•	Product Scope. The terminal services, among other products, crude oil, bitumen, gasoil, jet fuel and liquefied petroleum gas, or LPG.

Middle East

The Middle East continues to be one of the largest crude oil production and exporting regions in the world. The region also has significant refining capacity, but like Europe it has shortages and excesses of certain products. Currently, the region has a shortage of gasoline and excess fuel oil and is relatively balanced in diesel fuel. However, significant refining capacity is being developed in the region which we believe will alleviate the gasoline shortage while creating excess diesel fuel. Fujairah plays a key role in balancing the supply and demand in the region given its physical location as a gateway to the Indian Ocean from the Persian Gulf. In addition to its close access to the Middle East, it also serves an outlet to East Africa and South Asia and serves as a consolidation point for fuel oil outlets and the regional bunker markets.

Fujairah Terminal.    Our Fujairah terminal is located in the United Arab Emirates on the gateway between the Indian Ocean and the Persian Gulf and strategically sits in one of the major bunker markets in the world. The terminal’s unique position directly adjacent to the Port of Fujairah’s common user oil berths allows faster product handling rates than at any other terminal in the port. Its berth flexibility and deep draft allow the terminal to accommodate any size and any type of vessel. The facility is connected to the Fujairah Refinery Limited (FRL) refinery, which processes a combination of condensate and heavy crude oil. The refinery is able to process up to 80,000 barrels per day.

•	History. We acquired the terminal in 2007 and expanded it in 2009.

•	Storage Capacity. The terminal operates 47 tanks, with a total available storage capacity of 7.4 million barrels, with 6.7 million barrels net to VTTI’s 90% ownership of the terminal.

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Accessibility.    The terminal is accessible by ship, barge and road, and has 7 berths with a maximum draft of 54 feet. The terminal also provides a direct connection to the pipelines of VHFL and GPSChemoil.

•	Product Scope. The terminal services, among other products, crude oil, jet fuel, naphtha, gasoil, and fuel oil.

Asia

Within the Asian region, Singapore is a regional hub comprising three world class refineries, seven independent oil terminals, five chemical plants and a multitude of floating storage vessels. It is the location at which surpluses from Korea and Taiwan are matched with growing deficits in Malaysia, Vietnam, Indonesia and Australia, and is by far the world’s largest bunker market. Within the region, we expect significant development of refining capacity in countries such as China, and reductions in refining capacity in countries such as Japan and Australia. As a result, we expect that the region as a whole may be balanced in supply and demand, but that intraregional trade will increase.

Johore Terminal.    Our Johore terminal located next to the Asian hub of Singapore is ideally placed to offer regional distribution. Its deep draft berths can receive all tanker sizes including partially-laden Very Large Crude Carriers. Compared to other Singapore terminals, our terminal offers shorter turn-around times as well as product blending at lower operating costs.

•	History. We constructed phase one of the terminal in 2012.

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Storage Capacity.    The terminal operates 41 tanks, with a total available storage capacity of 5.6 million barrels. VTTI is currently in construction of phase two of the terminal, one of our ROFO Assets, scheduled for completion in 2015 to create an additional 1.6 million barrels of storage capacity, bringing total storage capacity upon completion to 7.2 million barrels.

•	Accessibility. The terminal is accessible by ship, barge and road, and has 5 berths with a maximum draft of 56 feet.

•	Product Scope. The terminal services, among other products, gasoline, jet fuel, gasoil, fuel oil and biofuels.

North America

In North America, the U.S. Gulf Coast is the supply and demand hub that serves the region. The surge in U.S. shale oil production over the past five years combined with the U.S. ban on crude oil exports has driven a boom in refined petroleum product exports from the U.S. Gulf Coast. United States petroleum refining capacity is concentrated in Texas and Louisiana and as a result, the U.S. Gulf Coast has experienced a structural excess of gasoline, diesel, LPG and naphtha. While the U.S. Gulf Coast refineries are benefitting from access to lower cost crude oil, other states without refining capacity, including Florida, remain fully dependent on refined petroleum product imports. Due to Florida’s tourist industry and traffic through its international airports and cruise harbors, the state’s demand for transport and marine fuels is one of the highest in the United States.

Seaport Canaveral Terminal.    Our Seaport Canaveral terminal is strategically located on the east coast of Florida to deliver an independent supply of refined petroleum products to the state. With capacity of nearly 3 million barrels of refined petroleum products, it supplies the major airports of the state. A dedicated pipeline also delivers marine fuels to hydrants at the cruise ships terminal, where international cruise lines including Carnival and Norwegian obtain their bunker supplies.

•	History. We constructed the terminal in 2010.

•	Storage Capacity. The terminal operates 24 tanks, with a total available storage capacity of 2.8 million barrels.

•	Accessibility. The terminal is accessible by ship, barge and road, and has 2 berths with a maximum draft of 39 feet. The terminal also has a dedicated pipeline to serve cruise ships at Port Canaveral.

•	Product Scope. The terminal services, among other products, gasoline, jet fuel, gasoil, ethanol, biodiesel and fuel oil.

Customers

We provide storage and terminaling services for a number of major energy industry participants including marketing companies, major integrated oil companies, national oil companies, distributors and chemical and petrochemical companies. In general, the mix of services we provide to our customers varies depending on market conditions, expectations for future market conditions and the overall competitiveness of our service offerings. As of March 31, 2014, our top five customers, including Vitol, represented over 94% of our revenue. As of March 31, 2014, Vitol represented 79% of our revenue, with no other customers accounting for more than 10% of our revenue.

Contracts

Our terminals contract with customers to provide terminaling services, for which they charge (1) storage and throughput fees and (2) excess throughput and ancillary services fees, as described above under “—Our Operations”. The terminaling services agreements at our terminals typically have terms of 3 to 5 years. Our general contracting philosophy at our terminals is to commit a high percentage of our available storage capacity to multi-year terminaling services agreements at attractive rates, while simultaneously contracting for terminal services with non-storage customers based on throughput volumes. Although our customers have the ability to terminate their contracts with us after the expiration of a required notice period, our longstanding relationships with our customers help mitigate this risk and historically have provided stable revenue. Our terminaling services agreements with Vitol, a 50% shareholder in VTTI, represent approximately 76% and 79% of our revenue as of the year ended December 31, 2013 and the three months ended March 31, 2014, respectively.

A standard terminaling services agreement specifies the customer’s products that will be serviced and describes the key terminal infrastructure that will be utilized. The contract indicates any costs that will be incurred in addition to the storage, throughput and ancillary service fees, such as port fees, cleaning fees or customs clearance fees. Product acceptance criteria are included, stating the terminal’s right to refuse to receive cargo that is considered hazardous. The contract specifies the terminal’s responsibility in case of product loss, noting that the title and risk of products always remains with the customer. General terms and conditions are attached as an annex to the contract and address issues not explicitly contained in the agreement. Such general terms and conditions include:

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force majeure provisions which specify that VTTI will not be required to fulfill its obligations during and after events such as natural disasters, strikes, wars, and any other circumstances that VTTI could not reasonably have avoided, prevented or forestalled;

•	entry rights that give VTTI the ability to inspect the terminals and perform maintenance and repair operations;

•	limitations of liability that specify that VTTI is not liable for any damage to or loss of goods before those goods are at the premises or after the goods have left the premises; and

•	liability caps which limit VTTI’s liability to the maximum amount equal to the current value of whatever was damaged, lost or destroyed at the date of damage, loss or destruction.

These terms often follow industry standards as defined by the Association of Independent Tank Storage Companies, but are sometimes tailored to meet the needs of a particular customer, particularly when the contract is for services at our non-European terminals.

While we believe that each of our terminals will be contracted for the foreseeable future at a rate not less than the respective rate in effect as of the date of this prospectus, pursuant to the omnibus agreement, VTTI will guarantee the rates of certain capacity currently contracted by Vitol for a specified period of time after the Vitol terminaling services agreements expire, resulting in an overall average contract tenor as of June 30, 2014, of more than four years. For more on this guarantee arrangement, see “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement—Guarantees”.

Competition

Many major energy and chemical companies own extensive terminal storage facilities. Although such terminals often have the same capabilities as terminals owned by independent operators, they generally do not provide terminaling services to third parties. In many instances, major energy and chemical companies that own storage and terminaling facilities are also significant customers of independent terminal operators. Such energy companies typically have strong demand for independent terminals such terminals have more cost-effective locations near key transportation links, such as deep-water ports. Major energy and chemical companies also need independent terminal storage when their own storage facilities are inadequate, either because of size constraints, the nature of the stored material or specialized handling requirements.

Independent terminal operators compete based on terminal location, flexibility of infrastructure, quality of service and price. A strategically located terminal will have sufficient water depth for the different sizes of vessels that call at the terminal. It will also have excellent logistics connectivity to the hinterland via barge, pipeline, rail and/or truck, thereby giving customers the possibility of employing the most cost-effective and efficient transportation mode. Most importantly, an ideally located terminal will provide easy access to demand markets as well as to supply and pricing centers.

Terminal flexibility is a function of the operator’s ability to offer their customers a high degree of interconnectivity and physical integration with the refinery and petrochemical complexes. These operators endeavor to offer their customers multiple modes of transportation for their products, invest in advanced blending and loading technology, and maintain high capacity throughput and storage equipment, such as tanks, pumps and berths, in order to provide customers with maximum flexibility and optionality in response to their business objectives.

Providing high quality of service is key for an operator to distinguish itself and maintain long-term customer relationships. Key areas of service differentiation for an operator include its ability to offer clients tailor-made solutions and its operating standards. An operator’s logistics capabilities are equally important, enabling optimal flexibility to a variety of products in the most cost efficient manner. Given the high value of the products being stored, service reliability is a critical differentiation among independent terminal operators.

Significant barriers to entry into the terminaling industry reduce pricing pressure from new entrants. Customers are also attracted to operators that can provide stable pricing over long contract periods. These term contract storage prices are typically inflation-linked with annual or periodic resets.

Environmental and Occupational Safety and Health Regulation

General

Our operation of terminals and associated facilities in connection with the storage and transportation of gasoline, aviation gasoline, jet fuel, distillates, fuel oil, carbon black, asphalt and crude is subject to extensive and frequently changing international, federal, state and local laws and regulations relating to the protection of the environment. Compliance with these laws and regulations may require the acquisition of permits to conduct regulated activities; restrict the type, quantities and concentration of pollutants that may be emitted or discharged into the air or stormwater system; the handling and disposal of solid and hazardous wastes; apply specific health and safety criteria addressing worker protection and the public welfare; and require remedial measures to mitigate pollution from former and ongoing operations.

Our operations in Europe, the United Arab Emirates, and Malaysia may also be subject to laws regarding hazardous substances and wastes, air emissions, GHGs, water discharges, and worker safety laws, among others. Similarly, in the United States, our business is also subject to laws regarding hazardous waste disposal and contamination, air emissions, water discharges, and worker safety, among others.

Industry compliance with existing and anticipated environmental laws and regulations increases our overall cost of business, including our capital costs to construct, maintain, operate and upgrade equipment and facilities. However, while these laws and regulations may affect our maintenance capital expenditures and net income, we believe they do not affect our competitive position, as the operations of our competitors are similarly affected.

We believe our facilities are in substantial compliance with applicable environmental laws and regulations. However, these laws and regulations are subject to frequent change by regulatory authorities, and continued or future compliance with such laws and regulations, or changes in the interpretation of such laws and regulations, may require us to incur significant expenditures. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of remedial obligations, and the issuance of injunctions that may limit or prohibit some or all of our operations. Additionally, a discharge of hydrocarbons into the environment could, to the extent the event is not insured, subject us to substantial expenses, including costs to comply with applicable laws and regulations and to resolve claims made by third parties for claims for personal injury and property damage. These impacts could directly and indirectly affect our business, and have an adverse impact on our financial position, results of operations, and liquidity.

Climate Change

There is a growing belief that emissions of greenhouse gases, or GHGs, such as carbon dioxide and methane, may be linked to climate change. Climate change and the costs that may be associated with its impacts and the regulation of GHGs have the potential to affect our business in many ways, including negatively impacting the costs we incur in providing our services and the demand for our services (due to change in both costs and weather patterns). In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the Kyoto Protocol, entered into force. Many of the countries in which we do business (but not the United States) ratified the Kyoto Protocol, and we have been subject to its requirements, particularly in the European Union. The first commitment period of the Kyoto Protocol ended in 2012, and in December 2009, many nations (including the United States), entered into the Copenhagen Accord, which may result in a new international climate change treaty in the future. If so, we may become subject to different and more restrictive regulation on climate change to the extent the countries in which we do business implement such a new treaty. Further, it is not clear yet what countries in EU (or the U.S.) may do to implement the Copenhagen Accord or subsequent commitment periods under the Kyoto Protocol.

In the Netherlands and other European countries, we are subject to the requirements of the Kyoto Protocol and associated regulations, and a permit must be obtained in order to emit greenhouse gases or conduct air polluting activities. EU member states are also subject to targets set by the EU to reduce greenhouse gas emissions.

In the U.S., the United States EPA has adopted regulations regarding climate change applicable to the oil and gas industry, as well as certain reporting requirements. Some individual states have also adopted related requirements, but not the state of Florida where we have our U.S. facility. Our facility in Florida does not trigger any material requirements (and does not trigger GHG reporting) under current EPA regulations.

We are also in compliance with the relevant regulations in other countries in which we operate, including Malaysia and United Arab Emirates, and we do not view ongoing compliance to impose material costs or risks to our business.

Although it is not possible at this time to accurately estimate how potential future laws or regulations addressing GHG emissions would impact our business, any future international or federal laws or implementing regulations that may be adopted to address GHG emissions could require us to incur increased operating costs and could adversely affect demand for the refined petroleum products and crude oil we store. The potential increase in the costs of our operations resulting from any legislation or regulation to restrict emissions of GHGs could include new or increased costs to operate and maintain our facilities, install new emission controls on our facilities, acquire allowances to authorize our greenhouse gas emissions, pay any taxes related to our GHG emissions and administer and manage a GHG emissions program. While we may be able to include some or all of such increased costs in the rates charged for our services, such recovery of costs is uncertain. Moreover, incentives to conserve energy or use alternative energy sources could reduce demand for our services. We cannot predict with any certainty at this time how these possibilities may affect our operations. Many scientists have concluded that increasing concentrations of GHGs in the Earth’s atmosphere may produce climate change that could have significant physical effects, such as increased frequency and severity of storms, droughts, and floods and other climatic events; if such effects were to occur, they could have an adverse effect on our operations.

Hazardous Substances and Wastes

The environmental laws and regulations affecting our operations relate to the release of hydrocarbons or hazardous materials into soils, groundwater, and surface water, and also include measures to control pollution of the environment. These laws and regulations generally govern the generation, storage, treatment, transportation, and disposal of solid and hazardous waste. They also require corrective action, including investigation and remediation, at a facility where such waste may have been released or disposed.

Environmental law in the Netherlands and other European countries, largely influenced by EU law, require a permit for certain waste activities and contains regulations for the prevention of new soil contamination and remediation of historic soil contamination. Non-compliance with certain environmental laws in the EU can constitute a criminal offense. Administrative sanctions can be imposed, costs can be reclaimed and polluters can be required to pay compensation and clean-up fees.

In the United States, the federal Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, which is also known as Superfund, and comparable state laws, impose joint and several liability, without regard to fault or to the legality of the original conduct, on certain classes of persons that contributed to the release of a “hazardous substance” into the environment, including the owner or operator of the site where the release occurred and companies that generated and arranged for the disposal of hazardous waste at such locations. Similarly, hazardous waste management in the U.S. is governed by the federal Resource Conservation and Recovery Act, or RCRA, and comparable state statutes. We are not currently required to comply with a substantial portion of the RCRA requirements because our operations generate minimal quantities of RCRA hazardous wastes. However, it is possible that additional wastes, which could include wastes currently generated during operations, will in the future be designated as “hazardous wastes” subject to the RCRA requirements; such wastes are subject to more rigorous and costly disposal requirements than are non-hazardous wastes. Our U.S. operations may generate waste that falls within the CERCLA and RCRA definitions of a “hazardous waste” or “hazardous substance” and, as a result, may impose costs on our U.S. operations for managing or remediating releases of such materials.

We are also in compliance with the relevant regulations in other countries in which we operate, including Malaysia and United Arab Emirates, and we do not view ongoing compliance to impose material costs or risks to our business.

Air Emissions

Our operations in most jurisdictions in which we operate are subject to various regulatory programs governing emissions of air pollutants from various industrial sources. These programs generally impose permitting, monitoring and reporting requirements on our operations. Such laws and regulations may require that we obtain pre-approval for the construction and or modification of certain projects or facilities expected to produce air emissions or result in the increase of existing air emissions, obtain and comply with air permits containing various emissions and operational limitations, and use specific emission control technologies to limit emissions. While we may be required to incur certain capital expenditures in the future for air pollution control equipment in connection with obtaining and maintaining operating permits and approvals for air emissions, we do not believe that our operations will be materially adversely affected by such requirements, and the requirements are not expected to be any more burdensome to us than to any other similarly situated companies in such jurisdictions.

In the Netherlands and other European countries, a permit must be obtained in order to emit greenhouse gases or conduct air polluting activities. EU member states are also subject to targets set by the EU to reduce greenhouse gas emissions.

In the U.S., our operations are subject to the federal Clean Air Act and related and delegated state air quality requirements, including permitting and monitoring requirements. In the U.S., the relevant regulations also address new source performance standards and hazardous air pollutant emissions, which may require us to install emission controls on various equipment at our U.S. facility.

We are also in compliance with the relevant regulations in other countries in which we operate, including Malaysia and United Arab Emirates, and we do not view ongoing compliance to impose material costs or risks to our business.

Water

We are subject to laws protecting water, including the discharge of pollutants into waters, the discharge of oil into waters, and requirements protecting against spills, among others. These programs generally impose permitting, monitoring, and reporting requirements on our operations. While we may be required to incur certain capital expenditures in the future for water-related equipment and processes in connection with obtaining and maintaining operating permits and approvals, we do not believe that our operations will be materially adversely affected by such requirements, and the requirements are not expected to be any more burdensome to us than to any other similarly situated companies in such jurisdictions.

In the Netherlands and other European countries, EU law regulates the management of surface water and groundwater. Such law requires a permit for any activity that could impact either the quality or quantity of surface or subsurface water, including to discharge certain materials into such waters.

In the United States, regulations include the Federal Water Pollution Control Act, known as the Clean Water Act, the Oil Pollution Act and analogous state laws that impose restrictions and strict controls regarding the discharge of pollutants into state waters as well as waters of the U.S. and construction activities in waters and wetlands. Certain state regulations and the general permits issued under the Federal National Pollutant Discharge Elimination System program prohibit the discharge of pollutants and chemicals. The Oil Pollution Act, which protects against the discharge of oil in harmful quantities to navigable waters, requires spill prevention, control and countermeasure plans that help prevent the contamination of regulated waters in the event of a hydrocarbon tank spill, rupture or leak. In addition, the Clean Water Act and analogous state laws require individual permits or coverage under general permits for discharges of storm water runoff from certain types of facilities. Federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with discharge permits or other requirements of the Clean Water Act and analogous state laws and regulations.

We are also in compliance with the relevant regulations in other countries in which we operate, including Malaysia and United Arab Emirates, and we do not view ongoing compliance to impose material costs or risks to our business.

We believe that compliance with existing permits and compliance with foreseeable new permit requirements will not have a material adverse effect on our financial condition, results of operations or cash flow.

Occupational Safety and Health

We are subject to the requirements of laws protecting worker health and safety. These programs generally impose minimum standards, permitting, monitoring, and reporting requirements on our operations. While we may be required to incur certain capital expenditures in the future to address health and safety issues, we do not believe that our operations will be materially adversely affected by such requirements, and the requirements are not expected to be any more burdensome to us than to any other similarly situated companies in such jurisdictions.

In the Netherlands, the Working Conditions Act provides health and safety regulations and is complemented by the Working Conditions Decree, Regulations and Guidelines.

In the United States, the applicable law is the Occupational Safety and Health Act, or OSHA, and comparable state statutes. In addition, the OSHA hazard communication standard requires that information be maintained about hazardous materials used or produced in operations and that this information be provided to employees, state, and local government authorities and citizens.

We are also in compliance with the relevant regulations in other countries in which we operate, including Malaysia and United Arab Emirates, and we do not view ongoing compliance to impose material costs or risks to our business.

We believe that our operations are in substantial compliance with applicable worker health and safety requirements, including general industry standards, record keeping requirements, and monitoring of occupational exposure to regulated substances.

Title to Properties and Permits

Our general partner believes that it has obtained or will obtain sufficient third-party consents, permits, and authorizations for the transfer of the assets necessary for us to operate our business in all material respects as described in this prospectus. With respect to any consents, permits, or authorizations that have not been obtained, our general partner believes that these consents, permits, or authorizations will be obtained after the closing of this offering, or that the failure to obtain these consents, permits, or authorizations will not have a material adverse effect on the operation of our business.

Our general partner believes that we will have satisfactory title to all of the assets that will be contributed to us at the closing of this offering. We will be entitled to indemnification from VTTI and the selling unitholder under the omnibus agreement that we and our general partner will enter into with VTTI and the selling unitholder for certain title defects and for failures to obtain certain consents and permits necessary to conduct our business. Record title to some of our assets may continue to be held by affiliates of VTTI until we have made the appropriate filings in the jurisdictions in which such assets are located and obtained any consents and approvals that are not obtained prior to transfer. We will make these filings and obtain these consents upon completion of this offering. Although title to these properties is subject to encumbrances in some cases, such as customary interests generally retained in connection with acquisition of real property, liens that can be imposed in some jurisdictions for government-initiated action to clean up environmental contamination, liens for current taxes and other burdens, and easements, restrictions, and other encumbrances to which the underlying properties were subject at the time of acquisition by us, we believe that none of these burdens will materially detract from the value of these properties or from our interest in these properties or materially interfere with their use in the operation of our business.

Safety and Maintenance

We have a corporate health and safety program to govern the way we conduct our operations at each of our facilities. Each of our employees are required to understand and follow our health and safety plan and have the necessary OSHA training for certain tasks performed at our facilities. We perform preventive and normal maintenance on all of our storage tanks, terminals and systems and make repairs and replacements when necessary or appropriate. We also conduct routine and required inspections of those assets in accordance with applicable regulation. At our terminals, the tanks are equipped with internal floating roofs to minimize regulated emissions and prevent potentially flammable vapor accumulation.

Our terminal facilities have response plans, spill prevention and control plans, and other programs in place to respond to emergencies. Our truck and rail loading racks are protected with firefighting systems in line with the rest of our facilities. We continually strive to maintain compliance with applicable air, solid waste, and wastewater regulations.

Seasonality

The refined petroleum products and crude oil throughput in our terminals is directly affected by the level of supply and demand for refined petroleum products and crude oil in the markets served directly or indirectly by our assets, which can fluctuate seasonally, particularly due to seasonal shutdowns of refineries during the spring months. Because a high percentage of our cash flow is derived from fixed storage services fees under multi-year contracts, our revenues are not generally seasonal in nature, nor are they typically affected by weather and price volatility.

Insurance

Our global operations and assets are insured under a global insurance program administered by VTTI and placed with international insurers of at least a Standard & Poor’s “A-” rating. The program covers our terminals and related assets, and the liabilities of both the terminals and VTTI. The major elements of this program are property damage, business interruption, terrorism and political violence, and third-party liability, including that of terminal operators. Environmental impairment insurance is also in place for the United States and European terminals, and directors’ and officers’ liability insurance is in place at both our parent and operating company levels. Each terminal additionally maintains local insurances, including automobile, healthcare and other insurances required by the respective jurisdiction.

The premiums for the global insurance program are charged to the terminals directly, with the exception of the insurance for terrorism and political violence, which is charged to VTTI. Premiums are allocated based on the insured values, history of claims and type of risk. Our management believes that the amount of coverage provided is reasonable and appropriate for our type of business.

Properties

Other than our terminals, we do not own any material property.

Legal Proceedings

We have not been involved in any legal proceedings that we believe may have a significant effect on our business, financial position, results of operations or liquidity, and we are not aware of any proceedings that are pending or threatened that may have a material effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally property damage and personal injury claims. We expect that these claims would be covered by insurance, subject to customary deductibles. However, those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Taxation of the Partnership

Certain of our subsidiaries are subject to taxation in the jurisdictions in which they are organized, conduct business or own assets. We intend that our business and the business of our subsidiaries will be conducted and operated in a tax efficient manner. However, we cannot assure this result as tax laws in these or other jurisdictions may change or we may enter into new business transactions relating to such jurisdictions, which could affect our tax liability. We have minimized this risk to the extent possible by obtaining confirmation from HM Revenue & Customs and an Advance Tax Ruling from the Dutch tax authorities.

Marshall Islands

Because we and our subsidiaries do not and do not expect to conduct business or operations in the Republic of the Marshall Islands, neither we nor our subsidiaries will be subject to income, capital gains, profits or other taxation under current Marshall Islands law. As a result, distributions VTTI Holdings receives from VTTI Operating, distributions VTTI Operating receives from the Holding Companies and distributions we receive from VTTI Holdings are not expected to be subject to Marshall Islands taxation.

Netherlands

We hold the equity interests in our Holding Companies through a Dutch resident company, VTTI MLP B.V. Pursuant to the participation exemption rules, as set forth in the Dutch corporate income tax act, dividends derived by VTTI MLP B.V. from our Holding Companies and capital gains realized by VTTI MLP B.V. on the disposal of shares in these Holding Companies will be exempt from Dutch taxation if, on a continuous basis, at least one of the qualifying tests in the participation exemption rules (i.e., intention test, asset test or subject-to-tax test) is fulfilled. Based on how we and our Operating Companies envisage to conduct business and perform operations we believe that VTTI MLP B.V. should fulfill, on a continuous basis, the intention test in relation to its Holding Companies. We have also obtained an Advance Tax Ruling from the Dutch tax authorities confirming such tax treatment. See “Non-United States Tax Consequences—Netherlands Tax Consequences—Advance Tax Ruling”.

We believe that dividend distributions and repayments of equity made by VTTI MLP B.V. to its shareholder VTTI MLP Holdings Ltd should be exempt from Dutch dividend withholding tax. We have also obtained an Advance Tax Ruling from the Dutch tax authorities confirming such tax treatment. See “Non-United States Tax Consequences—Netherlands Tax Consequences—Advance Tax Ruling”.

United Kingdom

We have obtained confirmation from HM Revenue & Customs that we should be treated as a partnership, and thus generally transparent, for U.K. tax purposes. Accordingly, although we will be managed and controlled in the United Kingdom, we should not be subject to U.K. tax in our own name, but rather any unitholders (as partners in that partnership), who are otherwise subject to U.K. tax, will be taxed on their share of our profits.

Our general partner and VTTI Holdings expect to be resident in the United Kingdom for U.K. taxation purposes. Nonetheless, these companies are expected primarily to earn dividend income from our controlled affiliates, which should be exempt from U.K. taxation.

United States

We have elected to be treated as a corporation for U.S. federal income tax purposes. As a result, we will be subject to U.S. federal income tax to the extent we earn income from U.S. sources or income that is treated as effectively connected with the conduct of a trade or business in the United States unless such income is exempt from tax under an applicable treaty. Because our U.S. assets are owned by a Delaware corporation the stock of which we hold through subsidiaries resident in the Netherlands, we expect that we will qualify for a reduction of U.S. federal income tax on any U.S. source dividend income we earn by virtue of the application of the U.S.-Netherlands Tax Treaty, and we intend to take this position for U.S. federal income tax purposes.

Other Jurisdictions and Additional Information

We directly and indirectly own or control various additional subsidiaries that are subject to taxation in other jurisdictions. For additional information regarding the taxation of our subsidiaries, see note 13 of our combined consolidated carve-out financial statements included elsewhere in this prospectus.

MANAGEMENT

Management of VTTI Energy Partners LP

We are managed by the directors and executive officers of our general partner, VTTI Energy Partners GP LLC. Our general partner is not elected by our unitholders and will not be subject to re-election by our unitholders in the future. VTTI indirectly owns all of the membership interests in our general partner. Our general partner has a board of directors, and our unitholders are not entitled to elect the directors or directly or indirectly to participate in our management or operations. Our general partner will be liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are made specifically nonrecourse to it. Whenever possible, we intend to incur indebtedness that is nonrecourse to our general partner.

All of the executive officers of our general partner also currently serve as executive officers of VTTI, are employed by VTTI Services, and will provide services to VTTI Holdings. All references in this prospectus to “our officers” include those officers of VTTI who perform executive officer functions for our benefit. Our officers may face a conflict regarding the allocation of their time between our business and the other business interests of VTTI. Initially, we estimate that our officers will devote approximately 75% of their time to the management of our business. However, the amount of time our officers will allocate between our business and the business of VTTI will vary from time to time depending on various circumstances and the needs of the businesses, such as the level of strategic activities of the businesses. Our officers intend to devote as much time to the management of our business and affairs as is necessary for the proper conduct of our business and affairs. VTTI Operating and its subsidiaries will employ most of the personnel who work at our terminaling facilities.

Following the closing of this offering, we expect that our general partner will have at least seven directors. VTTI will appoint all members to the board of directors of our general partner. In accordance with the NYSE’s phase-in rules, the board of directors of our general partner will have at least one independent director on the date that our common units are first listed on the NYSE and three independent directors within one year of that date. The board of directors of our general partner has determined that each of Mr. Paul Govaart and Mr. Thomas Leaver, our director nominees, are independent under the independence standards of the NYSE.

Director Independence

After the consummation of this offering, we will be a “foreign private issuer” under the securities laws of the United States and the rules of the NYSE. Under U.S. securities laws, “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Under NYSE rules, a “foreign private issuer” is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the NYSE permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the NYSE. Additionally, because we will be a publicly traded partnership, the NYSE does not require us to have, and we will not have, a majority of independent directors on our general partner’s board of directors or to establish a compensation committee or a nominating and corporate governance committee. Accordingly, unitholders will not have the same protections afforded to certain corporations that are subject to all of the NYSE corporate governance requirements. We are, however, required to have an audit committee of at least three members within one year of the date our common units are first listed on the NYSE, and all of our audit committee members are required to meet the independence and financial literacy tests established by the NYSE and the Exchange Act.

Committees of the Board of Directors

The board of directors of our general partner will have an audit committee and a conflicts committee, and may have such other committees as the board of directors shall determine from time to time. Each of the standing committees of the board of directors will have the composition and responsibilities described below.

Audit Committee

At least three independent members of the board of directors of our general partner will serve as members of our audit committee. At the closing of the offering, our audit committee will initially be comprised of two directors, Mr. Govaart and Mr. Leaver. Our audit committee will assist the board of directors in its oversight of the integrity of our financial statements and our compliance with legal and regulatory requirements and corporate policies and controls. Our audit committee will have the sole authority to retain and terminate our independent registered public accounting firm, approve all auditing services and related fees and the terms thereof, and pre-approve any non-audit services to be rendered by our independent registered public accounting firm. Our audit committee will also be responsible for confirming the independence and objectivity of our independent registered public accounting firm. Our independent registered public accounting firm will be given unrestricted access to our audit committee.

Conflicts Committee

At least two members of the board of directors of our general partner will serve on our conflicts committee to review specific matters that may involve conflicts of interest in accordance with the terms of our partnership agreement. Our conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us. The members of our conflicts committee may not be officers or employees of our general partner or directors, officers, or employees of its affiliates, and must meet the independence and experience standards established by the NYSE and the Exchange Act to serve on an audit committee of a board of directors. In addition, the members of our conflicts committee may not own any interest in our general partner or any interest in us or our subsidiaries other than common units or awards under our incentive compensation plan. Any matters approved by our conflicts committee will be presumed to have been approved in good faith, will be deemed to be approved by all of our partners and will not be a breach by our general partner of any duties it may owe us or our unitholders.

Directors, Director Nominees and Executive Officers of VTTI Energy Partners GP LLC

Directors are elected by the selling unitholder, a wholly-owned subsidiary of VTTI, in its capacity as the sole member of our general partner, and hold office until their successors have been elected or qualified or until their earlier death, resignation, removal or disqualification. Executive officers are appointed by, and serve at the discretion of, the board of directors. The following table shows information for the directors, director nominees and executive officers of VTTI Energy Partners GP LLC. The business address for each of our directors, director nominees and executive officers is 25-27 Buckingham Palace Road, London, SW1W 0PP, United Kingdom.

Name	Age	Position with our General Partner
Mr. Robert Nijst	50	Chief Executive Officer
Mr. Rubel Yilmaz	42	Chief Financial Officer, Head of Business Development and Strategy
Mr. Javed Ahmed	45	Director
Mr. Christopher Paul Bake	50	Director
Mr. Nasarudin Md Idris	59	Director
Mr. Yang Chien Yee	46	Director
Mr. Paul Govaart	66	Director Nominee
Mr. Thomas Leaver	62	Director Nominee

Robert Nijst has been the chief executive officer of our general partner since June 19, 2014 and has been the chief executive officer of VTTI since 2006. Prior to joining VTTI, Mr. Nijst spent 14 years at VOPAK and predecessor companies, most recently serving as president of VOPAK’s Oil Europe and Middle East division. Mr. Nijst holds a degree in economics from Erasmus University in Rotterdam and a Master’s Degree in Business Administration from IMD Lausanne.

We and the board of our general partner believe that Mr. Nijst’s experience, knowledge, skills, expertise, and his knowledge of our operations and effectiveness of our business strategies provide valuable perspective to our board and add significant value. Additionally, Mr. Nijst’s experience as the chief executive officer of VTTI, as well as a number of executive positions with VOPAK, is integral to our board’s assessment of our business opportunities and strategic options.

Rubel Yilmaz has been the chief financial officer of our general partner since June 19, 2014. Mr. Yilmaz joined VTTI in November 2007 and worked in management of the Ventspils and Amsterdam terminals until his election as chief financial officer of VTTI in July 2009. Prior to his positions with VTTI, Mr. Yilmaz served in several finance positions at Unilever for eleven years. Mr. Yilmaz holds a degree in economics from the University of Groningen in the Netherlands.

Javed Ahmed is the Head of Acquisitions and Investments for the Vitol Group, where he is responsible for overseeing Vitol’s investment activity, with an emphasis on midstream and downstream energy infrastructure. Mr. Ahmed is a board member of VTTI, Vivo Energy, and VPI Holding Limited and previously served as a board member of Ventspils Nafta and Blueknight Energy Partners, L.P. Prior to joining Vitol in 2009, Mr. Ahmed was a Managing Director at Morgan Stanley and the Head of Acquisitions and Structured Transactions for Morgan Stanley’s Commodities Group (“MSCG”). He also served on the board of Heidmar Holdings LLC and Transmontaigne Partners L.P. Mr. Ahmed was with Morgan Stanley from 1997-2009. Mr. Ahmed holds a degree in Economics and Mathematics from Yale University and a JD/MBA from Harvard University.

Christopher Paul Bake is the Managing Director of Vitol Dubai, a member of the Vitol Group Board of Directors and a Director of VTTI. Mr. Bake established Vitol’s Dubai office in 2006 and was instrumental in creating Oman Trading International, a joint venture between Vitol and Oman Oil Company, and in managing the acquisition of the Fujairah Refinery, which is one of Vitol’s key assets in the region. During his tenure at Vitol, Mr. Bake has served in Vitol’s offices in Bahrain, London, Buenos Aires and Houston, and held several global leadership positions, including Director of the Bahrain office and Head of the global gasoline trading portfolio. Prior to joining Vitol in 1995, Mr. Bake worked for BP and Phibro, a subsidiary of Salomon Brothers. Mr. Bake holds a degree in International Business and Marketing from the University of Texas.

Nasarudin Md Idris, who has over twenty years of experience in the oil and gas sector, was appointed the President and Chief Executive Officer of MISC Berhad in June 2010. Prior to serving as the President of MISC Berhad, Mr. Idris served as a Non-Independent, Non-Executive Director of MISC Berhad starting in 2004. Mr. Idris is also the Chairman of several major subsidiaries within the MISC Group including Malaysia Marine, Heavy Engineering Holdings Berhad and AET Tanker Holdings Sdn. Bhd. In 1978, Mr. Idris joined Petronas and has held various positions within the Petronas Group including Vice President, Corporate Planning and Development, Group Chief Executive Officer of KLCC Holdings Berhad, Executive Assistant to the President/CEO, General Manager of Marketing of Petronas Dagangan Berhad and various other roles. Mr. Idris holds a Bachelor of Arts from the University of Malaya and an MBA from Brunel University. Mr. Idris also attended the Stanford Executive Program at Stanford University.

Yang Chien Yee has ten years of experience in both direct shipping and research and investment banking and was appointed the Chief Operating Officer of MISC Berhad in July of 2013. Mr. Yee also served within MISC Berhad from 2001 to 2003 where he was involved in the acquisition of subsidiary AET and from 2005 to 2008 as the Group Vice President of Corporate Planning for AET. He has also been serving as the Vice President of Corporate Planning and Development since 2008. Mr. Yee also sits on the board of several major subsidiaries of the MISC Group including Malaysia Marine and Heavy Engineering Holdings Berhad and AET Tanker Holdings Sdn. Bhd. Prior to his current positions, Mr. Yee began his career as an auditor in 1990 before progressing towards equity research and investment banking with various financial institutions during a period of 10 years. He has since focused mainly on corporate planning work specialising in strategic planning, mergers and acquisitions and risk management. Mr. Yee holds a double degree in Financial Accounting/Management and Economics from the University of Sheffield.

Paul Govaart is an independent strategy consultant and has served as non-executive director on several companies’ boards of directors, including Broströms AB, Dockwise Transport B.V., Flinter Groep B.V. and several Royal Vopak NV entities. From 1970 to 2010, Mr. Govaart worked for Royal Vopak NV which operates 84 terminals in 31 countries worldwide. During his career with Vopak, Mr. Govaart held various management positions such as member of the Executive Board, President of Asia and Senior Vice President of Strategy Management. Mr. Govaart holds degrees in Business Economics and Industrial Engineering from The Hague University. Mr. Govaart has also completed an Advanced Management Program from Insead Business School, a Non-Executive Director program from the University of Rotterdam and the Specialized Executive Master Consulting and Coaching for Change program from HEC Paris and Saïd Business School of the University of Oxford. We expect that Mr. Govaart will become a member of the board of directors of our general partner upon the listing of our common units on the NYSE.

Thomas Leaver has over thirty years of experience in international oil trading, including in refining, marine terminal operations and marine transportation. Mr. Leaver served as Chief Executive Officer of Dubai Mercantile Exchange from 2008 to 2012. Prior to joining the Dubai Mercantile Exchange, Mr. Leaver served as President of TransCanada International Petroleum Ltd. and Managing Director of Neste Oil. Mr. Leaver also worked as an external consultant for McKinsey & Company, Inc. from 2001 to 2004 and in 2013 where he advised national and international oil companies in the Middle East, Europe and Asia on best trading practices, asset optimization, feedstock optimization and best risk-management practices. Mr. Leaver also served as a member of the United Arab Emirates Advisory Council for the Chartered Institute for Securities and Investment. Mr. Leaver holds a degree in Economics and Accounting from the University of California, Berkley. We expect that Mr. Leaver will become a member of the board of directors of our general partner upon the listing of our common units on the NYSE.

Board Leadership Structure

The board of directors of our general partner has no policy with respect to the separation of the offices of chairman of the board of directors and chief executive officer. Instead, that relationship is defined and governed by the amended and restated limited liability company agreement of our general partner, which permits the same person to hold both offices. Directors of the board of directors of our general partner are designated or elected by VTTI. Accordingly, unlike holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business or governance, subject in all cases to any specific unitholder rights contained in our partnership agreement.

Board Role in Risk Oversight

Our corporate governance guidelines will provide that the board of directors of our general partner is responsible for reviewing the process for assessing the major risks facing us and the options for their mitigation. This responsibility will be largely satisfied by our audit committee, which is responsible for reviewing and discussing with management and our registered public accounting firm our major risk exposures and the policies management has implemented to monitor such exposures, including our financial risk exposures and risk management policies.

Reimbursement of Expenses of Our General Partner

Our general partner will not receive compensation from us for any services it provides on our behalf, although it will be entitled to reimbursement for expenses incurred on our behalf.

Executive Compensation

Neither we nor our general partner employ any of the individuals who serve as executive officers of our general partner and are responsible for managing our business. Our general partner’s executive officers are employed by VTTI Services and will be made available to VTTI Holdings pursuant to the terms of a secondment agreement that VTTI Services will enter into with VTTI Holdings upon completion of this offering. Pursuant to the applicable provisions of the secondment agreement, VTTI Holdings will, on a cost-plus basis, reimburse VTTI Services for the costs that it incurs in providing compensation and benefits to its employees who provide services to us and our affiliates, including the executive officers of our general partner. See “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Secondment Agreement”.

Following the consummation of this offering, we expect that our executive officers will remain employed with VTTI Services and that they will continue to have responsibilities that are unrelated to our business. Our executive officers have not previously, and did not during 2013, receive any separate amounts of compensation for their services for our business. Following the completion of this offering, except with respect to awards that may be granted under our Long-Term Incentive Plan, which is described below, they will not receive separate amounts of compensation for their services as executive officers of our general partner. For fiscal year 2013, we estimate that approximately $2.1 million would have been allocated as a cost to us and our affiliates for the services of our general partner’s executive officers under the terms of the secondment agreement between VTTI Services and VTTI Holdings had such agreement been in effect during such time.

Our Long-Term Incentive Plan

Prior to the consummation of this offering, our general partner intends to adopt the VTTI Energy Partners LP 2014 Long-Term Incentive Plan, or the LTIP, for officers, directors and employees of our general partner or its affiliates, and any consultants, affiliates of our general partner or other individuals who perform services for us. Our general partner may issue our executive officers and other service providers long-term equity based awards under the LTIP. These awards will be intended to compensate the recipients based on the performance of our common units and the recipient’s continued service during the vesting period, as well as to align recipients’ long-term interests with those of our unitholders. The LTIP will be administered by the board of directors of our general partner or any committee thereof that may be established for such purpose or to which the board of directors or such committee may delegate such authority, subject to applicable law. All determinations with respect to awards to be made under our LTIP will be made by the plan administrator and we will be responsible for the cost of awards granted under our LTIP. The following description reflects the terms that are currently expected to be included in the LTIP.

General. The LTIP will provide for the grant, from time to time at the discretion of the plan administrator or any delegate thereof, subject to applicable law, of unit awards, restricted units, phantom units, unit options, unit appreciation rights, distribution equivalent rights, profits interest units and other unit-based awards. The purpose of awards under the LTIP is to provide additional incentive compensation to employees and other individuals providing services to us, and to align the economic interests of such employees and individuals with the interests of our unitholders. The plan administrator may grant awards under the LTIP to reward the achievement of individual or partnership performance goals; however, no specific performance goals that might be utilized for this purpose have yet been determined. In addition, the plan administrator may grant awards under the LTIP without regard to performance factors or conditions. The LTIP will limit the number of units that may be delivered pursuant to vested awards to 4,100,000 common units, subject to proportionate adjustment in the event of unit splits and similar events. Common units subject to awards that are cancelled, forfeited, withheld to satisfy exercise prices or tax withholding obligations or otherwise terminated without delivery of the common units will be available for delivery pursuant to other awards.

Restricted Units and Phantom Units. A restricted unit is a common unit that is subject to forfeiture. Upon vesting, the forfeiture restrictions lapse and the recipient holds a common unit that is not subject to forfeiture. A phantom unit is a notional unit that entitles the grantee to receive a common unit upon the vesting of the phantom unit or on a deferred basis upon specified future dates or events or, in the discretion of the plan administrator, cash equal to the fair market value of a common unit. The plan administrator may make grants of restricted and phantom units under the LTIP that contain such terms, consistent with the LTIP, as the plan administrator may determine are appropriate, including the period over which restricted or phantom units will vest. The plan administrator may, in its discretion, base vesting on the grantee’s completion of a period of service or upon the achievement of specified financial objectives or other criteria or upon a change of control (as defined in the LTIP) or as otherwise described in an award agreement.

Distributions made by us with respect to awards of restricted units may be subject to the same vesting requirements as the restricted units.

Distribution Equivalent Rights. The plan administrator, in its discretion, may also grant distribution equivalent rights, either as standalone awards or in tandem with other awards. Distribution equivalent rights are rights to receive an amount in cash, restricted units or phantom units equal to all or a portion of the cash distributions made on units during the period an award remains outstanding.

Unit Options and Unit Appreciation Rights. The LTIP may also permit the grant of options and appreciation rights covering common units. Unit options represent the right to purchase a number of common units at a specified exercise price. Unit appreciation rights represent the right to receive the appreciation in the value of a number of common units over a specified exercise price, either in cash or in common units. Unit options and unit appreciation rights may be granted to such eligible individuals and with such terms as the plan administrator may determine, consistent with the LTIP; however, a unit option or unit appreciation right must have an exercise price equal to at least the fair market value of a common unit on the date of grant.

Unit Awards. Awards covering common units may be granted under the LTIP with such terms and conditions, including restrictions on transferability, as the administrator of the LTIP may establish.

Profits Interest Units. Awards granted to grantees who are partners, or granted to grantees in anticipation of the grantee becoming a partner or granted as otherwise determined by the administrator, may consist of profits interest units. The administrator will determine the applicable vesting dates, conditions to vesting and restrictions on transferability and any other restrictions for profits interest awards.

Other Unit-Based Awards. The LTIP may also permit the grant of “other unit-based awards,” which are awards that, in whole or in part, are valued or based on or related to the value of a common unit. The vesting of an other unit-based award may be based on a participant’s continued service, the achievement of performance criteria or other measures. On vesting or on a deferred basis upon specified future dates or events, an other unit-based award may be paid in cash and/or in units (including restricted units), or any combination thereof as the plan administrator may determine.

Source of Common Units. Common units to be delivered with respect to awards may be newly issued units, common units acquired by us or our general partner in the open market, common units already owned by our general partner or us, common units acquired by our general partner directly from us or any other person or any combination of the foregoing.

Anti-Dilution Adjustments and Change in Control. If an “equity restructuring” event occurs that could result in an additional compensation expense under applicable accounting standards if adjustments to awards under the LTIP with respect to such event were discretionary, the plan administrator will equitably adjust the number and type of units covered by each outstanding award and the terms and conditions of such award to equitably reflect the restructuring event and will adjust the number and type of units with respect to which future awards may be granted under the LTIP. With respect to other similar events, including, for example, a combination or exchange of units, a merger or consolidation or an extraordinary distribution of our assets to unitholders, that would not result in an accounting charge if adjustment to awards were discretionary, the plan administrator shall have discretion to adjust awards in the manner it deems appropriate and to make equitable adjustments, if any, with respect to the number of units available under the LTIP and the kind of units or other securities available for grant under the LTIP. Furthermore, upon any such event, including a change in control of us or our general partner, or a change in any law or regulation affecting the LTIP or outstanding awards or any relevant change in accounting principles, the plan administrator will generally have discretion to (i) accelerate the time of exercisability or vesting or payment of an award, (ii) require awards to be surrendered in exchange for a cash payment or substitute other rights or property for the award, (iii) provide for the award to assumed by a successor or one of its affiliates, with appropriate adjustments thereto, (iv) cancel unvested awards without payment or (v) make other adjustments to awards as the administrator deems appropriate to reflect the applicable transaction or event.

Termination of Service. The consequences of the termination of a grantee’s employment, membership on our general partner’s board of directors or other service arrangement will generally be determined by the plan administrator in the terms of the relevant award agreement.

Amendment or Termination of Long-Term Incentive Plan. The plan administrator, at its discretion, may terminate the LTIP at any time with respect to the common units for which a grant has not previously been made. The LTIP automatically terminates on the tenth anniversary of the date it was initially adopted by our general partner. The plan administrator also has the right to alter or amend the LTIP or any part of it from time to time or to amend any outstanding award made under the LTIP, provided that no change in any outstanding award may be made that would materially impair the vested rights of the participant without the consent of the affected participant or result in taxation to the participant under Section 409A of the Code.

Compensation of Directors

Our general partner was formed in April 2014, and therefore did not have any, and paid no compensation to, members of its board of directors in 2013. Following the consummation of this offering, the employees of Vitol or MISC who also serve as directors of our general partner will not receive additional compensation for their service as a director of our general partner. Directors of our general partner who are not officers or employees of our general partner, VTTI, Vitol or MISC will receive cash compensation as “non-employee directors”, which is expected to have an annual value equal to £50,000. In addition, the chair of each standing committee of our general partner’s board of directors will receive an additional annual cash retainer in the amount of £10,000. Further, each director will be indemnified for his or her actions associated with being a director to the fullest extent permitted under Marshall Islands law and will be reimbursed for all expenses incurred in attending to his or her duties as a director.

SECURITY OWNERSHIP

OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of units of VTTI Energy Partners LP that will be issued upon the consummation of this offering and the related transactions and held by beneficial owners of 5.0% or more of the units, by each director, director nominee and named executive officer of VTTI Energy Partners GP LLC, our general partner, and by all directors, director nominees and executive officers of our general partner as a group. The percentage of units beneficially owned is based on a total of common units and subordinated units outstanding immediately following this offering.

Name of Beneficial Owner	Common Units to be Beneficially Owned After the Offering		Subordinated Units to be Beneficially Owned After the Offering		Percentage of Total Common and Subordinated Units to be Beneficially Owned After the Offering
	Number	Percent	Number	Percent
VTTI MLP Partners B.V.(1)	2,625,000	13.0%	20,125,000	100.0%	56.5	%(2)
Directors/Named Executive Officers:
Mr. Robert Nijst	—	—	—	—	—
Mr. Rubel Yilmaz	—	—	—	—	—
Mr. Javed Ahmed	—	—	—	—	—
Mr. Christopher Paul Bake	—	—	—	—	—
Mr. Nasrudin Md Idris	—	—	—	—	—
Mr. Yang Chien Yee	—	—	—	—	—
Director Nominees:
Mr. Paul Govaart	—	—	—	—	—
Mr. Thomas Leaver	—	—	—	—	—
All directors, director nominees and executive officers as a group (8 persons)	—	—	—	—	—

(1)	The management board of VTTI MLP Partners B.V. has voting and dispositive power over these shares. This management board consists of Robert Nijst and Rubel Yilmaz, neither of whom individually have voting and dispositive power over these shares. Each such person expressly disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein. VTTI MLP Partners B.V. is a wholly-owned subsidiary of VTTI, a joint venture between MTTI Sdn. Bhd., a wholly-owned subsidiary of MISC, and Martank B.V., a wholly-owned subsidiary of Vitol. Each of MTTI Sdn. Bhd. and Martank B.V. owns a 50% interest in VTTI. As a result, VTTI and its affiliates may be deemed to indirectly beneficially own the securities held by the selling unitholder, but disclaim beneficial ownership, except to the extent of their respective pecuniary interest therein. The supervisory board of VTTI, consisting of Dato’ Kho Hui Meng, Christopher Paul Bake, Javed Ahmed, Nasrudin Md Idris, Yang Chien Yee and Mohamed Khalzani Mohamed Sattian, may also be deemed to share the power to vote and to dispose of such shares. Each such person expressly disclaims beneficial ownership over these shares, except to the extent of any pecuniary interest therein. The address for VTTI MLP Partners B.V. is K.P. van der Mandelelaan 130, 3062MB Rotterdam.

(2)	Assumes the underwriters do not exercise their option to purchase 2,625,000 additional common units. If the underwriters exercise any part of their option to purchase additional common units, the number of common units shown to be owned by the selling unitholder will be reduced by the number of common units purchased in connection with any such exercise. If the underwriters’ option is exercised in full, then the public would own all of the common units.

SELLING UNITHOLDER

The selling unitholder is a contributing party that will acquire our common units in connection with the transactions described under “Prospectus Summary—Formation Transactions”. For information concerning the ownership of common units by the selling unitholder immediately before and after this offering, see “Security Ownership of Certain Beneficial Owners and Management”. The selling unitholder is not a broker-dealer registered under Section 15 of the Exchange Act or an affiliate of a broker-dealer registered under the Exchange Act. The selling unitholder is an underwriter with respect to the common units that it will sell in this offering.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

After this offering, the selling unitholder will own our general partner and will own 2,625,000 common units and 20,125,000 subordinated units, representing a 55.4% limited partner interest in us, assuming no exercise of the underwriters’ option to purchase additional common units. Our general partner will own all of our incentive distribution rights. In addition, our general partner will own 821,429 general partner units representing a 2.0% general partner interest in us.

Distributions and Payments to our General Partner and its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with our formation, ongoing operation and any liquidation. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm’s-length negotiations.

Formation Stage

The consideration to be received by our general partner and its affiliates in connection with this offering

•20,125,000 common units and 20,125,000 subordinated units to be issued to the selling unitholder;

•821,429 general partner units representing a 2.0% general partner interest in us;

•100% of our incentive distribution rights to be issued to our general partner; and

•$327,250,000 in cash from the net proceeds received by the selling unitholder for the common units it is selling in the offering.

See “Prospectus Summary—Formation Transactions” for further information about our formation and assets contributed to us in connection with the closing of this offering.

The common units and subordinated units to be owned by the selling unitholder after giving effect to this offering represent a 55.4% limited partner interest in us, assuming no exercise of the underwriters’ option to purchase additional common units. For more information, see “The Partnership Agreement—Voting Rights” and “The Partnership Agreement—Amendment of the Partnership Agreement”.

Operational Stage

Distributions of available cash to our general partner and its affiliates

We will generally make cash distributions of 98.0% of available cash to unitholders (including the selling unitholder, the owner of our general partner and the holder of 2,625,000 common units and all of our subordinated units).

In addition, if distributions exceed the minimum quarterly distribution and other higher target levels, our general partner, as the holder of the incentive distribution rights, will be entitled to increasing percentages of the distributions, up to 48% of the distributions above the highest target level. We refer to the rights to the increasing distributions as “incentive distribution rights”. See “How We Make Cash Distributions—Incentive Distribution Rights” for more information regarding the incentive distribution rights.

Assuming we have sufficient available cash to pay the full minimum quarterly distribution on all of our outstanding units for four quarters, but no distributions in excess of the full minimum quarterly distribution, our general partner would receive an annual distribution of approximately $862,500 million on its 2.0% general partner interest and the selling unitholder would receive an annual distribution of approximately $23,887,500 million on its common and subordinated units.

Payments to our general partner and its affiliates

Our general partner will not receive compensation from us for any services it provides on our behalf. Our general partner and its affiliates will be entitled to reimbursement for all direct and indirect expenses they incur on our behalf. In addition, we will directly or indirectly pay fees to VTTI Holdings for management services and for expenses related to its provision of administrative services to us pursuant to the administrative services agreement. See “—Agreements Governing the Transactions—Administrative Services Agreement”.

Withdrawal or removal of our general partner	If our general partner withdraws or is removed, its general partner interest will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. See “The Partnership Agreement—Withdrawal or Removal of our General Partner”.

Liquidation Stage

Liquidation	Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions as described in “The Partnership Agreement—Liquidation and Distribution of Proceeds”.

Agreements Governing the Transactions

We, our general partner, our subsidiaries and certain affiliates have entered into or will enter into various documents and agreements that will effect the transactions relating to our formation and this offering, including the vesting of assets in, and the assumption of liabilities by us and our subsidiaries. These agreements will not be the result of arm’s-length negotiations and they, or any of the transactions that they provide for, may not be effected on terms at least as favorable to the parties to these agreements as they could have obtained from unaffiliated third parties. All of the transaction expenses incurred in connection with these transactions will be paid from the proceeds of this offering.

Omnibus Agreement

Upon completion of this offering, we will enter into an omnibus agreement with VTTI, the selling unitholder, our general partner and certain of our other subsidiaries. The following discussion describes certain provisions of the omnibus agreement.

Rights of First Offer

Pursuant to the omnibus agreement, VTTI will grant us a right of first offer to purchase the remaining 64.0% of VTTI Operating and other existing and future terminaling and related energy infrastructure assets held by VTTI. See “Business—Our Assets—Our ROFO Assets”.

Prior to entering into any transaction regarding any asset disposition with an unaffiliated third party, VTTI will deliver a written notice to us setting forth the material terms and conditions of the proposed transaction. Following receipt of such notice we will have 30 days to determine whether that asset is suitable for our business at that particular time, and to propose a transaction with VTTI. We and VTTI will then have 30 days to negotiate in good faith to reach an agreement on the transaction. If we do not reach an agreement within such 30-day period, VTTI will be able within the next 180 calendar days to sell, transfer or dispose of the asset to a third party on terms and conditions determined in the sole discretion of VTTI.

Upon a change of control of us or our general partner, the right of first offer provisions of the omnibus agreement will terminate immediately. If no such change of control occurs, the right of first offer provisions shall continue perpetually.

Indemnification

Under the omnibus agreement, VTTI will indemnify us for all known liabilities exceeding $29.8 million in the aggregate and certain unknown liabilities arising out of any violation of environmental laws and any environmental condition or event associated with the operation of our assets and occurring at or before the closing of this offering whether discovered before or after the closing of this offering. Indemnification for all known environmental losses will be limited to those identified within five years of the applicable completion dates of soil remediation projects at our Amsterdam and Antwerp terminals. Indemnification for all unknown environmental liabilities will be limited to those identified prior to the fifth anniversary of the closing of this offering. Liabilities resulting from a change in law after the closing of this offering are excluded from the environmental indemnity. There is an aggregate cap of $10 million on the amount of indemnity coverage provided by VTTI for environmental and toxic tort liabilities. No such claim may be made unless the aggregate dollar amount of all claims exceeds $500,000 in which case VTTI is liable for claims only to the extent such aggregate amount exceeds $500,000.

VTTI will also indemnify us for liabilities related to:

•

certain defects in title to the assets contributed to us and any failure to obtain, prior to the time they were contributed to us (or as soon as reasonably practicable thereafter), certain consents, licenses, permits and approvals necessary to own or operate the assets contributed to us;

•	events and conditions associated with assets retained by VTTI and the selling unitholder;

•	certain tax liabilities attributable to the operation of the assets contributed to us prior to the time they were contributed; and

•	the ownership, development, construction, operation or transfer of the Johore Phase Two assets.

We have agreed to indemnify VTTI for events and conditions associated with the operation of our assets that occur after the closing of this offering and for environmental liabilities related to our assets to the extent VTTI is not required to indemnify us as described above.

Guarantees

In addition, while we believe that each of our terminals will be contracted for the foreseeable future at a rate not less than the respective rate in effect as of the date of this prospectus, pursuant to the omnibus agreement, VTTI will guarantee the rates of certain capacity currently contracted by Vitol, at current rates for a specified period of time after the applicable Vitol terminaling services agreement expires, resulting in an overall contract tenor of more than four years. If Vitol does not renew a certain terminaling services agreement, at the end of such agreement’s duration, VTTI will either contract a third-party customer to replace Vitol’s commitments or reimburse us for any losses resulting from Vitol’s expiring contract for a period of either three or five years from June 30, 2014. If Vitol does not renew an expiring terminaling services agreement, other than in connection with a breach by us or our subsidiaries, and VTTI is unable to contract a third-party customer to replace Vitol’s commitments, VTTI will reimburse us, on a monthly basis, for the aggregate monthly amount that Vitol would have paid under all the expiring terminaling services agreements, less the amount actually received under the terminaling services agreements, until the expiration of the Guarantee Period (as defined in the Omnibus Agreement). If VTTI fails to reimburse us for such losses within 15 days after the end of each month, Vitol and MISC, jointly and severally, agree to pay the reimbursement amount no later than the second business day after such failure to pay. The table below specifies Vitol’s existing storage capacity and the duration that VTTI will provide the guarantee for each respective terminal:

Terminal	Vitol Storage Capacity (MMBbls)	Guarantee Duration from 6/30/2014
Amsterdam	2.9	5 years
Antwerp	2.3	3 years
Rotterdam	5.1	5 years
Seaport Canaveral	2.8	3 years
Fujairah	7.4	5 years

Total	20.5

Although we will make every effort to renew existing contracts or seek new customers upon the expiration of existing Vitol terminaling services agreements, if we are unable to do so, we believe that the guarantee arrangement described above will provide us with stable and predictable cash flows for an extended period of time. Furthermore, Vitol has entered into a terminaling services agreement at our Johore terminal for 4.9 MMBbls that will not expire until 2019.

Transfer of Johore Phase 2 Assets

ATT Tanjung Bin Sdn. Bhd. (“ATB”), a company incorporated and existing under the laws of Malaysia and an indirect, wholly-owned subsidiary of VTTI Operating, operates our Johore terminal. ATB has embarked on a new development pursuant to which it intends to construct approximately 1.6 MMBbls of additional storage capacity and an additional berth at the Johore terminal (“Johore Phase Two”). Pursuant to the Omnibus Agreement, we will agree to transfer all of Johore Phase Two to VTTI as soon as reasonably practicable after the closing of the offering in exchange for VTTI’s assumption of all liabilities associated with Johore Phase Two. VTTI will agree to bear all costs and expenses and will be entitled to all revenues relating to the ownership of Johore Phase Two from the closing of the offering.

Amendments

The omnibus agreement may not be amended without the prior approval of the conflicts committee of our general partner’s board of directors if the proposed amendment will, in the reasonable discretion of our general partner, adversely affect holders of our common units in any material respect.

License of Name and Trademark

VTTI will grant us a nontransferable, nonexclusive, royalty-free right and license to use the name “VTTI” and any other service marks, trademarks and trade names owned by VTTI.

Administrative Services Agreement

Upon completion of this offering, we will enter into an administrative services agreement with VTTI Holdings, pursuant to which VTTI Holdings (which will be one of our wholly owned subsidiaries) will provide certain management and administrative services to us. Pursuant to the applicable provisions of a secondment agreement that VTTI Holdings will enter into at the closing of this offering with VTTI Services, a wholly-owned subsidiary of the selling unitholder, VTTI Services will make its employees available to VTTI Holdings, including the executive officers of our general partner, to provide these services. See “—Secondment Agreement”. The services provided under the administrative services agreement will be provided in a diligent manner, as we may reasonably direct.

The administrative services agreement will continue indefinitely until terminated by us upon 90 days’ notice for any reason in the sole discretion of our general partner. In addition, the administrative services agreement may be terminated by VTTI Holdings upon 90 days’ notice if:

•	there is a change of control of us or our general partner;

•	a receiver is appointed for all or substantially all of our property;

•	an order is made to wind up our partnership;

•	a final judgment, order or decree that materially and adversely affects our ability to perform the agreement is obtained or entered and not vacated, discharged or stayed; or

•

we make a general assignment for the benefit of our creditors, file a petition in bankruptcy or liquidation or commence any proceedings for a reorganization or arrangement of debts, dissolution or liquidation.

Under the administrative services agreement and secondment agreement, certain officers of VTTI Services will provide executive officer functions for our benefit. These officers will be responsible for our day-to-day management subject to the direction of our general partner. We will have the ability to terminate the arrangement with VTTI Holdings regarding the provision of executive officer services to us with respect to VTTI Holdings at any time in its sole discretion.

The administrative services provided by VTTI Holdings will include:

•

bookkeeping, audit and accounting services:    assistance with the maintenance of our corporate books and records, assistance with the preparation of our tax returns and arranging for the provision of audit and accounting services;

•	legal and insurance services: arranging for the provision of legal, insurance and other professional services and maintaining our existence and good standing in necessary jurisdictions;

•

administrative and clerical services:    assistance with office space, arranging meetings for our common unitholders pursuant to the partnership agreement, arranging the provision of IT services, providing all administrative services required for subsequent debt and equity financings and attending to all other administrative matters necessary to ensure the professional management of our business;

•

banking and financial services:    providing cash management including assistance with preparation of budgets, overseeing banking services and bank accounts, arranging for the deposit of funds and monitoring and maintaining compliance therewith;

•	advisory services: assistance in complying with United States and other relevant securities laws;

•	client and investor relations: arranging for the provision of, advisory, clerical and investor relations services to assist and support us in our communications with our common unitholders; and

•	assistance with the integration of any acquired businesses.

VTTI Holdings will receive a service fee in U.S. dollars of approximately $3.0 million per year in connection with providing services under the administrative services agreement in addition to a reimbursement for all other out-

of-pocket costs, expenses, disbursements and charges incurred by VTTI Holdings in connection with the administrative services. Amounts payable by us under the administrative services agreement must be paid in advance on a monthly basis by the first working day of each month.

Under the administrative services agreement, we will indemnify VTTI Holdings and its subcontractor against all actions which may be brought against them as a result of their performance of the administrative services including, without limitation, all actions brought under the environmental laws of any jurisdiction, and against and in respect of all costs and expenses they may suffer or incur due to defending or settling such actions; provided, however, that such indemnity excludes any or all losses to the extent that they are caused by or due to the fraud, gross negligence or willful misconduct of VTTI Holdings or the subcontractor or their respective officers, employees and agents.

Secondment Agreement

Upon completion of this offering, VTTI Holdings will enter into a secondment agreement with VTTI Services, pursuant to which VTTI Services will make its employees available to VTTI Holdings, including the executive officers of our general partner, to provide the services described in the Administrative Services Agreement. VTTI Holdings will reimburse VTTI Services for the costs that it incurs in providing compensation and benefits to its employees made available to VTTI Holdings with a cost mark-up of 5% applied to the salaries of back-office staff, 10% applied to the salaries of executive officers and 12.5% applied to executive officer bonuses.

Contribution Agreement

In connection with the closing of this offering, we will enter into a contribution agreement with VTTI and certain of its subsidiaries that will effect certain of the transactions described under “Prospectus Summary—Formation Transactions”, including the transfer of ownership interests in the Holding Companies. This agreement will not be the result of arm’s-length negotiations, and it, or any of the transactions that it provides for, may not be effected on terms at least as favorable to the parties to this agreement as could have been obtained from unaffiliated third parties. All of the transaction expenses incurred in connection with these transactions will be paid from the proceeds of this offering.

Terminaling Services Agreements with Vitol

We are party to several terminaling services agreements with Vitol, a 50% shareholder in VTTI, that represent approximately 76% and 79% of our revenue as of the year ended December 31, 2013 and the three months ended March 31, 2014, respectively. See “Business—Contracts” for a description of our terminaling services agreements.

Other Related Party Transactions

As a result of our relationships with VTTI and its affiliates, we, our general partner and our subsidiaries have entered into or will enter into various agreements that will not be the result of arm’s length negotiations. We generally refer to these agreements and the transactions that they provide for as “transactions with affiliates” or “related party transactions”.

Our partnership agreement sets forth procedures by which future related party transactions may be approved or resolved by our general partner. Pursuant to our partnership agreement, our general partner may, but is not required to, seek the approval of a related party transaction from the conflicts committee of our general partner’s board of directors or from the common unitholders (excluding common units owned by our general partner and its affiliates). Our general partner will not be in breach of its obligations under the partnership agreement or its duties stated or implied by law or equity if the transaction is approved by the conflicts committee or the requisite majority of the unitholders. If approval of the conflicts committee is sought, then it will be presumed that, in making its decision, the conflicts committee acted in good faith. In order for a determination or other action to be in “good faith” for purposes of the partnership agreement, the person or persons making such determination or taking or declining to take such other action must subjectively believe that the determination or other action is in our best interests.

The conflicts committee of our general partner will be comprised of at least two members of the board of directors of our general partner. The conflicts committee will be available at the board of directors’ discretion to review specific matters that the board of directors believes may involve conflicts of interest. The members of the conflicts committee must meet the independence standards established by the New York Stock Exchange and the SEC to serve on an audit committee of a board of directors, and may not be any of the following: (a) security holders, officers or employees of our general partner, (b) officers, directors or employees of any affiliate of our general partner or (c) holders of any ownership interest in the Partnership and its subsidiaries (other than common units or awards granted pursuant to any long-term incentive plan of the Partnership or its subsidiaries).

If our general partner’s board of directors does not seek approval by the conflicts committee or the requisite majority of the unitholders it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. See “Conflicts of Interest and Fiduciary Duties”.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates, including VTTI, on the one hand, and us and our unaffiliated limited partners, on the other hand. The directors and executive officers of our general partner have fiduciary duties to manage our general partner in the best interests of its owners. At the same time, our general partner has a fiduciary duty to manage us in a manner that it subjectively believes is beneficial to our partnership. We also expect that certain of our officers and directors will also be officers and directors of VTTI or its affiliates and will have fiduciary duties to VTTI or its affiliates that may cause them to pursue business strategies that disproportionately benefit VTTI or its affiliates or which otherwise are not in the best interests of us or our unitholders. As a result of these relationships, conflicts of interest may arise between us and our unaffiliated limited partners on the one hand, and VTTI and its affiliates, including our general partner, on the other hand. The resolution of these conflicts may not be in the best interest of us or our unitholders.

Our partnership affairs are governed by our partnership agreement and the Marshall Islands Act. The provisions of the Marshall Islands Act resemble provisions of the limited partnership laws of a number of states in the United States, most notably Delaware. We are not aware of any material difference in unitholder rights between the Marshall Islands Act and the Delaware Revised Uniform Limited Partnership Act. The Marshall Islands Act also provides that it is to be applied and construed to make it uniform with the Delaware Revised Uniform Limited Partnership Act and, so long as it does not conflict with the Marshall Islands Act or decisions of the Marshall Islands courts, the non-statutory law or “case law” of the courts of the State of Delaware is adopted as the law of the Marshall Islands. There have been, however, few, if any, court cases in the Marshall Islands interpreting the Marshall Islands Act, in contrast to Delaware, which has a well-developed body of case law interpreting its limited partnership statute. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as courts in Delaware. For example, the rights of our unitholders and fiduciary responsibilities of our general partner and its affiliates under Marshall Islands law are not as clearly established as under judicial precedent in existence in Delaware. Due to the less-developed nature of Marshall Islands law, our public unitholders may have more difficulty in protecting their interests or seeking remedies in the face of actions by our general partner, its affiliates or our controlling unitholders than would unitholders of a limited partnership organized in the United States.

Our partnership agreement contains provisions that modify and restrict the fiduciary duties of our general partner to the unitholders under Marshall Islands law. Our partnership agreement also restricts the remedies available to unitholders for actions taken by our general partner that, without those limitations, might constitute breaches of fiduciary duty. These provisions of our partnership agreement do not waive or diminish your rights under U.S. federal securities laws.

Our partnership agreement provides that our general partner will not be in breach of its obligations under the partnership agreement or its duties stated or implied by law or equity if the resolution of the conflict is:

•	approved by the conflicts committee, although our general partner is not obligated to seek such approval; or

•

approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates, although our general partner is not obligated to seek such approval.

Our general partner may, but is not required to, seek the approval of such resolution from the conflicts committee of its board of directors or from our common unitholders. If our general partner does not seek approval from the conflicts committee, and our general partner takes or declines to take a course of action with respect to the conflict of interest, then it will be presumed that, in making its decision, our general partner, including its board members affected by the conflict, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. When our partnership agreement requires someone to act in good faith, it requires that person to subjectively believe that he is acting in the best interests of the partnership, unless the context otherwise requires. See “Management—Management of VTTI Energy Partners LP” for information about the composition and formation of the conflicts committee of our general partner’s board of directors.

Conflicts of interest could arise in the situations described below, among others.

Actions taken by our general partner may affect the amount of cash available for distribution to unitholders or accelerate the right to convert subordinated units.

The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

•	the amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings;

•	estimates of maintenance and replacement capital expenditures;

•	the issuance of additional units; and

•	the creation, reduction or increase of reserves in any quarter.

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of:

•	enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or

•	hastening the expiration of the subordination period.

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permits us to borrow funds, which would enable us to make this distribution on all outstanding units. See “How We Make Cash Distributions—Subordination Period”.

Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may not borrow funds from us or our subsidiaries.

Neither our partnership agreement nor any other agreement requires VTTI to pursue a business strategy that favors us or utilizes our assets or dictates what markets to pursue or grow. VTTI’s directors and executive officers have a fiduciary duty to make these decisions in the best interests of the shareholders of VTTI, which may be contrary to our interests.

Because we expect that certain of our general partner’s directors and officers will also be directors and officers of VTTI and its affiliates, such directors and officers have fiduciary duties to VTTI and its affiliates that may cause them to pursue business strategies that disproportionately benefit VTTI, or which otherwise are not in the best interests of us or our unitholders.

Our general partner is allowed to take into account the interests of parties other than us, such as VTTI.

Our partnership agreement contains provisions that restrict the standards to which our general partner would otherwise be held by Marshall Islands law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligations to give any consideration to any interest of or factors affecting us, our affiliates or any unitholder. Decisions made by our general partner in its individual capacity will be made by its sole owner, VTTI Specifically, our general partner will be considered to be acting in its individual capacity if it exercises its call right, pre-emptive rights or registration rights, consents or withholds consent to any merger or consolidation of the partnership, appoints any directors or votes for the election of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units or general partner interest or votes upon the dissolution of the partnership.

Our officers face conflicts in the allocation of their time to our business.

Our officers, all of whom are employed by VTTI or one of its affiliates and perform executive officer functions for us pursuant to the administrative services agreement, are not required to work full-time on our affairs and also perform services for affiliates of our general partner, including VTTI. The affiliates of our general partner, including VTTI, conduct substantial businesses and activities of their own in which we have no economic interest. As a result, there could be material competition for the time and effort of our officers who also provide services to our general partner’s affiliates, which could have a material adverse effect on our business, results of operations and financial condition. See “Management”.

We will reimburse our general partner and its affiliates for expenses.

We will reimburse our general partner and its affiliates for costs incurred, if any, in managing and operating us. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in good faith. See “Certain Relationships and Related Party Transactions” and “Management—Reimbursement of Expenses of Our General Partner”.

Our general partner intends to limit its liability regarding our obligations.

Our partnership agreement provides that liability of our general partner for the contractual arrangements of the partnership is limited so that the other party has recourse only to our assets and not against our general partner or its assets or any affiliate of our general partner or its assets. Our partnership agreement also provides that any action taken by our general partner to limit the liability of our general partner is not a breach of the fiduciary duties of our general partner, even if we could have obtained terms that are more favorable without the limitation on liability.

Common unitholders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Contracts between us, on the one hand, and our general partner and its affiliates, on the other, will not be the result of arm’s-length negotiations.

Neither our partnership agreement nor any of the other agreements, contracts and arrangements between us and our general partner and its affiliates are or will be the result of arm’s-length negotiations. Our partnership agreement generally provides that any future transaction with our affiliates, such as an agreement, contract or arrangement between us and our general partner and its affiliates, must be:

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

VTTI Holdings, which will provide certain management services to our subsidiaries, may also enter into additional contractual arrangements with any of our affiliates on our behalf; however, there is no obligation of any affiliate of VTTI Holdings to enter into any contracts of this kind.

Common units are subject to our general partner’s limited call right.

Our general partner may exercise its right to call and purchase common units as provided in the partnership agreement or assign this right to one of its affiliates or to us. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of this limited call right. As a result, a common unitholder may have common units purchased from the unitholder at an undesirable time or price. See “The Partnership Agreement—Limited Call Right”.

We may choose not to retain separate counsel for ourselves or for the holders of common units.

The attorneys, independent accountants and others who perform services for us have been retained by our general partner. Attorneys, independent accountants and others who perform services for us are selected by our general partner or the conflicts committee and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

Our general partner’s affiliates, including VTTI, may compete with us.

Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than acting as our general partner and those activities incidental to its ownership of interests in us. Affiliates of our general partner are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us.

Fiduciary Duties

Our general partner and its affiliates are accountable to us and our unitholders as fiduciaries. Fiduciary duties owed to unitholders by our general partner and its affiliates are prescribed by law and the partnership agreement. The Marshall Islands Act provides that Marshall Islands limited partnerships may, in their partnership agreements, expand or restrict the fiduciary duties otherwise owed by our general partner and its affiliates to the limited partners and the partnership.

In addition, in connection with this offering, our subsidiaries will enter into services agreements, and may enter into additional agreements with VTTI and certain of its subsidiaries, including VTTI Holdings, which will be our wholly-owned subsidiary. In the performance of their obligations under these agreements, VTTI and its subsidiaries are not held to a fiduciary standard of care but rather to the standards of care specified in the relevant agreement.

Our partnership agreement contains various provisions restricting the fiduciary duties that might otherwise be owed by our general partner. We have adopted these provisions to allow our general partner to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because our officers and directors have fiduciary duties to VTTI, as well as to you. These modifications disadvantage the common unitholders because they restrict the rights and remedies that would otherwise be available to unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below. The following is a summary of:

•	the fiduciary duties imposed on our general partner by the Marshall Islands Act;

•	material modifications of these duties contained in our partnership agreement; and

•	certain rights and remedies of unitholders contained in the Marshall Islands Act.

Marshall Islands law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner and the directors of a Marshall Islands limited partnership to refrain from engaging in grossly negligent or reckless conduct, intentional misconduct or a knowing violation of law. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally require that a partner refrain from dealing with the partnership in the conduct or winding up of the partnership business or affairs as or on behalf of a party having an interest adverse to the partnership, refrain from competing with the partnership in the conduct of the partnership business or affairs before the dissolution of the partnership, and to account to the partnership and hold as trustee for it any property, profit or benefit derived by the partner in the conduct or winding up of the partnership business or affairs or derived from a use by the partner of partnership property, including the appropriation of a partnership opportunity. In addition, although not a fiduciary duty, a partner shall discharge the duties to the partnership and exercise any rights consistently with the obligation of good faith and fair dealing.

Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties under the laws of the Marshall Islands. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith” and will not be subject to any other standard under the laws of the Marshall Islands to the extent permitted by law. Such standards, such as the duty of care and duty of loyalty, are described in the immediately preceding paragraph under “—Marshall Islands law fiduciary duty standards”. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. These standards reduce the obligations to which our general partner would otherwise be held.

Our partnership agreement generally provides that our general partner will not be in breach of its obligations under our partnership agreement with respect to transactions with our affiliates and resolutions of conflicts of interest if such transaction or resolution is approved by the conflicts committee of our general partner’s board of directors or approved by the vote of a majority of the outstanding common units (excluding any common units owned by our general partner or any of its affiliates). If approval of the conflicts committee is sought, then it will be presumed that, in making its decision, the conflicts committee acted in good faith.

If our general partner does not seek approval from the conflicts committee, and our general partner takes or declines to take a course of action taken with respect to the conflict of interest, then it will be presumed that, in making its decision, our general partner acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our general partner would otherwise be held.

In addition to the other more specific provisions restricting the obligations of our general partner, our partnership agreement further provides that our general partner and our officers and directors will not be liable for monetary damages to us or our limited partners for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that our general partner or our officers or directors engaged in actual fraud or willful misconduct. In the absence of these specific provisions contained in our partnership agreement, our general partner would be subject to the fiduciary duty standards set forth under “—Marshall Islands law fiduciary duty standards”.

Rights and remedies of unitholders	The provisions of the Marshall Islands Act resemble the provisions of the limited partnership act of Delaware. For example, like Delaware, the Marshall Islands Act favors the principles of freedom of contract and enforceability of partnership agreements and allows the partnership agreement to contain terms governing the rights of the unitholders. The rights of our unitholders, including voting and approval rights and the ability of the partnership to issue additional units, are governed by the terms of our partnership agreement. See “The Partnership Agreement”.

As to remedies of unitholders, the Marshall Islands Act permits a limited partner to institute legal action on behalf of the partnership to recover a judgment in its favor if general partners with authority to do so have refused to institute the action or where an effort to cause those general partners to do so is not likely to succeed.

In becoming one of our limited partners, a common unitholder effectively agrees to be bound by the provisions in the partnership agreement, including the provisions discussed above. The failure of a limited partner or transferee to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

Under the partnership agreement, we must indemnify our general partner and its directors and officers to the fullest extent permitted by law against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons engaged in actual fraud or willful misconduct. We also must provide this indemnification for criminal proceedings when our general partner or these other persons acted with no reasonable cause to believe that their conduct was unlawful. Thus, our general partner and its directors and officers could be indemnified for their negligent acts if they met the requirements set forth above. To the extent that these provisions purport to include indemnification for liabilities arising under the Securities Act of 1933, as amended (or the Securities Act), in the opinion of the SEC, such indemnification is contrary to public policy and therefore unenforceable. See “The Partnership Agreement—Indemnification”.

DESCRIPTION OF THE COMMON UNITS

The Units

The common units and the subordinated units represent limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights and privileges available to limited partners under our partnership agreement. No certificates will be issued to the unitholders in respect of the common units or subordinated units. For a description of the relative rights and privileges of holders of common units and subordinated units in and to partnership distributions, see this section and “How We Make Cash Distributions”. For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, see “The Partnership Agreement”.

Transfer Agent and Registrar

Duties

Computershare Trust Company, N.A. will serve as registrar and transfer agent for the common units. We pay all fees charged by the transfer agent for transfers of common units, except the following, which must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a holder of a common unit; and

•	other similar fees or charges.

There is no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If a successor has not been appointed or has not accepted its appointment within 30 days after notice of the resignation or removal, our general partner may, at the direction of its board of directors, act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

By transfer of common units in accordance with our partnership agreement, each transferee of common units will be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement; and

•

gives the consents and approvals contained in our partnership agreement, such as the approval of all transactions and agreements we are entering into in connection with our formation and this offering.

A transferee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records. Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a limited partner in our partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement is included in this prospectus as Appendix A. We will provide prospective investors with a copy of our partnership agreement upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions of available cash, see “How We Make Cash Distributions”;

•	with regard to the fiduciary duties of our general partner, see “Conflicts of Interest and Fiduciary Duties”; and

•	with regard to the transfer of common units, see “Description of the Common Units—Transfer of Common Units”.

Organization and Duration

We were organized on April 11, 2014 and have perpetual existence.

Purpose

Our purpose under the partnership agreement is to engage in any business activities that may lawfully be engaged in by a limited partnership pursuant to the Marshall Islands Act.

Although our general partner has the ability to cause us or our subsidiaries to engage in activities other than terminaling services, it has no current plans to do so and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. Our general partner will oversee and direct our operations, management and policies on an exclusive basis.

Cash Distributions

Our partnership agreement specifies the manner in which we will make cash distributions to holders of our common units and other partnership interests, including to the holders of our incentive distribution rights, as well as to our general partner in respect of its general partner interest. For a description of these cash distribution provisions, see “How We Make Cash Distributions”.

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability”. For a discussion of our general partner’s right to contribute capital to maintain its 2.0% general partner interest if we issue additional units, see “—Issuance of Additional Interests”.

Voting Rights

The following is a summary of the unitholder vote required for the approval of the matters specified below. Matters that require the approval of a “unit majority” require:

•

during the subordination period, the approval of a majority of the common units, excluding those common units held by our general partner and its affiliates, voting as a single class and a majority of the subordinated units voting as a single class; and

•	after the subordination period, the approval of a majority of the common units voting as a single class.

In voting their common units and subordinated units, our general partner and its affiliates will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners.

Action	Unitholder Approval Required and Voting Rights
Issuance of additional units	No approval rights; general partner approval required for all issuances not reasonably expected to be accretive within twelve months of issuance or which would otherwise have a material adverse impact on the general partner or its interest in our partnership.

Amendment of the partnership agreement	Certain amendments may be made by our general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. See “—Amendment of the Partnership Agreement”.

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority and approval of our general partner. See “—Merger, Sale, Conversion or Other Disposition of Assets”.

Dissolution of our partnership	Unit majority and approval of our general partner. See “—Termination and Dissolution”.

Reconstitution of our partnership upon dissolution	Unit majority. See “—Termination and Dissolution”.

Withdrawal of our general partner	Under most circumstances, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of our general partner prior to September 30, 2024 in a manner that would cause a dissolution of our partnership. See “—Withdrawal or Removal of our General Partner”.

Removal of our general partner	Not less than 66 2/3% of the outstanding units, including units held by our general partner and its affiliates, voting together as a single class. See “—Withdrawal or Removal of our General Partner”.

Transfer of our general partner interest in us	No approval right. See “— Transfer of General Partner Interest”.

Transfer of incentive distribution rights	Our general partner may transfer any or all of its incentive distribution rights to an affiliate or another person without a vote of our unitholders. See “—Transfer of Incentive Distribution Rights”.

Transfer of ownership interests in our general partner	No approval required at any time. See “—Transfer of Ownership Interests in General Partner”.

Applicable Law; Forum, Venue and Jurisdiction

Our partnership agreement is governed by Marshall Islands law. Our partnership agreement requires that any claims, suits, actions or proceedings:

•

arising out of or relating in any way to the partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of the partnership agreement or the duties, obligations or liabilities among limited partners or of limited partners to us, or the rights or powers of, or restrictions on, the limited partners or us);

•	brought in a derivative manner on our behalf;

•	asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of us or our general partner, or owed by our general partner, to us or the limited partners;

•	asserting a claim arising pursuant to any provision of the Marshall Islands Act; and

•	asserting a claim governed by the internal affairs doctrine;

shall be exclusively brought in the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction), unless otherwise provided for by Marshall Islands law, regardless of whether such claims, suits, actions or proceedings arise under laws relating to contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims. By purchasing a common unit, a limited partner is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, unless otherwise provided for by Marshall Islands law, in connection with any such claims, suits, actions or proceedings; however, a court could rule that such provisions are inapplicable or unenforceable.

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Marshall Islands Act and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Marshall Islands Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace our general partner;

•	to approve some amendments to our partnership agreement; or

•	to take other action under our partnership agreement;

constituted “participation in the control” of our business for the purposes of the Marshall Islands Act, then the limited partners could be held personally liable for our obligations under the laws of the Marshall Islands, to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that a limited partner is a general partner. Neither our partnership agreement nor the Marshall Islands Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Marshall Islands case law.

Under the Marshall Islands Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Marshall Islands Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the non-recourse liability. The Marshall

Islands Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Marshall Islands Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Marshall Islands Act, a purchaser of units who becomes a limited partner of a limited partnership is liable for the obligations of the transferor to make contributions to the partnership, except that the transferee is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

Maintenance of our limited liability may require compliance with legal requirements in the jurisdictions in which our subsidiaries conduct business, which may include qualifying to do business in those jurisdictions. Limitations on the liability of limited partners for the obligations of a limited partnership or limited liability company have not been clearly established in many jurisdictions. If, by virtue of our membership interest in an operating subsidiary or otherwise, it was determined that we were conducting business in any jurisdiction without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace the general partner, to approve some amendments to the partnership agreement or to take other action under the partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Interests

The partnership agreement authorizes us to issue an unlimited amount of additional partnership interests and rights to buy partnership interests for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders. However, our general partner will be required to approve all issuances of additional partnership interests that are not reasonably expected to be accretive within twelve months of issuance or which would otherwise have a material adverse impact on the general partner or its interest in us.

We intend to fund acquisitions through borrowings and the issuance of additional common units or other equity securities and the issuance of debt securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other equity securities may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Marshall Islands law and the provisions of our partnership agreement, we may also issue additional partnership interests that, as determined by our general partner, have special voting rights to which the common units are not entitled.

Upon issuance of additional partnership interests (other than the issuance of common units upon exercise of the underwriters’ option to purchase additional common units, the issuance of common units in connection with a reset of the incentive distribution target levels or the issuance of partnership interests upon conversion of outstanding partnership interests), our general partner will have the right, but not the obligation, to make additional capital contributions to the extent necessary to maintain its 2.0% general partner interest in us. Our general partner’s interest in us will thus be reduced if we issue additional partnership interests in the future and our general partner does not elect to maintain its 2.0% general partner interest in us. Our general partner and its affiliates will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain its and its affiliates’ percentage interest, including its interest represented by common units and subordinated units, that existed immediately prior to each issuance. Other holders of common units will not have similar pre-emptive rights to acquire additional common units or other partnership interests.

Tax Status

We have elected to be treated as a corporation for U.S. federal income tax purposes.

Amendment of the Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by or with the consent of our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, approval of our general partner is required, as well as written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as we describe below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

(1)	increase the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected;

(2)	increase the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which may be given or withheld at its option;

(3)	change the term of our partnership;

(4)	provide that our partnership is not dissolved upon an election to dissolve our partnership by our general partner that is approved by the holders of a unit majority; or

(5)	give any person the right to dissolve our partnership other than the right of our general partner to dissolve our partnership with the approval of the holders of a unit majority.

The provisions of our partnership agreement preventing the amendments having the effects described in clauses (1) through (5) above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates). Upon completion of this offering, affiliates of our general partner will own, directly or indirectly, 57.4% of our outstanding units, assuming no exercise of the underwriters’ option to purchase additional common units.

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

(1)	a change in our name, the location of our principal place of business, our registered agent or our registered office;

(2)	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

(3)	a change that our general partner determines to be necessary or appropriate for us to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the Marshall Islands Act;

(4)	an amendment that is necessary, upon the advice of our counsel, to prevent us or our officers or directors or our general partner or their or its agents or trustees from in any manner being subjected to the provisions of the U.S. Investment Company Act of 1940, the U.S. Investment Advisors Act of 1940, or “plan asset” regulations adopted under the U.S. Employee Retirement Income Security Act of 1974 whether or not substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

(5)	an amendment that our general partner determines to be necessary or appropriate for the authorization of additional partnership interests or rights to acquire partnership interests, including any amendment that our general partner determines is necessary or appropriate in connection with:

•

the adjustments of the minimum quarterly distribution, first target distribution, second target distribution and third target distribution in connection with the reset of our incentive distribution rights as described under “How We Make Cash Distributions—Our General Partner’s Right to Reset Incentive Distribution Levels”;

•	the implementation of the provisions relating to our general partner’s right to reset the incentive distribution rights in exchange for common units;

•

any modification of the incentive distribution rights made in connection with the issuance of additional partnership interests or rights to acquire partnership interests, provided that, any such modifications and related issuance of partnership interests have received approval by a majority of the members of the conflicts committee of our general partner; or

•	any amendment expressly permitted in the partnership agreement to be made by our general partner acting alone;

(6)	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of the partnership agreement;

(7)	any amendment that our general partner determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by the partnership agreement;

(8)	a change in our fiscal year or taxable year and related changes;

(9)	certain mergers or conveyances as set forth in our partnership agreement;

(10)	an amendment to cure any ambiguity, defect or inconsistency; or

(11)	any other amendments substantially similar to any of the matters described in (1) through (10) above.

In addition, our general partner may make amendments to the partnership agreement without the approval of any limited partner if our general partner determines that those amendments:

(1)	do not adversely affect the rights of our limited partners (or any particular class of limited partners) or our general partner in any material respect;

(2)	are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any Marshall Islands authority or statute;

(3)	are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

(4)	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of the partnership agreement; or

(5)	are required to effect the intent expressed in this prospectus or the intent of the provisions of the partnership agreement or are otherwise contemplated by the partnership agreement.

Opinion of Counsel and Unitholder Approval

Our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners if one of the amendments described above under “—Amendment of the Partnership Agreement—No Unitholder Approval” should occur. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units voting as a single class unless we obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or privileges of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

Merger, Sale, Conversion or Other Disposition of Assets

A merger or consolidation of us requires the prior consent of our general partner. However, to the fullest extent permitted by law, our general partner will have no duty or obligation to consent to any merger or consolidation and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In addition, our partnership agreement generally prohibits our general partner, without the prior approval of the holders of units representing a unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our behalf the sale, exchange or other disposition of all or substantially all of the assets of our subsidiaries taken as a whole. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without the prior approval of the holders of units representing a unit majority. Our general partner may also determine to sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without the approval of the holders of units representing a unit majority.

If conditions specified in our partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey some or all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity. The unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable law in the event of a conversion, merger or consolidation, sale of substantially all of our assets or any other transaction or event.

Termination and Dissolution

We will continue as a limited partnership until terminated or converted under our partnership agreement. We will dissolve upon:

(1)	the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

(2)	at any time there are no limited partners, unless we continue without dissolution in accordance with the Marshall Islands Act;

(3)	the entry of a decree of judicial dissolution of us; or

(4)	the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with the partnership agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under clause (4), the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in the partnership agreement by appointing as general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that the action would not result in the loss of limited liability of any limited partner.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as provided in “How We Make Cash Distributions—Distributions of Cash Upon Liquidation”. The liquidator may defer liquidation or distribution of our assets for a reasonable period or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to September 30, 2024 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability. On or after September 30, 2024, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of the partnership agreement. Notwithstanding the above, our general partner may withdraw without unitholder approval upon 90 days’ written notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, the partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. See “—Transfer of General Partner Interest”.

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period of time after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. See “—Termination and Dissolution”.

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding common and subordinated units, including units held by our general partner and its affiliates, voting together as a single class, and we receive an opinion of counsel regarding limited liability. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates would provide the practical ability to prevent our general partner’s removal. At the closing of this offering, affiliates of our general partner will own, directly or indirectly, 57.4% of the outstanding units, assuming no exercise of the underwriters’ option to purchase additional common units. Any removal of our general partner is also subject to the successor general partner being approved by the vote of the holders of a majority of the outstanding common units and subordinated units, voting as a single class.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•

our general partner will have the right to convert its general partner interest and the holder of the incentive distribution rights will have the right to convert such incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at the time.

In the event of removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates the partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights owned by the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for their fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and its incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an independent investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, any employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

At any time, our general partner may transfer all or any of its general partner interest to another person without the approval of our common unitholders. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability and tax matters.

Transfer of Ownership Interests in General Partner

At any time, the members of our general partner may sell or transfer all or part of their respective membership interests in our general partner to an affiliate or a third party without the approval of our unitholders.

Transfer of Incentive Distribution Rights

At any time, our general partner may sell or transfer its incentive distribution rights to an affiliate or third party without the approval of the unitholders.

Change of Management Provisions

The partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove VTTI Energy Partners GP LLC as our general partner or otherwise change management. If any person or group acquires beneficial ownership of more than 20% of any class of units then outstanding, that person or group loses voting rights on all of its units in excess of 20% of all such units. Our general partner, its affiliates and persons who acquired common units with the prior approval of the board of directors of our general partner will not be subject to this 20% limitation.

The partnership agreement also provides that if our general partner is removed under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner interest into common units or to receive cash in exchange for that interest.

Limited Call Right

If at any time our general partner and its affiliates hold more than 80% of the then-issued and outstanding partnership interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining partnership interests of the class held by unaffiliated persons as of a record date to be selected by the general partner, on at least ten but not more than 60 days’ written notice at a price equal to the greater of (x) the average of the daily closing prices of the partnership interests of such class over the 20 trading days preceding the date three days before the notice of exercise of the call right is first mailed and (y) the highest price paid by our general partner or any of its affiliates for partnership interests of such class during the 90-day period preceding the date such notice is first mailed. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of this limited call right and has no fiduciary duty in determining whether to exercise this limited call right.

As a result of the general partner’s right to purchase outstanding partnership interests, a holder of partnership interests may have the holder’s partnership interests purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of common units in the market. See “Material U.S. Federal Income Tax Consequences—U.S. Federal Income Taxation of U.S. Holders—Sale, Exchange or Other Disposition of Common Units” and “Material U.S. Federal Income Tax Consequences—U.S. Federal Income Taxation of Non-U.S. Holders—Disposition of Units”.

At the completion of this offering and assuming no exercise of the underwriters’ option to purchase additional common units, the selling unitholder, the sole member of our general partner, will own 13.0% of our common units. At the end of the subordination period, assuming no additional issuances of common units, no exercise of the underwriters’ option to purchase additional common units and conversion of all of our subordinated units into common units, the selling unitholder will own, directly or indirectly, 57.4% of our outstanding units.

Meetings; Voting

Except as described below regarding a person or group owning more than 20% of any class of units then outstanding, unitholders who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.

Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of 33 1/3% of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit may vote according to the holder’s percentage interest in us, although additional limited partner interests having special voting rights could be issued. See “—Issuance of Additional Interests”. However, if at any time any person or group, other than our general partner and its affiliates, a direct transferee of our general partner and its affiliates or a transferee of such direct transferee who is notified by our general partner that it will not lose its voting rights, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum, or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and its nominee provides otherwise. Except as our partnership agreement otherwise provides, subordinated units will vote together with common units as a single class. Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner or Assignee

Except as described above under “—Limited Liability”, the common units will be fully paid, and unitholders will not be required to make additional contributions. By transfer of common units in accordance with our partnership agreement, each transferee of common units will be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records.

Indemnification

Under the partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

(1)	our general partner;

(2)	any departing general partner;

(3)	any person who is or was an affiliate of our general partner or any departing general partner;

(4)	any person who is or was an officer, director, member, fiduciary or trustee of any entity described in (1), (2) or (3) above;

(5)	any person who is or was serving as a director, officer, member, fiduciary or trustee of another person at the request of our general partner or any departing general partner;

(6)	our officers;

(7)	any person designated by our general partner; and

(8)	the members of the board of directors of our general partner.

Any indemnification under these provisions will only be out of our assets. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under the partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse the members of our general partner’s board of directors for their out-of-pocket costs and expenses incurred in the course of their service to us. Our partnership agreement also requires us to reimburse our general partner for all expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates.

Books and Reports

Our general partner is required to keep appropriate books and records of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and financial reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent registered public accounting firm. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.

Right to Inspect Our Books and Records

The partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at the limited partner’s own expense, have furnished to the limited partner:

(1)	a current list of the name and last known address of each partner;

(2)	information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

(3)	copies of the partnership agreement, the certificate of limited partnership of the partnership and related amendments;

(4)	information regarding the status of our business and financial position; and

(5)	any other information regarding our affairs as is just and reasonable.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under the partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other partnership interests proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available or advisable. These registration rights continue for two years following any withdrawal or removal of VTTI Energy Partners GP LLC as our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. In connection with these registration rights, we will not be required to pay any damages or penalties related to any delay or failure to file a registration statement or to cause a registration statement to become effective. See “Units Eligible for Future Sale”.

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered by this prospectus, our general partner and its affiliates will hold an aggregate of 2,625,000 common units and 20,125,000 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period. The sale of these common and subordinated units could have an adverse impact on the price of the common units or on any trading market that may develop.

The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act. However, any common units held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption from the registration requirements of the Securities Act pursuant to Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of ours to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of the class of securities outstanding; or

•	the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned common units for at least six months (provided we are in compliance with the current public information requirement) or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell those common units under Rule 144 without regard to the public information requirements, volume limitations, manner of sale provisions and notice requirements of Rule 144.

Our partnership agreement provides that we may issue an unlimited number of limited partner interests of any type without a vote of the unitholders. Any issuance of additional common units or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. See “The Partnership Agreement—Issuance of Additional Interests”.

Under our partnership agreement, our general partner and its affiliates have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any common units that they hold. Subject to the terms and conditions of the partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any common units to require registration of any of these common units and to include any of these common units in a registration by us of other common units, including common units offered by us or by any unitholder. Our general partner and its affiliates will continue to have these registration rights for two years following its withdrawal or removal as our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts and commissions. Except as described below, our general partner and its affiliates may sell their common units in private transactions at any time, subject to compliance with applicable laws.

We, our subsidiaries and our general partner and its officers, directors and affiliates, including VTTI, have agreed not to sell any common units for a period of 180 days from the date of this prospectus, subject to certain exceptions and extensions. See “Underwriting” for a description of these lock-up provisions.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

This section is a discussion of the material U.S. federal income tax consequences that may be relevant to prospective unitholders and, unless otherwise noted in the following discussion, is the opinion of Latham & Watkins LLP, counsel to our general partner and us, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law. This section is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), existing and proposed Treasury regulations promulgated under the Internal Revenue Code (the “Treasury Regulations”) and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to VTTI Energy Partners, LP, the Holding Companies and the Operating Companies.

The following discussion applies only to beneficial owners of common units that own the common units as “capital assets” within the meaning of Section 1221 of the Code and does not comment on all U.S. federal income tax matters affecting us or our unitholders. Moreover, the discussion has only limited application to entities treated as partnerships for U.S. federal income tax purposes, nonresident aliens, U.S. expatriates and former citizens or long-term residents of the United States or other unitholders subject to specialized tax treatment, such as banks, insurance companies and other financial institutions, tax-exempt institutions, foreign persons (including, without limitation, controlled foreign corporations, passive foreign investment companies and non-U.S. persons eligible for the benefits of an applicable income tax treaty with the United States), IRAs, real estate investment trusts (REITs) or mutual funds, dealers in securities or currencies, traders in securities, U.S. persons whose “functional currency” is not the U.S. dollar, persons holding their units as part of a “straddle”, “hedge”, “conversion transaction” or other risk reduction transaction, and persons deemed to sell their units under the constructive sale provisions of the Code. In addition, the discussion only comments to a limited extent on state, local and foreign tax consequences. Accordingly, we encourage each prospective unitholder to consult his own tax advisor in analyzing the state, local and foreign tax consequences particular to him of the ownership or disposition of common units and potential changes in applicable tax laws.

No ruling has been requested from the IRS regarding any matter affecting us or our unitholders. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and for incentive distributions to our general partner and, thus, will be borne indirectly by our unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

All statements as to matters of federal income tax law and legal conclusions with respect thereto, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Latham & Watkins LLP and are based on the accuracy of the representations made by us.

Election to Be Treated as a Corporation

We have elected to be treated as a corporation for U.S. federal income tax purposes. As a result, (and subject to the discussion below in “—PFIC Status and Significant Tax Consequences—Taxation of U.S. Holders Making a Timely QEF Election”), U.S. Holders (as defined below) will not be directly subject to U.S. federal income tax on our income, but rather will be subject to U.S. federal income tax on distributions received from us and dispositions of units as described below.

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our common units that owns (actually or constructively) less than 10% of our equity and that is:

•	an individual U.S. citizen or resident (as determined for U.S. federal income tax purposes),

•	a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia,

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

•

a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

Distributions

Subject to the discussion below of the rules applicable to PFICs, any distributions to a U.S. Holder made by us with respect to our common units generally will constitute dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent the amount of a distribution exceeds our current and accumulated earnings and profits, the distribution will be treated first as a nontaxable return of capital to the extent of a U.S. Holder’s adjusted tax basis in the common units and thereafter as capital gain. U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to distributions they receive from us because we are not a U.S. corporation. Dividends received with respect to our common units generally will be treated as foreign source “passive category income” for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.

Dividends received with respect to our common units by a U.S. Holder that is an individual, trust or estate, or a “U.S. Individual Holder”, generally will be treated as “qualified dividend income”, which is taxable to such U.S. Individual Holder at preferential tax rates provided that: (1) our common units are readily tradable on an established securities market in the United States; (2) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be, as discussed below under “—PFIC Status and Significant Tax Consequences”); (3) the U.S. Individual Holder has owned the common units for more than 60 days during the 121-day period beginning 60 days before the date on which the common units become ex-dividend (and has not entered into certain risk limiting transactions with respect to such common units); and (4) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common units will be eligible for these preferential rates in the hands of a U.S. Individual Holder, and any dividends paid on our common units that are not eligible for these preferential rates will be taxed at ordinary income rates to a U.S. Individual Holder.

Special rules may apply to any amounts received in respect of our common units that are treated as “extraordinary dividends”. In general, an extraordinary dividend is a dividend with respect to a common unit that is equal to or in excess of 10% of a unitholder’s adjusted tax basis (or fair market value upon the unitholder’s election) in such common unit. In addition, extraordinary dividends include dividends received within a one-year period that, in the aggregate, equal or exceed 20% of a unitholder’s adjusted tax basis (or fair market value). If we pay an “extraordinary dividend” on our common units that is treated as “qualified dividend income”, then any loss recognized by a U.S. Individual Holder from the sale or exchange of such common units will be treated as long-term capital loss to the extent of the amount of such dividend.

Ratio of Dividend Income to Distributions

The amount of distributions we pay on our common units that is treated as dividend income will depend upon the amount of our current and accumulated earnings and profits. We will compute our earnings and profits for each taxable year in accordance with U.S. federal income tax principles. Based upon various assumptions and estimates regarding our expected earnings and profits, we estimate that approximately 55.0% of the total cash distributions received by a purchaser of common units in this offering that holds such common units through December 31, 2016 will constitute dividend income. The remaining portion of these distributions will be treated first as a nontaxable return of capital to the extent of the purchaser’s tax basis in its common units and thereafter as capital gain. These estimates are based upon the assumption that we will pay the minimum quarterly distribution of $0.2625 per unit on our common units during the referenced period and on other assumptions regarding our business operations, including assumptions as to our earnings, capital expenditures and cash flow for this period. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current U.S. federal income tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual percentage of total cash distributions that will constitute dividend income could be higher or lower than expected, and any differences could be material and could materially affect the value of the common units.

Sale, Exchange or Other Disposition of Common Units

Subject to the discussion below of the rules applicable to PFICs, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our units in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in such units. The U.S. Holder’s initial tax basis in its units generally will be the U.S. Holder’s purchase price for the units and that tax basis will be reduced (but not below zero) by the amount of any distributions on the units that are treated as nontaxable returns of capital (as discussed above under “—Distributions” and “—Ratio of Dividend Income to Distributions”). Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Certain U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder’s ability to deduct capital losses is subject to limitations. Such capital gain or loss generally will be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes.

Medicare Tax on Net Investment Income

Certain U.S. Holders, including individuals, estates and trusts, will be subject to a 3.8% Medicare tax, or NIIT, on certain net investment income. For these purposes, net investment income generally includes dividends and capital gains realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (1) the unitholder’s net investment income and (2) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if the unitholder is married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (1) undistributed net investment income and (2) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins. Prospective unitholders are urged to consult with their tax advisors as to the impact of the NIIT on an investment in our common units.

PFIC Status and Significant Tax Consequences

Adverse U.S. federal income tax rules apply to a U.S. Holder that owns an equity interest in a non-U.S. corporation that is classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which the holder held our units, either:

•

at least 75% of our gross income (including the gross income of our subsidiaries) for such taxable year consists of passive income (e.g., dividends, interest, capital gains from the sale or exchange of investment property and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the average value of the assets held by us (including the assets of our subsidiaries) during such taxable year produce, or are held for the production of, passive income.

Income earned, or treated as earned (for U.S. federal income tax purposes), by us in connection with the performance of services would not constitute passive income. By contrast, rental income generally would constitute “passive income” unless we were treated as deriving that rental income in the active conduct of a trade or business under the applicable rules.

Based on our current and projected methods of operation, and the opinion of our counsel, we do not believe that we are or will be a PFIC for our current or any future taxable year. We have received an opinion of our U.S. counsel, Latham & Watkins LLP, in support of this position that concludes that the income our subsidiaries earn from certain of our present terminal storage, terminal handling and related services should not constitute passive income for purposes of determining whether we are a PFIC. In addition, we have represented to our U.S. counsel that we expect that more than 25% of our gross income for our current taxable year and each future year will arise from such terminal services activities, and more than 50% of the average value of our assets for each such year will be held for the production of such nonpassive income. Assuming the composition of our income and assets is consistent with these expectations, and assuming the accuracy of other representations we have made to our U.S. counsel for purposes of their opinion, our U.S. counsel is of the opinion that we should not be a PFIC for our current taxable year or any future year.

Distinguishing between arrangements treated as generating rental income, which may constitute passive income for purposes of determining our PFIC status, and those treated as generating services income involves weighing and balancing competing factual considerations, and there is no legal authority under the PFIC rules addressing our specific method of operation. Conclusions in this area therefore remain matters of interpretation. We are not seeking a ruling from the IRS on the treatment of income generated from our terminal operations, and the opinion of our counsel is not binding on the IRS or any court. Thus, while we have received an opinion of counsel in support of our position, it is possible that the IRS or a court could disagree with this position and the opinion of our counsel. In addition, although we intend to conduct our affairs in a manner designed to avoid being classified as a PFIC with respect to any taxable year, we cannot assure unitholders that the nature of our operations will not change in the future and that we will not become a PFIC in any future taxable year.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund”, which we refer to as a “QEF election”. As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common units, as discussed below. If we are a PFIC, a U.S. Holder will be subject to the PFIC rules described herein with respect to any of our subsidiaries that are PFICs. However, the mark-to-market election discussed below will likely not be available with respect to shares of such PFIC subsidiaries. In addition, if a U.S. Holder owns our common units during any taxable year that we are a PFIC, such units owned by such holder will be treated as PFIC units even if we are not a PFIC in a subsequent year and, if the total value of all PFIC stock that such holder directly or indirectly owns exceeds certain thresholds, such holder must file an annual report with the IRS.

The PFIC rules are complex, and you are encouraged to consult your own tax advisor regarding the PFIC rules, including the annual PFIC reporting requirement.

Taxation of U.S. Holders Making a Timely QEF Election

If we were to be treated as a PFIC for any taxable year, and a U.S. Holder makes a timely QEF election, such holder hereinafter an “Electing Holder”, then, for U.S. federal income tax purposes, the Electing Holder must report as income for its taxable year its pro rata share of our ordinary earnings and net capital gain, if any, for our taxable years that end with or within the taxable year for which that holder is reporting, regardless of whether or not the Electing Holder received distributions from us in that year. The Electing Holder’s adjusted tax basis in the common units would be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed would result in a corresponding reduction in the Electing Holder’s adjusted tax basis in common units and would not be taxed again once distributed. An Electing Holder generally would recognize capital gain or loss on the sale, exchange or other disposition of our common units. A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with its U.S. federal income tax return. If contrary to our expectations, we determine that we are treated as a PFIC for any taxable year, we will provide each U.S. Holder with the information necessary to make the QEF election described above. Although the QEF election is available with respect to subsidiaries, in the event we acquire or own a subsidiary in the future that is treated as a PFIC, no assurances can be made that we will be able to provide U.S. Holders with the necessary information to make the QEF election with respect to such subsidiary.

Taxation of U.S. Holders Making a Timely Mark-to-Market Election

If we were to be treated as a PFIC for any taxable year and, as we anticipate, our units were treated as “marketable stock”, then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common units, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the U.S. Holder’s common units at the end of the taxable year over the holder’s adjusted tax basis in the common units. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common units over the fair market value thereof at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in its common units would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our common units would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the common units would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. Because the mark-to-market election only applies to marketable stock, however, it would not apply to a U.S. Holder’s indirect interest in any of our subsidiaries that were determined to be PFICs.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

If we were to be treated as a PFIC for any taxable year, a U.S. Holder that does not make either a QEF election or a “mark-to-market” election for that year, such holder hereinafter a “Non-Electing Holder”, would be subject to special rules resulting in increased tax liability with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common units in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the portion of the Non-Electing Holder’s holding period for the common units before the taxable year) and (2) any gain realized on the sale, exchange or other disposition of the units. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common units;

•

the amount allocated to the current taxable year and any taxable year prior to the taxable year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income; and

•

the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayers for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a qualified pension, profit sharing or other retirement trust or other tax-exempt organization that did not borrow money or otherwise utilize leverage in connection with its acquisition of our common units. If we were treated as a PFIC for any taxable year and a Non-Electing Holder who is an individual dies while owning our common units, such holder’s successor generally would not receive a step-up in tax basis with respect to such units.

U.S. Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our common units (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is referred to as a Non-U.S. Holder. If you are a partner in a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holding our common units, you should consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of our common units.

Distributions

Distributions we pay to a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a U.S. trade or business. If the Non-U.S. Holder is engaged in a U.S. trade or business, our distributions will be subject to U.S. federal income tax to the extent they constitute income effectively connected with the Non-U.S. Holder’s U.S. trade or business. However, distributions paid to a Non-U.S. Holder that is engaged in a U.S. trade or business may be exempt from taxation under an income tax treaty if the income arising from the distribution is not attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder.

Disposition of Units

In general, a Non-U.S. Holder is not subject to U.S. federal income tax or withholding tax on any gain resulting from the disposition of our common units provided the Non-U.S. Holder is not engaged in a U.S. trade or business. A Non-U.S. Holder that is engaged in a U.S. trade or business will be subject to U.S. federal income tax in the event the gain from the disposition of units is effectively connected with the conduct of such U.S. trade or business (provided, in the case of certain Non-U.S. Holders entitled to the benefits of an income tax treaty with the United States, such gain also is attributable to a U.S. permanent establishment). However, even if not engaged in a U.S. trade or business, individual Non-U.S. Holders may be subject to tax on gain resulting from the disposition of our common units if they are present in the United States for 183 days or more during the taxable year in which those units are disposed of and meet certain other requirements.

Backup Withholding and Information Reporting

In general, payments to a U.S. Individual Holder of distributions or the proceeds of a disposition of common units will be subject to information reporting. These payments to a U.S. Individual Holder also may be subject to backup withholding if the U.S. Individual Holder:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that it has failed to report all interest or corporate distributions required to be reported on its U.S. federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8BEN-E, W-8ECI or W-8IMY, as applicable.

Backup withholding is not an additional tax. Rather, a unitholder generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and obtain a refund of any amounts withheld in excess of such liability) by timely filing a U.S. federal income tax return with the IRS.

In addition, individual citizens or residents of the United States holding certain “foreign financial assets” (which generally includes stock and other securities issued by a foreign person unless held in an account maintained by a financial institution) that exceed certain thresholds (the lowest being holding foreign financial assets with an aggregate value in excess of: (1) $50,000 ($100,000 if you are married and file a joint return) on the last day of the tax year or (2) $75,000 ($150,000 if you are married and file a joint return) at any time during the tax year) are required to report information relating to such assets by filing IRS Form 8938. Significant penalties may apply for failure to satisfy the reporting obligations described above. Unitholders should consult their tax advisors regarding their reporting obligations, if any, that would result from their purchase, ownership or disposition of our units.

NON-UNITED STATES TAX CONSEQUENCES

Marshall Islands Tax Consequences

The following discussion is based upon the opinion of Watson, Farley & Williams LLP, our counsel as to matters of the laws of the Republic of the Marshall Islands, and the current laws of the Republic of the Marshall Islands applicable to persons who do not reside in, maintain offices in or engage in business in the Republic of the Marshall Islands.

Because we and our subsidiaries do not and do not expect to conduct business or operations in the Republic of the Marshall Islands, and because all documentation related to this offering will be executed outside of the Republic of the Marshall Islands, under current Marshall Islands law you will not be subject to Marshall Islands taxation or withholding on distributions, including upon distributions treated as a return of capital, we make to you as a unitholder. In addition, you will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of common units, and you will not be required by the Republic of the Marshall Islands to file a tax return relating to your ownership of common units.

Netherlands Tax Consequences

The following is a discussion of the material Dutch tax consequences that may be relevant to prospective unitholders who are not and have not been resident of the Netherlands for Dutch tax purposes and who are not subject to any Dutch tax for any source or reason other than by virtue of their ownership of our common units.

Prospective unitholders who are, or have been, resident of the Netherlands for Dutch tax purposes and/or subject to Dutch tax for any source or reason other than by virtue of their ownership of our common units are urged to consult their own tax advisors regarding the potential Dutch tax consequences to them of an investment in our common units.

The discussion that follows is based upon existing Dutch legislation, case law and current Dutch tax authorities’ practice and policy as of the date of this prospectus, both of which may change, possibly with retroactive effect. Changes in legislation, case law and the practice and policy of Dutch tax authorities may cause the tax consequences to vary substantially from the consequences of unit ownership described below.

Distributions

We are not required to withhold Dutch dividend withholding tax when making distributions to unitholders provided that the place of effective management of the following entities—VTTI Energy Partners GP LLC, VTTI MLP Energy Partners LP and VTTI MLP Holdings Ltd—is not in the Netherlands for Dutch tax purposes. We have obtained an Advance Tax Ruling from the Dutch tax authorities confirming that the place of effective management of these entities will be outside the Netherlands on the basis of our description of those entities’ envisaged organization, governance and management, as included in the ruling request. Consequently, any distribution to unitholders should not be subject to Dutch dividend withholding tax. Please read “—Advance Tax Ruling”.

Taxation of Income and Disposition of Common Units

Under Dutch tax legislation, non-Dutch resident unitholders will not be subject to tax in the Netherlands merely by virtue of their ownership of our common units. Consequently, under such circumstances, non-Dutch resident unitholders will not be liable to any Dutch taxation regarding the purchase, ownership or disposition of common units. Also, non-Dutch resident unitholders are not required to file a Dutch tax return in the Netherlands relating to their ownership of common units merely by virtue of their ownership of our common units. We have also obtained an Advance Tax Ruling from the Dutch tax authorities confirming this tax treatment. Please read “—Advance Tax Ruling”.

Advance Tax Ruling

We concluded an Advance Tax Ruling with the Dutch tax authorities with a term of five years starting from the day of the Initial Public Offering and with an understanding to prolong the Advance Tax Ruling for another period of five years, unless the relevant facts and circumstances have changed or in case of a relevant amendment of the law.

The Advance Tax Ruling is a legally binding agreement between us and the Dutch tax authorities.

In the Advance Tax Ruling we obtained advance certainty from the Dutch tax authorities that under the present Dutch taxation legislation, and based on our description of the relevant facts and circumstances as included in the ruling request, non-Dutch resident common unitholders will not be subject to Dutch non-resident tax merely by virtue of their ownership of our common units. It has also been agreed that we are not required to withhold Dutch dividend withholding tax on distributions made to unitholders provided that the place of effective management of the following entities—VTTI Energy Partners GP LLC, VTTI MLP Energy Partners LP and VTTI MLP Holdings Ltd—is and will continue to be outside the Netherlands, which place of effective management has been confirmed to be outside the Netherlands on the basis of our description of those entities’ envisaged organization, governance and management as included in the ruling request.

In the Advance Tax Ruling, concluded on the basis of our description of the relevant facts and circumstances as included in the ruling request, we obtained advance certainty from the Dutch tax authorities that under the present Dutch taxation legislation dividend distributions and repayments of equity made by VTTI MLP B.V. to its shareholder VTTI MLP Holdings Ltd are exempt from Dutch dividend withholding tax and that any benefit, including capital gains and dividend income, derived from our operating subsidiaries by VTTI MLP B.V. should be exempt from Dutch taxation pursuant to the Dutch participation exemption.

In the Advance Tax Ruling, concluded on the basis of our description of the envisaged organization, governance and management as included in the ruling request, we obtained advance certainty from the Dutch tax authorities that we and our subsidiary VTTI MLP Holdings Ltd will not be regarded as Dutch tax residents and, as a result, will not be subject to Dutch corporate income tax.

United Kingdom Tax Consequences

The following is a discussion of the material U.K. tax consequences that may be relevant to prospective unitholders who are not (and have not been) resident in the United Kingdom for U.K. tax purposes, or “non-U.K. Holders”.

Prospective unitholders who are (or have been) resident in the United Kingdom for U.K. tax purposes are urged to consult their own tax advisors regarding the potential U.K. tax consequences to them of an investment in our common units.

The discussion that follows is based upon existing U.K. legislation and current HM Revenue & Customs practice as of the date of this prospectus, both of which may change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences of unit ownership described below.

Taxation of Income and Disposals

We are not required to withhold U.K. tax when paying distributions to unitholders.

Under U.K. taxation legislation, non-U.K. holders will not be required to pay tax in the United Kingdom on income or profits, including chargeable (capital) gains, in respect of the acquisition, holding, disposition or redemption of the common units, provided that:

•	such holders do not use or hold and are not deemed or considered to use or hold their common units in the course of carrying on a trade, profession or vocation in the United Kingdom; and

•	such holders do not have a branch or agency or permanent establishment in the United Kingdom to which such common units are used, held or acquired.

We have obtained confirmation from HM Revenue & Customs that unitholders should not be regarded as carrying on a trade in the United Kingdom and should not be required to pay tax in the United Kingdom merely by virtue of ownership of our common units.

Stamp Taxes.    No liability for stamp duty reserve tax should arise in connection with the issuance of units to unitholders or the transfer of units by unitholders.

Provided that the instrument of transfer is not executed in any part of the United Kingdom and does not relate to any property situated or to any matter or thing done or to be done in any part of the United Kingdom, no liabilities to U.K. stamp duty should arise in connection with the issue of units to unitholders or the transfer of units in our partnership.

EACH PROSPECTIVE UNITHOLDER IS URGED TO CONSULT ITS OWN TAX COUNSEL OR OTHER ADVISOR WITH REGARD TO THE LEGAL AND TAX CONSEQUENCES OF UNIT OWNERSHIP UNDER ITS PARTICULAR CIRCUMSTANCES.

UNDERWRITING

Citigroup Global Markets, Inc. and J.P. Morgan Securities LLC are acting as joint book-running managers of this offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and the selling unitholder has agreed to sell to that underwriter, the number of common units set forth opposite the underwriter’s name.

Underwriter	Number of Common Units
Citigroup Global Markets Inc.	4,375,000
J.P. Morgan Securities LLC	4,375,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	1,662,500
Credit Suisse Securities (USA) LLC	1,662,500
Deutsche Bank Securities Inc.	1,662,500
Wells Fargo Securities, LLC	1,662,500
Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.	612,500
Mitsubishi UFJ Securities (USA), Inc.	227,500
BNP Paribas Securities Corp.	227,500
HSBC Securities (USA) Inc.	227,500
SG Americas Securities, LLC	227,500
SMBC Nikko Securities America, Inc.	227,500
Credit Agricole Securities (USA) Inc.	175,000
ING Financial Markets LLC	175,000

Total	17,500,000

The business address of Citigroup Global Markets Inc. is 388 Greenwich Street, New York, New York 10013. The business address of J.P. Morgan Securities LLC is 383 Madison Ave., New York, NY 10179.

The underwriting agreement provides that the obligations of the underwriters to purchase the common units included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the common units (other than those covered by the underwriters’ option to purchase additional common units described below) if they purchase any of the common units.

Common units sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any common units sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $0.756 per common unit. After the common units are released for sale to the public, if all the common units are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us and the selling unitholder that the underwriters do not intend to make sales to discretionary accounts.

Option to Purchase Additional Common Units

If the underwriters sell more common units than the total number set forth in the table above, the selling unitholder has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 2,625,000 additional common units at the public offering price less the underwriting discount. To the extent the option is exercised, each underwriter must purchase a number of additional common units approximately proportionate to that underwriter’s initial purchase commitment. Any common units issued or sold under the option will be issued and sold on the same terms and conditions as the other common units that are the subject of this offering.

No Sales of Similar Securities

We, our general partner, our general partner’s officers and directors, our affiliates, including VTTI, and their officers and directors have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of each of Citigroup Global Markets Inc. and J.P. Morgan Securities LLC, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any common units or any securities convertible into or exercisable or exchangeable for our common units or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common units, whether any such transaction described above is to be settled by delivery of common units or such other securities, in cash or otherwise, subject to certain exceptions.

Citigroup Global Markets Inc. and J.P. Morgan Securities LLC, in their sole discretion, may together release any of the securities subject to these lock-up agreements at any time which, in the case of officers and directors, shall be with notice. Neither Citigroup Global Markets Inc. nor J.P. Morgan Securities LLC has any present intention or any understanding, implicit or explicit, to release any of the common units or other securities subject to the look-up agreement prior to the expiration of the 180-day restricted period described above.

Listing

Prior to this offering, there has been no public market for our common units. Consequently, the initial public offering price for the common units was determined by negotiations among us, the selling unitholder and the representatives. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the common units will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common units will develop and continue after this offering.

We have been approved to have our common units listed on the New York Stock Exchange under the symbol “VTTI”, subject to official notice of issuance.

Commissions and Discounts

The following table shows the underwriting discounts and commissions that the selling unitholder will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common units.

	Paid by VTTI Energy Partners LP
	No Exercise	Full Exercise
Per common unit	$1.26	$1.26
Total	$22,050,000	$25,357,500

The selling unitholder will pay an aggregate structuring fee equal to 0.50% of the gross proceeds from this offering to Citigroup Global Markets Inc. and J.P. Morgan Securities, LLC for the evaluation, analysis and structuring of our partnership. The selling unitholder will also pay up to $25,000 of reasonable fees and expenses of counsel related to the review by the Financial Industry Regulatory Authority, Inc. of the terms of sale of the common units offered hereby.

The selling unitholder estimates that the total expenses of this offering, not including the underwriting discount and structuring fee, will be approximately $5.8 million.

Price Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriters may purchase and sell common units in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the underwriters’ option to purchase additional common units, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of common units than they are required to purchase in this offering.

•	“Covered” short sales are sales of common units in an amount up to the number of common units represented by the underwriters’ option to purchase additional common units.

•	“Naked” short sales are sales of common units in an amount in excess of the number of common units represented by the underwriters’ option to purchase additional common units.

•

Covering transactions involve purchases of common units either pursuant to the underwriters’ option to purchase additional common units or in the open market after the distribution has been completed in order to cover short positions.

•

To close a naked short position, the underwriters must purchase common units in the open market after the distribution has been completed. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in this offering.

•

To close a covered short position, the underwriters must purchase common units in the open market after the distribution has been completed or must exercise the option to purchase additional common units. In determining the source of common units to close the covered short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through the underwriters’ option to purchase additional common units.

•	Stabilizing transactions involve bids to purchase common units so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the common units. They may also cause the price of the common units to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Conflicts of Interest

Certain of the underwriters and their respective affiliates have in the past performed, and may in the future perform, commercial banking, investment banking and advisory services for us, our general partner, VTTI and our respective affiliates from time to time for which they have received customary fees and reimbursement of expenses.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Affiliates of certain of the underwriters serve as lenders under our Credit Facilities and will serve as lenders under the VTTI Revolving Credit Facility. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

We, our general partner and certain of our affiliates, including the selling unitholder and VTTI, have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., acting through its Global Financial Markets—Equity Capital Markets department (“Rabobank”), is not a U.S.-registered broker-dealer and, therefore, to the extent that they intend to effect any sales of the equity securities in the United States, they will do so through a U.S.-registered broker-dealer in accordance with the applicable U.S. securities laws and regulations, and as permitted by the FINRA regulations.

Wells Fargo Securities, LLC, one of the underwriters for this offering, has entered into a referral agreement with ING Bank, N.V. (“ING Bank”), a Dutch company, pursuant to which Wells Fargo Securities, LLC agreed to pay to ING Bank a referral fee equal to a portion of the net underwriting discount and commission received by Wells Fargo Securities, LLC in connection with this offering. ING Bank is an affiliate of ING Financial Markets LLC, one of the underwriters in the offering. ING Financial Markets LLC will not receive any portion of the referral fee or compensation related to the referral agreement between Wells Fargo Securities, LLC and ING Bank.

Selling Legends

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), other than Germany, with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the Issuer for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state), and includes any relevant implementing measure in each relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

The selling unitholder has not authorized and does not authorize the making of any offer of securities through any financial intermediary on its behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of the selling unitholder or the underwriters.

Each of VTTI and the selling unitholder is an “underwriter” within the meaning of the Securities Act with respect to the common units that it will sell in the offering. Underwriters are subject to the prospectus delivery requirements under the Securities Act. The selling unitholder may be subject to certain statutory liabilities under the Securities Act and the Exchange Act.

Notice to Prospective Investors in the United Kingdom

Our partnership may constitute a “collective investment scheme” as defined by section 235 of the Financial Services and Markets Act 2000 (FSMA) that is not a “recognised collective investment scheme” for the purposes of FSMA (CIS) and that has not been authorised or otherwise approved. As an unregulated scheme, it cannot be marketed in the United Kingdom to the general public, except in accordance with FSMA. This prospectus is only being distributed in the United Kingdom to, and is only directed at:

(1) if our partnership is a CIS and is marketed by a person who is an authorised person under FSMA, (a) investment professionals falling within Article 14(5) of the Financial Services and Markets Act 2000 (Promotion of Collective Investment Schemes) (Exemptions) Order 2001, as amended (the CIS Promotion Order) or (b) high net worth companies and other persons falling within Article 22(2)(a) to (d) of the CIS Promotion Order; or

(2) otherwise, if marketed by a person who is not an authorised person under FSMA, (a) persons who fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the Financial Promotion Order) or (b) Article 49(2)(a) to (d) of the Financial Promotion Order; and

(3) in both cases (1) and (2) to any other person to whom it may otherwise lawfully be made (all such persons together being referred to as “relevant persons”).

Our partnership’s common units are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common units will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) in connection with the issue or sale of any common units which are the subject of the offering contemplated by this prospectus will only be communicated or caused to be communicated in circumstances in which Section 21(1) of FSMA does not apply to our partnership.

Notice to Prospective Investors in Germany

This document has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Capital Investment Act (Vermögensanlagengesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht—BaFin) nor any other German authority has been notified of the intention to distribute our common units in Germany. Consequently, our common units may not be distributed in Germany by way of public offering, public advertisement or in any similar manner and this document and any other document relating to this offering, as well as information or statements contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of our common units to the public in Germany or any other means of public marketing. Our common units are being offered and sold in Germany only to qualified investors which are referred to in Section 3, paragraph 2 no. 1, in connection with Section 2, no. 6, of the German Securities Prospectus Act, Section 2 no. 4 of the German Capital Investment Act, and in Section 2 paragraph 11 sentence 2

no.1 of the German Investment Act. This document is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

This offering does not constitute an offer to sell or the solicitation of an offer to buy our common units in any circumstances in which such offer or solicitation is unlawful.

Notice to Prospective Investors in the Netherlands

Our common units may not be offered or sold, directly or indirectly, in the Netherlands, other than as permitted by the Prospectus Directive as implemented in the Dutch Financial Supervision Act (Wet op het financieel toezicht) and other relevant legislation (for instance to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht)).

Notice to Prospective Investors in Switzerland

This prospectus is being communicated in Switzerland to a small number of selected investors only. Each copy of this prospectus is addressed to a specifically named recipient and may not be copied, reproduced, distributed or passed on to third parties. Our common units are not being offered to the public in Switzerland, and neither this prospectus, nor any other offering materials relating to our common units may be distributed in connection with any such public offering.

We have not been registered with the Swiss Financial Market Supervisory Authority FINMA as a foreign collective investment scheme pursuant to Article 120 of the Collective Investment Schemes Act of June 23, 2006 (“CISA”). Accordingly, our common units may not be offered to the public in or from Switzerland, and neither this prospectus, nor any other offering materials relating to our common units may be made available through a public offering in or from Switzerland. Our common units may only be offered and this prospectus may only be distributed in or from Switzerland by way of private placement exclusively to qualified investors (as this term is defined in the CISA and its implementing ordinance).

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

We are organized under the laws of the Marshall Islands as a limited partnership. Our general partner is organized under the laws of the Marshall Islands as a limited liability company. The Marshall Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent.

Most of the directors and officers of our general partner and those of our subsidiaries are residents of countries other than the United States. Substantially all of our and our subsidiaries’ assets and a substantial portion of the assets of the directors and officers of our general partner are located outside the United States. As a result, it may be difficult or impossible for United States investors to effect service of process within the United States upon us, the directors or officers of our general partner, our general partner or our subsidiaries or to realize against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. However, we have expressly submitted to the jurisdiction of the Court of Chancery of the State of Delaware (or if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction), unless otherwise provided for by Marshall Islands law, for the purpose of any suit, action or proceeding arising under the securities laws of the United States or any state in the United States, and we have appointed The Trust Company of the Marshall Islands, Inc., Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960, our registered agent, to accept service of process on our behalf in any such action.

Watson, Farley & Williams LLP, our counsel as to Marshall Islands law, has advised us that there is uncertainty as to whether the courts of the Marshall Islands would (1) recognize or enforce against us, our general partner or its directors or officers judgments of courts of the United States based on civil liability provisions of applicable U.S. federal and state securities laws or (2) impose liabilities against us, our general partner in original actions brought in the Marshall Islands, based on these laws.

The Partnership has been advised that there is uncertainty as to whether the courts of the United Kingdom would (1) recognize or enforce against us, our general partner or its directors or officers judgments of courts of the United States based on civil liability provisions of applicable U.S. federal and state securities laws or (2) impose liabilities against us, our general partner or its directors in original actions brought in the United Kingdom based on these laws.

LEGAL MATTERS

The validity of the common units and certain other legal matters, including tax matters, with respect to the laws of the Republic of the Marshall Islands will be passed upon for us by our counsel as to Marshall Islands law, Watson, Farley & Williams LLP. Watson, Farley, Williams LLP is located at 1133 Avenue of the Americas, New York, New York 10036. Certain other legal matters, including tax matters with respect to U.S. law, will be passed upon for us by Latham & Watkins LLP, Houston, Texas. Certain matters with respect to this offering will be passed upon for the underwriters by Baker Botts L.L.P., Dallas, Texas.

EXPERTS

The combined carve-out financial statements of VTTI Energy Partners LP Predecessor at December 31, 2012 and 2013, and for each of the two years in the period ended December 31, 2013, appearing in this prospectus and registration statement have been audited by Ernst & Young Accountants LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in auditing and accounting.

The balance sheet of VTTI Energy Partners LP as of April 11, 2014 appearing in this prospectus and registration statement has been audited by Ernst & Young Accountants LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein and is included in reliance upon such report given on the authority of such firm as experts in auditing and accounting.

Ernst & Young Accountants LLP is located at Boompjes 258, 3011 XZ Rotterdam, Netherlands.

EXPENSES RELATED TO THIS OFFERING

The following table sets forth the main costs and expenses, other than the underwriting discounts and commissions and structuring fees, in connection with this offering, which we or the Selling Unitholder will be required to pay.

U.S. Securities and Exchange Commission registration fee	$45,080
Financial Industry Regulatory Authority filing fee	53,000
The New York Stock Exchange listing fee	125,000
Legal fees and expenses	1,700,000
Accounting and auditing fees and expenses	2,700,000
Printing and engraving costs	650,000
Transfer agent fees and other	25,000
Miscellaneous	520,920

Total	$5,800,000

All amounts are estimated, except the SEC registration fee, the Financial Industry Regulatory Authority filing fee and the New York Stock Exchange listing fee.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1 regarding the common units. For purposes of this section, the term “registration statement” means the original registration statement and any and all amendments, including the schedules and exhibits to the original registration statement and any amendments. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common units offered in this prospectus, you may wish to review the full registration statement, including the exhibits attached thereto. The registration statement, including its exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates or from the SEC’s website on the Internet at http://www.sec.gov free of charge. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our registration statement can also be inspected and copied at the offices of the New York Stock Exchange.

Upon completion of this offering, we will be subject to the information requirements of the Exchange Act and, in accordance therewith, we will be required to file with the SEC annual reports on Form 20-F within four months of our fiscal year-end, and provide to the SEC other material information on Form 6-K. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above. We expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, which will be operational after this offering, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, certain rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal unitholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, including the filing of quarterly reports or current reports on Form 8-K. However, we intend to furnish or make available to our unitholders annual reports containing our audited consolidated financial statements prepared in accordance with U.S. GAAP and make available to our unitholders quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each fiscal year. Our annual report will contain a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section for the relevant periods.

INDUSTRY AND MARKET DATA

Wood Mackenzie has provided us certain statistical and graphical information contained in this prospectus and relating to the international terminal industry. We do not have any knowledge that the information provided by Wood Mackenzie is inaccurate in any material respect. Wood Mackenzie has advised us that this information is drawn from its database and other sources and that: (1) some information in Wood Mackenzie database is derived from estimates or subjective judgments, (2) the information in the databases of other data collection agencies may differ from the information in Wood Mackenzie’s database and (3) while Wood Mackenzie has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures. We believe that, notwithstanding any such qualification by Wood Mackenzie, the industry data provided by Wood Mackenzie is accurate in all material respects.

INTRODUCTION TO

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

VTTI Energy Partners LP (the “Partnership”) was formed on April 11, 2014 as a limited partnership under the laws of the Republic of the Marshall Islands (the “Marshall Islands”) in connection with the Partnership’s proposed initial public offering of its common units (the “IPO”). The Partnership’s unaudited pro forma combined balance sheet as of March 31, 2014 has been prepared based on the unaudited condensed interim combined carve-out balance sheet of the Predecessor (as defined below) as of March 31, 2014. The Partnership’s unaudited pro forma combined balance sheet assumes that the IPO and related transactions occurred on March 31, 2014 for the purpose of this pro forma presentation.

The combined net assets and results of the terminal operations of each of the terminals in our initial group of Contributed assets, are collectively referred to as the “Predecessor.”

The unaudited pro forma combined balance sheet as of March 31, 2014 assumes the following transactions occurred on such date:

•	the acquisition by the Partnership of the equity interests in the subsidiary VTTI MLP Holdings Ltd;

•

the acquisition by VTTI MLP Holdings Ltd of 36.0% of the economic interest and 51% of the voting interest in the subsidiary VTTI MLP B.V., which entitles the Partnership to control the operating companies;

•	the acquisition by VTTI MLP B.V. of the shares of the Predecessor terminal entities;

•

the Partnership’s amendment to its existing financing agreements to permit the transactions pursuant to which it acquired its initial terminals including the entry into a €500.0 ($680.0) million revolving credit facility of which $600 million is expected to be drawn at the closing of the offering;

•	the conversion of approximately $234 million of debt to equity prior to the closing of the IPO;

•	the distribution of $57.3 million prior to the closing of the IPO from VTTI MLP B.V. to VTTI B.V.;

•

the issuance by the Partnership to VTTI MLP Partners B.V. of 20,125,000 common units and 20,125,000 subordinated units representing a 98% limited partner interest in the Partnership, and all of the Partnership’s incentive distribution rights;

•	the issuance by the Partnership to VTTI Energy Partners GP LLC, a Marshall Islands limited liability company (the “General Partner”), of a 2.0% general partner interest in the Partnership;

•	the selling unitholder’s sale to the public of 17,500,000 common units representing a 42.6% limited partner interest in the Partnership; and

•	the payment of approximately $5.8 million in offering fees and expenses from the IPO proceeds, excluding the structuring fee.

The historical unaudited condensed interim combined carve-out financial statements have been adjusted to give effect to pro forma items that are: (1) directly attributable to the IPO and the related transactions, and (2) factually supportable. The unaudited pro forma combined balance sheet and accompanying notes have been prepared in accordance with accounting principles generally acceptable in the United States, or U.S. GAAP, and should be read together with the Predecessor’s historical unaudited condensed interim combined carve-out financial statements and related notes included elsewhere in this prospectus.

The unaudited pro forma combined balance sheet was derived by adjusting the historical unaudited condensed interim combined carve-out financial statements of the Predecessor. The adjustments reflected in the unaudited pro forma combined balance sheet are based on currently available information and certain estimates and assumptions; therefore, actual results may differ from the pro forma adjustments. However, management believes that the assumptions used provide a reasonable basis for presenting the significant effects of the IPO and the related transactions, and that the pro forma adjustments in the unaudited pro forma combined balance sheet give appropriate effect to the assumptions.

unaudited pro forma combined balance sheet are based on currently available information and certain estimates and assumptions; therefore, actual results may differ from the pro forma adjustments. However, management believes that the assumptions used provide a reasonable basis for presenting the significant effects of the IPO and the related transactions, and that the pro forma adjustments in the unaudited pro forma combined balance sheet give appropriate effect to the assumptions.

The unaudited pro forma combined balance sheet does not purport to represent the Partnership’s financial position had the IPO and related transactions actually been completed on the date indicated. In addition, it does not project the Partnership’s financial position for any future date or period.

VTTI ENERGY PARTNERS LP

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

as of March 31, 2014

(in US$ millions)

		VTTI Energy Partners LP Predecessor	Formation adjustments	VTTI Energy Partners LP Pro Forma	IPO adjustments	VTTI Energy Partners LP Pro Forma
ASSETS
Current assets:
Cash and cash equivalents		56.8	8.0	64.8	(57.3)	7.5
Restricted cash		8.0	(8.0)	0.0	0.0	0.0
Trade accounts receivable		8.8	0.0	8.8	0.0	8.8
Affiliates	Note 4b	26.3	0.0	26.3	0.0	26.3
Other receivables and current assets		26.6	0.0	26.6	0.0	26.6
Prepaid expenses		4.7	0.0	4.7	0.0	4.7
Deferred tax assets		2.6	0.0	2.6	0.0	2.6

Total current assets		133.8	0.0	133.8	(57.3)	76.5

Long-term assets:
Long-term receivables		3.2	0.0	3.2	0.0	3.2
Long-term prepaid expenses		23.6	0.0	23.6	0.0	23.6
Deferred tax assets		40.9	0.0	40.9	0.0	40.9
Property, plant and equipment	Note 6	1,279.3	0.0	1,279.3	0.0	1,279.3
Lease rights	Note 7	45.9	0.0	45.9	0.0	45.9
Goodwill		131.3	0.0	131.3	0.0	131.3
Deferred debt issuance costs		2.0	0.0	2.0	0.0	2.0

Total long-term assets		1,526.2	0.0	1,526.2	0.0	1,526.2

Total assets		1,660.0	0.0	1,660.0	(57.3)	1,602.7

LIABILITIES AND OWNERS’ EQUITY
Current liabilities:
Trade accounts payable		20.9	0.0	20.9	0.0	20.9
Affiliates	Note 4b	45.0	(25.0)	20.0	0.0	20.0
Current installments of long-term debt	Note 8	25.3	(25.3)	0.0	0.0	0.0
Derivative liabilities		3.6	0.0	3.6	0.0	3.6
Other liabilities and accrued expenses		26.2	0.0	26.2	0.0	26.2

Total current liabilities		121.0	(50.3)	70.7	0.0	70.7

Long-term liabilities:
Long-term debt, excluding current installments	Note 8	169.3	430.7	600.0	0.0	600.0
Derivative liabilities		3.0	0.0	3.0	0.0	3.0
Long-term debt, affiliates		613.9	(613.9)	0.0	0.0	0.0
Postretirement benefit and post employment obligation		12.8	0.0	12.8	0.0	12.8
Environmental provisions	Note 9	29.8	0.0	29.8	0.0	29.8
Deferred tax liabilities		46.4	0.0	46.4	0.0	46.4
Other long-term liabilities		11.0	0.0	11.0	0.0	11.0

Total long-term liabilities		886.2	(183.2)	703.0	0.0	703.0

Total liabilities		1,007.2	(233.5)	773.7	0.0	773.7

Commitments and contingencies
Owner’s equity:
Parent’s equity		602.2	(301.3)	300.9	(300.9)	—
General partner		0.0	0.0	0.0	5.6	5.6
Common unitholders held by public		0.0	0.0	0.0	119.4	119.4
Common unitholders held by VTTI MLP Partners B.V.		0.0	0.0	0.0	17.9	17.9
Subordinated unitholders held by VTTI MLP Partners B.V.		0.0	0.0	0.0	137.3	137.3

Total equity contributed by unitholders		602.2	(301.3)	300.9	(20.7)	280.2

Non controlling interest held by VTTI MLP Partners B.V.		0.0	534.8	534.8	(36.6)	498.2
Non controlling interest held by third parties		50.6	0.0	50.6	0.0	50.6

Total equity		652.8	233.5	886.3	(57.3)	829.0

Total liabilities and owners’ equity		1,660.0	0.0	1,660.0	(57.3)	1,602.7

VTTI ENERGY PARTNERS LP

NOTES TO UNAUDITED PRO FORMA COMBINED BALANCE SHEET

As of March 31, 2014

(in US$ millions)

1.    Basis of Presentation

The unaudited pro forma combined balance sheet as of March 31, 2014 assumes the following transactions occurred on such date:

•	the acquisition by the Partnership of the equity interests in the subsidiary VTTI MLP Holdings Ltd, UK;

•

the acquisition by VTTI MLP Holdings Ltd of 36.0% of the economic interest and 51% of the voting interest in the subsidiary VTTI MLP B.V., which entitles the Partnership to control the operating companies;

•	the acquisition by VTTI MLP B.V. of the shares of the Predecessor terminal entities;

•

the Partnership’s amendment to its existing financing agreements to permit the transactions pursuant to which it acquired its initial terminals including the entry into a €500.0 ($680.0) million revolving credit facility of which $600 million is expected to be drawn at the closing of the offering;

•	the conversion of approximately $234 million of debt to equity prior to the closing of the IPO;

•	the distribution of $57.3 million prior to the closing of the IPO from VTTI MLP B.V. to VTTI B.V.;

•

the issuance by the Partnership to VTTI MLP Partners B.V. of 20,125,000 common units and 20,125,000 subordinated units representing a 98% limited partner interest in the Partnership, and all of the Partnership’s incentive distribution rights;

•	the issuance by the Partnership to the General Partner of a 2.0% general partner interest in the Partnership;

•	the selling unitholder’s sale to the public of 17,500,000 common units representing a 42.6% limited partner interest in the Partnership; and

•	the payment of approximately $5.8 million in offering fees and expenses from the IPO proceeds, excluding the structuring fee.

The effect on the unaudited pro forma combined balance sheet, of certain of the transactions described above is more fully described in Note 3. The unaudited pro forma combined balance sheet includes the net assets of the Predecessor.

No working capital adjustments have been reflected in this unaudited pro forma combined balance sheet.

The unaudited pro forma combined financial information was derived by adjusting the historical unaudited condensed interim combined carve-out financial statements of the Predecessor. The adjustments reflected in the unaudited pro forma combined balance sheet are based on currently available information and certain estimates and assumptions; therefore, actual results may differ from the pro forma adjustments. However, management believes that the assumptions used provide a reasonable basis for presenting the significant effects of the IPO and related transactions, and that the pro forma adjustments in the unaudited pro forma combined balance sheet give appropriate effect to the assumptions.

The unaudited pro forma combined balance sheet does not purport to represent the Partnership’s financial position had the IPO and related transactions actually been completed on the date indicated. In addition, it does not project the Partnership’s financial position for any future date or period. The unaudited pro forma combined balance sheet and accompanying notes have been prepared in accordance with U.S. GAAP and should be read together with the Predecessor’s historical unaudited condensed interim combined carve-out financial statements and related notes included elsewhere in this prospectus.

In the opinion of management, this unaudited pro forma combined balance sheet contains all the adjustments necessary for a fair presentation.

2.    Summary of Significant Accounting Policies

The accounting policies followed in preparing the unaudited pro forma combined balance sheet are those used by the Predecessor as set forth in its historical unaudited condensed interim combined carve-out financial statements contained elsewhere in this prospectus.

3.    Pro Forma Adjustments and Assumptions

Formation of VTTI Energy Partners LP

The combined carve-out balance sheet of VTTI Energy Partners LP includes:

Eurotank Belgium B.V.	Holding company of ATPC
ATPC N.V.	Terminal in Antwerp
Eurotank Terminal B.V.	Terminal in Rotterdam
Eurotank Amsterdam B.V.	Terminal in Amsterdam
ETT Jetty Operations B.V.	Jetty operations at ETT
ETT Pipeline Operations B.V.	Pipeline operations at ETT
VTTI Americas B.V.	Holding company of SC
Seaport Canaveral Corp.	Terminal in Canaveral, Florida
Fosco Holding Ltd	Holding company of Fujairah terminal
VTTI Fujairah Terminals Ltd	Terminal in Fujairah
VTTI SE Asia B.V.	Holding company of ATB
ATT Tanjung Bin Sdn. Bhd.	Terminal in Malaysia*

*	excluding the construction of phase 2.

a)	The unaudited pro forma combined balance sheet gives pro forma effect to the formation transactions as follows:

•	the acquisition by the Partnership of the equity interests in the subsidiary VTTI MLP Holdings Ltd, UK;

•

the acquisition by VTTI MLP Holdings Ltd of 36.0% of the economic interest and 51% of the voting interest in the subsidiary VTTI MLP B.V., which entitles the Partnership to control the operating companies;

•	the acquisition by VTTI MLP B.V. of the shares of the Predecessor terminal entities;

•

the Partnership’s amendment to its existing financing agreements to permit the transactions pursuant to which it acquired its initial terminals including the entry into a €500.0 ($680.0) million revolving credit facility of which $600 million is expected to be drawn at the closing of this offering; and

•	the conversion of approximately $234 million of debt to equity prior to the closing of the IPO.

b)	The unaudited pro forma combined balance sheet gives pro forma effect to the IPO transactions as follows:

•	the distribution of $57.3 million prior to the closing of the IPO from VTTI MLP B.V. to VTTI B.V.;

•

the issuance by the Partnership to VTTI MLP Partners B.V. of 20,125,000 common units and 20,125,000 subordinated units representing a 98% limited partner interest in the Partnership, and all of the Partnership’s incentive distribution rights;

•	the issuance by the Partnership to the General Partner of a 2.0% general partner interest in the Partnership;

•	the selling unitholder’s sale to the public of 17,500,000 common units representing a 42.6% limited partner interest in the Partnership;

•	the payment of approximately $5.8 million in offering fees and expenses from the IPO proceeds, excluding the structuring fee; and

c)	Assignment of equity

The unaudited pro forma combined balance sheet gives pro forma effect to the allocation of partners’ equity as follows:

•	821,429 units issued to the general partners

•	17,500,000 units sold to the public

•	2,625,000 common units issued to VTTI MLP Partners B.V.

•	20,125,000 subordinated units issued VTTI MLP Partners B.V.

After such conversion, the partners’ equity amounts of the general partner and the common and subordinated unit holders would be 2.0%, 49.0% and 49.0% of total equity.

Common units accrue cumulative cash distributions for any period during the subordination period in which the available cash is not adequate to pay the minimum quarterly distribution of $0.2625 per unit.

The subordinated units may convert to common units should certain performance milestones be reached. The subordination period also will end upon the removal of the general partner other than for cause if the units held by the general partner and its affiliates are not voted in favor of such removal. When the subordination period ends, all remaining subordinated units will convert into common units on a one-for-one basis, and the common units will no longer be entitled to arrearages. See “How We Make Cash Distributions—Subordination Period.”

VTTI ENERGY PARTNERS LP PREDECESSOR

UNAUDITED CONDENSED INTERIM COMBINED CARVE-OUT BALANCE SHEETS

as of March 31, 2014 and December 31, 2013

(in US$ millions)

		March 31, 2014	December 31, 2013
ASSETS
Current assets:
Cash and cash equivalents		56.8	54.5
Restricted cash		8.0	8.0
Trade accounts receivable		8.8	9.8
Affiliates	Note 4a	26.3	22.8
Other receivables and current assets	Note 7b	26.6	15.8
Prepaid expenses		4.7	3.2
Deferred tax assets		2.6	2.6

Total current assets		133.8	116.7

Long-term assets:
Long-term receivables	Note 7b	3.2	14.0
Long-term prepaid expenses		23.6	23.8
Deferred tax assets		40.9	40.8
Property, plant and equipment	Note 6	1,279.3	1,283.4
Lease rights	Note 7	45.9	46.2
Goodwill		131.3	131.4
Deferred debt issuance costs		2.0	2.2

Total long-term assets		1,526.2	1,541.8

Total assets		1,660.0	1,658.5

LIABILITIES AND OWNERS’ EQUITY
Current liabilities:
Trade accounts payable		20.9	22.7
Affiliates	Note 4a	45.0	44.8
Current installments of long-term debt	Note 8	25.3	25.1
Derivative liabilities		3.6	3.6
Other liabilities and accrued expenses		26.2	26.6

Total current liabilities		121.0	122.8

Long-term liabilities:
Long-term debt, excluding current installments	Note 8	169.3	175.6
Derivative liabilities		3.0	3.5
Long-term debt, affiliates		613.9	611.8
Postretirement benefit and post employment obligation		12.8	12.4
Environmental provisions	Note 9	29.8	30.1
Deferred tax liabilities		46.4	46.0
Other long-term liabilities		11.0	10.6

Total long-term liabilities		886.2	890.0

Total liabilities		1,007.2	1,012.8

Commitments and contingencies	Note 13
Owner’s equity:
Parent’s equity		602.2	594.8
Non-controlling interest		50.6	50.9

Total Owners’ equity		652.8	645.7

Total liabilities and owners’ equity		1,660.0	1,658.5

The accompanying notes are an integral part of the unaudited condensed combined carve-out financial statements.

VTTI ENERGY PARTNERS LP PREDECESSOR

UNAUDITED CONDENSED INTERIM COMBINED CARVE-OUT STATEMENT OF OPERATIONS

for the three months ended March 31, 2014 and 2013

(in US$ millions)

		Three Months Ended, March 31,
		2014	2013
Revenues, third parties		15.7	14.2
Revenues, affiliates	Note 4a	57.8	56.8

Total revenues		73.5	71.0

Operating costs and expenses:
Operating costs		23.6	21.7
Depreciation and amortization		17.5	16.5
Selling, general and administrative		6.0	5.4

Total operating expenses		47.1	43.6

Total operating income		26.4	27.4

Other income (expense):
Interest income		—	—
Interest expense, including affiliates		(7.5)	(7.4)
Other finance expense		(0.2)	(0.4)
Net loss on foreign currency transactions		(0.1)	—

Total other expense, net		(7.8)	(7.8)

Income before income tax expense		18.6	19.6
Income tax expense	Note 10	0.0	(3.6)

Net income		18.6	16.0

Non-controlling interest		(1.1)	(1.3)

Net income attributable to Parents’ Equity		17.5	14.7

VTTI ENERGY PARTNERS LP PREDECESSOR

UNAUDITED CONDENSED INTERIM COMBINED CARVE-OUT STATEMENT OF COMPREHENSIVE INCOME (LOSS)

for the three months ended March 31, 2014 and 2013

(in US$ millions)

	Three Months Ended, March 31,
	2014	2013
Net income	18.6	16.0
Other comprehensive income:
Post retirement benefit plan adjustment, net of tax	—	—
Exchange rate translation difference, net of tax	(0.5)	(12.3)
Effective portion cashflow hedge, net of tax	0.4	0.8

Total other comprehensive loss	(0.1)	(11.5)

Total comprehensive income	18.5	4.5

Non-controlling interest	(1.1)	(0.2)

Total comprehensive income attributable to parents’ equity	17.4	4.3

The accompanying notes are an integral part of the unaudited condensed combined carve-out financial statements.

VTTI ENERGY PARTNERS LP PREDECESSOR

UNAUDITED CONDENSED INTERIM COMBINED CARVE-OUT STATEMENTS OF OWNER’S EQUITY

for the three months ended March 31, 2014 and 2013

(in US$ millions)

		Parent’s equity	Non- controlling interest	Owners’ equity
Balance at January 1, 2013		657.0	46.6	703.6
Net Income		14.7	1.3	16.0
Other comprehensive income		(10.4)	(1.1)	(11.5)
Dividend distribution		—	—	—
Contribution from owners		1.9	—	1.9
Loan conversion to equity	Note 22	(126.5)	—	(126.5)

Balance at March 31, 2013		536.7	46.8	583.5

Balance at January 1, 2014		594.8	50.9	645.7
Net Income		17.5	1.1	18.6
Other comprehensive income		(0.1)	—	(0.1)
Dividend distribution		(12.2)	(1.4)	(13.6)
Contribution from owners		2.2	—	2.2

Balance at March 31, 2014		602.2	50.6	652.8

The accompanying notes are an integral part of the unaudited condensed combined carve-out financial statements.

VTTI ENERGY PARTNERS LP PREDECESSOR

UNAUDITED CONDENSED INTERIM COMBINED CARVE-OUT STATEMENT OF CASH FLOWS

for the three months ended March 31, 2014 and 2013

(in US$ millions)

		Three Months Ended, March 31,
		2014	2013
Cash flows provided by operating activities:
Net income		18.6	16.0
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	Note 6, 7	17.5	16.1
Loss on disposal and write-off of property, plant & equipment		0.0	0.0
Deferred income tax expense		(0.2)	3.5
Realized loss on foreign currency transactions		(0.1)	0.0
Changes in operating assets and liabilities
Amortization of long-term prepaid land leases		2.0	1.9
Decrease (increase) in trade accounts receivable		1.0	(6.6)
Decrease (increase) in receivables, affiliates		(3.5)	5.6
Decrease (increase) in other receivables		(1.4)	0.2
Increase (decrease) in trade accounts payable		(2.2)	(6.5)
Increase (decrease in payables, affiliates		(0.1)	11.1
Increase (decrease) in other current liabilities		(3.6)	(10.2)
Increase (decrease) in provisions		(0.3)	(0.5)

Net cash provided by operating activities		27.7	30.6

Cash flows from investing activities:
Capital expenditures		(11.9)	(19.0)

Net cash used in investing activities		(11.9)	(19.0)

Cash flows from financing activities:
Contribution from owners		1.9	1.9
Proceeds from long-term debt		6.6	11.2
Repayment of long-term debt		(8.3)	(9.6)
Dividend paid		(12.2)	0.0
Cash movement in non-controlling interest		(1.4)	0.0

Net cash (used in) provided by financing activities		(13.4)	3.5

Effect of exchange rate changes on cash		(0.1)	(0.5)

Net increase in cash and cash equivalents		2.3	14.6

Cash and cash equivalents at beginning of the period		54.5	38.7

Cash and cash equivalents at end of the period		56.8	53.3

Cash and cash equivalents at end of the period		56.8	53.3
Restricted cash		8.0	8.0

Total		64.8	61.3

The accompanying notes are an integral part of the unaudited condensed combined carve-out financial statements.

VTTI ENERGY PARTNERS LP PREDECESSOR

NOTES TO THE UNAUDITED CONDENSED

COMBINED INTERIM FINANCIAL STATEMENTS

(in US$ millions, unless otherwise indicated)

1.    Overview

Background and Formation

VTTI Energy Partners LP (the “Partnership”) is a limited partnership formed under the laws of the Republic of the Marshall Islands on April 11, 2014 by VTTI B.V. (“VTTI”), one of the world’s largest independent energy terminaling businesses, to own, operate, develop and acquire refined petroleum product and crude oil terminaling and related energy infrastructure assets on a global scale. The assets of the Partnership consist of a 36.0% indirect interest in VTTI MLP B.V., a newly incorporated Dutch limited liability company (“VTTI Operating”), which will own a portfolio of 6 terminals located in Europe, the Middle East, Asia, and North America.

VTTI is a private limited liability company incorporated and domiciled in the Netherlands. The VTTI Group is a joint venture owned equally by Vitol Holding B.V. (“Vitol”) and MISC Berhad (“MISC”). As of December 31, 2013, the VTTI Group operated 11 storage terminals and had an additional storage terminal under construction.

The ownership structure is as follows: VTTI has incorporated VTTI MLP Partners B.V. (“Parent”), a newly incorporated limited liability company in the Netherlands on April 9, 2014.

The proposed Partnership structure will be as follows: the Partnership will incorporate a 100% subsidiary VTTI MLP Holdings Ltd (the “Holding”), under the laws of the United Kingdom, as part of its strategy for the Partnership to acquire through the Holding, in connection with the initial public offering of the Partnership’s common units (the “IPO”), a 36.0% interest in VTTI Operating which when used in a historical context refers to the businesses of the predecessor companies of VTTI Operating.

Prior to the IPO, VTTI Operating will acquire the entities listed below which are collectively referred to as “Contributed Assets.” The combined assets, liabilities and results of operations of the Contributed Assets are referred to as the “Predecessor.”

The following table lists the entities that comprise the Predecessor and include the activities that are presented in the combined carve-out financial statements of the Predecessor.

Name:	Jurisdiction of Formation	Purpose:
Eurotank Belgium B.V.	The Netherlands	Holding company of ATPC
Antwerp Terminals Processing Company N.V. (“ATPC”)	Belgium	Terminal in Antwerp
VTTI Nederland B.V. (newco)	The Netherlands	Holding company of Dutch terminals
Euro Tank Terminal B.V. (“ETT”)	The Netherlands	Terminal in Rotterdam
Eurotank Amsterdam B.V. (“ETA”)	The Netherlands	Terminal in Amsterdam
ETT Jetty Operations B.V.	The Netherlands	Jetty operations at ETT
ETT Pipeline Operations B.V.	The Netherlands	Pipeline operations at ETT
VTTI Americas B.V.	The Netherlands	Holding company of SC
Seaport Canaveral Corp. (“SC”)	USA	Terminal in Canaveral, Florida
Fosco Holding Ltd	Bermuda	Holding company of Fujairah terminal
VTTI Fujairah Terminals Ltd (“FTL”)	United Arab Emirates	Terminal in Fujairah
VTTI SE Asia B.V.	The Netherlands	Holding company of ATB
ATT Tanjung Bin Sdn. Bhd. (“ATB”)*	Malaysia	Terminal in Johore

*	excluding construction of phase 2.

VTTI ENERGY PARTNERS LP PREDECESSOR

NOTES TO THE UNAUDITED CONDENSED

COMBINED INTERIM FINANCIAL STATEMENTS

(in US$ millions, unless otherwise indicated)

The entities listed above are wholly owned subsidiaries, directly or indirectly of VTTI B.V. with the exception of Euro Tank Terminal B.V. and VTTI Fujairah Terminals Ltd in which VTTI owns 90% of the economic interest.

2.    Basis of Preparation and Presentation

The accompanying unaudited condensed interim combined carve-out financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for interim financial information.

The transfers described in the Background and Formation section above represent a reorganization of entities under common control and are recorded at VTTI’s historical book value. The Predecessor unaudited condensed interim combined carve-out financial statements have been prepared on a “carve-out” basis from the accounting records of the VTTI Group using historical results of operations, assets and liabilities attributable to the Predecessor, including allocation of expenses from VTTI. The Predecessor unaudited condensed interim combined carve-out financial statements include the assets, liabilities, revenues, expenses and cash flows directly attributable to the Predecessor’s terminal-owning and operating subsidiaries, plus the following items which have been assigned or allocated as described in Note 2 of the audited combined carve-out financial statements for the year ended December 31, 2013.

Management believes that the allocations included in the unaudited condensed interim combined carve-out financial statements are reasonable to present the financial position, results of operations and cash flows of the Predecessor on a stand-alone basis. However, the financial position, results of operations and cash flows of the Predecessor may differ from those that would have been achieved had the Predecessor operated autonomously for all years presented as the Predecessor would have had additional general and administrative expenses, including legal, accounting, treasury and regulatory compliance and other costs normally incurred by a stand-alone entity. Management has estimated these additional general and administrative expenses to be $0.8 million for the three-months ended March 31, 2014 and 2013. Accordingly, the unaudited condensed interim combined carve-out financial statements do not purport to be indicative of the future financial position, results of operations or cash flows of the Predecessor.

Interim Presentation

The unaudited condensed interim combined carve-out financial statements do not include all of the disclosures required in the complete annual financial statements. These unaudited condensed interim combined carve-out financial statements should be read in conjunction with our audited combined carve-out financial statement as of December 31, 2013. The year-end condensed balance sheet data that was derived from those audited financial statements does not include all disclosures required by U.S. GAAP. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of financial statements have been included.

Significant Accounting Policies

The accounting policies adopted in the preparation of the unaudited condensed interim combined carve-out financial statements are consistent with those followed in the preparation of the Predecessor’s audited combined

VTTI ENERGY PARTNERS LP PREDECESSOR

NOTES TO THE UNAUDITED CONDENSED

COMBINED INTERIM FINANCIAL STATEMENTS

(in US$ millions, unless otherwise indicated)

carve-out financial statements for the year ended December 31, 2013, as contained in the Registration Statement, except for the adoption of new accounting standards described below.

Recently Issued Accounting Standards

In June 2013, the FASB issued ASU No. 2013-11, Income Taxes (ASC Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. ASU 2013-11 requires the netting of unrecognized tax benefits against deferred tax assets for a loss or other carryforward that would apply in settlement of uncertain tax positions. It is effective for annual reporting periods beginning after December 15, 2013, but early adoption is permitted. The adoption of this standard did not have a significant effect on the Predecessor’s unaudited condensed combined carve-out interim financial statements.

New Accounting Standards not yet adopted

There are no recently issued accounting pronouncements that are not yet adopted and expected to have a material impact on the Predecessor’s unaudited condensed interim combined carve-out financial statements.

3.    Significant Risks and Uncertainties Including Business and Credit Concentrations

Business risks

The Predecessor operates in a single segment consisting primarily of the fee-based storage and terminaling services, typically under long-term contracts. These services are for a broad mix of customers, including trading companies, major integrated oil companies, distributors and chemical and petrochemical companies.

We believe key factors that influence our business are (1) the long-term demand for and supply of refined petroleum products and crude oil, (2) the demand for terminaling services, (3) the needs of our customers together with the competitiveness of our service offerings with respect to terminal location, flexibility of infrastructure, quality of service, price and safety, and (4) our ability and the ability of our competitors to capitalize on changing market dynamics and opportunities for acquisitions, organic development, greenfield construction and optimization of existing assets.

As of March 31, 2014, the Predecessor mitigates the impact of each of these key factors by typically entering into long-term agreements with customers that have significant terminaling services fee components. The Predecessor did not incur any loss relating to its customers during the three-months ended March 31, 2014 and 2013.

The following table presents revenues and percentage of combined revenues for any customers that accounted for more than 10% of the Predecessor’s combined revenues during the three-months ended March 31, 2014 and 2013.

	Three months Ended March 31,
(in US$ millions)	2014	2013
Revenue—Vitol Group	57.8	56.8
Percentage of revenue—Vitol Group	79%	80%

VTTI ENERGY PARTNERS LP PREDECESSOR

NOTES TO THE UNAUDITED CONDENSED

COMBINED INTERIM FINANCIAL STATEMENTS

(in US$ millions, unless otherwise indicated)

Majority of our revenue is with Vitol Group, for further details please see Note 4—Related Party Transactions.

Concentration of Credit Risk

Credit risk is the risk of financial loss of the Predecessor if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The maximum exposure to credit risk is represented by the carrying amount of each financial instrument.

Financial instruments that potentially subject the Predecessor to concentrations of credit risk consist principally of cash and cash equivalents, trade receivables and other receivables. Cash and cash equivalents are held on deposit with major banks. Management believes that the financial institutions holding these amounts are financially sound and, accordingly, minimal credit risk exists with respect to these assets. The Predecessor maintains their cash and cash equivalents at financial institutions for which the combined account balances in individual institutions may exceed the local bank deposit guarantee policies of insurance coverage and, as a result, there is a credit risk related to amounts on deposits in excess of local coverage.

Management attempts to minimize credit risk from trade receivables and other receivables by reviewing customers’ credit history before extending credit and by monitoring credit exposure on a regular basis. The allowance for doubtful accounts is established based upon factors surrounding the credit risk of specific customers, historical trends and other information. Collateral or other security is generally not required for trade receivables.

Contingencies

Certain conditions may exist as of the date our unaudited condensed interim combined carve-out financial statements are issued that may result in a loss to us, but which will only be resolved when one or more future events occur or fail to occur. Our management, with input from legal counsel, assesses such contingent liabilities, and such assessment inherently involves an exercise in judgment. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in proceedings, our management, with input from legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability is accrued in our unaudited condensed interim combined financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed.

4.    Related Party Transactions

(a) Related parties

At March 31, 2014 and December 31, 2013, the entities of the Predecessor were owned 100% directly or indirectly by VTTI except for ETT and FTL in which VTTI owns 90% of the economic interest. VTTI is owned

VTTI ENERGY PARTNERS LP PREDECESSOR

NOTES TO THE UNAUDITED CONDENSED

COMBINED INTERIM FINANCIAL STATEMENTS

(in US$ millions, unless otherwise indicated)

50% by Vitol and 50% by MISC. The Vitol Group of companies is a trading company in, amongst others, oil and oil related products, which use the storage, throughput and ancillary services from the Predecessor. There are no significant related party transactions with MISC.

The revenue from the Vitol Group of companies can be broken down as follows:

	Three Months Ended, March 31,
(in US$ millions)	2014	2013
Terminalling and throughput fees	52.3	51.8
Excess throughput & ancillary services	5.5	5.0

	57.8	56.8

The Predecessor uses central services for IT related services, Health, Safety and Environmental (HSE) services, HR recruitment and management development services and various interest and guarantee commissions. The central services were historically charged to the Predecessor using the transfer pricing method cost-plus. The total amount of related party services charged to the Predecessor over the three-month period ending March 31, 2014 amounts to $10.1 million (2013: $ 9.6 million).

The head office costs that have been allocated to the Predecessor financial statements to appropriately reflect costs incurred by VTTI B.V. on behalf of VTTI Operating amounts to $1.9 million for both periods ending March 31, 2014 and March 31, 2013.

The allocated costs to the Predecessor’s unaudited condensed interim combined carve-out statements are stated at cost and are allocated to the Predecessor using allocation methods based on revenue, construction in progress, maturity and size of the terminals of the VTTI Group.

Receivable and Payables to Owners and Affiliates

The trade account receivables and payables as per March 31, 2014 and December 31, 2013 resulting from the related party transactions described above are as follows:

	March 31, 2014	December 31, 2013
(in US$ millions)
Vitol group of companies	16.5	14.1
VTTI group of companies	9.8	8.7

Trade account receivables	26.3	22.8

(in US$ millions)	2014	2013
Vitol group of companies	6.8	6.7
VTTI group of companies	38.2	38.1

Trade account payables	45.0	44.8

Amounts due to owners and affiliates are unsecured, and intended to be settled in the ordinary course of business. No provisions for doubtful debt have been accounted for receivables from owner and affiliates.

VTTI ENERGY PARTNERS LP PREDECESSOR

NOTES TO THE UNAUDITED CONDENSED

COMBINED INTERIM FINANCIAL STATEMENTS

(in US$ millions, unless otherwise indicated)

(b) Long-term debt affiliates

The Predecessor has long-term debt with VTTI B.V. originating from the capital investments in the terminals. The long-term debt is interest bearing based on an interest rate structure similar to VTTI’s interest rate structure due to the third party banks.

(c) Transactions with Management

The Predecessor had no Board of Directors, CEO or personnel during the three-months ended March 31, 2014 and 2013 and, accordingly has paid no direct remuneration to any management or members of the Board of Directors. In 2014 and 2013, all remuneration and cost related to the members of the Board of Directors in VTTI was paid directly by VTTI. For a discussion of the allocation principles for the share in governance and stewardship of VTTI, including management and administrative staff, see Note 4(a) of the audited combined carve-out financial statements for the year ended December 31, 2013.

5.    Segment

The Predecessor has not presented segment information as it considers its operations to occur in one reportable segment, the energy storage terminaling business. The Predecessor derives their revenues and profits from five operating segments being the five geographical locations the terminals operate in. The operating segments have been aggregated into one reportable segment because they have similar long-term economic characteristics, services, operations, types and classes of customers and methods used to render their services.

6.    Property, plant and equipment

Property, plant and equipment, at cost, is as follows:

(in US$ millions)	March 31, 2014	December 31, 2013
Buildings	94.7	94.6
Tanks, jetties and installations	1,469.8	1,469.9
Other equipment	39.5	39.4
Construction work in progress	69.9	57.2

At cost	1,673.9	1,661.1
Less: accumulated depreciation	(394.6)	(377.7)
Less: accumulated impairment, if any	—	—

Net property, plant and equipment	1,279.3	1,283.4

The main movements in property, plant and equipment stem from construction, depreciation and foreign currency translation differences. Depreciation expense for the three-months period ended March 31, 2014 and March 31, 2013 was $17.2 million, and $16.2 million, respectively.

7.    Other Assets

(a) Intangible assets

Intangible assets consist of lease rights and relate to consideration paid to former lessees to acquire an option to a lease or to take over an existing lease contract from a third party company.

VTTI ENERGY PARTNERS LP PREDECESSOR

NOTES TO THE UNAUDITED CONDENSED

COMBINED INTERIM FINANCIAL STATEMENTS

(in US$ millions, unless otherwise indicated)

Amortization expense was $0.3 million and $0.3 million for the three-months ended March 31, 2014 and March 31, 2013, respectively.

(b) Other receivables and current assets

A long-term receivables amounting to $10.8 million with a due date in the first quarter of 2015 has been reclassified from long-term to current receivables.

The amount of inventory as per March 31, 2014 is $5.5 million in comparison to $4.3 million as per December 31, 2013.

8.    Long-term debt

Long-term debt comprises the following:

(in US$ millions)	March 31, 2014	December 31, 2013
Long-term debt, project finance loan ATB	167.9	173.7
Current portion of Long-term debt, project finance loan ATB	25.3	25.1

Total debt, project finance loan ATB	193.2	198.8
Debt to non-controlling interest partner in Fujairah	1.3	1.8
Other debt	0.1	0.1

Total debt	194.6	200.7
Less current portion	(25.3)	(25.1)

Total Long-term debt	169.3	175.6

The contractual maturities of the outstanding debt as of March 31, 2014 are as follows:

(in US$ millions)
2014	25.3
2015	26.0
2016	26.9
2017	27.8
2018 and thereafter	87.2

Covenants relating to our long-term debt are disclosed in Note 10 of the audited combined carve-out financial statements for the year ended December 31, 2013. The Predecessor was in compliance with all covenants as of March 31, 2014.

9.    Environmental provisions

The environmental provisions as of March 31, 2014 and December 31, 2013 consist of the following:

(in US$ millions)	March 31, 2014	December 31, 2013
Terminal in Belgium, Antwerp Terminals Processing Company N.V.	9.3	9.5
Terminal in The Netherlands, Eurotank Amsterdam B.V.	20.5	20.6

	29.8	30.1

VTTI ENERGY PARTNERS LP PREDECESSOR

NOTES TO THE UNAUDITED CONDENSED

COMBINED INTERIM FINANCIAL STATEMENTS

(in US$ millions, unless otherwise indicated)

10.    Income taxes

The components of income tax expense for the three months ended March 31, 2014 and 2013 are as follows:

(in US$ millions)	Income from operations before income expense	Nominal rate %	2014	Income from operations before income expense	Nominal rate %	2013
USA	1.7	35.0%	0.6	1.4	35.0%	0.5
Foreign operations:
Belgium	0.4	34.0%	0.2	0.2	34.0%	0.1
Fujairah	6.9	0.0%	—	6.4	0.0%	—
Malaysia	3.6	25.0%	1.0	3.9	25.0%	1.0
The Netherlands	7.9	25.0%	2.1	9.6	25.0%	2.4

	18.8		3.3	20.1		3.5
Allocated costs to The Netherlands	(1.9)	25.0%	(0.5)	(1.9)	25.0%	(0.5)

Subtotal Foreign operations	16.9		2.8	18.2		3.0

Subtotal US & foreign tax at nominal rate	18.6		3.4	19.6		3.5

Release valuation allowance			(3.4)			—
Malaysia income not subject to tax			—			0.1

			—			3.6

This table shows an income from operations in the US of $1.7 million and $ 1.4 million for three-months ended March 31, 2014 and 2013 respectively. There were no significant changes in deferred tax assets or liabilities or related valuation allowances as of March 31, 2014 as compared to December 31, 2013.

The release of the valuation allowance of $3.4 million relates to the closing of the tax years 2010 and 2011 in the Netherlands during the first quarter of 2014.

11.    Fair value measurements

Trade receivables, other current assets, accounts payable, accrued expenses, and other current liabilities are carried at cost which approximates fair value due to their short-term nature. Based on borrowing rates currently available to the Predecessor for loans with similar terms, the carrying values of long-term debt approximate fair value and have been valued at level 2 in the fair value hierarchy.

VTTI ENERGY PARTNERS LP PREDECESSOR

NOTES TO THE UNAUDITED CONDENSED

COMBINED INTERIM FINANCIAL STATEMENTS

(in US$ millions, unless otherwise indicated)

The following table represents the carrying amounts and estimated fair values of the Predecessor’s financial instruments as of March 31, 2014 and December 31, 2013. Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

		Mar 31, 2014		Dec 31, 2013
(in US$ millions)	Fair value hierarchy	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets:
Cash and cash equivalents	Level 1	56.8	56.8	54.5	54.5
Restricted cash	Level 1	8.0	8.0	8.0	8.0
Financial liabilities:
Interest rate swap contracts	Level 2	6.6	6.6	7.1	7.1
Long-term debt	Level 2	194.6	193.1	200.7	200.9

The carrying amounts shown in the table are included in the unaudited condensed interim combined carve-out balance sheets under the indicated captions. The carrying value of trade accounts receivable, trade accounts payable and receivables/payables to owners and affiliates approximate their fair value.

12.    Financial Instruments

The Predecessor’s unaudited condensed interim combined carve-out financial statements include the results of interest rate swap contracts to manage the Predecessor’s exposure related to changes in interest rates on its variable rate debt instruments. The Predecessor applies hedge accounting for derivative instruments. The Predecessor does not speculate using derivative instruments.

The fair value of the interest rate swaps at March 31, 2014 and December 31, 2013 are $6.6 million and $ 7.1 million, respectively. As of March 31, 2014 and December 31, 2013, the total notional amount of the Predecessor’s outstanding interest rate swap contracts that were entered into in order to hedge outstanding or forecasted debt obligations were $135.2 million and $139.1 million, respectively. As of March 31, 2014 and December 31, 2013, the carrying amounts of the interest rate swaps contracts were liabilities of $6.6 million and $7.1 million, respectively. The maturity dates of the swaps correlate with the maturity terms of the Project Finance Loan ATB.

13.    Commitments and contingencies

(a) Claims and legal proceedings

The Fiscale Inlichtingen- en Opsporingsdienst / Economische Controledienst (‘FIOD’) and the public prosecutor started an investigation in 2006 into Eurotank Amsterdam B.V. for a possible violation of the Excise Duty Act (‘Wet op de accijns’), the customs Act (‘Douanewet’) and the State Taxes Act (‘Algemene wet inzake rijksbelastingen’), (collectively, ‘the FIOD investigation’) in the years prior to 2006. Following this investigation, Eurotank Amsterdam B.V. started litigation proceedings against certain former employees in connection with an alleged scheme to embezzle money from Eurotank Amsterdam B.V. (‘the embezzlement claims’). In connection with the sale of the shares of Eurotank Amsterdam B.V., the former shareholder (Dagenstaed Investments B.V.) and its ultimate parent (WorldPoint Terminals Inc.) agreed to fully indemnify

VTTI ENERGY PARTNERS LP PREDECESSOR

NOTES TO THE UNAUDITED CONDENSED

COMBINED INTERIM FINANCIAL STATEMENTS

(in US$ millions, unless otherwise indicated)

Eurotank Amsterdam B.V. on a joint and several basis for claims that might arise against it from the FIOD investigation and the embezzlement claims.

In the unaudited condensed interim financial statements an amount of $0.5 million has been included under current liabilities for potential claims resulting from the FIOD investigation. Because Eurotank Amsterdam B.V. will be indemnified for such claims, and such amounts are determined to be probable of recovery, a receivable for the same amount is recorded under other receivables.

In the opinion of management there are no other significant legal proceedings currently underway resulting in possible claims or contingent assets / liabilities.

(b) Other commitments and contingencies

Other commitments and contingencies have not changed materially with respect to the disclosure found in Note 17 of the audited combined carve-out financial statements for the year ended December 31, 2013 on page F-49, except for the amortization over the first quarter of 2014 of rental obligations.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of VTTI B.V.

We have audited the accompanying combined carve-out balance sheets of VTTI Energy Partners LP Predecessor as of December 31, 2013 and 2012, and the combined carve-out statements of operations, comprehensive income (loss), owner’s equity, and combined carve-out cash flows for each of the two years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined carve-out financial statements referred to above present fairly, in all material respects, the combined carve-out financial position of VTTI Energy Partners LP Predecessor at December 31, 2013 and 2012, and the combined carve-out results of their operations and their combined carve-out cash flows for each of the two years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young Accountants LLP

Rotterdam, The Netherlands

May 27, 2014

VTTI ENERGY PARTNERS LP PREDECESSOR

COMBINED CARVE-OUT BALANCE SHEETS

as of December 31, 2013 and 2012

(in US$ millions)

		2013	2012
ASSETS
Current assets:
Cash and cash equivalents		$54.5	$38.7
Restricted cash		8.0	8.0
Trade accounts receivable	Note 6a	9.8	14.6
Affiliates	Note 4b	22.8	25.3
Other receivables and current assets	Note 6c	15.8	14.2
Prepaid expenses	Note 6b	3.2	2.9
Deferred tax assets	Note 13	2.6	1.2

Total current assets		116.7	104.9

Long-term assets:
Long-term receivables		14.0	8.1
Long-term prepaid expenses	Note 6b	23.8	12.6
Deferred tax assets	Note 13	40.8	43.5
Property, plant and equipment	Note 7	1,283.4	1,238.0
Lease rights	Note 8	46.2	46.9
Goodwill	Note 9	131.4	127.3
Deferred debt issuance costs	Note 10	2.2	3.1

Total long-term assets		1,541.8	1,479.5

Total assets		$1,658.5	$1,584.4

LIABILITIES AND OWNERS’ EQUITY
Current liabilities:
Trade accounts payable		$22.7	$18.2
Affiliates	Note 4b	44.8	38.7
Current installments of long-term debt	Note 10	25.1	25.5
Derivative liabilities	Note 15	3.6	4.0
Other liabilities and accrued expenses	Note 16	26.6	33.1

Total current liabilities		122.8	119.5

Long-term liabilities:
Long-term debt, excluding current installments	Note 10	175.6	187.3
Derivative liabilities	Note 15	3.5	9.2
Long-term debt, affiliates	Note 4c	611.8	488.6
Postretirement benefit and post employment obligation	Note 11	12.4	12.3
Environmental provisions	Note 12	30.1	31.5
Deferred tax liabilities	Note 13	46.0	25.4
Other long-term liabilities		10.6	7.0

Total long-term liabilities		890.0	761.3

Total liabilities		1,012.8	880.8

Commitments and contingencies	Note 17
Owner’s equity:
Parent’s equity		594.8	657.0
Non-controlling interest		50.9	46.6

Total Owners’ equity		645.7	703.6

Total liabilities and owners’ equity		$1,658.5	$1,584.4

The accompanying notes are an integral part of the combined carve-out financial statements.

VTTI ENERGY PARTNERS LP PREDECESSOR

COMBINED CARVE-OUT STATEMENT OF OPERATIONS

for the years ended December 31, 2013 and 2012

(in US$ millions)

		2013	2012
Revenues, third parties		$71.3	$72.2
Revenues, affiliates	Note 4a	227.9	185.4

Total revenues	Note 5, 18	299.2	257.6

Operating costs and expenses:
Operating costs		88.9	80.9
Depreciation and amortization	Note 7, 8	67.4	55.5
Selling, general and administrative		22.9	20.7
Loss on disposal of property, plant and equipment	Note 7	0.9	0.3
Loss on write-off of assets		—	0.3

Total operating expenses		180.1	157.7

Total operating income		119.1	99.9

Other income (expense):
Interest income		—	—
Interest expense, including affiliates	Note 20	(30.0)	(18.9)
Other finance expense	Note 20	(1.0)	(0.6)
Net loss on foreign currency transactions		(0.4)	(0.1)

Total other expense, net		(31.4)	(19.6)

Income before income tax expense		87.7	80.3
Income tax expense	Note 13	(17.7)	(14.2)

Net income		$70.0	$66.1

Non-controlling interest		(5.5)	(5.2)

Net income attributable to Parents’ Equity		$64.5	$60.9

VTTI ENERGY PARTNERS LP PREDECESSOR

COMBINED CARVE-OUT STATEMENT OF COMPREHENSIVE INCOME (LOSS)

for the years ended December 31, 2013 and 2012

(in US$ millions)

		2013	2012
Net income		$70.0	$66.1
Other comprehensive income:
Post retirement benefit plan adjustment, net of tax	Note 21	0.5	(2.6)
Exchange rate translation difference, net of tax	Note 21	13.3	10.1
Effective portion cashflow hedge, net of tax	Note 21	4.6	(2.1)

Total other comprehensive income		18.4	5.4

Total comprehensive income		88.4	71.5

Non-controlling interest		(6.9)	(5.9)

Total comprehensive income attributable to parents’ equity		$81.5	$65.6

The accompanying notes are an integral part of the combined carve-out financial statements.

VTTI ENERGY PARTNERS LP PREDECESSOR

COMBINED CARVE-OUT STATEMENTS OF OWNER’S EQUITY

for the years ended December 31, 2013 and 2012

(in US$ millions)

		Parent’s equity	Non- controlling interest	Owners’ equity
Balance at January 1, 2012		$472.7	$39.6	$512.3
Net Income		60.9	5.2	66.1
Other comprehensive income		4.7	0.7	5.4
Cash contributions		11.3	1.1	12.4
Contribution from owners		6.0	—	6.0
Loan conversion to equity	Note 22	101.4	—	101.4

Balance at December 31, 2012		$657.0	$46.6	$703.6

Net Income		64.5	5.5	70.0
Other comprehensive income		17.0	1.4	18.4
Dividend distribution		(24.2)	(2.6)	(26.8)
Contribution from owners		7.0	—	7.0
Equity conversion to loan	Note 22	(126.5)	(0.0)	(126.5)

Balance at December 31, 2013		$594.8	$50.9	$645.7

The accompanying notes are an integral part of the combined carve-out financial statements.

VTTI ENERGY PARTNERS LP PREDECESSOR

COMBINED CARVE-OUT STATEMENT OF CASH FLOWS

for the years ended December 31, 2013 and 2012

(in US$ millions)

		2013	2012
Cash flows provided by operating activities:
Net income		$70.0	$66.1
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	Note 7, 8	67.4	55.5
Loss on disposal and write-off of property, plant & equipment		0.9	0.6
Deferred income tax expense		17.7	14.2
Realized loss on foreign currency transactions		(0.4)	(0.1)
Changes in operating assets and liabilities
Payment of long-term prepaid land leases		(11.2)	(14.7)
Decrease (increase) in trade accounts receivable		4.8	(6.2)
Decrease (increase) in receivables, affiliates		2.5	(16.1)
Decrease (increase) in other receivables		(7.5)	(7.2)
Increase (decrease) in trade accounts payable		4.9	(7.5)
Increase (decrease) in payables, affiliates		5.8	23.3
Increase (decrease) in other current liabilities		(2.4)	20.4
Increase (decrease) in provisions		(2.6)	(7.2)

Net cash provided by operating activities		$149.9	$121.1

Cash flows from investing activities:
Capital expenditures		$(84.7)	$(146.1)

Net cash used in investing activities		$(84.7)	$(146.1)

Cash flows from financing activities:
Contribution from owners		$7.0	$6.0
Proceeds from long-term debt		32.4	78.2
Repayment of long-term debt		(63.6)	(43.9)
Proceeds from share premium contributions		0.0	13.1
Dividend paid		(24.2)	0.0
Cash movement in non-controlling interest		(2.6)	1.1

Net cash provided by financing activities		(51.0)	54.5

Effect of exchange rate changes on cash		1.6	0.6

Net increase in cash and cash equivalents		15.8	30.1

Cash and cash equivalents at beginning of the year		38.7	8.6

Cash and cash equivalents at end of the year		54.5	38.7

Restricted cash		8.0	8.0

Total		$62.5	$46.7

Restricted Cash

Restricted cash consists of a debt service reserve account (“DRSA”), which will only be used to settle principal payments, interest payables and net hedging expenses under the Project Finance Loan of ATB. Reference is made to Note 10 Long-term debt.

The accompanying notes are an integral part of the combined carve-out financial statements.

VTTI ENERGY PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

1.    Overview

Background and Formation

VTTI Energy Partners LP (the “Partnership”) is a limited partnership formed under the laws of the Republic of the Marshall Islands on April 11, 2014 by VTTI B.V. (“VTTI”), one of the world’s largest independent energy terminaling businesses, to own, operate, develop and acquire refined petroleum product and crude oil terminaling and related energy infrastructure assets on a global scale. The assets of the Partnership consist of a 36.0% indirect interest in VTTI MLP B.V., a newly incorporated Dutch limited liability company (“VTTI Operating”), which will own a portfolio of 6 terminals located in Europe, the Middle East, Asia, and North America.

VTTI is a private limited liability company incorporated and domiciled in the Netherlands. The VTTI Group is a joint venture owned equally by Vitol Holding B.V. (“Vitol”) and MISC Berhad (“MISC”). As of December 31, 2013, the VTTI Group operated 11 storage terminals and had an additional storage terminal under construction.

The ownership structure is as follows: VTTI has incorporated VTTI MLP Partners B.V. (“Parent”), a newly incorporated limited liability company in the Netherlands on April 9, 2014.

The proposed Partnership structure will be as follows: the Partnership will incorporate a 100% subsidiary VTTI MLP Holdings Ltd (the “Holding”), under the laws of the United Kingdom, as part of its strategy for the Partnership to acquire through the Holding, in connection with the initial public offering of the Partnership’s common units (the “IPO”), a 36.0% interest in VTTI Operating which when used in a historical context refers to the businesses of the predecessor companies of VTTI Operating.

Prior to the IPO, VTTI Operating will acquire the entities listed below which are collectively referred to as “Contributed Assets.” The combined assets, liabilities and results of operations of the Contributed Assets are referred to as the “Predecessor.”

The following table lists the entities that comprise the Predecessor and include the activities that are presented in the combined carve-out financial statements of the Predecessor.

Name:	Jurisdiction of Formation	Purpose:
Eurotank Belgium B.V.	The Netherlands	Holding company of ATPC
Antwerp Terminals Processing Company N.V. (“ATPC”)	Belgium	Terminal in Antwerp
VTTI Nederland B.V. (newco)	The Netherlands	Holding company of Dutch terminals
Euro Tank Terminal B.V. (“ETT”)	The Netherlands	Terminal in Rotterdam
Eurotank Amsterdam B.V. (“ETA”)	The Netherlands	Terminal in Amsterdam
ETT Jetty Operations B.V.	The Netherlands	Jetty operations at ETT
ETT Pipeline Operations B.V.	The Netherlands	Pipeline operations at ETT
VTTI Americas B.V.	The Netherlands	Holding company of SC
Seaport Canaveral Corp. (“SC”)	USA	Terminal in Canaveral, Florida
Fosco Holding Ltd	Bermuda	Holding company of Fujairah terminal
VTTI Fujairah Terminals Sdn. Bhd. (“FTL”)	United Arab Emirates	Terminal in Fujairah
VTTI SE Asia B.V.	The Netherlands	Holding company of ATB
ATT Tanjung Bin Ltd (“ATB”)*	Malaysia	Terminal in Johore

*	excluding construction of phase 2.

VTTI ENERGY PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

The entities listed above are wholly owned subsidiaries, directly or indirectly, of VTTI with the exception of Euro Tank Terminal B.V. and VTTI Fujairah Terminals Ltd in which VTTI owns 90% of the economic interest.

2.    Summary of Significant Accounting Policies

Basis of Preparation and Presentation

The combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All intercompany balances and transactions are eliminated.

The transfers described in the Background and Formation section above will represent a reorganization of entities under common control and will be recorded at VTTI’s historical book value. The Predecessor combined carve-out financial statements have been prepared on a “carve-out” basis from the accounting records of VTTI using historical results of operations, assets and liabilities attributable to the Predecessor, including allocation of expenses from VTTI.

These Predecessor combined carve-out financial statements include the assets, liabilities, revenues, expenses and cash flows directly attributable to the Predecessor’s terminal-owning and operating subsidiaries, plus the following items which have been assigned or allocated as set forth below:

•

The combined terminals of the Predecessor including the allocated costs were not historically owned by a separate legal entity or operated as a discrete group. Therefore, no separate share capital exists in owner’s equity.

•

Certain of VTTI Operating’s initial terminals had interest-bearing long-term intercompany debt with the VTTI Group. In the combined carve-out financial statements the intercompany debt has not been reclassified as equity. Certain conversions of debt are separately presented in the statement of owners’ equity.

•

The Predecessor has benefited from VTTI’s general corporate debt, hedging strategy and financing activities. The cost of the corporate debt has been calculated using an effective interest percentage charged to the terminals based on the outstanding intercompany loan. The Predecessor carve-out financial statements include the interest expenses charged by VTTI to the terminals as to reflect their portion in the corporate debt costs.

•

General and administrative expenses, which include defined benefit pension plan costs of VTTI that cannot be attributed to specific terminals, and for which the Predecessor is deemed to have received the benefit of, have been allocated pro rata to the Predecessor. A discussion of the relationship with VTTI, including a description of the costs that have been allocated to the Predecessor as well as the allocation methodology, is included in Note 4—Related Party Transactions.

•

Goodwill arose in 2006 when VTTI acquired Eurotank Amsterdam B.V. and this goodwill amount was allocated to the Predecessor. See Note 2—Summary of Significant Accounting Policies: Goodwill and Note 9—Goodwill. Goodwill related to the acquisition of the Fujairah terminal has been previously recorded in Fosco Holding Ltd, part of VTTI Operating.

•

To reflect the historical cost of doing business, the income tax expense and related deferred tax assets and liabilities arising for the Predecessor activities included in the historical parent entities have been included in the combined carve-out financial statements calculated on a separate return basis.

Management believes that the allocations included in the combined carve-out financial statements are reasonable to present the financial position, results of operations and cash flows of the Predecessor on a stand-

VTTI ENERGY PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

alone basis. However, the financial position, results of operations and cash flows of the Predecessor may differ from those that would have been achieved had the Predecessor operated autonomously for all years presented as the Predecessor would have had additional general and administrative expenses, including legal, accounting, treasury and regulatory compliance and other costs normally incurred by a stand-alone entity. Management has estimated these additional general and administrative expenses to be $3.0 million for each of the years ended December 31, 2013 and 2012. Accordingly, the combined carve-out financial statements do not purport to be indicative of the future financial position, results of operations or cash flows of the Predecessor.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Significant items subject to such estimates and assumptions include the impairment of goodwill and other non-financial assets, useful life of property, plant and equipment, decommissioning costs representing the asset retirement obligations, environmental provisions, employee defined benefit obligations, income taxes and contingencies.

Estimates and underlying assumptions are reviewed on an ongoing basis and are based on historical experience, terms of existing contracts and trends in the industry. The results form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources and various other factors that are believed to be reasonable under the circumstances. Estimates and assumptions about future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. While the Predecessor believes that the estimates and assumptions used in the preparation of the combined financial statements are appropriate, actual results could differ from those estimates. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected.

Reporting Currency

The combined carve-out financial statements are prepared in the reporting currency of U.S. dollars. The functional currency of the Predecessor subsidiaries domiciled in Asia, Middle East and North America is the U.S. dollar, because the subsidiaries operate in the regional or international markets where the majority of revenues and costs are denominated in U.S. dollars. The Predecessor subsidiaries domiciled in Europe operate in the regional and international market where the majority of revenues and costs are denominated in Euro and consequently the functional currency is the Euro.

Transactions involving currencies other than an entity’s functional currency during the year are converted into the functional currency using the exchange rates in effect at the time of the transactions. As of the balance sheet dates, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying combined carve-out statements of income.

The assets and liabilities for those subsidiaries with a Euro functional currency are translated into U.S. dollar at exchange rates in effect at the balance sheet date, and revenues and expenditures are translated at average exchange rates. Differences arising from these foreign currency translations are recorded in the combined carve-out balance sheets in accumulated other comprehensive income within owners’ equity.

VTTI ENERGY PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

Cash and Cash Equivalents

The Predecessor considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates fair value. As of December 31, 2013 and 2012 cash and cash equivalents were comprised of cash held in banks.

Restricted Cash

Restricted cash consists of a debt service reserve account (“DSRA”), which will only be used to settle principal payments, interest payables and net hedging expenses under the Project Finance Loan of ATB. Reference is made to Note 10—Long-term debt.

Trade Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are customer obligations due under agreed-upon trade terms and are recorded at the invoiced amount and do not bear interest. The Predecessor regularly performs credit evaluations of their customers and generally does not require collateral. Management regularly reviews trade accounts receivable to determine if any receivables could potentially be uncollectible, and if so, includes a determined amount in the allowance for doubtful accounts.

Other Receivables

Other receivables include employee receivables, proceeds from insurance claims, unbilled reimbursable costs, tax receivables being mainly value added taxes and other receivables, which management believes have minimal credit risk.

Property, Plant and Equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and impairment loss, if any. The Predecessor capitalizes all direct and indirect construction costs. Indirect construction costs include general engineering, direct project management costs and the cost of funds used during construction. Interest on borrowed funds is capitalized on projects during construction based on the weighted-average interest rate of our debt. The Predecessor capitalizes interest on all construction projects requiring a completion period of six months or longer.

Costs, including complete asset replacements and enhancements or upgrades that increase the original efficiency, productivity or capacity of property, plant and equipment, are also capitalized. The costs of repairs, minor replacements and maintenance projects which do not increase the original efficiency, productivity or capacity of property, plant and equipment, are expensed as incurred.

When an item of property, plant and equipment comprises major components having different useful economic lives, they are accounted for as separate items of property, plant and equipment. Depreciation is computed from the date that the asset is available for use and is charged to the statement of income on a straight-line basis over the estimated useful economic life and taking into account the estimated residual value.

VTTI ENERGY PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

Property, plant and equipment are depreciated using the straight-line method, over the estimated useful life of each asset as follows:

Useful life in Years
Buildings	10 to 40
Main components of tanks and jetties	10 to 40
Installations	10 to 25
Other equipment	3 to 10

The Predecessor assigns asset lives based on reasonable estimates when an asset is placed into service. Subsequent events could cause us to change our estimates, which would impact the future calculation of depreciation expense.

Asset Retirement Obligation

The Predecessor initially records asset retirement obligations at fair value at the time a legal (or constructive) obligation is incurred, if the liability can be reasonably estimated. When the liability is initially recorded, the carrying amount of the related asset is increased by the amount of the liability. Over time, the liability is accreted to its future value, with the accretion recorded as operating expense.

The Predecessor’s operating assets generally consist of storage tanks, pipelines and related facilities, which when properly maintained, have a very long period of economic use. Management is accordingly unable to reliably predict when, or if, the Predecessor’s tanks, pipelines and related facilities would become completely obsolete and require decommissioning. Accordingly, the Predecessor has not recorded a liability or corresponding asset as both the amounts and timing of such potential future costs are indeterminable.

Impairment Assessment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Predecessor first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If a long-lived asset is not recoverable on an undiscounted cash flow basis, the impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value, calculated using a discounted future cash flows analysis, quoted market values and third-party independent appraisals, as considered necessary.

Lease Rights

Lease rights comprise land lease rights or jetty lease rights acquired separately and are recorded at initial recognition at the amount paid. Following initial recognition, lease rights are expensed using the straight-line method over the life of the lease. The expenses are recognized in the statement of income under operating expenses.

Goodwill

Goodwill is not amortized but is reviewed for impairment on an annual basis during the fourth quarter or more frequently if impairment indicators are identified.

VTTI ENERGY PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

The Predecessor tests goodwill for impairment using a two-step analysis, with the option of performing a qualitative assessment before performing the first step of the two-step analysis, whereby the carrying value of the reporting unit is compared to its fair value in the first step. If the carrying value of the reporting unit is greater than its fair value, the second step is performed, where the implied fair value of goodwill is compared to its carrying value. An impairment charge is recognized for the amount by which the carrying amount of goodwill exceeds its fair value. The fair value is estimated using the net present value of discounted cash flows of the reporting unit.

Debt Issuance Costs

Costs incurred to issue debt are deferred and amortized over the life of the associated debt instrument using the effective interest method.

Postretirement Benefit Plan Obligations

Defined Contribution Plan

The Predecessor has various pension plans for its employees most of which are defined contribution plans. A defined contribution plan is a plan under which the Predecessor pays fixed contributions into a separate entity. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in the statement of income as incurred.

Defined Benefit Plan and Post Employment Plan

The Predecessor’s net obligation in respect of defined benefit pension plans is calculated separately for each plan currently present in The Netherlands and Belgium and for the post employment plan in Fujairah, UAE.

The defined benefit asset or liability comprises the present value of the defined obligation, less unrecognized prior service costs and less the fair value of plan assets out of which the obligations are to be settled. Plan assets are assets that are held by a long-term employee benefit fund and are not available to the creditors, nor can they be paid directly to any of the Predecessor companies.

The cost of providing postretirement benefits is actuarially determined based upon an independent actuarial valuation using management’s best estimates of discount rates, rates of return on plan assets, rates of compensation increase, retirement ages of employees and expected health care costs. The cost of pensions earned by employees is actuarially determined using the projected benefit method pro-rated on credited service.

For amortization of unrecognized actuarial gains or losses (originating from differences between expectations and realizations and/or changes in actuarial assumptions) the Corridor Method is used. The unrecognized gain (loss) exceeding 10% of the greater of projected benefit obligation or fair value of assets are amortized to the statement of income over the average future work life.

Environmental Provisions

Provisions are recognized when the Predecessor has a present obligation (legal or constructive) as a result of a past event, when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and when a reliable estimate can be made of the amount of the obligation.

Environmental provisions are recognized for soil contamination whereby agreements have been made with the local authorities to remediate or contain the soil contamination. The environmental provisions are

VTTI ENERGY PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

undiscounted and have been determined based on agreed remediation plans using existing technology, at current prices corrected for inflation, based on estimates of third party experts. The provisions recorded comprise the expected costs of site restoration, environmental remediation, cleanup or other obligations that are known and based on an agreed upon project plan and can be reasonably estimated.

Revenue Recognition

The Predecessor generates revenues through the provision of fee-based services to their customers under multi-year agreements. Certain agreements contain “take-or-pay” provisions whereby the Predecessor is entitled to a minimum throughput or storage fee. The Predecessor recognizes revenues when the service is provided, the crude oil and refined petroleum products are handled or when the customer’s ability to make up the minimum volume has expired, in accordance with the terms of the contracts.

The Predecessor’s assessment of each of the four revenue recognition criteria as they relate to their revenue producing activities is as follows:

•	Persuasive Evidence of an Arrangement Exists. The Predecessor’s customary practices are to enter into a written contract, executed by both the customer and the Predecessor.

•

Service is Provided.    The Predecessor considers services provided when the crude oil and refined petroleum products are shipped through, delivered by or stored in their pipelines, terminals and storage facilities, as applicable.

•

Fixed or Determinable Fee.    The Predecessor negotiates the fees for their services at the outset of their fee-based agreements. The storage fees generally are due in advance on the first of the month. For other agreements, such as ancillary services, the amount of revenue is determinable after services are provided and volumes handled. These fees are generally determined and invoiced at the end of the month.

•

Collection is Deemed Probable.    Collectability is evaluated on a customer-by-customer basis. The Predecessor conducts a credit review for all customers at the inception of a new agreement to determine the creditworthiness of potential and existing customers. Collection is deemed probable if the Predecessor expects that the customer will be able to pay amounts under the agreement as payments become due. If the Predecessor determines that collection is not probable, revenues are deferred and recognized upon cash collection.

The Predecessor collects taxes on certain revenue transactions to be remitted to governmental authorities, which may include sales, use, value added and some excise taxes. These taxes are not included in revenue.

Income Taxes

Income tax comprises current and deferred tax. Income tax is recognized in the combined carve-out statements of operations except to the extent that it relates to items recognized directly in equity, in which case it is recognized in other comprehensive income. Current tax is the expected tax payable on the taxable income for the year, using enacted tax rates at the balance sheet date and any adjustments to tax payables in respect of previous years.

Income taxes are accounted for under the liability method. We recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts and income tax basis of assets and liabilities and the expected benefits of utilizing net operating loss and tax credit carry-forwards, using enacted tax rates in effect for each taxing jurisdiction in which we operate for the year in which temporary differences are expected to be recovered or settled. We recognize the financial statement effects

VTTI ENERGY PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

of a tax position when it is more likely than not, based on technical merits, that the position will be sustained upon examination. Net deferred tax assets are then reduced by a valuation allowance if we believe it more likely than not such net deferred tax assets will not be realized. Certain of our valuation allowances and tax uncertainties are associated with entities that we acquired in business combinations. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. Interest and penalties, if any, related to income tax liabilities are included in income tax expense.

The Dutch entities of the Predecessor are part of a Dutch tax fiscal unity (the “Dutch Fiscal Unity”), along with their ultimate Dutch parent (VTTI) and certain other Dutch subsidiaries of the VTTI Group, not included in the Predecessor’s combined carve-out financial statements. The Dutch Fiscal Unity combines individual tax paying Dutch entities and their ultimate Dutch parent company as one taxpayer for Dutch corporate income tax purposes. The intercompany tax allocations from the Dutch Fiscal Unity are not subject to tax sharing agreements and no cash payments are made between the companies related to Dutch tax attributes. The predecessor has accounted for tax using the separate return basis. For additional information regarding the intercompany tax allocations from the Dutch Fiscal Unity, see Note 17.

Other Comprehensive Income (Loss)

Other comprehensive income (loss) consists of post-retirement benefit plan costs not recognized in earnings, the effective portion of a cash flow hedge and the translation differences of an entity with a functional currency in Euro, and is reflected net of the related income tax effects. Further information can be found in Note 21—Accumulated other comprehensive income / (loss).

Fair Value Measurements

The Predecessor utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. Fair value measurements are derived using inputs and assumptions that market participants would use in pricing an asset or liability, including assumptions about risk. A financial asset’s or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The fair value classification prioritizes the inputs used in measuring the fair value as follows:

Level 1:	Assets and liabilities with unadjusted, quoted prices listed on active market exchanges.

Level 2:	Assets and liabilities determined using prices for recently traded assets and liabilities with similar underlying terms, as well as directly or indirectly observable inputs, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3:	Assets and liabilities that are not actively traded on a market exchange. This category includes situations where there is little, if any, market activity for the asset or liability. The prices are determined using significant unobservable inputs or valuation techniques.

Accounting for Leases

Leases of assets under which substantially all the risks and rewards of ownership are effectively retained by the lessor are classified as operating leases. Lease payments under an operating lease are recognized as an expense on a straight-line method over the lease term.

VTTI ENERGY PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

Derivative Financial Instruments

The Predecessor enters into interest rate swap contracts to manage its exposure to fluctuations of interest rates associated with its specific borrowings. Interest rate differentials paid or received under these swap agreements are recognized as Interest expense. All derivatives are recognized in the combined financial statements at their fair value. On the inception date of the derivative contract, the Predecessor evaluates the derivative as an accounting hedge of the variability of cash flows to be paid of a forecasted transaction (“cash flow” hedge). Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in other comprehensive income until earnings are affected by the forecasted transaction.

The Predecessor formally documents all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow hedges of the variable cash flows of a forecasted transaction to a specific forecasted transaction. The Predecessor also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flow of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Predecessor discontinues hedge accounting prospectively. In accordance with ASC 815 “Derivatives and Hedging”, the Predecessor may prospectively discontinue the hedge accounting for an existing hedge if the applicable criteria are no longer met, the derivative instrument expires, is sold, terminated or exercised or if the Predecessor removes the designation of the respective cash flow hedge. In those circumstances, the net gain or loss remains in accumulated other comprehensive income and is reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings, unless the forecasted transaction is no longer probable in which case the net gain or loss is reclassified into earnings immediately.

Recently Issued Accounting Standards

Adoption of New Accounting Standards

In February 2013, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2013-02, Comprehensive Income (ASC Topic 220), Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. The ASU 2013-02 requires reporting and disclosure about changes in accumulated other comprehensive income (AOCI) balances and reclassifications out of AOCI. For public companies, ASU 2013-02 is effective prospectively for fiscal years and interim periods within those years beginning after December 15, 2012. The Predecessor adopted the provisions of ASU 2013-02 as of January 1, 2013. The adoption of ASU 2013-02 did not have a material impact on the Predecessor’s combined carve-out financial statements.

In January 2013, FASB issued ASU No. 2013-01, Balance Sheet (ASC Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities, which requires new asset and liability offsetting disclosures for derivatives, repurchase agreements and security lending transactions to the extent that they are: (1) offset in the financial statements; or (2) subject to an enforceable master netting arrangement or similar agreement. This update requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the balance sheet and was effective for the Predecessor in the first quarter of 2013. The Partnership’s derivative instruments are not offset in the financial statements and are not subject to right of offset provisions with our counterparties. Accordingly, ASU 2013-01 did not have a material impact on the Predecessor’s combined carve-out financial statements, but could have an impact on future disclosures.

In December 2011, FASB issued ASU No. 2011-11, Balance Sheet (ASC Topic 210): Disclosures about Offsetting Assets and Liabilities. ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its

VTTI ENERGY PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

financial position, and to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under IFRS. ASU 2011-11 must be applied retrospectively and became effective for fiscal years beginning on or after January 1, 2013. The Predecessor adopted the provisions of ASU 2011-11 as of January 1, 2013. The adoption of ASU 2011-11 did not have a material impact on the Predecessor’s combined carve-out financial statements.

New Accounting Standards Not Yet Adopted

In June 2013, FASB issued ASU No. 2013-11, Income Taxes (ASC Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. ASU 2013-11 requires the netting of unrecognized tax benefits against deferred tax assets for a loss or other carryforward that would apply in settlement of uncertain tax positions. It is effective for annual reporting periods beginning after December 15, 2013, but early adoption is permitted. We will adopt this standard in 2014 and it is not expected to have a significant effect on the Predecessor’s financial statements.

3.    Significant Risks and Uncertainties Including Business and Credit Concentrations

Business Risks

The Predecessor operates in a single segment consisting primarily of the fee-based storage and terminaling services, typically under long-term contracts. These services are for a broad mix of customers, including trading companies, major integrated oil companies, national oil companies, distributors and chemical and petrochemical companies.

We believe key factors that influence our business are (1) the long-term demand for and supply of refined petroleum products and crude oil, (2) the demand for terminaling services, (3) the needs of our customers together with the competitiveness of our service offerings with respect to terminal location, flexibility of infrastructure, quality of service, price and safety and (4) our ability and the ability of our competitors to capitalize on changing market dynamics and opportunities for acquisitions, organic development, greenfield construction and optimization of existing assets.

As of December 31, 2013, the Predecessor mitigates the impact of each of these key factors by typically entering into long-term agreements with customers that have significant terminaling services fee components. The Predecessor did not incur any loss relating to its customers during the years ended December 31, 2013 and 2012.

The following table presents revenues and percentage of combined revenues for any customers that accounted for more than 10% of the Predecessor’s combined revenues during the years ended December 31, 2013 and 2012.

	2013	% of Combined Revenue	2012	% of Combined Revenue
	(in US$ millions)
Vitol Group	$227.9	76%	$185.4	72%

Majority of our revenue is with the Vitol group of companies (“Vitol”). For further details please see Note 4—Related Party Transactions—Related Parties.

VTTI ENERGY PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

Concentration of Credit Risk

Credit risk is the risk of financial loss of the Predecessor if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The maximum exposure to credit risk is represented by the carrying amount of each financial instrument and is disclosed in Note 15—Financial Instruments.

Financial instruments that potentially subject the Predecessor to concentrations of credit risk consist principally of cash and cash equivalents, trade receivables and other receivables. Cash and cash equivalents are held on deposit with major banks. Management believes that the financial institutions holding these amounts are financially sound and, accordingly, minimal credit risk exists with respect to these assets. The Predecessor maintains their cash and cash equivalents at financial institutions for which the combined account balances in individual institutions may exceed the local bank deposit guarantee policies of insurance coverage and, as a result, there is a credit risk related to amounts on deposits in excess of local coverage.

Management attempts to minimize credit risk from trade receivables and other receivables by reviewing customers’ credit history before extending credit and by monitoring credit exposure on a regular basis. The allowance for doubtful accounts is established based upon factors surrounding the credit risk of specific customers, historical trends and other information. Collateral or other security is generally not required for trade receivables.

Contingencies

Certain conditions may exist as of the date our combined carve-out financial statements are issued that may result in a loss to us, but which will only be resolved when one or more future events occur or fail to occur. Our management, with input from legal counsel, assesses such contingent liabilities, and such assessment inherently involves an exercise in judgment. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in proceedings, our management, with input from legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability is accrued in our combined financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed.

4.    Related Party Transactions

(a) Related Parties

At December 31, 2013 and 2012, the entities of the Predecessor were owned 100% directly or indirectly by VTTI except for ETT and FTL in which VTTI owns 90% of the economic interest. VTTI is owned 50% by Vitol and 50% by MISC. The Vitol Group of companies is a trading company in, amongst others, oil and oil related products, which use the storage, throughput and ancillary services from the Predecessor. There are no significant related party transactions with MISC.

VTTI ENERGY PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

The revenue from Vitol can be broken down as follows:

	2013	2012
	(in US$ millions)
Terminaling and throughput fees	$205.5	$170.9
Excess throughput and ancillary services	22.4	14.5

Vitol Group total	$227.9	$185.4

The Predecessor uses central services for information technology (“IT”) related services, health, safety and environmental (“HSE”) services, human resources (“HR”) recruitment and management development services and various interest and guarantee commissions. The central services were historically charged to the Predecessor using the transfer pricing method cost-plus. A breakdown of the central service costs as follows:

	2013	2012
	(in US$ millions)
IT and IT related services	$2.1	$2.1
HSE services	0.2	0.2
HR services	11.5	8.5
Interest expense charged to Predecessor	22.3	15.8
Guarantee commission charged to Predecessor	0.3	0.3

Total related party services	$36.4	$26.9

IT and IT related services relate to the use of the ERP-like software program Tomcat, developed in-house, to support the customer, customs, operation, accounting and cash management processes. In addition, it includes fees for the development, maintenance and hosting of the VTTI corporate network and desktop environments.

HSE services relate, but are not limited, to the advice, support and knowledge sharing activities of the central HSE department. The facilitation of HAZOP’s, safety and incident investigation are also included in these charges.

HR services relate to employment of the employees of the terminals Euro Tank Terminal B.V. (Rotterdam), Eurotank Amsterdam B.V. (Amsterdam) and Antwerp Terminal and Processing Company N.V. (Belgium).

Also included are the interest expense related to the charged intercompany interest on intercompany debt from the Predecessor to VTTI, and guarantee commissions related to the bank guarantees (if any) given to third parties by VTTI on behalf of the Predecessor.

The following costs have been allocated to the Predecessor financial statements to appropriately reflect costs incurred by VTTI on behalf of VTTI Operating:

	2013	2012
	(in US$ millions)
Share in governance and stewardship VTTI	$4.0	$3.7
Allocation of Long Term Incentive Plan	0.3	—
Allocation of General and administrative expenses	2.7	2.3

Total allocated headoffice costs	$7.0	$6.0

VTTI ENERGY PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

The allocated costs to the Predecessor combined carve-out statements are stated at cost and are allocated to the Predecessor using allocation methods based on revenue, construction in progress, maturity and size of the terminals of the VTTI group. The share in governance and stewardship as well as the long-term incentive plan costs include the costs of management and administrative staff.

(b) Receivable and Payables to Owners and Affiliates

The trade account receivables and payables as per December 31, 2013 and 2012 resulting from the related party transactions described above are as follows:

	2013	2012
	(in US$ millions)
Vitol group of companies	$14.1	$10.0
VTTI group of companies	8.7	15.3

Trade account receivables	$22.8	$25.3

	2013	2012
	(in US$ millions)
Vitol group of companies	$6.7	$3.6
VTTI group of companies	38.1	35.1

Trade account payables	$44.8	$38.7

Amounts due to owners and affiliates are unsecured, and intended to be settled in the ordinary course of business. No provisions for doubtful debt have been accounted for receivables from owner and affiliates.

(c) Long-term Debt Affiliates

The Predecessor has long-term debt with VTTI originating from the capital investments in the terminals. The long-term debt is interest bearing based on an interest structure similar to VTTI’s interest structure due to the third party banks. See Note 10—Long-term Debt.

(d) Transactions with Management

The Predecessor had no board of directors, chief executive officer or personnel during 2013 and 2012 and, accordingly, has paid no direct remuneration to any management or members of the Board of Directors. In 2013 and 2012, all remuneration and cost related to the members of the board of directors in VTTI was paid directly by VTTI. For a discussion of the allocation principles for the share in governance and stewardship of VTTI, including management and administrative staff, see Note 4(a).

5.    Segment

The Predecessor has not presented segment information as it considers its operations to occur in one reportable segment, the energy storage terminaling business. The Predecessor derives their revenues and profits from five operating segments being the five geographical locations the terminals operate in. The operating segments have been aggregated into one reportable segment because they have similar long-term economic characteristics, services, operations, types and classes of customers and methods used to render their services.

VTTI ENERGY PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

6.    Current Assets and Prepaid Expenses

(a) Trade Accounts Receivable

Trade accounts receivable are presented net of allowance for doubtful accounts. The allowance for doubtful accounts was $1.3 million and $0.1 million as of December 31, 2013 and December 31, 2012, respectively.

(b) Prepaid Expenses

The prepaid operational lease expenses relate to operational lease expenses paid in advance and are recognized using a straight line basis as lease costs in operating expenses over the period for which the prepayment was made. The contractual duration of the various leases range from 1 to 30 years.

Prepaid expenses consist of the following:

	2013	2012
	(in US$ millions)
Prepaid operational lease ATT Tanjung Bin, Malaysia	$26.7	$14.5
Less: expensed into statement of income	(1.6)	(0.6)
Plus: Prepaid general and administrative expenses	1.9	1.6

Net prepaid operational lease	$27.0	$15.5

Of which non-current	23.8	12.6
Of which current	3.2	2.9

Total prepaid expenses	$27.0	$15.5

(c) Other Receivables and Current Assets

The other receivables of the Predecessor are as follows:

	2013	2012
	(in US$ millions)
VAT and other tax receivables	$6.6	$6.9
Inventories	4.3	2.6
Deferred debt issuance costs, short-term portion	0.8	0.9
Other receivables	4.1	3.8

Total other receivables and current assets	$15.8	$14.2

VTTI ENERGY PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

7.    Property, Plant and Equipment

Property, plant and equipment, at cost, is as follows:

	2013	2012
	(in US$ millions)
Buildings	$94.6	$88.5
Tanks, jetties and installations	1,469.9	1,390.6
Other equipment	39.4	36.1
Construction work in progress	57.2	26.6

At cost	1,661.1	1,541.8
Less: accumulated depreciation	(377.7)	(303.8)
Less: accumulated impairment, if any	—	—

Net property, plant and equipment	$1,283.4	$1,238.0

The amounts under construction work in progress include replacements, retrofitting and revamping projects of existing terminals, which increase the useful lives or functionality of the underlying assets. Maintenance costs are normally expensed into the statement of income unless they extend the useful life of the asset.

For the years ended December 31, 2013 and 2012, interest costs of $1.3 million and $4.6 million, respectively, were capitalized as part of the costs of construction work in progress.

Depreciation expense recorded on property, plant and equipment was $66.2 million and $54.5 million during the years ended December 31, 2013 and December 31, 2012, respectively.

The property, plant and equipment specified by geographical location as follows:

	2013	2012
	(in US$ millions)
Amsterdam, NL	$194.1	$175.0
Rotterdam, NL	326.9	324.9
Antwerp, NL	175.1	135.8

Europe	$696.1	$635.7

Florida, USA	136.5	138.7
Fujairah, UAE	181.0	184.5
Tanjung Bin, Malaysia	269.8	279.1

Total Property, plant and equipment	$1,283.4	$1,238.0

VTTI ENERGY PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

8.    Intangible Assets

Intangible assets consist of lease rights and relate to consideration paid to former lessees to acquire an option to a lease or to take over an existing lease contract from a third party company. Any amounts paid to the lessor are recognized as part of the lease contract upon their classification. Any amounts paid to former lessees to take over the contract are recognized as lease rights.

Capitalized lease rights, at cost, is as follows:

	2013	2012
	(in US$ millions)
Land lease rights	$39.6	$39.5
Jetty lease rights	10.2	9.7

At cost	49.8	49.2
Less: accumulated amortization	(3.6)	(2.3)
Less: accumulated impairment, if any	—	—

Net other intangibles	$46.2	$46.9

The capitalized lease rights relate to the acquisition of such rights for an adjacent plot of land at the Rotterdam terminal amounting to $46.2 million for which we paid the former lessee an amount to take over the lease contract with the port authorities.

Amortization expense was $1.2 million and $ 1.0 million during the years ended December 31, 2013 and December 31, 2012, respectively. The remaining amortization period is related to the maturity date of the lease and amounts to 40-48 years, as of December 31, 2013. Estimated amortization expense for amortizable intangible assets for the next five years amounts to $1.6 million for each period of 2014 through 2018.

9.    Goodwill

Goodwill arose in 2006 when 100% of the shares of Eurotank Amsterdam B.V. were acquired in a transaction that was accounted for as a business combination. In 2007 goodwill increased with the purchase of 90% of the shares in VTTI Fujairah Terminals Ltd.

The carrying amount of goodwill that was allocated to the Predecessor was $131.4 million as of December 31, 2013 and $127.3 million as of December 31, 2012. The difference in the carrying amount of goodwill arises from the foreign currency translation from Euro to U.S. dollar for the goodwill amount associated with Eurotank Amsterdam B.V.

VTTI ENERGY PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

The goodwill is as follows:

	2013	2012
	(in US$ millions)
Historical cost price	$187.9	$184.8
Accumulated impairments	(60.6)	(59.4)

Book value at January 1	127.3	125.4

Movements:
Effect of movements in exchange rates	4.1	1.9
Impairments	—	—

Book value at December 31	$131.4	$127.3

Historical cost price	194.5	187.9
Accumulated impairments	(63.1)	(60.6)

Book value at December 31	$131.4	$127.3

10.    Long-term Debt

Long-term debt comprises the following:

	2013	2012
	(in US$ millions)
Long-term debt, project finance loan ATB	$173.7	$181.7
Current portion of Long-term debt, project finance loan ATB	25.1	25.5

Total debt, project finance loan ATB	198.8	207.2
Debt to non-controlling interest partner in Fujairah	1.8	5.2
Other debt	0.1	0.4

Total debt	200.7	212.8
Less current portion	(25.1)	(25.5)

Total Long-term debt	$175.6	$187.3

Project Finance Loan ATB

The dedicated non-recourse project loan in ATT Tanjung Bin (“ATB”) is stated at amortized costs approximating fair value. At December 31, 2013 an amount of $198.8 million (2012: $207.2 million) has been withdrawn from the loan. The related unamortized deferred debt issuance cost amounts to $3.0 million (2012: $4.0 million) and is disclosed as an asset in the Predecessor balance sheets. The current portion of deferred debt issuance cost amounts to $0.8 million (2012: $0.9 million), as disclosed in Note 6c, the amount of the non-recourse project loan has been classified as non-current, except for its principal contractual repayments scheduled for 2014, amounting to $25.1 million (2012: $25.5 million).

VTTI ENERGY PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

The contractual maturities of the outstanding debt are as follows:

(in US$ millions)
2014	$25.1
2015	26.0
2016	26.7
2017	27.6
2018 and thereafter	93.4

The shares in the below-listed VTTI subsidiaries have been pledged as security to the lenders of the ATB non-recourse project loan of $230 million:

•	VTTI SE Asia B.V., the Netherlands (holding company of ATB)

•	ATT Tanjung Bin Sdn. Berhad, Malaysia

The primary terms of the loan and financial covenants as of December 31, 2013 are as follows:

•	Loan will reach maturity at September 3, 2019;

•	Loan requires repayment of approximately $25 million per annum, from commencement of operations, with a final payment at maturity;

•	Interest expenses based on a 3-month LIBOR plus a margin of 2.00% paid on a quarterly basis;

•	Loan does not contain a penalty for early repayment;

•	Dividend payments are restricted to free cash flow after operating costs, taxes, interest, capital expenditures and debt service reserve account (“DSRA”); and

•	Loan is secured by a pledge of shares and first ranking debenture on all assets and land owned by VTTI SE Asia B.V. and ATB.

The facility requires compliance with certain financial covenants as follows:

•	a debt service cover ratio (as defined in the facility) of not less than 1.25 to 1.0 (or 1.10 to 1.0 after the project completion date); and

•	total commitments (as defined in the facility) not exceeding 70% of the projected project costs.

The Predecessor was in compliance with all covenants as of December 31, 2013.

11.    Postretirement Benefit and Post Employment Obligation

The postretirement benefit and post employment obligation are as follows:

	2013	2012
	(in US$ millions)
Postretirement benefit obligation	$11.0	$11.2
Post employment obligation	1.4	1.1

Total postretirement benefit and post employment obligation	$12.4	$12.3

(a) Postretirement Benefit Obligation

The Predecessor has two defined benefit pension plans (Netherlands and Belgium) covering a total of 164 employees (2012: 170). The cost of providing the defined benefit pension is determined based upon

VTTI ENERGY PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

independent actuarial valuations and several actuarial market assumptions. Under accounting standards for postretirement benefits (ASC Topic 715), the Partnership recognizes the overfunded or underfunded status of each of its defined benefit pension as an asset or liability on the combined balance sheet.

The following table sets forth the plan’s benefit obligations, fair value of plan assets, and funded status at December 31, 2013 and 2012:

	2013	2012
	(in US$ millions)
Change in benefit obligation
Benefit obligation at beginning of the year	$16.6	$12.8
Service cost	0.7	0.5
Interest cost	0.5	0.6
Plan participants contribution	0.1	0.1
Administrative expenses/taxes paid	(0.1)	(0.1)
Actuarial (gain)/loss	(0.5)	4.4
Plan amendments	(0.0)	—
Benefits paid	(0.9)	(1.7)
Curtailments	—	(0.0)
Effect of foreign currency exchange rate changes	0.7	—
Transfers	(0.1)	—

Benefit obligation at the end of the year	$17.0	$16.6

Change in plan assets
Fair value of plan assets at the beginning of the year	$5.4	$5.0
Actual return of plan assets	0.2	0.6
Administrative expenses/taxes paid	(0.1)	(0.1)
Employer contributions	1.2	1.4
Plan participants’ contribution	0.1	0.1
Benefits paid	(0.9)	(1.6)
Transfers	(0.1)	—
Effect of foreign currency exchange rate changes	0.2	—

Fair value of plan assets at the end of the year	6.0	5.4

Funded status at the end of the year	$(11.0)	$(11.2)

Amounts recognized in accumulated other comprehensive income consist of net actuarial gains (losses) of $3.9 million for the year ended December 31, 2013 and $(4.4) million for the year ended December 31, 2012. The accumulated benefit obligation for the pension plan was $17.0 million and $16.6 million at December 31, 2013 and 2012, respectively. Estimated net periodic pension cost for the next fiscal year amounts to $1.2 million.

VTTI ENERGY PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

Components of net periodic benefit cost recognized in 2013 and 2012 were:

	2013	2012
	(in US$ millions)
Service cost	$0.7	$0.5
Interest cost	0.5	0.6
Expected return on plan assets	(0.2)	(0.2)
Amortisation of net (gain) loss	0.3	0.1

Net periodic benefit cost	$1.3	$1.0

Weighted average assumptions used to determine benefit obligations and net periodic benefit cost for 2013 and 2012 were as follows:

	2013	2012
Assumptions used to determine benefit obligations
Discount rate	3.35% - 3.60%	3.00% - 3.25%
Rate of compensation increase	3.5%	3.5%
Assumptions used to determine net periodic pension cost
Discount rate	3.0% - 3.25%	4.25% - 5.25%
Expected long-term rate of return on plan assets	3.25% - 5.30%	4.00% - 5.30%
Rate of compensation increase	3.5%	3.5%

The expected long-term rate of return is based on the portfolio as a whole and not on the sum of the returns on individual asset categories. The return is based exclusively on historical returns, without adjustments.

The Predecessor’s investment strategy for its pension plan assets is to maintain a diversified portfolio of asset classes with the primary goal of meeting long-term cash requirements as they become due. Assets are primarily invested in diversified funds that hold equity or debt securities to maintain the security of the funds while maximizing the returns within the investment policy. The investment policy specifies the type of investment vehicles appropriate for the plan, asset allocation guidelines, criteria for selection of investment managers, procedures to monitor overall investment performance, as well as investment manager performance.

Target Asset Allocation at December 31, 2013
Equity securities	1.1%
Bonds	0.9%
Cash and cash equivalents	0.5%
Guaranteed Investment Contract	97.5%

The Predecessor’s retirement plan assets are reported at fair value. Level 1 assets include investments in publicly traded equity securities, bonds and cash and cash equivalents. These securities (or the underlying investments of the funds) are actively traded and valued using quoted prices for identical securities from the market exchanges.

The plan assets of the Belgium defined benefit plan are arranged in a Guaranteed Investment Contract (“GIC”) with Delta Lloyd. The contract is an investment in which the fund manager holds or invests in single group annuity contracts issued directly to the retirement plan. The plan receives a direct guarantee of principal and accrued interest from Delta Lloyd. The contract guarantees a fixed rate of return of 3.25% regardless of the performance of the underlying assets, which Delta Lloyd holds within their account.

VTTI ENERGY PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

A GIC is a stable value fund, which is classified as Level 3. The plan assets are valued at fair value by discounting the related future payments based on current yields of similar instruments with comparable duration considering the creditworthiness of the issuer. The movement in Level 3 assets for 2013 and 2012 was as follows:

Level 3 Assets
(in USD millions)
Beginning balance at January 1, 2012	$4.8
Gain and losses on plan assets:
Realised gains/losses relating to assets sold during the year	0.7
Purchases, sales, issuances, settlements, net	(0.3)

Ending balance at December 31, 2012	5.2
Gain and losses on plan assets:
Realised gains/losses relating to assets sold during the year	0.3
Purchases, sales, issuances, settlements, net	0.4

Ending balance at December 31, 2013	$5.9

The asset allocations of the Partnership’s pension benefits as of December 31, 2013 and 2012 were as follows:

	Fair value measurement at December 31, 2013
	Plan assets
	Total	Quoted prices in active markets for identical assets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	(in US$ millions)
Equity securities	$0.1	$0.1	—	—
Bonds	0.1	0.1	—	—
Guaranteed investment contract	5.9	—	—	5.9

Total plan assets	$6.1	$0.2	—	$5.9

	Fair value measurement at December 31, 2012
	Plan assets
	Total	Quoted prices in active markets for identical assets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	(in US$ millions)
Equity securities	$0.1	$0.1	—	—
Bonds	0.1	0.1	—	—
Guaranteed investment contract	5.2	—	—	5.2

Total plan assets	$5.4	$0.2	—	$5.2

VTTI ENERGY PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

Expected contributions to the benefit plan during the upcoming year amount to $1.3 million, comprising of $1.2 million of Predecessor contributions and $0.1 million of participant contributions.

The benefits expected to be paid from the pension plan in each of the five years 2014 through 2018 are $1.0 million, $1.1 million, $0.8 million, $0.8 million and $0.6 million, respectively. The aggregate benefits expected to be paid in each of the five years from 2019 through 2023 are $3.6 million. The expected benefits are based on the same assumptions used to measure the Predecessor’s benefit obligation at December 31 and include estimated future employee service.

(b) Post-employment Obligation

Related to the Predecessor’s operations in the United Arab Emirates, employees within those legal entities are entitled to a payment upon termination of their employment contracts. This payment is based on the number of years of service provided to their employer and is calculated based on the salary earned at the moment of termination.

In order to calculate the Predecessor’s liability related to these employees, actuarial calculations were performed utilizing employee specific data including the average length of service of 7 years, average salary increase of 2-3%, and a discount rate of 2%. As a result of these calculations, it was determined that the total liability to be recorded by the Predecessor amounts to $1.4 million and $1.1 million as of December 31, 2013 and 2012, respectively.

12. Environmental Provisions

The environmental provisions result from the acquisition of Eurotank Amsterdam B.V. in 2006 and Antwerp Terminals Processing Company N.V. in 2010. Both companies have recognized provisions for soil contamination of the entire premises.

	2013	2012
	(in US$ millions)
Terminal in Belgium, Antwerp Terminals Processing Company N.V.	$9.5	$10.9
Terminal in The Netherlands, Eurotank Amsterdam B.V.	20.6	20.6

	$30.1	$31.5

13. Income Taxes

(a) Components of Current and Deferred Tax Expense

The significant components of current and deferred income tax expense attributable to income for the years ended December 31, 2013 and 2012 as follows:

	2013	2012
	(in US$ millions)
Current income tax	—	—
Deferred income tax	17.7	14.2

Total income tax expense	$17.7	$14.2

VTTI ENERGY PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

(b) Tax Rate Reconciliation

Total income tax expense differed from the amounts computed by applying the tax rate to income before income tax expense as a result of the following:

	Income from operations before income expense	Nominal rate %	2013	Income from operations before income expense	Nominal rate %	2012
	(in US$ millions)
USA	$7.8	35.0%	$2.7	$6.8	35.0%	$2.4
Foreign operations:
Belgium	3.7	34.0%	1.3	(1.3)	34.0%	(0.4)
UAE	26.6	0.0%	—	26.9	0.0%	—
Malaysia	15.0	25.0%	3.8	10.7	25.0%	2.7
The Netherlands	41.6	25.0%	10.4	43.2	25.0%	10.8

	86.9		15.5	79.5		13.1
Allocated costs to The Netherlands	(7.0)	25.0%	(1.7)	(6.0)	25.0%	(1.6)

Subtotal Foreign operations	79.9		13.8	73.5		11.5

Subtotal US & foreign tax at nominal rate	87.7		16.5	80.3		13.9

Malaysia non-deductible expenses			0.6			—
USA tax in excess of Federal corporate statutory rate			0.6			0.3

			$17.7			$14.2

This table shows an income from operations in the US of $7.8 million and $ 6.8 million over the years 2013 and 2012 respectively.

(c) Components of Deferred Tax Assets and Liabilities

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

VTTI ENERGY PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2013 and 2012 are presented below.

	2013	2012
	(in US$ millions)
Deferred tax assets:
Interest rate swaps	$1.8	$3.3
Pension obligations	0.6	0.5
Tax loss carry forwards	94.1	78.2

Total deferred tax assets	96.5	82.0
Valuation allowance	(3.5)	(3.0)

Total deferred tax assets	93.0	79.0
Netting positions	(49.6)	(34.3)

Net deferred tax assets	43.4	44.7
Deferred tax liabilities:
Property, plant and equipment	95.6	59.7

Total deferred tax liabilities	95.6	59.7

Netting positions	(49.6)	(34.3)

Net deferred tax liabilities	$46.0	$25.4

Net operating loss carryforwards totaling approximately $257 million at December 31, 2013 are available to reduce future taxable earnings. These net operating loss carryforwards include $111 million with no expiration date; the remaining carryforwards have expiration dates between 2015 and 2033.

The net deferred tax asset and liability is classified in the combined carve-out balance sheet as follows:

	2013	2012
	(in US$ millions)
Current deferred tax asset	$2.6	$1.2
Non-current deferred tax asset	40.8	43.5

Net deferred tax asset	$43.4	$44.7

Current deferred tax liability	—	—
Non-current deferred tax liability	46.0	25.4

Net deferred tax liability	46.0	25.4

Changes in the net deferred tax liabilities at December 31, 2013 and 2012 are presented below:

	Deferred tax assets	Deferred tax liabilities	2013	Deferred tax assets	Deferred tax liabilities	2012
	(in US$ millions)
Net deferred tax at January 1	$44.7	$25.4	$19.3	$44.7	$12.3	$32.4
Charge in Profit and Loss account	(2.7)	15.0	(17.7)	(1.7)	12.5	(14.2)
Reclass due to netting effect	0.2	0.2	—	—	—	—
Recognition of deferred tax	—	5.0	(5.0)	—	—	—
Translation difference	1.2	0.4	0.8	1.7	0.6	1.1

Net deferred tax at December 31	$43.4	$46.0	$(2.6)	$44.7	$25.4	$19.3

VTTI ENERGY PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. The valuation allowances were $3.5 million and $3.0 million, respectively, as of December 31, 2013 and 2012 and relate to the deferred tax asset for tax loss carry forwards from transferred pre-fiscal unity losses. In assessing the realizability of deferred tax assets, the Predecessor considers it as uncertain whether a portion or these pre-fiscal unity taxable losses will be granted.

The Predecessor had no unrecognized tax benefits as of December 31, 2013 and 2012. During the years ended December 31, 2013 and 2012, the Predecessor did not incur any interest or penalties on its tax returns. The Predecessor is not currently under examination by any U.S. federal, state, or non-U.S. tax authorities. If any examinations were initiated, the Predecessor would not expect the results of these examinations to have a material impact on its consolidated financial statements in future years.

Jurisdiction	Open Years	Ongoing Examinations
USA	2010, 2011, 2012, 2013	2011
Belgium	2012, 2013	None
UAE	N/A	N/A
Malaysia	2013	None
The Netherlands	2010, 2011, 2012, 2013	None

14. Fair Value Measurements

Trade receivables, other current assets, accounts payable, accrued expenses, and other current liabilities are carried at cost which approximates fair value due to their short-term nature. Based on borrowing rates currently available to the Predecessor for loans with similar terms, the carrying values of long-term debt approximate fair value and have been valued at Level 2 in the fair value hierarchy.

The following table represents the carrying amounts and estimated fair values of the Predecessor’s financial instruments as of December 31, 2013 and 2012. Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

	2013		2012
	Carrying amount	Fair value	Carrying amount	Fair value
	(in US$ millions)
Financial assets:
Cash and cash equivalents	$54.5	$54.5	$38.7	$38.7
Restricted cash	8.0	8.0	8.0	8.0
Financial liabilities:
Noncurrent derivative liabilities:
Interest rate swap contracts	7.1	7.1	13.2	13.2
Long-term debt	$200.7	$200.9	$212.8	$211.0

The carrying amounts shown in the table are included in the combined carve-out balance sheets under the indicated captions. The carrying value of trade accounts receivable, trade accounts payable and receivables/payables to owners and affiliates approximate their fair value.

VTTI ENERGY PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

The fair values of the financial instruments shown in the above table as of December 31, 2013 and 2012 represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Predecessor’s own judgment about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Predecessor based on the best information available in the circumstances, including expected cash flows and appropriately risk-adjusted discount rates, available observable and unobservable inputs.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

•	Cash and cash equivalents: The fair value of the Predecessor’s cash balances approximate the carrying amounts due to the current nature of the amounts.

•	Interest rate swap contracts: The fair value of the interest rate swaps was determined using a discounted cash flow model based on market-based LIBOR swap yield curves.

•

Long-term debt:    With respect to long-term debt measurements, the fair value is determined by discounting the expected future cash flows to the valuation date. All cash flows are discounted by the discount rate corresponding to its payment date, where the discount rates are derived from market interest rates. The Predecessor uses the US LIBOR interest rate swap curve and adjusts that rate for all necessary risks, including its own credit risk. In determining an appropriate spread to reflect its credit standing, the Predecessor considered public information on interest rates currently offered to a peer group for similar debt instruments.

The following table presents the placement in fair value hierarchy of assets and liabilities that are measured at fair value on a recurring basis (including those items that are required to be measured at fair value or for which fair value is required to be disclosed) as of December 31, 2013 and 2012:

	Fair value measurement at December 31, 2013
	Total	Quoted prices in active markets for identical assets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	(in US$ millions)
Financial assets:
Cash and cash equivalents	$54.5	$54.5	—	—
Restricted cash	8.0	8.0	—	—
Financial liabilities:
Interest rate swap contracts	7.1	—	7.1	—
Long-term debt, current and noncurrent	$200.9	—	$200.9	—

VTTI ENERGY PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

	Fair value measurement at December 31, 2012
	Total	Quoted prices in active markets for identical assets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	(in US$ millions)
Financial assets:
Cash and cash equivalents, incl restricted cash	$38.7	$38.7	—	—
Restricted cash	8.0	8.0	—	—
Financial liabilities:
Noncurrent derivative liabilities
Interest rate swap contracts	$13.2	—	$13.2	—
Long-term debt, current and noncurrent	211.0	—	211.0	—

The Predecessor’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 1, Level 2 or Level 3 for the years ended December 31, 2013 and 2012.

15. Financial Instruments

The Predecessor’s combined carve-out financial statements include the results of interest rate swap contracts to manage the Predecessor’s exposure related to changes in interest rates on its variable rate debt instruments. The Predecessor does apply hedge accounting for derivative instruments. The Predecessor does not speculate using derivative instruments.

The Predecessor assesses interest rate risk by monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating economical hedging opportunities. Derivative instruments that economically hedge exposures are used for risk management purposes and all Predecessor derivative instruments are designated as effective hedges for accounting purposes. Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in other comprehensive income until earnings are affected by the forecasted transaction. The following table presents the fair value of the interest rate swaps at December 31, 2013 and 2012:

				2013	2012
				(in US$ millions)
Interest rate swap	USD	LIBOR 3M + 1.00%	2.99%	$5.3	$9.7
Interest rate swap	USD	LIBOR 3M + 1.00%	2.80%	1.8	3.5

				$7.1	$13.2

VTTI ENERGY PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

	Expected for the year ended December 31, 2014
		Amounts of Derivatives loss reclassified from Accumulated OCI into Income
	(in US$ millions)
Interest rate Swaps		$3.5

	For the year ended December 31, 2013
	Amount of Derivatives loss recognised in OCI	Amounts of Derivatives loss reclassified from Accumulated OCI into Income
	(in US$ millions)
Interest rate Swaps	2.3	$4.0

	For the year ended December 31, 2012
	Amount of Derivatives loss recognised in OCI	Amounts of Derivatives loss reclassified from Accumulated OCI into Income
	(in US$ millions)
Interest rate Swaps	-4.9	$2.1

Movement to Income due to utilization

	Valuation 31-12-2013	Valuation 31-12-2014*	Delta (Movement to Income due to utilization)
	(in US$ millions)
Swap 1	$(1.8)	$(0.8)	$1.0
Swap 2	(5.2)	(2.6)	2.6

Total	$(7.0)	$(3.4)	$3.6

*	Valuation per 31/12/2014 with interest rate curves as per 31/12/2013

A split between short-term and long-term is provided below:

		2013	2012
		(in US$ millions)
Interest rate swap	Short term position	$3.6	$4.0
Interest rate swap	Long term position	3.5	9.2

		$7.1	$13.2

The Predecessor has historically used variable interest rate long-term debt to finance its terminal construction or conversions. The variable interest rate long-term debt obligations expose the Predecessor to variability in interest payments due to changes in interest rates. The Predecessor believed that it was prudent to limit the variability of a portion of its interest payments. To meet this objective, the Predecessor entered into LIBOR-based interest rate swap contracts to manage the significant fluctuations in cash flow resulting from changes in the benchmark interest rate of LIBOR. These swaps change the variable rate cash flow exposure on the debt obligations to fixed cash flows. Under the terms of the interest rate swaps, the Predecessor received LIBOR-based variable interest rate payments and makes fixed interest rate payments, thereby creating the equivalent of fixed rate debt for the notional amount of its debt hedged. As of December 31, 2013 and 2012, the total notional amount of the Predecessor’s outstanding interest rate swap contracts that were entered into in order to hedge outstanding or forecasted debt obligations were $139.1 million and $161.1 million, respectively. As of December 31, 2013 and 2012, the carrying amounts of the interest rate swaps contracts were liabilities of $7.1 million and $13.2 million, respectively. The maturity dates of the swaps correlate with the maturity terms of the Project Finance Loan ATB.

VTTI ENERGY PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

By using derivative financial instruments to economically hedge exposures to changes in interest rates, the Predecessor exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Predecessor, which creates credit risk for the Predecessor. When the fair value of a derivative contract is negative, the Predecessor owes the counterparty and, therefore, the Predecessor is not exposed to the counterparty’s credit risk in those circumstances. The Predecessor minimizes counterparty credit risk in derivative instruments by entering into transactions with major banking and financial institutions. The derivative instruments entered into by the Predecessor do not contain credit risk-related contingent features. Market risk is the adverse effect on the value of a derivative instrument that results from a change in interest rates, currency exchange rates, or commodity prices. The market risk associated with interest rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

16. Other Liabilities and Accrued Expenses

The other liabilities and accrued expenses are as follows:

	2013	2012
	(in US$ millions)
VAT, wage tax, and other taxes	$4.2	$2.8
Other payables	5.6	12.8
Deferred income	2.1	2.4
Accrued charges-personnel	5.2	4.0
Accrued charges-construction work in progress	4.6	5.0
Accrued charges-general and administrative expenses	4.9	6.1

Total other liabilities and accrued expenses	$26.6	$33.1

17. Commitments and Contingencies

(a) Claims and Legal Proceedings

The Fiscale Inlichtingen- en Opsporingsdienst / Economische Controledienst (“FIOD”) and the public prosecutor started an investigation in 2006 into Eurotank Amsterdam B.V. for a possible violation of the Excise Duty Act (Wet op de accijns), the customs Act (Douanewet) and the State Taxes Act (Algemene wet inzake rijksbelastingen), (collectively, “the FIOD Investigation”) in the years prior to 2006. Following this investigation, Eurotank Amsterdam B.V. started litigation proceedings against certain former employees in connection with an alleged scheme to embezzle money from Eurotank Amsterdam B.V. (the “embezzlement claims”). In connection with the sale of the shares of Eurotank Amsterdam B.V., the former shareholder (Dagenstaed Investments B.V.) and its ultimate parent (WorldPoint Terminals Inc.) agreed to fully indemnify Eurotank Amsterdam B.V. on a joint and several basis for claims that might arise against it from the FIOD investigation and the embezzlement claims.

In the financial statements an amount of $0.5 million has been included under current liabilities for potential claims resulting from the FIOD investigation. Because Eurotank Amsterdam B.V. will be indemnified for such claims, and such amounts are determined to be probable of recovery, a receivable for the same amount is recorded under other receivables.

In the opinion of management there are no other significant legal proceedings currently underway resulting in possible claims or contingent assets / liabilities.

VTTI ENERGY PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

(b) Rental Obligations and Operational Lease Commitments

As at December 31, 2013 the Predecessor has future minimum non-cancellable land and operational lease commitments as follows:

(in US$ millions)
2014	$12.0
2015	12.9
2016	12.0
2017	13.0
2018	12.0
Thereafter	184.9

$246.8

During the year ended December 31, 2013, $9.9 million of rental and other operational lease expenses were recognized in the carve-out statement of income (2012: $7.2 million). Almost all lease obligations and commitments relate to the lease, rent or leasehold of land from governmental port authorities and third parties. The terms and conditions of the land leases vary but are, including where applicable extension options, long-term. One lease contracts contain a fixed indexation clause and others may have contingent CPI clauses.

ATB has issued bank guarantees and letter of credits in respect of the vendors’ credit facilities totaling $4.1 million (2012: $5.6 million).

(c) Capital Commitments

The predecessor had capital commitments and other contractual commitments of $33.1 million relating to construction work in progress mainly, as follows:

Capital commitments	2013	2012
	(in US$ millions)
2014	$16.8	$22.9
2015	16.3	3.4
Thereafter	—	—

	$33.1	$26.3

(d) Demurrage and Other Claims

From time to time, the Predecessor may become a party to certain claims or legal complaints arising in the ordinary course of business, such as demurrage claims. In the opinion of management, the ultimate resolution of the potential or existing claims and complaints will not have a material adverse effect on our financial position, statement of income or cash flows.

Our liquid storage and transport systems may experience damage as a result of an accident, natural disaster or terrorist activity. These hazards can cause personal injury and loss of life, severe damage to and destruction of property, and equipment, pollution or environmental damage and suspension of operations. We maintain insurance of various types that we consider adequate to cover our operations and properties. The insurance covers our assets in amounts considered reasonable. The insurance policies are subject to deductibles that we consider reasonable and not excessive. Our insurance does not cover every potential risk associated with operating our facilities, including the potential loss of significant revenues.

VTTI ENERGY PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

The occurrence of a significant event not fully insured, indemnified or reserved against, or the failure of a party to meet its indemnification obligations, could materially and adversely affect our operations and financial condition.

(e) Dutch Fiscal Unity

Up until August 2008 the Dutch terminals of the Predecessor formed part of a fiscal unity for the corporate income tax of which Vitol Holdings B.V. was the fiscal parent company. As a result of the 50% acquisition by MISC in terms of the Share Purchase Agreement in August 2010, this fiscal unity was unwound and a new fiscal unity has since been formed to incorporate the Dutch terminals of the Predecessor, of which VTTI is the parent company. As a consequence, the Partnership and its Dutch terminals are jointly and severally liable for corporate income tax liabilities of the fiscal unity.

(f) Tax Filings in Other Jurisdictions

The Predecessors files consolidated and standalone income tax returns in various foreign jurisdictions. In the normal course of business, our income tax filings are subject to review by various taxing authorities. In connection with such reviews, disputes could arise with the taxing authorities over the interpretation or application of certain income tax rules related to our business in that tax jurisdiction. Such disputes may result in future tax and interest and penalty assessments by these taxing authorities. The ultimate resolution of tax contingencies will take place upon the earlier of (i) the settlement date with the applicable taxing authorities in either cash or agreement of income tax positions or (ii) the date when the tax authorities are statutorily prohibited from adjusting the Partnership’s tax computations.

18. Revenue by Service and Geographical Location

Net revenue by service and geographical region for the years ended December 31, 2013 and 2012 were as follows:

(a) Revenue by Service

The revenue of VTTI Operating broken down by type of service is as follows:

	2013	2012
	(in US$ millions)
Storage and throughput fees	$263.6	232.1
Excess throughput and ancillary fees	35.6	25.5

Total revenue	$299.2	257.6

VTTI ENERGY PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

(b) Revenue by Geographical Location:

The revenue by geographic location as follows:

	2013	2012
	(in US$ millions)
Inside Europe	$162.8	$146.5
Outside Europe	$136.4	$111.1
Intercompany eliminations	—	—

Total revenue	$299.2	$257.6

19. Operating Expenses

Defined Contribution Plan Expenses

The Predecessor contributed $2.3 million and $2.6 million as a cost for the defined contribution plans in the years ended December 31, 2013 and 2012 respectively.

20. Interest and Other Finance Expenses

Total interest and other finance expenses incurred during the years ended at December 31, 2013 and December 31, 2012 are as follows:

	2013	2012
	(in US$ millions)
Interest expense, project finance ATB	$8.8	$7.4
Of which capitalized as borrowing cost	(0.3)	(3.2)

Net interest expense project finance ATB	8.5	4.2
Other interest expenses and finance charges	1.2	0.9

Total debt	9.7	5.1
Intercompany interest expense VTTI Group	22.3	15.8
Of which capitalized as borrowing cost	(1.0)	(1.4)

Total interest expense	$31.0	$19.5

VTTI ENERGY PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

21. Accumulated Other Comprehensive Income/(Loss)

The accumulated other comprehensive income / (loss) as follows:

Management assessed that a reliable calculation of the starting foreign currency translation reserve cannot be made and consequently stated the opening balance at January 1, 2012 at nil.

	Post retirement benefit obligation	Foreign currency translation reserve	Effective portion of the cash flow hedge	Accumulated Other Comprehensive income
Balance at January 1, 2012	$(1.7)	$0.0	$(7.8)	$(9.5)
Amounts reclassified from accumulated other comprehensive income / (loss)	0.1	0.0	2.1	2.2
Other comprehensive income	(4.0)	10.1	(4.9)	1.2
Less: tax effect	1.3	0.0	0.7	2.0

Balance at December 31, 2012	(4.3)	10.1	(9.9)	(4.1)

Amounts reclassified from accumulated other comprehensive income / (loss)	0.3	0.0	3.9	4.2
Other comprehensive income	0.5	13.3	2.3	16.1
Less: tax effect	(0.2)	0.0	(1.6)	(1.8)

Balance at December 31, 2013	$(3.7)	$23.4	$(5.3)	$14.4

22. Supplemental Cash Flow Information

The supplemental Cash Flow information of the Predecessor is as follows:

	2013	2012
	(in US$ millions)
Cash interest paid, net of capitalized interest	$31.0	$19.5
Cash corporate income tax paid	—	—

Non-cash Transactions in Equity:

In 2012, ATB converted $ 101.0 million of intercompany debt into share premium. In 2013, the shares of ATB were transferred to a newly incorporated entity named VTTI SE Asia B.V. To finance the transfer of share, VTTI SE Asia B.V. received an intercompany loan of $126.9 million. As both companies are part of the Predecessor accounts the equity movements are recorded in the combined carve out Statement of Owners’ Equity.

23. Subsequent Events

The Predecessor has evaluated subsequent events from the balance sheet date and determined that there are no items to disclose.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of VTTI B.V.

We have audited the accompanying balance sheet of VTTI Energy Partners LP as of April 11, 2014. This balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of VTTI Energy Partners LP at April 11, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young Accountants LLP

Rotterdam, The Netherlands

April 17, 2014

VTTI ENERGY PARTNERS LP

BALANCE SHEET AS OF APRIL 11, 2014 (DATE OF INCEPTION)

(in US$, unless otherwise indicated)

2013
Assets	$0

Liabilities	0

Partners’ Equity:
Limited Partner	980
General Partner	20
Receivables from partners	(1,000)

Total Liabilities and Partners’ Equity	$0

The accompanying notes are an integral part of the balance sheet.

VTTI ENERGY PARTNERS LP

NOTES TO BALANCE SHEET

AS OF APRIL 11, 2014 (DATE OF INCEPTION)

1. Organization and Operations

VTTI Energy Partners LP (the “Partnership”) is a Marshall Islands limited partnership formed on April 11, 2014 to own, operate, develop and acquire refined petroleum product and crude oil terminaling and related energy infrastructure assets on a global scale. The Partnership intends to acquire an initial 36.0% interest in six terminals from VTTI B.V. which will be accounted for as a transaction under common control.

The Partnership intends to offer common units, representing limited partner interests in the Partnership, pursuant to an initial public offering. In addition, the Partnership will issue to VTTI MLP Partners B.V. common units and subordinated units, representing additional limited partner interests in the Partnership and will issue to VTTI Energy Partners GP LLC, a Marshall Islands limited liability company formed on April 11, 1014 and the general partner of the Partnership, incentive distribution rights, which entitle the holder to increasing percentages (up to a maximum of 48%) of the distributions the Partnership makes above the highest target level. VTTI Energy Partners GP LLC also owns the 2% general partner interest in the Partnership.

2. Significant Accounting Policies

This statement of financial position has been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). Separate Statements of Income, Changes in Partners’ Equity and of Cash Flows have not been presented in the financial statements because there have been no activities of the Partnership.

3. Subsequent Events

Subsequent events have been evaluated and it has been determined that there are no other items to disclose.

APPENDIX A

FORM OF

FIRST AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

VTTI ENERGY PARTNERS LP

A-i

A-ii

A-iii

A-iv

FIRST AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

VTTI ENERGY PARTNERS LP

THIS FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF VTTI ENERGY PARTNERS LP, dated as of             , 2014, is entered into by and between VTTI Energy Partners GP LLC, a Marshall Islands limited liability company, as the General Partner and VTTI MLP PARTNERS B.V., a company incorporated in the Netherlands, as the Organizational Limited Partner, together with any other Persons who become Partners in the Partnership or parties hereto as provided herein. In consideration of the covenants, conditions and agreements contained herein, the parties agree as follows:

ARTICLE I

DEFINITIONS AND CONSTRUCTION

Section 1.1. Definitions. The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

“Acquisition” means any transaction in which any Group Member acquires (through an asset acquisition, merger, stock acquisition or other form of investment) control over all or a portion of the assets, properties or business of another Person for the purpose of increasing the operating capacity and/or asset base of the Partnership Group from the operating capacity and/or asset base of the Partnership Group existing immediately prior to such transaction.

“Adjusted Operating Surplus” means, with respect to any period, Operating Surplus generated with respect to such period (a) less (i) the amount of any net increase in Working Capital Borrowings (or the Partnership’s proportionate share of any net increase in Working Capital Borrowings in the case of Subsidiaries that are not wholly owned) with respect to such period and (ii) the amount of any net decrease in cash reserves for Operating Expenditures (or the Partnership’s proportionate share of any net decrease in cash reserves for Operating Expenditures in the case of Subsidiaries that are not wholly owned) over such period to the extent such reduction does not relate to an Operating Expenditure made with respect to such period, and (b) plus (i) the amount of any net decrease in Working Capital Borrowings (or the Partnership’s proportionate share of any net decrease in Working Capital Borrowings in the case of Subsidiaries that are not wholly owned) with respect to such period; (ii) the amount of any net increase in cash reserves (or the Partnership’s proportionate share of any net increase in cash reserves in the case of Subsidiaries that are not wholly owned) for Operating Expenditures over such period to the extent such reserve is required by any debt instrument for the repayment of principal, interest or premium; and (iii) the amount of any net decrease made in subsequent periods in cash reserves for Operating Expenditures initially established with respect to such period to the extent such decrease results in a reduction in Adjusted Operating Surplus in subsequent periods pursuant to clause (a)(ii) above. Adjusted Operating Surplus does not include that portion of Operating Surplus included in clause (a)(i) of the definition of Operating Surplus. Adjusted Operating Surplus includes that portion of Operating Surplus in clause (a)(ii) of the definition of Operating Surplus only to the extent that cash is received by the Partnership Group.

“Administrative Services Agreement” means the Administrative Services Agreement, dated as of the Closing Date, among the Partnership, the General Partner and VTTI Holdings.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question. As used herein, the term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“Aggregate Quantity of IDR Reset Common Units” has the meaning set forth in Section 5.9(a).

“Agreed Value” means the fair market value of the applicable property or other consideration at the time of contribution or distribution, as the case may be, as determined by the General Partner.

“Agreement” means this First Amended and Restated Agreement of Limited Partnership of VTTI Energy Partners LP, as it may be amended, supplemented or restated from time to time.

“Associate” means, when used to indicate a relationship with any Person: (a) any corporation or organization of which such Person is a director, officer, member or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock or other voting interest; (b) any trust or other estate in which such Person has at least a 20% beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity; and (c) any relative or spouse of such Person, or any relative of such spouse, who has the same principal residence as such Person.

“Available Cash” means, with respect to any Quarter ending prior to the Liquidation Date:

(a) the sum of (i) all cash and cash equivalents of the Partnership Group (or the Partnership’s proportionate share of cash and cash equivalents in the case of Subsidiaries that are not wholly owned) on hand at the end of such Quarter, (ii) if the General Partner so determines, all additional cash and cash equivalents of the Partnership Group (or the Partnership’s proportionate share of cash and cash equivalents in the case of Subsidiaries that are not wholly owned) on hand on the date of determination of Available Cash with respect to such Quarter resulting from Working Capital Borrowings made subsequent to the end of such Quarter, and (iii) if the General Partner so determines, all cash and cash equivalents on hand on the date of determination of Available Cash resulting from cash distributions received after the end of such Quarter from any Group Member’s equity interest in any Person (other than a Subsidiary), which distributions are paid by such Person in respect of operations conducted by such Person during such Quarter, less

(b) the amount of any cash reserves (or the Partnership’s proportionate share of cash reserves in the case of Subsidiaries that are not wholly owned) established by the General Partner to (i) provide for the proper conduct of the business of the Partnership Group (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership Group) subsequent to such Quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Group Member is a party or by which it is bound or its assets are subject or (iii) provide funds for distributions under Section 6.2 or Section 6.3 in respect of any one or more of the next four Quarters; provided, however, that the General Partner may not establish cash reserves pursuant to (iii) above if the effect of establishing such reserves would be that the Partnership is unable to distribute the Minimum Quarterly Distribution on all Common Units, plus any Cumulative Common Unit Arrearage on all Common Units, with respect to such Quarter; and, provided, further, that disbursements made by a Group Member or cash reserves established, increased or reduced after the end of such Quarter but on or before the date of determination of Available Cash with respect to such Quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining Available Cash, within such Quarter if the General Partner so determines.

Notwithstanding the foregoing, “Available Cash” with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

“Board of Directors” means, with respect to the General Partner, its board of directors or board of managers, if the General Partner is a corporation or limited liability company, or the board of directors or board of managers of the general partner of the General Partner, if the General Partner is a limited partnership, as applicable.

“Business Day” means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the State of New York shall not be regarded as a Business Day.

“Capital Contribution” means (a) any cash, cash equivalents or the Net Agreed Value of Contributed Property that a Partner contributes to the Partnership or that is contributed or deemed contributed to the Partnership on behalf of a Partner (including, in the case of an underwritten offering of Units, the amount of any underwriting discounts or commissions) or (b) current distributions that a Partner is entitled to receive but otherwise waives.

“Capital Improvement” means any (a) addition or improvement to the capital assets owned by any Group Member, (b) acquisition of existing, construction of new or improvement or replacement of existing, capital assets by any Group Member or (c) capital contribution by a Group Member to a Person that is not a Subsidiary, in which a Group Member has, or after such capital contribution will have, directly or indirectly, an equity interest, to fund the Group Member’s pro rata share of the cost of the addition or improvement to or the acquisition of existing, or the construction of new, or the improvement or replacement of existing, capital assets by such Person, in each case if such addition, improvement, replacement, acquisition or construction is made to increase the operating capacity and/or asset base of the Partnership Group from the operating capacity and/or asset base of the Partnership Group or such Person, as the case may be, existing immediately prior to such addition, improvement, replacement, acquisition or construction.

“Capital Surplus” has the meaning assigned to such term in Section 6.1(a).

“Cause” means a court of competent jurisdiction has entered a final, non-appealable judgment finding a Person liable to the Partnership or any Limited Partner for actual fraud or willful misconduct in its capacity as a general partner of the Partnership.

“Certificate” means a certificate (a) substantially in the form of Exhibit A to this Agreement, (b) issued in global or book entry form in accordance with the rules and regulations of the Depositary or (c) in such other form as may be adopted by the General Partner, issued by the Partnership evidencing ownership of one or more Common Units or a certificate, in such form as may be adopted by the General Partner, issued by the Partnership evidencing ownership of one or more other Partnership Interests.

“Certificate of Limited Partnership” means the Certificate of Limited Partnership of the Partnership filed with the Registrar of Corporations of the Marshall Islands as referenced in Section 7.3 as such Certificate of Limited Partnership may be amended, supplemented or restated from time to time.

“claim” (as used in Section 7.13(c)) has the meaning assigned to such term in Section 7.13(c).

“Closing Date” means the first date on which Common Units are sold by the Organizational Limited Partner to the Underwriters pursuant to the provisions of the Underwriting Agreement.

“Closing Price” means, in respect of any class of Limited Partner Interests, as of the date of determination, the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the closing bid and asked prices on such day, regular way, as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the principal National Securities Exchange on which the respective Limited Partner Interests are listed or admitted to trading or, if such Limited Partner Interests are not listed or admitted to trading on any National Securities Exchange, the last quoted price on such day or, if not so quoted, the average of the high bid and low asked prices on such day in the over-the-counter market, as reported by any quotation system then in use with respect to such Limited Partner Interests, or, if on any such day such Limited Partner Interests of such class are not quoted by any such system, the average of the closing bid and asked prices on such day as furnished by a professional market maker making a market in such Limited Partner Interests of such class selected by the General Partner, or if on any such day no market maker is making a market in such Limited Partner Interests of such class, the fair value of such Limited Partner Interests on such day as determined by the General Partner.

“Code” means the United States Internal Revenue Code of 1986, as amended and in effect from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of any successor law.

“Combined Interest” has the meaning assigned to such term in Section 11.3(a).

“Commences Commercial Service” shall mean the date a Capital Improvement is first put into commercial service by a Group Member following, if applicable, completion of construction, acquisition, development, replacement, improvement or expansion.

“Commission” means the United States Securities and Exchange Commission.

“Common Unit” means a Partnership Interest representing a fractional part of the Partnership Interests of all Limited Partners, and having the rights and obligations specified with respect to Common Units in this Agreement. The term “Common Unit” does not refer to a Subordinated Unit prior to its conversion into a Common Unit pursuant to the terms hereof.

“Common Unit Arrearage” means, with respect to any Common Unit, whenever issued, as to any Quarter within the Subordination Period, the excess, if any, of (a) the Minimum Quarterly Distribution with respect to a Common Unit in respect of such Quarter over (b) the sum of all Available Cash distributed with respect to a Common Unit in respect of such Quarter pursuant to Section 6.2(a)(i).

“Conflicts Committee” means a committee of the Board of Directors composed entirely of two or more directors who are not any of the following: (a) security holders, officers or employees of the General Partner, (b) officers, directors or employees of any Affiliate of the General Partner or (c) holders of any ownership interest in the Partnership Group (other than Common Units or awards granted pursuant to any long-term incentive plan of any Group Member) and who also meet the independence standards required of directors who serve on an audit committee of a board of directors established by the Exchange Act, and the rules and regulations of the Commission thereunder and by the National Securities Exchange on which the Common Units are listed or admitted to trading.

“Contributed Property” means each property or other asset, in such form as may be permitted by the Marshall Islands Act, but excluding cash, contributed to the Partnership.

“Contribution Agreement” means, collectively, that certain Contribution, Conveyance and Assumption Agreement, dated as of             , 2014, among the General Partner, the Partnership, VTTI Operating, VTTI, the Organizational Limited Partner and VTTI Holdings, together with the additional conveyance documents and instruments contemplated or referenced thereunder or entered into in connection therewith.

“Cumulative Common Unit Arrearage” means, with respect to any Common Unit, whenever issued, and as of the end of any Quarter, the excess, if any, of (a) the sum of the Common Unit Arrearage with respect to an Initial Common Unit for each of the Quarters within the Subordination Period ending on or before the last day of such Quarter over (b) the sum of any distributions theretofore made pursuant to Section 6.2(a)(ii) and the second sentence of Section 6.3 with respect to an Initial Common Unit (including any distributions to be made in respect of the last of such Quarters).

“Current Market Price” means, in respect of any class of Limited Partner Interests, as of the date of determination, the average of the daily Closing Prices per Limited Partner Interest of such class for the 20 consecutive Trading Days immediately prior to such date.

“Departing General Partner” means a former General Partner from and after the effective date of any withdrawal or removal of such former General Partner pursuant to Section 11.1 or Section 11.2.

“Depositary” means, with respect to any Units issued in global form, The Depository Trust Company and its successors and permitted assigns.

“Event of Withdrawal” has the meaning assigned to such term in Section 11.1(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time and any successor to such statute.

“Expansion Capital Expenditures” means cash expenditures for Acquisitions or Capital Improvements. Expansion Capital Expenditures shall not include Maintenance Capital Expenditures or Investment Capital Expenditures. Expansion Capital Expenditures shall include interest payments (and related fees) on debt incurred and distributions on equity issued, in each case, to fund the construction of a Capital Improvement and paid in respect of the period beginning on the date that a Group Member enters into a binding obligation to commence construction of the Capital Improvement and ending on the earlier to occur of the date that such Capital Improvement Commences Commercial Service or the date that such Capital Improvement is abandoned or disposed of. Debt incurred or equity issued to fund any such construction period interest payments, or such construction period distributions on equity paid in respect of such period shall also be deemed to be debt incurred or equity issued, as the case may be, to fund the construction of a Capital Improvement, and the Incremental Incentive Distributions paid in respect of such newly issued equity shall be deemed to be distributions paid on equity issued to finance the construction of a Capital Improvement.

“First Target Distribution” means $0.301875 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on September 30, 2014, it means the product of $0.301875 multiplied by a fraction of which the numerator is the number of days in such period, and of which the denominator is the total number of days in the Quarter in which the Closing Date occurs), subject to adjustment in accordance with Section 5.9 and Section 6.4.

“Fully Diluted Weighted Average Basis” means, when calculating the number of Outstanding Units for any period, a basis that includes (a) the weighted average number of Outstanding Units plus (b) all Partnership Interests and options, rights, warrants and appreciation rights relating to an equity interest in the Partnership (i) that are convertible into or exercisable or exchangeable for Units or for which Units are issuable, in each case, that are senior to or pari passu with the Subordinated Units, (ii) whose conversion, exercise or exchange price is less than the Current Market Price on the date of such calculation, (iii) that may be converted into or exercised or exchanged for such Units prior to or during the Quarter immediately following the end of the period for which the calculation is being made without the satisfaction of any contingency beyond the control of the holder other than the payment of consideration and the compliance with administrative mechanics applicable to such conversion, exercise or exchange and (iv) that were not converted into or exercised or exchanged for such Units during the period for which the calculation is being made; provided, however, that for purposes of determining the number of Outstanding Units on a Fully Diluted Weighted Average Basis when calculating whether the Subordination Period has ended, such Partnership Interests, options, rights, warrants and appreciation rights shall be deemed to have been Outstanding Units only for the four Quarters that comprise the last four Quarters of the measurement period; and provided, further, that if consideration will be paid to any Group Member in connection with such conversion, exercise or exchange, the number of Units to be included in such calculation shall be that number equal to the difference between (y) the number of Units issuable upon such conversion, exercise or exchange and (z) the number of Units that such consideration would purchase at the Current Market Price.

“General Partner” means VTTI Energy Partners GP LLC, a Marshall Islands limited liability company, and its successors and permitted assigns that are admitted to the Partnership as general partner of the Partnership, in its capacity as general partner of the Partnership (except as the context otherwise requires).

“General Partner Interest” means the ownership interest of the General Partner in the Partnership (in its capacity as a general partner and without reference to any Limited Partner Interest held by it), which is evidenced by General Partner Units and includes any and all benefits to which the General Partner is entitled as provided in this Agreement, together with all obligations of the General Partner to comply with the terms and provisions of this Agreement.

“General Partner Unit” means a fractional part of the General Partner Interest having the rights and obligations specified with respect to the General Partner Interest. A General Partner Unit is not a Unit.

“Group” means a Person that with or through any of its Affiliates or Associates has any agreement, arrangement, understanding or relationship for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent given to such Person in response to a proxy or consent solicitation made to 10 or more Persons), exercising investment power over or disposing of any Partnership Interests with any other Person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, Partnership Interests.

“Group Member” means a member of the Partnership Group.

“Group Member Agreement” means the partnership agreement of any Group Member, other than the Partnership, that is a limited or general partnership, the limited liability company agreement of any Group Member that is a limited liability company, the certificate of incorporation and bylaws (or similar organizational documents) of any Group Member that is a corporation, the joint venture agreement or similar governing document of any Group Member that is a joint venture and the governing or organizational or similar documents of any other Group Member that is a Person other than a limited or general partnership, limited liability company, corporation or joint venture, in each case as such may be amended, supplemented or restated from time to time.

“Hedge Contract” means any exchange, swap, forward, future, cap, floor, collar or other similar agreement or arrangement entered into for the purpose of hedging the Partnership Group’s exposure to fluctuations in the price of interest rates, currencies or commodities in their operations and not for speculative purposes.

“Holder” has the meaning assigned to such term in Section 7.13(a).

“IDR Reset Common Units” has the meaning set forth in Section 5.9(a).

“IDR Reset Election” has the meaning set forth in Section 5.9(a).

“Incentive Distribution Right” means a non-voting Limited Partner Interest, which Partnership Interest will confer upon the holder thereof only the rights and obligations specifically provided in this Agreement with respect to Incentive Distribution Rights (and no other rights otherwise available to or other obligations of a holder of a Partnership Interest).

“Incentive Distributions” means any amount of cash distributed to the holders of the Incentive Distribution Rights pursuant to Section 6.2.

“Incremental Incentive Distributions” means, with respect to any newly issued equity securities of the Partnership, the incremental amount of any Incentive Distributions payable under Section 6.2 based solely upon the amount of distributions paid in respect of such newly issued equity securities.

“Indemnified Persons” has the meaning assigned to such term in Section 7.13(c).

“Indemnitee” means (a) the General Partner, (b) any Departing General Partner, (c) any Person who is or was an Affiliate of the General Partner or any Departing General Partner, (d) any Person who is or was a member, partner, director, officer, fiduciary or trustee of any Person which any of the preceding clauses of this definition describes, (e) any Person who is or was serving at the request of the General Partner or any Departing General Partner or any Affiliate of the General Partner or any Departing General Partner as an officer, director, member, partner, fiduciary or trustee of another Person (provided, however, that a Person shall not be an Indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services), and (f) any Person the General Partner designates as an “Indemnitee” for purposes of this Agreement.

“Initial Common Units” means the Common Units sold in the Initial Offering.

“Initial General Partner Interest” has the meaning set forth in Section 5.1(a).

“Initial Limited Partner Interest” has the meaning set forth in Section 5.1(a).

“Initial Limited Partners” means the Organizational Limited Partner and the General Partner, in each case upon being admitted as Partners to the Partnership in accordance with Section 10.1.

“Initial Offering” means the initial public offering and sale of Common Units to the public, as described in the Registration Statement, including any Common Units sold pursuant to the exercise of the option to purchase additional Common Units granted to the Underwriter pursuant to the Underwriting Agreement.

“Initial Unit Price” means (a) with respect to the Common Units and the Subordinated Units, the initial public offering price per Common Unit at which the Underwriters first offered the Common Units to the public for sale as set forth on the cover page of the prospectus included as part of the Registration Statement and first issued at or after the time the Registration Statement first became effective or (b) with respect to any other class or series of Units, the price per Unit at which such class or series of Units is initially sold by the Partnership, as determined by the General Partner, in each case adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of Units.

“Interim Capital Transactions” means the following transactions if they occur prior to the Liquidation Date: (a) borrowings, refinancings or refundings of indebtedness (other than Working Capital Borrowings and other than for items purchased on open account in the ordinary course of business) by any Group Member and sales of debt securities of any Group Member; (b) sales of equity interests of any Group Member; (c) sales or other voluntary or involuntary dispositions of any assets of any Group Member (including assets acquired using Investment Capital Expenditures) other than (i) sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business and (ii) sales or other dispositions of assets as part of normal retirements or replacements; (d) capital contributions received; and (e) corporate reorganizations or restructurings.

“Investment Capital Expenditures” means capital expenditures other than Maintenance Capital Expenditures and Expansion Capital Expenditures.

“Limited Partner” means, unless the context otherwise requires, the Organizational Limited Partner, each Initial Limited Partner, each additional Person that becomes a Limited Partner pursuant to the terms of this Agreement and any Departing General Partner upon the change of its status from General Partner to Limited Partner pursuant to Section 11.3, in each case, in such Person’s capacity as a limited partner of the Partnership; provided, however, that when the term “Limited Partner” is used herein in the context of any vote or other approval, including Articles XIII and XIV, such term shall not, solely for such purpose, include any holder of an Incentive Distribution Right (solely with respect to its Incentive Distribution Rights and not with respect to any other Limited Partner Interest held by such Person) except as may otherwise be required by law. Limited Partners may include custodians, nominees or any other individual or entity in its own or any representative capacity.

“Limited Partner Interest” means the ownership interest of a Limited Partner in the Partnership, which may be evidenced by Common Units, Subordinated Units, Incentive Distribution Rights or other Partnership Interests or a combination thereof or interest therein, and includes any and all benefits to which such Limited Partner is entitled as provided in this Agreement, together with all obligations of such Limited Partner to comply with the terms and provisions of this Agreement; provided, however, that when the term “Limited Partner Interest” is used herein in the context of any vote or other approval, including Articles XIII and XIV, such term shall not, solely for such purpose, include any Incentive Distribution Right except as may otherwise be required by law.

“Liquidation Date” means (a) in the case of an event giving rise to the dissolution of the Partnership of the type described in clauses (a) and (b) of the first sentence of Section 12.2, the date on which the applicable time period during which the holders of Outstanding Units have the right to elect to continue the business of the Partnership has expired without such an election being made, and (b) in the case of any other event giving rise to the dissolution of the Partnership, the date on which such event occurs.

“Liquidating Trustee” means one or more Persons selected by the General Partner to perform the functions described in Section 12.4.

“Maintenance Capital Expenditures” means cash expenditures (including expenditures for the addition or improvement to, or the replacement of, the capital assets owned by any Group Member or for the acquisition of existing, or the construction of new, capital assets) if such expenditure is made to maintain, including over the long term, the operating capacity and/or asset base of the Partnership Group or the revenue generated by the terminals owned by the Partnership Group. Maintenance Capital Expenditures shall not include Expansion Capital Expenditures or Investment Capital Expenditures. Maintenance Capital Expenditures shall include interest payments (and related fees) on debt incurred and distributions on equity issued, in each case, to finance the acquisition or the construction of a replacement asset and paid in respect of the period beginning on the date that the Group Member enters into a binding obligation to acquire or construct a replacement asset and ending on the earlier to occur of the date that such replacement asset Commences Commercial Service or the date that such replacement asset is abandoned or disposed of. Debt incurred to pay or equity issued to fund the construction period interest payments, or such construction period distributions on equity shall also be deemed to be debt incurred or equity issued, as the case may be, to finance the construction of a replacement asset, and the Incremental Incentive Distributions paid in respect of such newly issued equity shall be deemed to be distributions paid on equity issued to finance the construction of a replacement asset.

“Marshall Islands Act” means the Limited Partnership Act of The Republic of the Marshall Islands, as amended, supplemented or restated from time to time, and any successor to such statute.

“Merger Agreement” has the meaning assigned to such term in Section 14.1.

“Minimum Quarterly Distribution” means $0.2625 per Unit per Quarter (or with respect to the period commencing on the Closing Date and ending on September 30, 2014, it means the product of $0.2625 multiplied by a fraction of which the numerator is the number of days in such period and of which the denominator is the total number of days in the Quarter in which the Closing Date occurs), subject to adjustment in accordance with Section 5.9 and Section 6.4.

“MISC” means MISC Berhad, a company incorporated in Malaysia.

“National Securities Exchange” means an exchange registered with the Commission under Section 6(a) of the Exchange Act, supplemented or restated from time to time, and any successor to such statute.

“Net Agreed Value” means, (a) in the case of any Contributed Property, the Agreed Value of such property reduced by any liabilities either assumed by the Partnership upon such contribution or to which such property is subject when contributed, and (b) in the case of any property distributed to a Partner by the

Partnership, the Agreed Value of such property, reduced by any indebtedness either assumed by such Partner upon such distribution or to which such property is subject at the time of distribution.

“Notice of Election to Purchase” has the meaning assigned to such term in Section 15.1(b).

“Omnibus Agreement” means that Omnibus Agreement, dated as of the Closing Date, among the Partnership, the General Partner, the Organizational Limited Partner, VTTI Holdings, VTTI Operating, VTTI, Vitol and MISC.

“Operating Expenditures” means all Partnership Group cash expenditures (or the Partnership’s proportionate share of expenditures in the case of Subsidiaries that are not wholly owned), including taxes, employee, officer and director compensation, reimbursements of expenses of the General Partner, repayment of Working Capital Borrowings, debt service payments, Maintenance Capital Expenditures, payments made in the ordinary course of business under any Hedge Contracts (provided, (i) with respect to amounts paid in connection with the initial purchase of any Hedge Contract, such amounts shall be amortized over the life of the Hedge Contract and (ii) that payments made in connection with the termination of any Hedge Contract prior to the expiration of its stipulated settlement or termination date shall be included in Operating Expenditures in equal quarterly installments over the remaining scheduled life of such Hedge Contract), subject to the following:

(a) repayments of Working Capital Borrowings deducted from Operating Surplus pursuant to clause (b)(iii) of the definition of Operating Surplus shall not constitute Operating Expenditures when actually repaid;

(b) payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness other than Working Capital Borrowings shall not constitute Operating Expenditures; and

(c) Operating Expenditures shall not include (i) Expansion Capital Expenditures or Investment Capital Expenditures, (ii) payment of transaction expenses (including taxes) relating to Interim Capital Transactions (including the Initial Offering), (iii) distributions to Partners (including in respect of Incentive Distribution Rights), or (iv) repurchases of Partnership Interests, other than repurchases of Partnership Interests by the Partnership to satisfy obligations under employee benefit plans or reimbursement of expenses of the General Partner for purchases of Partnership Interests by the General Partner to satisfy obligations under employee benefit plans.

Where capital expenditures consist of both (y) Maintenance Capital Expenditures and (z) Expansion Capital Expenditures and/or Investment Capital Expenditures, the Board of Directors (with the concurrence of the Conflicts Committee) shall determine the allocation between the amounts paid for each.

“Operating Surplus” means, with respect to any period ending prior to the Liquidation Date, on a cumulative basis and without duplication:

(a) the sum of (i) $32.0 million, (ii) all cash receipts of the Partnership Group (or the Partnership’s proportionate share of cash receipts in the case of Subsidiaries that are not wholly owned) for the period beginning on the Closing Date and ending on the last day of such period, other than cash receipts from Interim Capital Transactions (excluding return on capital from Investment Capital Expenditures); provided, that cash receipts from the termination of a Hedge Contract prior to its specified termination date shall be included in Operating Surplus in equal quarterly installments over the remaining scheduled life of such Hedge Contract, (iii) all cash receipts of the Partnership Group (or the Partnership’s proportionate share of cash receipts in the case of Subsidiaries that are not wholly owned) after the end of such period but on or before the date of determination of Operating Surplus with respect to such period resulting from Working Capital Borrowings and (iv) the amount of interest paid on debt incurred and cash distributions paid on equity issued (including Incremental Incentive Distributions) in connection with the construction of a Capital Improvement or replacement of a capital asset and paid in respect of the period beginning on the date that the Group Member enters into a binding obligation to commence the construction of such Capital

Improvement or replacement of such capital asset and ending on the earlier to occur of the date that such Capital Improvement or replacement capital asset Commences Commercial Service or the date that it is abandoned or disposed of (equity issued to fund the construction period interest payments on debt incurred (including periodic net payments under related Hedge Contracts), or construction period distributions on equity issued (including Incremental Incentive Distributions), to finance the construction of a Capital Improvement or replacement of a capital asset shall also be deemed to be equity issued to finance the construction of a Capital Improvement or replacement of such capital asset for purposes of this clause (iv)), less

(b) the sum of (i) Operating Expenditures for the period beginning immediately after the Closing Date and ending on the last day of such period, (ii) the amount of cash reserves (or the Partnership’s proportionate share of cash reserves in the case of Subsidiaries that are not wholly owned) established by the General Partner to provide funds for future Operating Expenditures, (iii) all Working Capital Borrowings not repaid within 12 months after having been incurred, or repaid within such 12-month period with the proceeds of additional Working Capital Borrowings and (iv) any cash loss realized on disposition of an Investment Capital Expenditure; provided, however, that disbursements made (including contributions to a Group Member or disbursements on behalf of a Group Member) or cash reserves established, increased or reduced after the end of such period but on or before the date of determination of Available Cash with respect to such period shall be deemed to have been made, established, increased or reduced, for purposes of determining Operating Surplus, within such period if the General Partner so determines.

Notwithstanding the foregoing, “Operating Surplus” with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero. Cash receipts from Investment Capital Expenditures shall be treated as cash receipts only to the extent they are a return on capital, but in no event shall a return of capital be treated as cash receipts. Customer payments that are paid no more than several days after their due date will be treated as paid on their due date.

“Opinion of Counsel” means a written opinion of counsel (who may be regular counsel to the Partnership or the General Partner or any of its Affiliates) acceptable to the General Partner or to such other Person selecting such counsel or obtaining such opinion.

“Organizational Limited Partner” means VTTI MLP Partners B.V., a company incorporated in the Netherlands, in its capacity as the organizational limited partner of the Partnership pursuant to this Agreement.

“Outstanding” means, with respect to Partnership Interests, all Partnership Interests that are issued by the Partnership and reflected as outstanding on the Partnership’s books and records as of the date of determination; provided, however, that if at any time any Person or Group (other than the General Partner or its Affiliates) beneficially owns 20% or more of the Outstanding Partnership Interests of any class, all Partnership Interests owned by or for the benefit of such Person or Group shall not be entitled to be voted on any matter and shall not be considered to be Outstanding when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under this Agreement, except that Partnership Interests so owned shall be considered to be Outstanding for purposes of Section 11.1(b)(iv) (such Partnership Interests shall not, however, be treated as a separate class of Partnership Interests for purposes of this Agreement or the Marshall Islands Act); provided further, that the foregoing limitation shall not apply to (i) any Person or Group who acquired 20% or more of the Outstanding Partnership Interests of any class directly from the General Partner or its Affiliates (other than the Partnership), (ii) any Person or Group who acquired 20% or more of the Outstanding Partnership Interests of any class then Outstanding directly or indirectly from a Person or Group described in clause (i), provided that, upon or prior to such acquisition, the General Partner shall have notified such Person or Group in writing that such limitation shall not apply, or (iii) any Person or Group who acquired 20% or more of any Partnership Interests issued by the Partnership with the prior approval of the Board of Directors.

“Partners” means the General Partner and the Limited Partners.

“Partnership” means VTTI Energy Partners LP, a Marshall Islands limited partnership, and any successors thereto.

“Partnership Group” means the Partnership and its Subsidiaries, including VTTI Operating, treated as a single consolidated entity.

“Partnership Interest” means any class or series of equity interest in the Partnership (but excluding any options, rights, warrants, restricted units and appreciation rights relating to an equity interest in the Partnership), including Common Units, Subordinated Units, General Partner Units and Incentive Distribution Rights.

“Percentage Interest” means as of any date of determination (a) as to the General Partner with respect to General Partner Units and as to any Unitholder with respect to Units, the product obtained by multiplying (i) 100% less the percentage applicable to clause (b) below by (ii) the quotient obtained by dividing (A) the number of Units held by such Unitholder or the number of General Partner Units held by the General Partner, as the case may be, by (B) the total number of all Outstanding Units and General Partner Units, and (b) as to the holders of other Partnership Interests issued by the Partnership in accordance with Section 5.4, the percentage established as a part of such issuance. The Percentage Interest with respect to an Incentive Distribution Right shall at all times be zero.

“Person” means an individual or a corporation, firm, limited liability company, partnership, joint venture, trust, unincorporated organization, association, governmental agency or political subdivision thereof or other entity.

“Plan of Conversion” has the meaning assigned to such term in Section 14.1.

“Profit Shares” has the meaning assigned to such term in the VTTI Operating Charter.

“Pro Rata” means (a) when used with respect to Units or any class thereof, apportioned equally among all designated Units in accordance with their relative Percentage Interests, (b) when used with respect to Partners or Record Holders, apportioned among all Partners or Record Holders in accordance with their relative Percentage Interests and (c) when used with respect to holders of Incentive Distribution Rights, apportioned equally among all holders of Incentive Distribution Rights in accordance with the relative number or percentage of Incentive Distribution Rights held by each such holder.

“Purchase Date” means the date determined by the General Partner as the date for purchase of all Outstanding Limited Partner Interests of a certain class (other than Limited Partner Interests owned by the General Partner and its Affiliates) pursuant to Article XV.

“Quarter” means, unless the context requires otherwise, a fiscal quarter, or, with respect to the first fiscal quarter including the Closing Date, the portion of such fiscal quarter after the Closing Date, of the Partnership.

“Record Date” means the date established by the General Partner or otherwise in accordance with this Agreement for determining (a) the identity of the Record Holders entitled to notice of, or to vote at, any meeting of Limited Partners or entitled to vote by ballot or give approval of Partnership action in writing without a meeting or entitled to exercise rights in respect of any lawful action of Limited Partners or (b) the identity of Record Holders entitled to receive any report or distribution or to participate in any offer.

“Record Holder” means (a) the Person in whose name a Common Unit is registered on the books of the Transfer Agent as of the Partnership’s close of business on a particular Business Day, or (b) with respect to other Partnership Interests, the Person in whose name any such other Partnership Interest is registered on the books that the General Partner has caused to be kept as of the closing of business on such Business Day (which books may be kept, at the General Partner’s option, by the Transfer Agent).

“Registration Statement” means the Partnership’s Registration Statement on Form F-1 (Registration No. 333-196907) as it has been or as it may be amended or supplemented from time to time, filed by the Partnership with the Commission under the Securities Act to register the offering and sale of the Common Units in the Initial Offering.

“Reset MQD” has the meaning set forth in Section 5.9(e).

“Reset Notice” has the meaning set forth in Section 5.9(b).

“Second Target Distribution” means $0.328125 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on September 30, 2014, it means the product of $0.328125 multiplied by a fraction of which the numerator is equal to the number of days in such period and of which the denominator is the total number of days in the Quarter in which the Closing Date occurs), subject to adjustment in accordance with Section 5.9 and Section 6.4.

“Secondment Agreement” means the Secondment Agreement, dated as of the Closing Date, among VTTI Holdings and VTTI MLP Services Limited, a company incorporated in the United Kingdom.

“Securities Act” means the Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute.

“Special Approval” means approval by a majority of the members of the Conflicts Committee.

“Subordinated Unit” means a Unit representing a fractional part of the Partnership Interests of all Limited Partners and having the rights and obligations specified with respect to Subordinated Units in this Agreement. The term “Subordinated Unit” does not include a Common Unit. A Subordinated Unit that is convertible into a Common Unit shall not constitute a Common Unit until such conversion occurs.

“Subordination Period” means the period commencing on the Closing Date and ending on the first to occur of the following dates:

(a) the first Business Day following the distribution of Available Cash to Partners pursuant to Section 6.1(a) in respect of any Quarter beginning with the Quarter ending September 30, 2017, in respect of which (i) (A) distributions of Available Cash from Operating Surplus on each of the Outstanding Common Units, Subordinated Units, General Partner Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date, equaled or exceeded the sum of the Minimum Quarterly Distribution on all Outstanding Common Units, Subordinated Units, General Partner Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units and (B) the Adjusted Operating Surplus for each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units, General Partner Units and any other Units that are senior or equal in right of distribution to the Subordinated Units, in each case that were Outstanding during such periods on a Fully Diluted Weighted Average Basis and (ii) there are no Cumulative Common Unit Arrearages; and

(b) the first Business Day following the distribution of Available Cash to Partners pursuant to Section 6.1(a) in respect of any Quarter beginning with the Quarter ending September 30, 2015 in respect of which (i) (A) distributions of Available Cash from Operating Surplus on each of the Outstanding Common Units, Subordinated Units and General Partner Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case with respect to the four consecutive-Quarter period immediately preceding such date equaled or exceeded 150% of the Minimum Quarterly Distribution on all of the Outstanding Common Units, Subordinated Units and General Partner Units and

any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case in respect of such period, and (B) the Adjusted Operating Surplus for the four-Quarter period immediately preceding such date equaled or exceeded 150% of the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units and General Partner Units and any other Units that are senior or equal in right of distribution to the Subordinated Units, in each case that were Outstanding during such period on a Fully Diluted Weighted Average Basis, plus the corresponding Incentive Distributions and (ii) there are no Cumulative Common Unit Arrearages.

(c) the date on which the General Partner is removed in a manner described in Section 11.4.

“Subsidiary” means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries (as defined, but excluding subsection (d) of this definition) of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary (as defined, but excluding subsection (d) of this definition) of such Person is, at the date of determination, a general or limited partner of such partnership, but only if more than 50% of the partnership interests of such partnership (considering all of the partnership interests of the partnership as a single class) is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries (as defined, but excluding subsection (d) of this definition) of such Person, or a combination thereof, (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries (as defined, but excluding subsection (d) of this definition) of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person, or (d) any other Person in which such Person, one or more Subsidiaries (as defined, but excluding this subsection (d) of this definition) of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) less than a majority ownership interest or (ii) less than the power to elect or direct the election of a majority of the directors or other governing body of such Person, provided, that (A) such Person, one or more Subsidiaries (as defined, but excluding this subsection (d) of this definition) of such Person, or a combination thereof, directly or indirectly, at the date of the determination, has at least a 20% ownership interest in such other Person, (B) such Person accounts for such other Person (under U.S. GAAP, as in effect on the later of the date of investment in such other Person or material expansion of the operations of such other Person) on a consolidated or equity accounting basis, (C) such Person has directly or indirectly material negative control rights regarding such other Person including over such other Person’s ability to materially expand its operations beyond that contemplated at the date of investment in such other Person, and (D) such other Person is (i) other than with respect to VTTI Operating, formed and maintained for the sole purpose of owning or leasing and operating terminals and (ii) obligated under its constituent documents, or as a result of a unanimous agreement of its owners, to distribute to its owners all of its income on at least an annual basis (less any cash reserves that are approved by such Person).

“Surviving Business Entity” has the meaning assigned to such term in Section 14.2(b)(ii).

“Third Target Distribution” means $0.393750 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on September 30, 2014, it means the product of $0.393750 multiplied by a fraction of which the numerator is equal to the number of days in such period and of which the denominator is the total number of days in the Quarter in which the Closing Date occurs), subject to adjustment in accordance with Section 5.9 and Section 6.4.

“Trading Day” means a day on which the principal National Securities Exchange on which such class of Limited Partner Interests is listed or admitted for trading is open for the transaction of business or, if Limited Partner Interests of a class are not listed on any National Securities Exchange, a day on which banking institutions in New York City generally are open.

“Transaction Documents” has the meaning set forth in Section 7.1(b).

“Transfer” has the meaning assigned to such term in Section 4.4(a).

“Transfer Agent” means such bank, trust company or other Person (including the General Partner or one of its Affiliates) as shall be appointed from time to time by the Partnership to act as registrar and transfer agent for the Common Units; provided, however, that if no Transfer Agent is specifically designated for any other Partnership Interests, the Partnership shall act in such capacity.

“Underwriter” means each Person named as an underwriter in Schedule I to the Underwriting Agreement who purchases Common Units pursuant thereto.

“Underwriting Agreement” means the Underwriting Agreement, dated July 31, 2014 among the Underwriters, the Partnership, the General Partner, VTTI Holdings, VTTI Operating, the Organizational Limited Partner and VTTI.

“Unit” means a Partnership Interest that is designated as a “Unit” and shall include Common Units and Subordinated Units, but shall not include (a) General Partner Units (or the General Partner Interest represented thereby) or (b) the Incentive Distribution Rights.

“Unitholders” means the holders of Units.

“Unit Majority” means (a) during the Subordination Period, at least (i) a majority of the Outstanding Common Units (excluding Common Units owned by the General Partner and its Affiliates) voting as a single class and (ii) a majority of the Outstanding Subordinated Units, voting as a single class, and (b) after the end of the Subordination Period, at least a majority of the Outstanding Common Units, voting as a single class.

“Unrecovered Capital” means at any time, with respect to a Unit, the Initial Unit Price less the sum of all distributions constituting Capital Surplus theretofore made in respect of an Initial Common Unit and any distributions of cash (or the Net Agreed Value of any distributions in kind) in connection with the dissolution and liquidation of the Partnership theretofore made in respect of an Initial Common Unit, adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of such Units.

“Unrestricted Person” means (a) each Indemnitee, (b) each Partner, (c) each Person who is or was a member, partner, director, officer, employee or agent of any Group Member, a General Partner or any Departing General Partner or any Affiliate of any Group Member, a General Partner or any Departing General Partner and (d) any Person the General Partner designates as an “Unrestricted Person” for purposes of this Agreement from time to time.

“U.S. GAAP” means United States generally accepted accounting principles, as in effect from time to time, consistently applied.

“Vitol” means Vitol Holding B.V., a company incorporated in the Netherlands.

“Voting Shares” has the meaning assigned to such term in the VTTI Operating Charter.

“VTTI” means VTTI B.V.

“VTTI Holdings” means VTTI MLP Holdings Ltd, a company incorporated in the United Kingdom, and any successors thereto.

“VTTI Operating” means VTTI MLP B.V., a company incorporated in the Netherlands, and any successors thereto.

“VTTI Operating Charter” means the articles of association of VTTI Operating, dated as of June 17, 2014, and as amended from time to time.

“Withdrawal Opinion of Counsel” has the meaning assigned to such term in Section 11.1(b)(i).

“Working Capital Borrowings” means borrowings used solely for working capital purposes or to pay distributions to Partners made pursuant to a credit facility, commercial paper facility or similar financing arrangement, provided, that when such borrowing is incurred it is the intent of the borrower to repay such borrowings within 12 months from the date of such borrowings other than from additional Working Capital Borrowings.

Section 1.2. Construction. Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; (c) the term “include” or “includes” means includes, without limitation, and “including” means including, without limitation; and (d) the terms “hereof”, “herein” and “hereunder” refer to this Agreement as a whole and not to any particular provision of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only, and shall not affect in any way the meaning or interpretation of this Agreement. The General Partner has the power to construe and interpret this Agreement and to act upon any such construction or interpretation. To the fullest extent permitted by law, any construction or interpretation of this Agreement by the General Partner and any action taken pursuant thereto and any determination made by the General Partner in good faith shall, in each case, be conclusive and binding on all Record Holders, each other Person or Group who acquires an interest in a Partnership Interest and all other Persons for all purposes.

ARTICLE II

ORGANIZATION

Section 2.1. Formation. The General Partner and the Organizational Limited Partner previously formed the Partnership as a limited partnership pursuant to the provisions of the Marshall Islands Act and hereby amend and restate the original Agreement of Limited Partnership of the Partnership in its entirety. This amendment and restatement shall become effective as of the date hereof. Except as expressly provided to the contrary in this Agreement, the rights, duties (including fiduciary duties), liabilities and obligations of the Partners and the administration, dissolution and termination of the Partnership shall be governed by the Marshall Islands Act. All Partnership Interests shall constitute personal property of the owner thereof for all purposes and a Partner has no interest in specific Partnership property.

Section 2.2. Name. The name of the Partnership shall be “VTTI Energy Partners LP”. The Partnership’s business may be conducted under any other name or names as determined by the General Partner, including the name of the General Partner. The words “Limited Partnership” or the letters “LP” or similar words or letters shall be included in the Partnership’s name where necessary for the purpose of complying with the laws of any jurisdiction that so requires. The General Partner may change the name of the Partnership at any time and from time to time in compliance with the requirements of the Marshall Islands Act and shall notify the General Partner and the Limited Partners of such change in the next regular communication to the Limited Partners.

Section 2.3. Registered Office; Registered Agent; Principal Office; Other Offices. Unless and until changed by the General Partner, the registered office of the Partnership in the Marshall Islands shall be located at Trust Company Complex, Ajeltake Island, Ajeltake Road, Majuro, Marshall Islands MH 96960, and the registered agent for service of process on the Partnership in the Marshall Islands at such registered office shall be The Trust Company of the Marshall Islands, Inc. The principal office of the Partnership shall be located at 25-27

Buckingham Palace Road, London, SW1W 0PP, United Kingdom, or such other place as the General Partner may from time to time designate by notice to the General Partner and the Limited Partners. The Partnership may maintain offices at such other place or places within or outside the Marshall Islands as the General Partner determines to be necessary or appropriate. The address of the General Partner shall be at 25-27 Buckingham Palace Road, London, SW1W 0PP, United Kingdom, or such other place as the General Partner may from time to time designate by notice to the Limited Partners.

Section 2.4. Purpose and Business. The purpose and nature of the business to be conducted by the Partnership shall be to (a) engage directly in, or enter into or form any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that lawfully may be conducted by a limited partnership organized pursuant to the Marshall Islands Act and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity, and (b) do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to a Group Member.

Section 2.5. Powers. The Partnership shall be empowered to do any and all acts and things necessary and appropriate for the furtherance and accomplishment of the purposes and business described in Section 2.4 and for the protection and benefit of the Partnership.

Section 2.6. Term. The term of the Partnership commenced upon the filing of the Certificate of Limited Partnership in accordance with the Marshall Islands Act and shall continue in existence until the dissolution of the Partnership in accordance with the provisions of Article XII. The existence of the Partnership as a separate legal entity shall continue until the cancellation of the Certificate of Limited Partnership as provided in the Marshall Islands Act.

Section 2.7. Title to Partnership Assets. Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof. Title to any or all of the Partnership assets may be held in the name of the Partnership, the General Partner, one or more of its Affiliates or one or more nominees, as the General Partner may determine. The General Partner hereby declares and warrants that any Partnership assets for which record title is held in the name of the General Partner or one or more of its Affiliates or one or more nominees shall be held by the General Partner or such Affiliate or nominee for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided, however, that the General Partner shall use commercially reasonable efforts to cause record title to such assets (other than those assets in respect of which the General Partner determines that the expense and difficulty of conveyancing makes transfer of record title to the Partnership impracticable) to be vested in the Partnership as soon as reasonably practicable; and, provided, further, that, prior to the withdrawal or removal of the General Partner or as soon thereafter as practicable, the General Partner shall use reasonable efforts to effect the transfer of record title to the Partnership and, prior to any such transfer, will provide for the use of such assets in a manner satisfactory to the successor General Partner. All Partnership assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which record title to such Partnership assets is held.

ARTICLE III

RIGHTS OF LIMITED PARTNERS

Section 3.1. Limitation of Liability. The Limited Partners shall have no liability under this Agreement except as expressly provided in this Agreement or the Marshall Islands Act.

Section 3.2. Management of Business. No Limited Partner, in its capacity as such, shall participate in the operation, management or control (within the meaning of the Marshall Islands Act) of the Partnership’s business, transact any business in the Partnership’s name or have the power to sign documents for or otherwise bind the Partnership. Any action taken by any Affiliate of the General Partner or any officer, director, employee, manager, member, general partner, agent or trustee of the General Partner or any of its Affiliates, or any officer, director, employee, manager, member, general partner, agent or trustee of a Group Member, in its capacity as such, shall not be deemed to be participation in the control of the business of the Partnership by a limited partner of the Partnership (within the meaning of Section 30 of the Marshall Islands Act) and shall not affect, impair or eliminate the limitations on the liability of the Limited Partners under this Agreement.

Section 3.3. Outside Activities of the Limited Partners. Each Limited Partner shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Partnership, including business interests and activities in direct competition with the Partnership Group. Neither the Partnership nor any of the other Partners shall have any rights by virtue of this Agreement in any business ventures of any Limited Partner.

Section 3.4. Rights of Limited Partners. (a) In addition to other rights provided by this Agreement or by the Marshall Islands Act, and except as limited by Section 3.4(b), each Limited Partner shall have the right, for a purpose reasonably related to such Limited Partner’s interest as a Limited Partner in the Partnership, upon reasonable written demand stating the purpose of such demand and at such Limited Partner’s own expense, to:

(i) have furnished to him a current list of the name and last known business, residence or mailing address of each Partner;

(ii) obtain true and full information regarding the amount of cash and a description and statement of the Net Agreed Value of any other Capital Contribution by each Partner and which each Partner has agreed to contribute in the future, and the date on which each became a Partner;

(iii) have furnished to him a copy of this Agreement and the Certificate of Limited Partnership and all amendments thereto;

(iv) obtain true and full information regarding the status of the business and financial condition of the Partnership; and

(v) obtain such other information regarding the affairs of the Partnership as is just and reasonable.

(b) The General Partner may keep confidential from the Limited Partners, for such period of time as the General Partner deems reasonable, (i) any information that the Board of Directors reasonably believes to be in the nature of trade secrets or (ii) other information the disclosure of which the General Partner in good faith believes (A) is not in the best interests of the Partnership Group, (B) could damage the Partnership Group or its business or (C) that any Group Member is required by law or by agreement with any third party to keep confidential (other than agreements with Affiliates of the Partnership the primary purpose of which is to circumvent the obligations set forth in this Section 3.4).

(c) Notwithstanding any other provision of this Agreement or Section 32 of the Marshall Islands Act, each of the Record Holders, each other Person or Group who acquires an interest in a Partnership Interest and each other Person bound by this Agreement hereby agrees to the fullest extent permitted by law that they do not have rights to receive information from the Partnership or any Indemnitee for the purpose of determining whether to pursue litigation or assist in pending litigation against the Partnership or any Indemnitee relating to the affairs of the Partnership except pursuant to the applicable rules of discovery relating to litigation commenced by such Person or Group.

ARTICLE IV

CERTIFICATES; RECORD HOLDERS; TRANSFER OF PARTNERSHIP INTERESTS

Section 4.1. Certificates. Notwithstanding anything otherwise to the contrary herein, unless the General Partner shall determine otherwise in respect of some or all of any or all classes of Partnership Interests, Partnership Interests shall not be evidenced by certificates. Certificates that may be issued shall be executed on behalf of the Partnership by the Chairman of the Board of Directors, President, Chief Executive Officer or any Executive Vice President or Vice President and the Chief Financial Officer or the Secretary or any Assistant Secretary of the General Partner. If a Transfer Agent has been appointed for a class of Partnership Interests, no Certificate for such class of Partnership Interests shall be valid for any purpose until it has been countersigned by the Transfer Agent; provided, however, that if the General Partner elects to cause the Partnership to issue Partnership Interests of such class in global form, the Certificate shall be valid upon receipt of a certificate from the Transfer Agent certifying that the Partnership Interests have been duly registered in accordance with the directions of the Partnership. If Common Units are evidenced by Certificates, on or after the date on which Subordinated Units are converted into Common Units pursuant to the terms of Section 5.6, the Record Holders of such Subordinated Units (a) if the Subordinated Units are evidenced by Certificates, may exchange such Certificates for Certificates evidencing Common Units or (b) if the Subordinated Units are not evidenced by Certificates, shall be issued Certificates evidencing Common Units.

Section 4.2. Mutilated, Destroyed, Lost or Stolen Certificates. (a) If any mutilated Certificate is surrendered to the Transfer Agent (for Common Units) or the Partnership (for Partnership Interests other than Common Units), the appropriate officers of the General Partner on behalf of the Partnership shall execute, and the Transfer Agent (for Common Units) shall countersign and deliver in exchange therefor, a new Certificate evidencing the same number and type of Partnership Interests as the Certificate so surrendered.

(b) The appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and the Transfer Agent (for Common Units), as applicable, shall countersign, a new Certificate in place of any Certificate previously issued, or issue uncertificated Units, if the Record Holder of the Certificate:

(i) makes proof by affidavit, in form and substance satisfactory to the General Partner, that a previously issued Certificate has been lost, destroyed or stolen;

(ii) requests the issuance of a new Certificate or the issuance of uncertificated Units before the General Partner has notice that the Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;

(iii) if requested by the General Partner, delivers to the General Partner a bond or indemnity, in form and substance satisfactory to the General Partner, with surety or sureties and with fixed or open penalty as the General Partner may direct to indemnify the Partnership, the Partners, the General Partner and the Transfer Agent against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and

(iv) satisfies any other reasonable requirements imposed by the Board of Directors.

If a Limited Partner fails to notify the General Partner within a reasonable period of time after such Limited Partner has notice of the loss, destruction or theft of a Certificate, and a transfer of the Limited Partner Interests represented by the Certificate is registered before the Partnership, the General Partner or the Transfer Agent receives such notification, the Limited Partner shall be precluded from making any claim against the Partnership, the General Partner or the Transfer Agent for such transfer or for a new Certificate or uncertificated Units.

(c) As a condition to the issuance of any new Certificate or uncertificated Units under this Section 4.2, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Transfer Agent) reasonably connected therewith.

Section 4.3. Record Holders. The Partnership shall be entitled to recognize the Record Holder as the Partner with respect to any Partnership Interest and, accordingly, shall not be bound to recognize any equitable or other claim to, or interest in, such Partnership Interest on the part of any other Person, regardless of whether the Partnership shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading. Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring and/or holding Partnership Interests, as between the Partnership on the one hand, and such other Persons on the other, such representative Person (a) shall be the Record Holder of such Partnership Interest and (b) shall be bound by this Agreement and shall have the rights and obligations of a Partner hereunder and as, and to the extent, provided for herein.

Section 4.4. Transfer Generally. (a) The term “transfer,” when used in this Agreement with respect to a Partnership Interest, shall mean a transaction (i) by which the General Partner assigns its General Partner Units to another Person or by which a holder of Incentive Distribution Rights assigns its Incentive Distribution Rights to another Person, and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange or any other disposition by law or otherwise or (ii) by which the holder of a Limited Partner Interest (other than an Incentive Distribution Right) assigns such Limited Partner Interest to another Person who is or becomes a Limited Partner, and includes a sale, assignment, gift, exchange or any other disposition by law or otherwise, excluding a pledge, encumbrance, hypothecation or mortgage, but including any transfer upon foreclosure of any pledge, encumbrance, hypothecation or mortgage.

(b) No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article IV. Any transfer or purported transfer of a Partnership Interest not made in accordance with this Article IV shall be null and void, and the Partnership shall have no obligation to effect any such transfer or purported transfer.

(c) Nothing contained in this Agreement shall be construed to prevent a disposition by any stockholder, member, partner or other owner of the General Partner of any or all of the shares of stock, membership interests, partnership interests or other ownership interests in the General Partner, and the term “transfer” shall not mean any such disposition.

Section 4.5. Registration and Transfer of Limited Partner Interests. (a) The General Partner shall keep or cause to be kept on behalf of the Partnership a register in which, subject to such reasonable regulations as it may prescribe and subject to the provisions of Section 4.5(b), the Partnership will provide for the registration and transfer of Limited Partner Interests. The Transfer Agent is hereby appointed registrar and transfer agent for the purpose of registering Common Units and transfers of such Common Units as herein provided. The Partnership shall not recognize transfers of Certificates evidencing Limited Partner Interests unless such transfers are effected in the manner described in this Section 4.5. Upon surrender of a Certificate for registration of transfer of any Limited Partner Interests evidenced by a Certificate, and subject to the provisions of Section 4.5(b), the appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and in the case of Common Units, the Transfer Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Certificates evidencing the same aggregate number and type of Limited Partner Interests as was evidenced by the Certificate so surrendered.

(b) The Partnership shall not recognize any transfer of Limited Partner Interests until the Certificates evidencing such Limited Partner Interests are surrendered for registration of transfer. No charge shall be imposed by the Partnership for such transfer; provided, however, that as a condition to the issuance of any new Certificate under this Section 4.5, the Partnership may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed with respect thereto.

(c) By acceptance of the transfer of a Limited Partner Interest in accordance with this Section 4.5 and except as otherwise provided in Section 4.8, each transferee of a Limited Partner Interest (including any nominee holder or an agent or representative acquiring such Limited Partner Interests for the account of another Person) (i) shall be admitted to the Partnership as a Limited Partner with respect to the Limited Partner Interests so transferred to such Person when any such transfer or admission is reflected in the books and records of the Partnership and such Limited Partner becomes the Record Holder of the Limited Partner Interests so transferred, (ii) shall become bound, and shall be deemed to have agreed to be bound, by the terms of this Agreement, (iii) represents that the transferee has the capacity, power and authority to enter into this Agreement and (iv) makes the consents, acknowledgments and waivers contained in this Agreement, all with or without execution of this Agreement by such Person. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement.

(d) Subject to the provisions set forth in this Article IV and applicable securities laws, Limited Partner Interests shall be freely transferable.

(e) The General Partner and its Affiliates shall have the right at any time to transfer their Subordinated Units and Common Units (whether issued upon conversion of the Subordinated Units or otherwise) to one or more Persons.

Section 4.6. Transfer of the General Partner’s General Partner Interest.

(a) The General Partner may transfer all or any of its General Partner Interest without Unitholder approval.

(b) Notwithstanding anything herein to the contrary, no transfer by the General Partner of all or any part of its General Partner Interest to another Person shall be permitted unless (i) the transferee agrees to assume the rights and duties of the General Partner under this Agreement and to be bound by the provisions of this Agreement, (ii) the Partnership receives an Opinion of Counsel that such transfer would not result in the loss of limited liability of any Limited Partner or of any limited partner or member of any other Group Member under the laws of any such entity’s jurisdiction of formation and (iii) such transferee also agrees to purchase all (or the appropriate portion thereof, if applicable) of the partnership or membership interest of the General Partner as the general partner or managing member, if any, of each other Group Member. In the case of a transfer pursuant to and in compliance with this Section 4.6, the transferee or successor (as the case may be) shall, subject to compliance with the terms of Section 10.3, be admitted to the Partnership as the General Partner immediately prior to the transfer of the General Partner Interest, and the business of the Partnership shall continue without dissolution.

Section 4.7. Transfer of Incentive Distribution Rights. The General Partner or any holder of Incentive Distribution Rights may transfer any or all of its Incentive Distribution Rights without the approval of any Limited Partner or any other Person.

Section 4.8. Restrictions on Transfers. (a) Except as provided in Section 4.8(b) below, but notwithstanding the other provisions of this Article IV, no transfer of any Partnership Interests shall be made if such transfer would (i) violate the then applicable U.S. federal or state securities laws, laws of the Republic of the Marshall Islands or rules and regulations of the Commission, any state securities commission or any other governmental authority with jurisdiction over such transfer or (ii) terminate the existence or qualification of the Partnership or any Group Member under the laws of the jurisdiction of its formation.

(b) Nothing contained in this Article IV, or elsewhere in this Agreement, shall preclude the settlement of any transactions involving Partnership Interests entered into through the facilities of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading.

ARTICLE V

CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS

Section 5.1. Contributions Prior to the Closing Date. In connection with the formation of the Partnership under the Marshall Islands Act, the General Partner made an initial Capital Contribution in the amount of $20, for a 2% General Partner Interest in the Partnership (the “Initial General Partner Interest”) and was admitted as the General Partner of the Partnership, and the Organizational Limited Partner made an initial Capital Contribution in the amount of $980 for a 98% limited partner interest in the Partnership (the “Initial Limited Partner Interest”) and was admitted as a Limited Partner of the Partnership.

Section 5.2. Initial Unit Issuances; Tax Election; Initial Contributors and Redemption of Common Units. (a) On the Closing Date, automatically pursuant to this Agreement and the Contribution Agreement (i) the Organizational Limited Partner contributed 352,800 Profit Shares and 510 Voting Shares in VTTI Operating to the Partnership in exchange for (A) 20,125,000 Common Units, representing 49.0% limited partner interest in the Partnership and (B) 20,125,000 Subordinated Units, representing a 49.0% limited partner interest in the Partnership, (ii) the General Partner contributed 7,200 Profit Shares in VTTI Operating to the Partnership in exchange for 821,429 General Partner Units, representing a continuation of its Initial General Partner Interest, (iii) the Partnership issued the Incentive Distribution Rights to the General Partner and (iv) the Initial Limited Partner Interest was redeemed.

(b) The Partnership shall elect to be treated as an association taxable as a corporation solely for U.S. federal income tax purposes. Such election shall be effective before the Closing Date.

Section 5.3. Interest and Withdrawal. No interest shall be paid by the Partnership on Capital Contributions. No Partner shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon dissolution of the Partnership may be considered and permitted as such by law and then only to the extent provided for in this Agreement. Except to the extent expressly provided in this Agreement, no Partner shall have priority over any other Partner either as to the return of Capital Contributions or as to profits, losses or distributions.

Section 5.4. Issuances of Additional Partnership Interests. (a) The Partnership may issue additional Partnership Interests and options, rights, warrants and appreciation rights relating to the Partnership Interests for any Partnership purpose at any time and from time to time to such Persons for such consideration and on such terms and conditions as the General Partner shall determine, all without the approval of any Partners.

(b) Each additional Partnership Interest authorized to be issued by the Partnership pursuant to Section 5.4(a) may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of Partnership Interests), as shall be fixed by the General Partner, including (i) the right to share in Partnership distributions; (ii) the rights upon dissolution and liquidation of the Partnership; (iii) whether, and the terms and conditions upon which, the Partnership may or shall be required to redeem the Partnership Interest (including sinking fund provisions); (iv) whether such Partnership Interest is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (v) the terms and conditions upon which each Partnership Interest will be issued, evidenced by certificates and assigned or transferred; (vi) the method for determining the Percentage Interest as to such Partnership Interest; and (vii) the right, if any, of each such Partnership Interest to vote on Partnership matters, including matters relating to the relative rights, preferences and privileges of such Partnership Interest.

(c) The General Partner shall take all actions that it determines to be necessary or appropriate in connection with (i) each issuance of Partnership Interests and options, rights, warrants and appreciation rights relating to Partnership Interests pursuant to this Section 5.4, (ii) the conversion of the General Partner Interest (represented by General Partner Units) or any Incentive Distribution Rights into Units pursuant to the terms of this Agreement, (iii) the issuance of Common Units pursuant to Section 5.10, (iv) the admission of additional Limited Partners and (v) all additional issuances of Partnership Interests. The General Partner shall determine the relative rights, powers and duties of the holders of the Units or other Partnership Interests being so issued. The General Partner shall do all things necessary to comply with the Marshall Islands Act and is authorized and directed to do all things that it determines to be necessary or appropriate in connection with any future issuance of Partnership Interests or in connection with the conversion of the General Partner Interest or any Incentive Distribution Rights into Units pursuant to the terms of this Agreement, including compliance with any statute, rule, regulation or guideline of any federal, state or other governmental agency or any National Securities Exchange on which the Units or other Partnership Interests are listed or admitted to trading.

(d) No fractional Units shall be issued by the Partnership.

Section 5.5. Conversion of Subordinated Units to Common Units. The Subordinated Units shall convert into Common Units on a one-for-one basis upon the expiration of the Subordination Period.

Section 5.6. Limited Preemptive Right. Except as provided in this Section 5.6, no Person shall have any preemptive, preferential or other similar right with respect to the issuance of any Partnership Interest, whether unissued, held in the treasury or hereafter created. The General Partner shall have the right, which it may from time to time assign in whole or in part to any of its Affiliates, to purchase Partnership Interests from the Partnership whenever, and on the same terms that, the Partnership issues Partnership Interests to Persons other than the General Partner and its Affiliates, to the extent necessary to maintain the Percentage Interests of the General Partner and its Affiliates equal to that which existed immediately prior to the issuance of such Partnership Interests.

Section 5.7. Splits and Combinations. (a) Subject to Section 5.7(d) and Section 6.4 (dealing with adjustments of distribution levels), the Partnership may make a Pro Rata distribution of Partnership Interests to all Record Holders or may effect a subdivision or combination of Partnership Interests so long as, after any such event, each Partner shall have the same Percentage Interest in the Partnership as before such event, and any amounts calculated on a per Unit basis (including any Common Unit Arrearage or Cumulative Common Unit Arrearage) or stated as a number of Units are proportionately adjusted.

(b) Whenever such a Pro Rata distribution, subdivision or combination of Partnership Interests is declared, the General Partner shall select a Record Date as of which the distribution, subdivision or combination shall be effective and shall send notice thereof at least 20 days prior to such Record Date to each Record Holder as of a date not less than 10 days prior to the date of such notice. The General Partner also may cause a firm of independent public accountants selected by it to calculate the number of Partnership Interests to be held by each Record Holder after giving effect to such distribution, subdivision or combination. The General Partner shall be entitled to rely on any certificate provided by such firm as conclusive evidence of the accuracy of such calculation.

(c) Promptly following any such distribution, subdivision or combination, the Partnership may issue Certificates or uncertificated Partnership Interests to the Record Holders of Partnership Interests as of the applicable Record Date representing the new number of Partnership Interests held by such Record Holders, or the General Partner may adopt such other procedures that it determines to be necessary or appropriate to reflect such changes. If any such combination results in a smaller total number of Partnership Interests Outstanding, the Partnership shall require, as a condition to the delivery to a Record Holder of such new Certificate or uncertificated Partnership Interest, the surrender of any Certificate held by such Record Holder immediately prior to such Record Date.

(d) The Partnership shall not issue fractional Units upon any distribution, subdivision or combination of Units. If a distribution, subdivision or combination of Units would result in the issuance of fractional Units but for the provisions of this Section 5.7(d), each fractional Unit shall be rounded to the nearest whole Unit (and a 0.5 Unit shall be rounded to the next higher Unit).

Section 5.8. Fully Paid and Non-Assessable Nature of Limited Partner Interests. All Limited Partner Interests issued pursuant to, and in accordance with the requirements of, this Article V shall be fully paid and non-assessable Limited Partner Interests in the Partnership, except as such non-assessability may be affected by the Marshall Islands Act.

Section 5.9. Issuance of Common Units in Connection with Reset of Incentive Distribution Rights. (a) Subject to the provisions of this Section 5.9, the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights) shall have the right, at any time when there are no Subordinated Units outstanding and the Partnership has made a distribution pursuant to Section 6.2(b)(v) for each of the four most recently completed Quarters and the amount of each such distribution did not exceed Adjusted Operating Surplus for such Quarter, to make an election (the “IDR Reset Election”) to cause the Minimum Quarterly Distribution and the Target Distributions to be reset in accordance with the provisions of Section 5.9(e) and, in connection therewith, the holder or holders of the Incentive Distribution Rights will become entitled to receive their respective proportionate shares of a number of Common Units (“IDR Reset Common Units”) derived by dividing (i) the average of the aggregate amount of cash distributions made by the Partnership for each of the two full Quarters immediately preceding the giving of the Reset Notice in respect of the Incentive Distribution Rights by (ii) the average of the cash distributions made by the Partnership in respect of each Common Unit for each of the two full Quarters immediately preceding the giving of the Reset Notice (the number of Common Units determined by such quotient is referred to herein as the “Aggregate Quantity of IDR Reset Common Units”). If at the time of any IDR Reset Election the General Partner and its Affiliates are not the holders of a majority interest of the Incentive Distribution Rights, then the IDR Reset Election shall be subject to the prior approval of the General Partner that the conditions described in the immediately preceding sentence have been satisfied. Upon the issuance of such IDR Reset Common Units, the Partnership will issue to the General Partner that number of additional General Partner Units equal to the product of (i) the quotient obtained by dividing (A) the Percentage Interest of the General Partner immediately prior to such issuance by (B) a percentage equal to 100% less such Percentage Interest and (ii) the number of such IDR Reset Common Units, and the General Partner shall not be obligated to make any additional Capital Contribution to the Partnership in exchange for such issuance. The making of the IDR Reset Election in the manner specified in Section 5.9(b) shall cause the Minimum Quarterly Distribution and the Target Distributions to be reset in accordance with the provisions of Section 5.9(c) and, in connection therewith, the holder or holders of the Incentive Distribution Rights will become entitled to receive IDR Reset Common Units and the General Partner will become entitled to receive General Partner Units on the basis specified above, without any further approval required by the General Partner or the Unitholders, at the time specified in Section 5.9(c), unless the IDR Reset Election is rescinded pursuant to Section 5.9(d).

(b) To exercise the right specified in Section 5.9(a), the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights) shall deliver a written notice (the “Reset Notice”) to the Partnership. Within 10 Business Days after the receipt by the Partnership of such Reset Notice, the Partnership shall deliver a written notice to the holder or holders of the Incentive Distribution Rights of the Partnership’s determination of the Aggregate Number of IDR Reset Common Units that each holder of Incentive Distribution Rights will be entitled to receive.

(c) The holder or holders of the Incentive Distribution Rights will be entitled to receive the Aggregate Quantity of IDR Reset Common Units and the General Partner will become entitled to receive the related additional General Partner Units on the 15th Business Day after receipt by the Partnership of the Reset Notice, and the Partnership may issue Certificates for the Common Units or uncertificated Partnership Interests to the holder or holders of the Incentive Distribution Rights.

(d) If the principal National Securities Exchange upon which the Common Units are then traded has not approved the listing or admission for trading of the Common Units to be issued pursuant to this Section 5.9 on or before the 30th calendar day following the Partnership’s receipt of the Reset Notice and such approval is required by the rules and regulations of such National Securities Exchange, then the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights) shall have the right to either rescind the IDR Reset Election or elect to receive other Partnership Interests having such terms as the General Partner may approve, with the approval of the Conflicts Committee, that will provide (i) the same economic value, in the aggregate, as the Aggregate Quantity of IDR Reset Common Units would have had at the time of the Partnership’s receipt of the Reset Notice, as determined by the General Partner, and (ii) for the subsequent conversion (on terms acceptable to the National Securities Exchange upon which the Common Units are then traded) of such Partnership Interests into Common Units within not more than 12 months following the Partnership’s receipt of the Reset Notice upon the satisfaction of one or more conditions that are reasonably acceptable to the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights).

(e) The Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution shall be adjusted at the time of the issuance of IDR Reset Common Units or other Partnership Interests pursuant to this Section 5.9 such that (i) the Minimum Quarterly Distribution shall be reset to equal the average cash distribution amount per Common Unit for the two Quarters immediately prior to the Partnership’s receipt of the Reset Notice (the “Reset MQD”), (ii) the First Target Distribution shall be reset to equal 115% of the Reset MQD, (iii) the Second Target Distribution shall be reset to equal 125% of the Reset MQD and (iv) the Third Target Distribution shall be reset to equal 150% of the Reset MQD.

ARTICLE VI

DISTRIBUTIONS

Section 6.1. Requirement and Characterization of Distributions; Distributions to Record Holders. (a) Within 45 days following the end of each Quarter commencing with the Quarter ending on September 30, 2014, an amount equal to 100% of Available Cash with respect to such Quarter shall be distributed in accordance with this Article VI by the Partnership to the Partners as of the Record Date selected by the General Partner. All amounts of Available Cash distributed by the Partnership on any date following the Closing Date from any source shall be deemed to be Operating Surplus until the sum of all amounts of Available Cash theretofore distributed by the Partnership to the Partners following the Closing Date pursuant to Section 6.2 equals the Operating Surplus from the Closing Date through the close of the immediately preceding Quarter. Any remaining amounts of Available Cash distributed by the Partnership on such date shall, except as otherwise provided in Section 6.3, be deemed to be “Capital Surplus.” Notwithstanding any provision to the contrary contained in this Agreement, the Partnership shall not make a distribution to any Partner on account of its interest in the Partnership if such distribution would violate the Marshall Islands Act or any other applicable law.

(b) Notwithstanding the first three sentences of Section 6.1(a), in the event of the dissolution and liquidation of the Partnership, all receipts received during or after the Quarter in which the Liquidation Date occurs, other than from borrowings described in (a)(ii) of the definition of Available Cash, shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 12.4.

(c) Each distribution in respect of a Partnership Interest shall be paid by the Partnership, directly or through the Transfer Agent or through any other Person or agent, only to the Record Holder of such Partnership Interest as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership’s liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

Section 6.2. Distributions of Available Cash from Operating Surplus.

(a) During Subordination Period. Available Cash with respect to any Quarter or portion thereof within the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Section 6.1 or Section 6.3 shall, subject to Section 51 of the Marshall Islands Act, be distributed as follows, except as otherwise contemplated by Section 5.4 in respect of other Partnership Interests issued pursuant thereto:

(i) First, (x) to the General Partner in accordance with its Percentage Interest and (y) to all the Unitholders holding Common Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(ii) Second, (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders holding Common Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage existing with respect to such Quarter;

(iii) Third, (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders holding Subordinated Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until there has been distributed in respect of each Subordinated Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(iv) Fourth, to the General Partner and all Unitholders in accordance with their respective Percentage Interests, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

(v) Fifth, (A) to the General Partner in accordance with its Percentage Interest; (B) 13% to the holders of the Incentive Distribution Rights, Pro Rata; and (C) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (v) until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

(vi) Sixth, (A) to the General Partner in accordance with its Percentage Interest, (B) 23% to the holders of the Incentive Distribution Rights, Pro Rata; and (C) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this subclause (vi), until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

(vii) Thereafter, (A) to the General Partner in accordance with its Percentage Interest; (B) 48% to the holders of the Incentive Distribution Rights, Pro Rata; and (C) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (vii);

provided, however, that if the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.4, the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.2(a)(vii).

(b) After Subordination Period. Available Cash with respect to any Quarter after the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Section 6.1 or Section 6.3, shall, subject to Section 51 of the Marshall Islands Act, be distributed as follows, except as otherwise required by Section 5.4 in respect of additional Partnership Interests issued pursuant thereto:

(i) First, 100% to the General Partner and the Unitholders Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(ii) Second, 100% to the General Partner and the Unitholders Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

(iii) Third, (A) to the General Partner in accordance with its Percentage Interest; (B) 13% to the holders of the Incentive Distribution Rights, Pro Rata; and (C) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (iii), until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

(iv) Fourth, (A) to the General Partner in accordance with its Percentage Interest; (B) 23% to the holders of the Incentive Distribution Rights, Pro Rata; and (C) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclause (A) and (B) of this clause (iv), until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

(v) Thereafter, (A) to the General Partner in accordance with its Percentage Interest; (B) 48% to the holders of the Incentive Distribution Rights, Pro Rata; and (C) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (v);

provided, however, that if the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.4, the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.2(b)(v).

Section 6.3. Distributions of Available Cash from Capital Surplus. Available Cash that is deemed to be Capital Surplus pursuant to the provisions of Section 6.1(a) shall, subject to Section 51 of the Marshall Islands Act, be distributed, unless the provisions of Section 6.1 require otherwise, 100% to the General Partner and the Unitholders Pro Rata, until the Minimum Quarterly Distribution is reduced to zero pursuant to the second sentence of Section 6.4. Available Cash that is deemed to be Capital Surplus shall then be distributed (a) to the General Partner in accordance with its Percentage Interest and (b) to all Unitholders holding Common Units their Pro Rata share of a percentage equal to 100% less the General Partner’s Percentage Interest, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage. Thereafter, all Available Cash shall be distributed as if it were Operating Surplus and shall be distributed in accordance with Section 6.2.

Section 6.4. Adjustment of Minimum Quarterly Distribution and Target Distribution Levels. The Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution, Third Target Distribution, Common Unit Arrearages and Cumulative Common Unit Arrearages shall be proportionately adjusted in the event of any distribution, combination or subdivision (whether effected by a distribution payable in Units or otherwise) of Units or other Partnership Interests in accordance with Section 5.7. In the event of a distribution of Available Cash that is deemed to be from Capital Surplus, the then applicable Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, shall be reduced in the same proportion that the distribution had to the fair market value of the Common Units prior to the announcement of the distribution. If the Common Units are publicly traded on a National Securities Exchange, the fair market value will be the Current Market Price before the announcement of the distribution. If the Common Units are not publicly traded, the fair market value will be determined by the Board of Directors.

Section 6.5. Special Provisions Relating to the Holders of Subordinated Units. Except with respect to the right to vote on or approve matters requiring the vote or approval of a percentage of the holders of Outstanding Common Units and the right to participate in distributions made with respect to Common Units, the holder of a Subordinated Unit shall have all of the rights and obligations of a Unitholder holding Common Units hereunder; provided, however, that immediately upon the conversion of Subordinated Units into Common Units, the Unitholder holding a Subordinated Unit shall possess all of the rights and obligations of a Unitholder holding Common Units hereunder, including the right to vote as a Common Unitholder and the right to participate in distributions made with respect to Common Units.

Section 6.6. Special Provisions Relating to the Holders of Incentive Distribution Rights. Notwithstanding anything to the contrary set forth in this Agreement, the holders of the Incentive Distribution Rights (a) shall possess the rights and obligations provided in this Agreement with respect to a Limited Partner pursuant to Articles III and VII and (b) shall not (i) be entitled to vote on any matters requiring the approval or vote of the holders of Outstanding Units, except as provided by law, or (ii) be entitled to any distributions other than as provided in Sections 6.2(a)(v), 6.2(a)(vi), 6.2(a)(vii), 6.2(b)(iii), 6.2(b)(iv), 6.2(b)(v), and Section 12.4.

ARTICLE VII

MANAGEMENT AND OPERATION OF BUSINESS

Section 7.1. Management. (a) The General Partner shall conduct, direct and manage all activities of the Partnership. Except as otherwise expressly provided in this Agreement, all management powers over the business and affairs of the Partnership shall be exclusively vested in the General Partner, and no Limited Partner shall have any management power over the business and affairs of the Partnership. In addition to the powers now or hereafter granted a general partner of a limited partnership under applicable law or that are granted to the General Partner under any other provision of this Agreement, the General Partner, subject to Section 7.3, shall have full power and authority to do all things and on such terms as it determines to be necessary or appropriate to conduct the business of the Partnership, to exercise all powers set forth in Section 2.5 and to effectuate the purposes set forth in Section 2.4, including the following:

(i) the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into or exchangeable for Partnership Interests, and the incurring of any other obligations;

(ii) the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Partnership;

(iii) the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Partnership or the merger or other combination of the Partnership with or into another Person (the matters described in this clause (iii) being subject, however, to any prior approval that may be required by Section 7.3 and Article XIV);

(iv) the use of the assets of the Partnership (including cash on hand) for any purpose consistent with the terms of this Agreement, including the financing of the conduct of the operations of the Partnership Group; subject to Section 7.6(a), the lending of funds to other Persons (including other Group Members); the repayment or guarantee of obligations of any Group Member; and the making of capital contributions to any Group Member;

(v) the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of the Partnership under contractual arrangements to all or particular assets of the Partnership, with the other party to the contract to have no recourse against the General Partner or its assets other than its interest in the Partnership, even if the same results in the terms of the transaction being less favorable to the Partnership than would otherwise be the case);

(vi) the distribution of Partnership cash;

(vii) the selection and dismissal of officers, employees, agents, internal and outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

(viii) the maintenance of insurance for the benefit of the Partnership Group, the Partners and Indemnitees;

(ix) the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, corporations, limited liability companies or other Persons (including the acquisition of interests in, and the contributions of property to, any Group Member from time to time) subject to the restrictions set forth in Section 2.4;

(x) the control of any matters affecting the rights and obligations of the Partnership, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

(xi) the indemnification of any Person against liabilities and contingencies to the extent permitted by law;

(xii) the entering into of listing agreements with any National Securities Exchange and the delisting of some or all of the Limited Partner Interests from, or requesting that trading be suspended on, any such exchange;

(xiii) the purchase, sale or other acquisition or disposition of Partnership Interests, or the issuance of options, rights, warrants, appreciation rights, phantom or tracking interests relating to Partnership Interests;

(xiv) the undertaking of any action in connection with the Partnership’s participation in the management of any Group Member; and

(xv) the entering into of agreements with any of its Affiliates to render services to a Group Member or to itself in the discharge of its duties as General Partner of the Partnership.

(b) Notwithstanding any other provision of this Agreement, any Group Member Agreement, the Marshall Islands Act or any applicable law, rule or regulation, each Record Holder and each other Person who may acquire an interest in a Partnership Interest or that is otherwise bound by this Agreement hereby (i) approves, ratifies and confirms the execution, delivery and performance by the parties thereto of this Agreement and the Group Member Agreement of each other Group Member, the Underwriting Agreement, the Omnibus Agreement, the Contribution Agreement, the Administrative Services Agreement, the Secondment Agreement, and the other agreements described in or filed as exhibits to the Registration Statement that are related to the transactions contemplated by the Registration Statement (collectively, the “Transaction Documents”) (in each case other than this Agreement, without giving effect to any amendments, supplements or restatements thereof entered into after the date such Person becomes bound by the provisions of this Agreement); (ii) agrees that the General Partner (on its own or on behalf of the Partnership) is authorized to execute, deliver and perform the agreements referred to in clause (i) of this sentence and the other agreements, acts, transactions and matters described in or contemplated by the Registration Statement on behalf of the Partnership without any further act, approval or vote of the Partners or the other Persons who may acquire an interest in Partnership Interests or are otherwise bound by this Agreement; and (iii) agrees that the execution, delivery or performance by the General Partner, any Group Member or any Affiliate of any of them of this Agreement or any agreement authorized or permitted under this Agreement (including the exercise by the General Partner or any Affiliate of the General Partner of the rights accorded pursuant to Article XV) shall not constitute a breach by the General Partner of any duty that the General Partner may owe the Partnership or the Limited Partners or any other Persons under this Agreement (or any other agreements) or of any duty existing at law, in equity or otherwise.

Section 7.2. Replacement of Fiduciary Duties. Notwithstanding any other provision of this Agreement, to the extent that any provision of this Agreement purports or is interpreted (a) to have the effect of replacing or restricting the duties that might otherwise, as a result of Marshall Islands or other applicable law, be owed by the General Partner or any other Indemnitee to the Partnership, the Limited Partners, any other Person who acquires an interest in a Partnership Interest or any other Person who is bound by this Agreement, or (b) to constitute a waiver or consent by the Partnership, the Limited Partners, any other Person who acquires an interest in a Partnership Interest or any other Person who is bound by this Agreement to any such replacement or restriction, such provision shall be deemed to have been approved by the Partnership, all the Partners, each other Person who acquires an interest in a Partnership Interest and each other Person who is bound by this Agreement.

Section 7.3. Certificate of Limited Partnership. The General Partner has caused the Certificate of Limited Partnership to be filed with the Registrar of Corporations of the Marshall Islands as required by the Marshall Islands Act. The General Partner shall use all commercially reasonable efforts to cause to be filed such other certificates or documents that the General Partner determines to be necessary or appropriate for the formation, continuation, qualification and operation of a limited partnership (or a partnership or other entity in which the limited partners have limited liability) in the Marshall Islands or any other jurisdiction in which the Partnership may elect to do business or own property. To the extent the General Partner determines such action to be necessary or appropriate, the General Partner shall file or cause to be filed amendments to and restatements of the Certificate of Limited Partnership and do all things to maintain the Partnership as a limited partnership (or a partnership or other entity in which the limited partners have limited liability) under the laws of the Marshall

Islands or of any other jurisdiction in which the Partnership may elect to do business or own property. Subject to the terms of Section 3.4(a), the General Partner shall not be required, before or after filing, to deliver or mail a copy of the Certificate of Limited Partnership, any qualification document or any amendment thereto to any Limited Partner.

Section 7.4. Restrictions on the Authority of the General Partner. (a) Except as provided in Articles XII and XIV, the General Partner may not sell, exchange or otherwise dispose of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions (including by way of merger, consolidation, other combination or sale of ownership interests in the Partnership’s Subsidiaries) without the approval of holders of a Unit Majority and the General Partner; provided, however, that this provision shall not preclude or limit the ability of the General Partner to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of the Partnership Group and shall not apply to any forced sale of any or all of the assets of the Partnership Group pursuant to the foreclosure of, or other realization upon, any such encumbrance.

Section 7.5. Reimbursement of the General Partner.

(a) Subject to the Administrative Services Agreement, the General Partner and its Affiliates shall be reimbursed on a monthly basis, or such other basis as the General Partner may determine, for (i) all direct and indirect expenses the General Partner incurs or payments it makes on behalf of the Partnership Group (including salary, bonus, incentive compensation and other amounts paid to any Person, including Affiliates of the General Partner, to perform services for the Partnership Group or for the General Partner in the discharge of its duties to the Partnership Group), and (ii) all other expenses allocable to the Partnership Group or otherwise incurred by the General Partner or its Affiliates in connection with managing and operating the Partnership Group’s business and affairs (including expenses allocated to the General Partner by its Affiliates). The General Partner shall determine the expenses that are allocable to the Partnership Group. Reimbursements pursuant to this Section 7.5 shall be in addition to any reimbursement to the General Partner as a result of indemnification pursuant to Section 7.8.

(b) The General Partner, without the approval of the Partners (who shall have no right to vote in respect thereof), may propose and adopt on behalf of the Partnership employee benefit plans, employee programs and employee practices (including plans, programs and practices involving the issuance of Partnership Interests or options to purchase or rights, warrants or appreciation rights or phantom or tracking interests relating to Partnership Interests), or cause the Partnership to issue Partnership Interests in connection with, or pursuant to, any employee benefit plan, employee program or employee practice maintained or sponsored by the Partnership, the General Partner or any of its Affiliates, in each case for the benefit of employees and directors of the Partnership, the General Partner, any Group Member or any Affiliate thereof, or any of them, in respect of services performed, directly or indirectly, for the benefit of the Partnership Group. The Partnership agrees to issue and sell to the General Partner or any of its Affiliates any Partnership Interests that the General Partner or such Affiliates are obligated to provide to any employees and directors pursuant to any such employee benefit plans, employee programs or employee practices. Expenses incurred by the General Partner in connection with any such plans, programs and practices (including the net cost to the General Partner or such Affiliates of Partnership Interests purchased by the General Partner or such Affiliates from the Partnership or otherwise to fulfill options or awards under such plans, programs and practices) shall be reimbursed in accordance with Section 7.5(a). Any and all obligations of the General Partner under any employee benefit plans, employee programs or employee practices adopted by the General Partner as permitted by this Section 7.5(b) shall constitute obligations of the General Partner hereunder and shall be assumed by any successor General Partner approved pursuant to Section 11.1 or Section 11.2 or the transferee of or successor to all of the General Partner’s General Partner Interest pursuant to Section 4.6.

(c) The General Partner and its Affiliates may charge any member of the Partnership Group a management fee to the extent necessary to allow the Partnership Group to reduce the amount of any franchise or income tax or any tax based upon the revenues or gross margin of any member of the Partnership Group if the tax benefit produced by the payment of such management fee or fees exceeds the amount of such fee or fees.

(d) The General Partner and its Affiliates may enter into an agreement to provide services to any Group Member for a fee or otherwise than for cost.

Section 7.6. Outside Activities. (a) The General Partner, for so long as it is the general partner of the Partnership (i) agrees that its sole business will be to act as a general partner or managing member, as the case may be, of the Partnership and any other partnership or limited liability company of which the Partnership is, directly or indirectly, a partner or member and to undertake activities that are ancillary or related thereto (including being a limited partner in the Partnership), (ii) shall not engage in any business or activity or incur any debts or liabilities except in connection with or incidental to (A) its performance as general partner or managing member, if any, of one or more Group Members or as described in or contemplated by the Registration Statement, (B) the acquiring, owning or disposing of debt securities or equity interests in any Group Member, (C) the guarantee of, and mortgage, pledge, or encumbrance of any or all of its assets in connection with, any indebtedness of any Group Member or (D) the performance of its obligations under the Omnibus Agreement.

(b) Subject to the terms of the Omnibus Agreement, each Unrestricted Person (other than the General Partner) shall have the right to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in other business ventures of any and every type or description, whether in businesses engaged in or anticipated to be engaged in by any Group Member, independently or with others, including business interests and activities in direct competition with the business and activities of any Group Member, and none of the same shall constitute a breach of this Agreement or any duty expressed or implied by law to any Group Member or any Partner. Notwithstanding anything to the contrary in this Agreement, (i) the possessing of competitive interests and engaging in competitive activities by any Unrestricted Person (other than the General Partner) in accordance with the provisions of this Section 7.6 is hereby approved by the Partnership and all Partners and (ii) it shall be deemed not to be a breach of any duty (including any fiduciary duty) or any other obligation of any type whatsoever of the General Partner or any other Unrestricted Person for the Unrestricted Persons (other than the General Partner) to engage in such business interests and activities in preference to or to the exclusion of the Partnership and (iii) the Indemnitees shall have no obligation hereunder or as a result of any duty otherwise existing at law, in equity or otherwise, to present business opportunities to the Partnership.

(c) Notwithstanding anything to the contrary in this Agreement or any duty otherwise existing at law or in equity, the doctrine of corporate opportunity, or any analogous doctrine, shall not apply to any Unrestricted Person (including the General Partner). No Unrestricted Person (including the General Partner) who acquires knowledge of a potential transaction, agreement, arrangement or other matter that may be an opportunity for the Partnership shall have any duty to communicate or offer such opportunity to the Partnership, and such Unrestricted Person (including the General Partner) shall not be liable to the Partnership, to any Limited Partner or any other Person for breach of any fiduciary or other duty by reason of the fact that such Unrestricted Person (including the General Partner) pursues or acquires such opportunity for itself, directs such opportunity to another Person or does not communicate such opportunity or information to the Partnership; provided, that such Unrestricted Person does not engage in such business or activity using confidential or proprietary information provided by or on behalf of the Partnership to such Unrestricted Person.

(d) The General Partner and each of its Affiliates may own and acquire Units or other Partnership Interests in addition to those acquired on the Closing Date and, except as otherwise provided in this Agreement, shall be entitled to exercise, at their option, all rights relating to all Units or other Partnership Interests acquired by them. The term “Affiliates” as used in this Section 7.6(d) with respect to the General Partner shall not include any Group Member.

Section 7.7. Loans from the General Partner; Loans or Contributions from the Partnership or Group Members. (a) The General Partner or any of its Affiliates may lend to any Group Member, and any Group Member may borrow from the General Partner or any of its Affiliates, funds needed or desired by the Group Member for such periods of time and in such amounts as the General Partner may determine; provided, however, that in any such case the lending party may not charge the borrowing party interest at a rate greater than the rate that would be charged the borrowing party or impose terms less favorable to the borrowing party than would be charged or imposed on the borrowing party by unrelated lenders on comparable loans made on an arms’ length basis (without reference to the lending party’s financial abilities or guarantees), all as determined by the General Partner. The borrowing party shall reimburse the lending party for any costs (other than any additional interest costs) incurred by the lending party in connection with the borrowing of such funds. For purposes of this Section 7.7(a) and Section 7.7(b), the term “Group Member” shall include any Affiliate of a Group Member that is controlled by the Group Member.

(b) The Partnership may lend or contribute to any Group Member, and any Group Member may borrow from the Partnership, funds on terms and conditions determined by the General Partner. No Group Member may lend funds to the General Partner or any of its Affiliates (other than another Group Member).

(c) No borrowing by any Group Member or the approval thereof by the General Partner or the General Partner shall be deemed to constitute a breach of any duty, expressed or implied, of the General Partner or its Affiliates or the General Partner to the Partnership or the Limited Partners if the purpose or effect of such borrowing is directly or indirectly to (i) enable distributions to the General Partner or its Affiliates (including in their capacities as Limited Partners) to exceed the General Partner’s Percentage Interest of the total amount distributed to all partners or (ii) hasten the expiration of the Subordination Period or the conversion of any Subordinated Units into Common Units.

Section 7.8. Indemnification. (a) To the fullest extent permitted by the Marshall Islands Act but subject to the limitations expressly provided in this Agreement, all Indemnitees shall be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all threatened, pending or completed claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, and whether formal or informal and including appeals, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee and acting (or refraining to act) in such capacity on behalf of or for the benefit of the Partnership; provided, however, that the Indemnitee shall not be indemnified and held harmless if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Section 7.8, the Indemnitee acted in bad faith or engaged in fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was unlawful; and, provided, further, that no indemnification pursuant to this Section 7.8 shall be available to the General Partner or its Affiliates (other than a Group Member), or to any other Indemnitee, with respect to its or their obligations incurred pursuant to the Transaction Documents (other than obligations incurred by the General Partner on behalf of the Partnership). Any indemnification pursuant to this Section 7.8 shall be made only out of the assets of the Partnership, it being agreed that the General Partner shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate such indemnification.

(b) To the fullest extent permitted by the Marshall Islands Act, expenses (including legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to Section 7.8(a) in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Partnership prior to a determination that the Indemnitee is not entitled to be indemnified upon receipt by the Partnership of any undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that the Indemnitee is not entitled to be indemnified as authorized in this Section 7.8.

(c) The indemnification provided by this Section 7.8 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any vote of the holders of Outstanding Limited Partner Interests, as a matter of law, in equity or otherwise, both as to actions in the Indemnitee’s capacity as an Indemnitee and as to actions in any other capacity (including any capacity under the Underwriting Agreement), and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

(d) The Partnership may purchase and maintain (or reimburse the General Partner or its Affiliates for the cost of) insurance, on behalf of the General Partner, its Affiliates and such other Persons as the General Partner shall determine, against any liability that may be asserted against, or expense that may be incurred by, such Person in connection with the Partnership’s activities or such Person’s activities on behalf of the Partnership, regardless of whether the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement or law.

(e) For purposes of this Section 7.8, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by the Indemnitee of its duties to the Partnership also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute “fines” within the meaning of Section 7.8(a); and action taken or omitted by the Indemnitee with respect to any employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the best interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose that is in the best interests of the Partnership.

(f) In no event may an Indemnitee subject the Limited Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.

(g) An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.8 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

(h) The provisions of this Section 7.8 are for the benefit of the Indemnitees, their heirs, successors, assigns, executors and administrators and shall not be deemed to create any rights for the benefit of any other Persons.

(i) No amendment, modification or repeal of this Section 7.8 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by the Partnership, nor the obligations of the Partnership to indemnify any such Indemnitee under and in accordance with the provisions of this Section 7.8 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.9. Liability of Indemnitees. (a) Notwithstanding anything to the contrary set forth in this Agreement, no Indemnitee shall be liable for monetary damages to the Partnership, the Limited Partners or any other Persons who have acquired Partnership Interests or are otherwise bound by this Agreement, for losses sustained or liabilities incurred as a result of any act or omission of an Indemnitee unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter in question, the Indemnitee acted in bad faith or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was criminal.

(b) The General Partner may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and the General Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the General Partner in good faith.

(c) To the extent that, at law or in equity, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Partnership or to the Partners, the General Partner and any other Indemnitee acting in connection with the Partnership’s business or affairs shall not be liable to the Partnership or to any Partner or to any other Persons who are bound by this Agreement for its good faith reliance on the provisions of this Agreement.

(d) Any amendment, modification or repeal of this Section 7.9 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability of the Indemnitees under this Section 7.9 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.10. Resolution of Conflicts of Interest; Standards of Conduct and Modification of Duties. (a) Unless a lesser standard is otherwise provided in this Agreement or any Group Member Agreement, whenever a potential conflict of interest exists or arises between the General Partner or any of its Affiliates, on the one hand, and the Partnership, any Group Member or any Partner, on the other, any resolution or course of action by the General Partner or its Affiliates in respect of such conflict of interest shall be permitted and deemed approved by all Partners, and shall not constitute a breach of this Agreement, of any Group Member Agreement, of any agreement contemplated herein or therein, or of any duty stated or implied by law or equity, if the resolution or course of action in respect of such conflict of interest is (i) approved by Special Approval or (ii) approved by the vote of a majority of the Outstanding Common Units (excluding Common Units owned by the General Partner and its Affiliates). If the General Partner does not submit the determination, action or omission as provided in either clauses (i) or (ii) in the preceding sentence, then any such determination, action or omission shall be governed by Section 7.10(b) below. The General Partner shall be authorized but not required in connection with its resolution of such conflict of interest to seek Special Approval or Unitholder approval of such resolution, and the General Partner may also adopt a resolution or course of action that has not received Special Approval or Unitholder approval. Whenever the General Partner makes a determination to refer any potential conflict of interest to the Conflicts Committee for Special Approval, seek Unitholder approval or adopt a resolution or course of action that has not received Special Approval or Unitholder approval, then the General Partner shall be entitled, to the fullest extent permitted by law, to make such determination or to take or decline to take such other action free of any duty or obligation whatsoever to the Partnership or any Limited Partner, and the General Partner shall not, to the fullest extent permitted by law, be required to act in good faith or pursuant to any other standard or duty imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Marshall Islands Act or any other law, rule or regulation or at equity, and the General Partner in making such determination or taking or declining to take such other action shall be permitted to do so in its sole and absolute discretion. If Special Approval is sought, then it shall be presumed that, in making its decision, the Conflicts Committee acted in good faith, or if the Board of Directors determines that a director satisfies the eligibility requirements to be a member of the Conflicts Committee, then it shall be presumed that, in making its decision, the Board of Directors acted in good faith. In any proceeding brought by any Limited Partner or by or on behalf of such Limited Partner or any other Limited Partner or the Partnership challenging any action by the Conflicts Committee with respect to any matter referred to the Conflicts Committee for Special Approval by the General Partner, or any determination by the Board of Directors that a director satisfies the eligibility requirements to be a member of the Conflicts Committee, the Person bringing or prosecuting such proceeding shall have the burden of overcoming the presumption that the Conflicts Committee or the Board of Directors, as applicable, acted in good faith. Notwithstanding anything to the contrary in this Agreement or any duty otherwise existing at law or equity, the existence of the conflicts of interest described in the IPO Registration Statement are hereby approved by all Partners and shall not constitute a breach of this Agreement or any such duty.

(b) Whenever the General Partner makes a determination or takes or declines to take any other action, or any of its Affiliates causes it to do so, in its capacity as the general partner of the Partnership as opposed to in its individual capacity, whether under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, then, unless a lesser standard is provided for in this Agreement, or the determination, action or omission has been approved as provided in Section 7.10(a)(i) or Section 7.10(a)(ii), the General Partner, or such Affiliates causing it to do so, shall make such determination or take or decline to take such other action in good faith. Whenever the Board of Directors, any committee of the Board of Directors (including the Conflicts Committee) or any Affiliate of the General Partner makes a determination or takes or declines to take any other action, whether under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, then, unless another express standard is provided for in this Agreement or the determination, action or omission has been approved as provided in Section 7.10(a)(i) or Section 7.10(a)(ii), the Board of Directors, any committee of the Board of Directors (including the Conflicts Committee) or any Affiliate of the General Partner shall make such determination or take or decline to take such other action in good faith. The foregoing and other lesser standards governing any determination, action or omission provided for in this Agreement are the sole and exclusive standards governing any such determinations, actions and omissions of the General Partner, the Board of Directors, any committee of the Board of Directors (including the Conflicts Committee) and any Affiliate of the General Partner and no such Person shall be subject to any fiduciary duty or other duty or obligation, or any other, different or higher standard (all of which duties, obligations and standards are hereby waived and disclaimed), under this Agreement, any Group Member Agreement or any other agreement contemplated hereby, or under the Marshall Islands Act or any other law, rule or regulation or at equity. Any such determination, action or omission by the General Partner, the Board of Directors of the General Partner or any committee thereof (including the Conflicts Committee) or of any Affiliates of the General Partner, will for all purposes be presumed to have been in good faith. In any proceeding brought by or on behalf of the Partnership, any Limited Partner, or any other Person who acquires an interest in a Partnership Interest or any other Person who is bound by this Agreement, challenging such determination, action or omission, the Person bringing or prosecuting such proceeding shall have the burden of proving that such determination, action or omission was not in good faith. In order for a determination or other action to be in “good faith” for purposes of this Agreement, the Person or Persons making such determination or taking or declining to take such other action must subjectively believe that the determination or other action is in the best interests of the Partnership.

(c) Whenever the General Partner makes a determination or takes or declines to take any other action, or any of its Affiliates causes it to do so, in its individual capacity as opposed to in its capacity as the general partner of the Partnership, whether under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, then the General Partner, or such Affiliates causing it to do so, are entitled to make such determination or to take or decline to take such other action free of any duty (including any fiduciary duty) or obligation whatsoever to the Partnership or any Limited Partner, any Record Holder or any other Person bound by this Agreement, and, to the fullest extent permitted by law, the General Partner, or such Affiliates causing it to do so, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Marshall Islands Act or any other law, rule or regulation or at equity. By way of illustration and not of limitation, whenever the phrase, “at the option of the General Partner,” or some variation of that phrase, is used in this Agreement, it indicates that the General Partner is acting in its individual capacity. For the avoidance of doubt, whenever the General Partner votes or transfers its Units, General Partner Interest or Incentive Distribution Rights, if any, to the extent permitted under this Agreement, or refrains from voting or transferring its Units, General Partner Units or Incentive Distribution Rights, as appropriate, it shall be acting in its individual capacity. The General Partner’s organizational documents may provide that determinations to take or decline to take any action in its individual, rather than representative, capacity may or shall be determined by its members, if the General Partner is a limited liability company, stockholders, if the General Partner is a corporation, or the members or stockholders of the General Partner’s general partner, if the General Partner is a limited partnership.

(d) Notwithstanding anything to the contrary in this Agreement, the General Partner and its Affiliates shall have no duty or obligation, express or implied, to (i) approve the sale or other disposition of any asset of the Partnership Group (if such approval is required pursuant to Section 7.4(b)) or (ii) permit any Group Member to use any facilities or assets of the General Partner and its Affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use. Any determination by the General Partner or any of its Affiliates to enter into such contracts shall, in each case, be at their option.

(e) Except as expressly set forth in this Agreement, neither the General Partner nor any other Indemnitee shall have any duties or liabilities, including fiduciary duties, to the Partnership or any Limited Partner and the provisions of this Agreement, to the extent that they restrict or otherwise modify the duties and liabilities, including fiduciary duties, of the General Partner or any other Indemnitee otherwise existing at law or in equity, are agreed by the Partners to replace and restrict such other duties and liabilities of the General Partner or such other Indemnitee.

(f) The Unitholders hereby authorize the General Partner, on behalf of the Partnership as a partner or member of a Group Member, to approve of actions by the general partner or managing member of such Group Member similar to those actions permitted to be taken by the General Partner pursuant to this Section 7.10.

Section 7.11. Other Matters Concerning the General Partner and Other Indemnitees.

(a) The General Partner and any other Indemnitees may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

(b) The General Partner and any other Indemnitees may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by either of them, and any act taken or omitted to be taken in reliance upon the advice or opinion (including an Opinion of Counsel) of such Persons as to matters that the General Partner or such Indemnitees, respectively, reasonably believes to be within such Person’s professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such advice or opinion.

(c) The General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers, a duly appointed attorney or attorneys-in-fact or the duly authorized officers of the Partnership.

Section 7.12. Purchase or Sale of Partnership Interests. The General Partner may cause the Partnership to purchase or otherwise acquire Partnership Interests; provided, however, that, without the approval of the Conflicts Committee, the General Partner may not cause any Group Member to purchase Subordinated Units during the Subordination Period. As long as Partnership Interests are held by any Group Member, such Partnership Interests shall not be considered Outstanding for any purpose, except as otherwise provided herein. The General Partner or any Affiliate of the General Partner may purchase or otherwise acquire and sell or otherwise dispose of Partnership Interests for its own account, subject to the provisions of Articles IV and X.

Section 7.13. Registration Rights of the General Partner and its Affiliates. (a) If (i) the General Partner or any Affiliate of the General Partner (including for purposes of this Section 7.13, any Person that is an Affiliate of the General Partner at the date hereof notwithstanding that it may later cease to be an Affiliate of the General Partner) holds Partnership Interests that it desires to sell and (ii) Rule 144 of the Securities Act (or any successor rule or regulation to Rule 144) or another exemption from registration is not available to enable such holder of Partnership Interests (the “Holder”) to dispose of the number of Partnership Interests it desires to sell at the time it desires to do so without registration under the Securities Act, then at the option and upon the request of the Holder, the Partnership shall file with the Commission as promptly as practicable after receiving such request, and use its commercially reasonable efforts to cause to become effective and remain effective for a period of not less than six months following its effective date or such shorter period as shall terminate when all Partnership Interests covered by such registration statement have been sold, a registration statement under the Securities Act registering the offering and sale of the number of Partnership Interests specified by the Holder; provided, however, that the Partnership shall not be required to effect more than three registrations in total pursuant to this Section 7.13(a), no more than one of which shall be required to be made at any time that the Partnership is not eligible to use Form F-3 (or a comparable form) for the registration under the Securities Act of its securities; and, provided, further, that if the Conflicts Committee determines in good faith that the requested registration would be materially detrimental to the Partnership and its Partners because such registration would (x) materially interfere with a significant acquisition, merger, disposition, corporate reorganization or other similar transaction involving the Partnership, (y) require premature disclosure of material information that the Partnership has a bona fide business purpose for preserving as confidential or (z) render the Partnership unable to comply with requirements under applicable securities laws, then the Partnership shall have the right to postpone such requested registration for a period of not more than six months after receipt of the Holder’s request, such right pursuant to this Section 7.13(a) not to be utilized more than once in any 12-month period. The Partnership shall use its commercially reasonable efforts to resolve any deferral with respect to any such registration and/or filing. Except as provided in the first sentence of this Section 7.13(a), the Partnership shall be deemed not to have used all its commercially reasonable efforts to keep the registration statement effective during the applicable period if it voluntarily takes any action that would result in Holders of Partnership Interests covered thereby not being able to offer and sell such Partnership Interests at any time during such period, unless such action is required by applicable law or regulations. In connection with any registration pursuant to this Section 7.13(a), the Partnership shall (i) promptly prepare and file (A) such documents as may be necessary to register or qualify the securities subject to such registration under the securities laws of such states as the Holder shall reasonably request (provided, however, that no such qualification shall be required in any jurisdiction where, as a result thereof, the Partnership would become subject to general service of process or to taxation or qualification to do business as a foreign corporation or partnership doing business in such jurisdiction solely as a result of such registration), and (B) such documents as may be necessary to apply for listing or to list the Partnership Interests subject to such registration on such National Securities Exchange as the Holder shall reasonably request, and (ii) do any and all other acts and things that may be necessary or appropriate to enable the Holder to consummate a public sale of such Partnership Interests in such states. Except as set forth in Section 7.13(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

(b) If the Partnership shall at any time propose to file a registration statement under the Securities Act for an offering of equity interests of the Partnership for cash (other than an offering relating solely to an employee benefit plan), the Partnership shall use its commercially reasonable efforts to include such number or amount of Partnership Interests held by any Holder in such registration statement as the Holder shall request; provided, however, that the Partnership is not required to make any effort or take any action to so include the Partnership Interests of the Holder once the registration statement becomes or is declared effective by the Commission, including any registration statement providing for the offering from time to time of Partnership Interests pursuant to Rule 415 of the Securities Act. If the proposed offering pursuant to this Section 7.13(b) shall be an underwritten offering, then, in the event that the managing underwriter or managing underwriters of such offering advise the Partnership and the Holder in writing that in their opinion the inclusion of all or some of the Holder’s Partnership Interests would adversely and materially affect the success of the offering, the Partnership shall include in such offering only that number or amount, if any, of Partnership Interests held by the Holder that, in the opinion of the managing underwriter or managing underwriters, will not so adversely and materially affect the offering. Except as set forth in Section 7.13(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

(c) If underwriters are engaged in connection with any registration referred to in this Section 7.13, the Partnership shall provide indemnification, representations, covenants, opinions and other assurance to the underwriters in form and substance reasonably satisfactory to such underwriters. Further, in addition to and not in limitation of the Partnership’s obligation under Section 7.8, the Partnership shall, to the fullest extent permitted by law, indemnify and hold harmless the Holder, its officers, directors and each Person who controls the Holder (within the meaning of the Securities Act) and any agent thereof (collectively, “Indemnified Persons”) from and against any and all losses, claims, demands, actions, causes of action, assessments, damages, liabilities (joint or several), costs and expenses (including interest, penalties and reasonable attorneys’ fees and disbursements), resulting to, imposed upon, or incurred by the Indemnified Persons, directly or indirectly, under the Securities Act or otherwise (hereinafter referred to in this Section 7.13(c) as a “claim” and in the plural as “claims”) based upon, arising out of or resulting from any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which any Partnership Interests were registered under the Securities Act or any state securities or Blue Sky laws, in any preliminary prospectus or issuer free writing prospectus as defined in Rule 433 of the Securities Act (if used prior to the effective date of such registration statement), or in any summary, free writing or final prospectus or in any amendment or supplement thereto (if used during the period the Partnership is required to keep the registration statement current), or arising out of, based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein not misleading; provided, however, that the Partnership shall not be liable to any Indemnified Person to the extent that any such claim arises out of, is based upon or results from an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, such preliminary, summary, free writing or final prospectus or such amendment or supplement, in reliance upon and in conformity with written information furnished to the Partnership by or on behalf of such Indemnified Person specifically for use in the preparation thereof.

(d) The provisions of Section 7.13(a) and Section 7.13(b) shall continue to be applicable with respect to the General Partner (and any of the General Partner’s Affiliates) after it ceases to be a general partner of the Partnership, during a period of two years subsequent to the effective date of such cessation and for so long thereafter as is required for the Holder to sell all of the Partnership Interests with respect to which it has requested during such two-year period inclusion in a registration statement otherwise filed or that a registration statement be filed; provided, however, that the Partnership shall not be required to file successive registration statements covering the same Partnership Interests for which registration was demanded during such two-year period. The provisions of Section 7.13(c) shall continue in effect thereafter.

(e) The rights to cause the Partnership to register Partnership Interests pursuant to this Section 7.13 may be assigned (but only with all related obligations) by a Holder to a transferee or assignee of such Partnership Interests, provided (i) the Partnership is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the Partnership Interests with respect to which such registration rights are being assigned, and (ii) such transferee or assignee agrees in writing to be bound by and subject to the terms set forth in this Section 7.13.

(f) Any request to register Partnership Interests pursuant to this Section 7.13 shall (i) specify the Partnership Interests intended to be offered and sold by the Person making the request, (ii) express such Person’s present intent to offer such Partnership Interests for distribution, (iii) describe the nature or method of the proposed offer and sale of Partnership Interests, and (iv) contain the undertaking of such Person to provide all such information and materials and take all action as may be required in order to permit the Partnership to comply with all applicable requirements in connection with the registration of such Partnership Interests.

Section 7.14. Reliance by Third Parties. Notwithstanding anything to the contrary in this Agreement, any Person (other than the General Partner and its Affiliates) dealing with the Partnership shall be entitled to assume that the General Partner and any officer of the General Partner authorized by the General Partner to act on behalf of and in the name of the Partnership has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Partnership and to enter into any authorized contracts on behalf of the Partnership, and such Person shall be entitled to deal with the General Partner or any such officer as if it were the Partnership’s sole party in interest, both legally and beneficially. Each Limited Partner hereby waives, to the fullest extent permitted by law, any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of the General Partner or any such officer in connection with any such dealing. In no event shall any Person (other than the General Partner and its Affiliates) dealing with the General Partner or any such officer or its representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the General Partner or any such officer or its representatives. Each and every certificate, document or other instrument executed on behalf of the Partnership by the General Partner or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.

ARTICLE VIII

BOOKS, RECORDS, ACCOUNTING AND REPORTS

Section 8.1. Records and Accounting. The Partnership shall keep or cause to be kept appropriate books and records with respect to the Partnership’s business, including all books and records necessary to provide to the Limited Partners any information required to be provided pursuant to Section 3.4(a). Any books and records maintained by or on behalf of the Partnership in the regular course of its business, including the record of the Record Holders of Units or other Partnership Interests, books of account and records of Partnership proceedings, may be kept on, or be in the form of, computer disks, hard drives, punch cards, magnetic tape, photographs, micrographics or any other information storage device; provided, however, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Partnership shall be maintained, for financial reporting purposes, on an accrual basis in accordance with U.S. GAAP. The Partnership shall not be required to keep books on a cash basis and the General Partner shall be permitted to calculate cash-based measures, including Operating Surplus and Adjusted Operating Surplus, by making such adjustments to its accrual basis books to account for non-cash items and other adjustments as the General Partner determines to be necessary or appropriate.

Section 8.2. Fiscal Year. The fiscal year of the Partnership shall be a fiscal year ending December 31.

Section 8.3. Reports. (a) As soon as practicable, but in no event later than 120 days after the close of each fiscal year of the Partnership, the Partnership shall cause to be mailed or made available, by any reasonable means (including posting on or accessible through the Partnership’s or the Commission’s website), to each Record Holder of a Unit as of a date selected by the General Partner, an annual report containing financial statements of the Partnership for such fiscal year of the Partnership, presented in accordance with U.S. GAAP, including a balance sheet and statements of operations, Partnership equity and cash flows, such statements to be audited by a firm of independent public accountants selected by the General Partner.

(b) As soon as practicable, but in no event later than 90 days after the close of each Quarter except the last Quarter of each fiscal year, the Partnership shall cause to be mailed or made available, by any reasonable means (including posting on or accessible through the Partnership’s or the Commission’s website), to each Record Holder of a Unit, as of a date selected by the General Partner, a report containing unaudited financial statements of the Partnership and such other information as may be required by applicable law, regulation or rule of any National Securities Exchange on which the Units are listed or admitted to trading, or as the General Partner determines to be necessary or appropriate.

ARTICLE IX

TAX MATTERS

Section 9.1. Tax Elections and Information. (a) The Partnership is authorized and shall elect to be treated as an association taxable as a corporation for U.S. federal income tax purposes. Such election shall be effective before the Closing Date. Except as otherwise provided herein, the General Partner shall determine whether the Partnership should make any other elections permitted by any applicable tax law.

(b) The tax information reasonably required by Record Holders for U.S. federal income tax reporting purposes with respect to a calendar taxable year shall be furnished to them within 90 days of the close of each calendar year.

Section 9.2. Tax Withholding. Notwithstanding any other provision of this Agreement, the General Partner is authorized to take any action that may be required or advisable to cause the Partnership and other Group Members to comply with any withholding requirements with respect to any tax established under any U.S. federal, state or local or any non-U.S. law. To the extent that the Partnership is required or elects to withhold and pay over to any taxing authority any amount with respect to a distribution or payment to or for the benefit of any Partner, the General Partner may treat the amount withheld as a distribution of cash to such Partner in the amount of such withholding from such Partner.

Section 9.3. Conduct of Operations. The General Partner shall use commercially reasonable efforts to conduct the business of the Partnership and its Affiliates in a manner that does not require a holder of Common Units to file a tax return in any jurisdiction with which the holder has no contact other than through ownership of Common Units.

ARTICLE X

ADMISSION OF PARTNERS

Section 10.1. Admission of Initial Limited Partners. Upon the issuance by the Partnership of Common Units and Subordinated Units to the Organizational Limited Partner and General Partner Units and Incentive Distribution Rights to the General Partner as described in Section 5.1 and Section 5.2, the General Partner shall admit such parties to the Partnership as Initial Limited Partners in respect of the Common Units, Subordinated Units or Incentive Distribution Rights issued to them.

Section 10.2. Admission of Additional Limited Partners. (a) By acceptance of the transfer of any Limited Partner Interests in accordance with Article IV or the acceptance of any Limited Partner Interests issued pursuant to Article V or pursuant to a merger, consolidation or conversion pursuant to Article XIV, each transferee of, or other such Person acquiring, a Limited Partner Interest (including any nominee holder or an agent or representative acquiring such Limited Partner Interests for the account of another Person) (i) shall be admitted to the Partnership as a Limited Partner with respect to the Limited Partner Interests so transferred or issued to such Person when any such transfer, issuance or admission is reflected in the books and records of the Partnership and such Limited Partner becomes the Record Holder of the Limited Partner Interests so transferred, (ii) shall become bound, and shall be deemed to have agreed to be bound, by the terms of this Agreement, (iii) represents that the transferee or other recipient has the capacity, power and authority to enter into this Agreement and (iv) makes the consents, acknowledgements and waivers contained in this Agreement, all with or without execution of this Agreement by such Person. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement. A Person may become a Limited Partner or Record Holder of a Limited Partner Interest without the consent or approval of any of the Partners. A Person may not become a Limited Partner until such Person acquires a Limited Partner Interest and until such Person is reflected in the books and records of the Partnership as the Record Holder of such Limited Partner Interest.

(b) The name and mailing address of each Limited Partner shall be listed on the books and records of the Partnership maintained for such purpose by the Partnership or the Transfer Agent. The General Partner shall update the books and records of the Partnership from time to time as necessary to reflect accurately the information therein (or shall cause the Transfer Agent to do so, as applicable). A Limited Partner Interest may be represented by a Certificate, as provided in Section 4.1.

(c) Any transfer of a Limited Partner Interest shall not entitle the transferee to receive distributions or to any other rights to which the transferor was entitled until the transferee becomes a Limited Partner pursuant to Section 10.2(a).

Section 10.3. Admission of Successor General Partner. A successor General Partner approved pursuant to Section 11.1 or Section 11.2 or the transferee of or successor to all or part of the General Partner Interest (represented by General Partner Units) pursuant to Section 4.6 who is proposed to be admitted as a successor General Partner shall be admitted to the Partnership as the General Partner, effective immediately prior to the withdrawal or removal of the predecessor or transferring General Partner, pursuant to Section 11.1 or Section 11.2 or the transfer of the General Partner Interest (represented by General Partner Units) pursuant to Section 4.6; provided, however, that no such Person shall be admitted to the Partnership as a successor or additional General Partner until compliance with the terms of Section 4.6 has occurred and such Person has executed and delivered such other documents or instruments as may be required to effect such admission. Any such successor or additional General Partner is hereby authorized to and shall, subject to the terms hereof, carry on the business of the members of the Partnership Group without dissolution.

Section 10.4. Amendment of Agreement and Certificate of Limited Partnership. To effect the admission to the Partnership of any Partner, the General Partner shall take all steps necessary or appropriate under the Marshall Islands Act to amend the records of the Partnership to reflect such admission and, if necessary, to prepare as soon as practicable an amendment to this Agreement and, if required by law, the General Partner shall prepare and file an amendment to the Certificate of Limited Partnership.

ARTICLE XI

WITHDRAWAL OR REMOVAL OF PARTNERS

Section 11.1. Withdrawal of the General Partner. (a) The General Partner shall be deemed to have withdrawn from the Partnership upon the occurrence of any one of the following events (each such event herein referred to as an “Event of Withdrawal”):

(i) The General Partner voluntarily withdraws from the Partnership by giving written notice to the other Partners;

(ii) The General Partner transfers all of its rights as General Partner pursuant to Section 4.6;

(iii) The General Partner is removed pursuant to Section 11.2;

(iv) The General Partner (A) makes a general assignment for the benefit of creditors; (B) files a voluntary petition in bankruptcy; (C) files a voluntary petition or answer seeking for itself a liquidation, dissolution or similar relief (but not a reorganization) under any law; (D) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the General Partner in a proceeding of the type described in clauses (A), (B) or (C) of this Section 11.1(a)(iv); or (E) seeks, consents to or acquiesces in the appointment of a trustee (but not a debtor in possession), receiver or liquidating trustee of the General Partner or of all or any substantial part of its properties;

(v) The General Partner is adjudged bankrupt or insolvent, or has entered against it an order for relief in any bankruptcy or insolvency proceeding;

(vi) (A) in the event the General Partner is a corporation, the filing of a certificate of dissolution, or its equivalent, for the corporation or the revocation of its charter and the expiration of 90 days after the date of notice to the General Partner of revocation without a reinstatement of its charter; (B) in the event the General Partner is a partnership or a limited liability company, the dissolution and commencement of winding up of the General Partner; (C) in the event the General Partner is acting in such capacity by virtue of being a trustee of a trust, the termination of the trust; (D) in the event the General Partner is a natural person, his death or adjudication of incompetency; and (E) otherwise in the event of the termination of the General Partner.

If an Event of Withdrawal specified in Section 11.1(a)(iv), 11.1(a)(v) or 11.1(a)(vi)(A), 11.1(a)(vi)(B), 11.1(a)(vi)(C) or 11.1(a)(vi)(E) occurs, the withdrawing General Partner shall give notice to the Limited Partners within 30 days after such occurrence. The Partners hereby agree that only the Events of Withdrawal described in this Section 11.1 shall result in the withdrawal of the General Partner from the Partnership.

(b) Withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall not constitute a breach of this Agreement under the following circumstances:

(i) at any time during the period beginning on the Closing Date and ending at 12:00 midnight, prevailing Eastern Time, on September 30, 2024, the General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention to withdraw to the Limited Partners, such withdrawal to take effect on the date specified in the notice; provided, however, that prior to the effective date of such withdrawal, the withdrawal is approved by Unitholders holding at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) and the General Partner delivers to the Partnership an Opinion of Counsel (“Withdrawal Opinion of Counsel”) that such withdrawal (following the selection of the successor General Partner) would not result in the loss of the limited liability of any Limited Partner or any Group Member;

(ii) at any time after 12:00 midnight, prevailing Eastern Time, on September 30, 2024, the General Partner voluntarily withdraws by giving at least 90 days’ advance notice to the Unitholders, such withdrawal to take effect on the date specified in such notice (provided, that, prior to the effective date of such withdrawal, the General Partner delivers to the Partnership a Withdrawal Opinion of Counsel);

(iii) at any time that the General Partner ceases to be the General Partner pursuant to Section 11.1(a)(ii) or is removed pursuant to Section 11.2; or

(iv) notwithstanding clause (i) of this Section 11.1(b), at any time that the General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention to withdraw to the Limited Partners, such withdrawal to take effect on the date specified in the notice, if at the time such notice is given one Person and its Affiliates (other than the General Partner and its Affiliates) own beneficially or of record or control at least 50% of the Outstanding Units. The withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall also constitute the withdrawal of the General Partner as general partner or managing member, if any, to the extent applicable, of the other Group Members. If the General Partner gives a notice of withdrawal pursuant to Section 11.1(a)(i), the holders of a Unit Majority, may, prior to the effective date of such withdrawal, elect a successor General Partner. The Person so elected as successor General Partner shall automatically become the successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If, prior to the effective date of the General Partner’s withdrawal, a successor is not selected by the Unitholders as provided herein or, if applicable, the Partnership does not receive a Withdrawal Opinion of Counsel, the Partnership shall be dissolved in accordance with Section 12.1. Any successor General Partner elected in accordance with the terms of this Section 11.1 shall be subject to the provisions of Section 10.3.

Section 11.2. Removal of the General Partner. The General Partner may be removed if such removal is approved by the Unitholders holding at least 66 2/3% of the Outstanding Units (including Units held by the General Partner and its Affiliates), voting as a single class. Any such action by such holders for removal of the General Partner must also provide for the election of a successor General Partner by the majority vote of the outstanding Common Units and Subordinated Units, voting together as a single class. Such removal shall be effective immediately following the admission of a successor General Partner pursuant to Section 10.3. The removal of the General Partner shall also automatically constitute the removal of the General Partner as general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If a Person is elected as a successor General Partner in accordance with the terms of this Section 11.2, such Person shall, upon admission pursuant to Section 10.3, automatically become a successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. The right of the holders of Outstanding Units to remove the General Partner shall not exist or be exercised unless the Partnership has received an Opinion of Counsel opining as to the matters covered by a Withdrawal Opinion of Counsel. Any successor General Partner elected in accordance with the terms of this Section 11.2 shall be subject to the provisions of Section 10.3.

Section 11.3. Interest of Departing General Partner and Successor General Partner. (a) In the event of (i) withdrawal of the General Partner under circumstances where such withdrawal does not violate this Agreement or (ii) removal of the General Partner by the holders of Outstanding Units under circumstances where Cause does not exist, if the successor General Partner is elected in accordance with the terms of Section 11.1 or Section 11.2, (A) the Departing General Partner shall have the option, exercisable prior to the effective date of the departure of such Departing General Partner, to require its successor to purchase its General Partner Interest (represented by General Partner Units) and its general partner interest (or equivalent interest), if any, in the other Group Members and its Incentive Distribution Rights, if any (collectively, the “Combined Interest”), in exchange for an amount in cash equal to the fair market value of such Combined Interest, such amount to be determined and payable as of the effective date of its departure and (B) the other holders of the Incentive Distribution Rights shall have the option, exercisable prior to the effective date of the departure of such Departing General Partner, to require such successor to purchase such holders’ Incentive Distribution Rights in exchange for an amount in cash equal to the fair market value of such Incentive Distribution Rights, such amount to be determined and payable as of the effective date of the Departing General Partner’s departure. If the General Partner is removed by the Unitholders under circumstances where Cause exists or if the General Partner withdraws under circumstances where such withdrawal violates this Agreement, and if a successor General Partner is elected in accordance with the terms of Section 11.1 or Section 11.2 (or if the business of the Partnership is continued pursuant to Section 12.2 and the successor General Partner is not the former General Partner), such successor shall have the option, exercisable prior to the effective date of the departure of such Departing General Partner (or, in the event the business of the Partnership is continued, prior to the date the business of the Partnership is continued), to purchase the Combined Interest in exchange for an amount in cash equal to such fair market value of such Combined Interest of the Departing General Partner. In either event, the Departing General Partner shall be entitled to receive all reimbursements due such Departing General Partner pursuant to Section 7.12, including any employee related liabilities (including severance liabilities), incurred in connection with the termination of any employees employed by the Departing General Partner or its Affiliates (other than any Group Member) for the benefit of the Partnership or the other Group Members.

For purposes of this Section 11.3(a), the fair market value of the Departing General Partner’s Combined Interest and the value of the Incentive Distribution Rights held by holders other than the Departing General Partner shall be determined by agreement between the Departing General Partner and its successor or, failing agreement within 30 days after the effective date of such Departing General Partner’s departure, by an independent investment banking firm or other independent expert selected by the Departing General Partner and its successor, which, in turn, may rely on other experts, and the determination of which shall be conclusive as to such matter. If such parties cannot agree upon one independent investment banking firm or other independent expert within 45 days after the effective date of such departure, then the Departing General Partner shall designate an independent investment banking firm or other independent expert, the Departing General Partner’s successor shall designate an independent investment banking firm or other independent expert, and such firms or experts shall mutually select a third independent investment banking firm or independent expert, which third independent investment banking firm or other independent expert shall determine the fair market value of the Combined Interest of the Departing General Partner and the value of the Incentive Distribution Rights held by holders other than the Departing General Partner. In making its determination, such third independent investment banking firm or other independent expert may consider the then current trading price of Units on any National Securities Exchange on which Units are then listed or admitted to trading, the value of the Partnership’s assets, the rights and obligations of the Departing General Partner and other factors it may deem relevant.

(b) If the Combined Interest is not purchased in the manner set forth in Section 11.3(a), the Departing General Partner (or its transferee) shall become a Limited Partner and its Combined Interest shall be converted into Common Units pursuant to a valuation made by an investment banking firm or other independent expert selected pursuant to Section 11.3(a), without reduction in such Partnership Interest (but subject to proportionate dilution by reason of the admission of its successor). Any successor General Partner shall indemnify the Departing General Partner (or its transferee) as to all debts and liabilities of the Partnership arising on or after the date on which the Departing General Partner (or its transferee) becomes a Limited Partner. For purposes of this

Agreement, conversion of the Combined Interest of the Departing General Partner to Common Units will be characterized as if the Departing General Partner (or its transferee) contributed its Combined Interest to the Partnership in exchange for the newly issued Common Units.

(c) If a successor General Partner is elected in accordance with the terms of Section 11.1 or Section 11.2 (or if the Partnership is continued pursuant to Section 12.2 and the successor General Partner is not the former General Partner) and the option described in Section 11.3(a) is not exercised by the party entitled to do so, the successor General Partner shall, at the effective date of its admission to the Partnership, contribute to the Partnership cash in the amount equal to the product of (i) the quotient obtained by dividing (A) the Percentage Interest of the General Partner Interest of the Departing General Partner by (B) a percentage equal to 100% less the Percentage Interest of the General Partner Interest of the Departing General Partner and (ii) the Net Agreed Value of the Partnership’s assets on such date. In such event, such successor General Partner shall, subject to the following sentence, be entitled to its Percentage Interest of all Partnership allocations and distributions to which the Departing General Partner was entitled. In addition, the successor General Partner shall cause this Agreement to be amended to reflect that, from and after the date of such successor General Partner’s admission, the successor General Partner’s interest in all Partnership distributions and allocations shall be its Percentage Interest.

Section 11.4. Termination of Subordination Period, Conversion of Subordinated Units and Extinguishment of Cumulative Common Unit Arrearages. Notwithstanding any provision of this Agreement, if the General Partner is removed as general partner of the Partnership under circumstances where Cause does not exist and no Units held by the General Partner and its Affiliates are voted in favor of such removal, (a) the Subordination Period will end and all Subordinated Units will immediately and automatically convert into Common Units on a one-for-one basis, (b) all Cumulative Common Unit Arrearages on the Common Units will be extinguished, (c) the General Partner will have the right to convert its General Partner Interest (represented by General Partner Units) and its Incentive Distribution Rights into Common Units or to receive cash in exchange therefor, as provided in Section 11.3 and (d) the other holders of the Incentive Distribution Rights will have the right to convert their Incentive Distribution Rights into Common Units or to receive cash in exchange therefor, as provided in Section 11.3.

Section 11.5. Withdrawal of Limited Partners. No Limited Partner shall have any right to withdraw from the Partnership; provided, however, that when a transferee of a Limited Partner’s Limited Partner Interest becomes a Record Holder of the Limited Partner Interest so transferred, such transferring Limited Partner shall cease to be a Limited Partner with respect to the Limited Partner Interest so transferred.

ARTICLE XII

DISSOLUTION AND LIQUIDATION

Section 12.1. Dissolution. The Partnership shall not be dissolved by the admission of additional Limited Partners or by the admission of a successor or additional General Partner in accordance with the terms of this Agreement. Upon the removal or withdrawal of the General Partner, if a successor General Partner is elected pursuant to Section 11.1 or Section 11.2, the Partnership shall not be dissolved and such successor General Partner shall continue the business of the Partnership. The Partnership shall dissolve, and (subject to Section 12.2) its affairs shall be wound up, upon:

(a) an election to dissolve the Partnership by the General Partner and our Board of Directors that is approved by the holders of a Unit Majority;

(b) at any time there are no Limited Partners, unless the Partnership is continued without dissolution in accordance with the Marshall Islands Act;

(c) the entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Marshall Islands Act; or

(d) an Event of Withdrawal of the General Partner as provided in Section 11.1(a) (other than Section 11.1(a)(ii)), unless a successor is elected and an Opinion of Counsel is received as provided in Section 11.1(b) or Section 11.2 and such successor is admitted to the Partnership pursuant to Section 10.3.

Section 12.2. Continuation of the Business of the Partnership After Dissolution. Upon (a) dissolution of the Partnership following an Event of Withdrawal caused by the withdrawal or removal of the General Partner as provided in Section 11.1(a)(i) or 11.1(a)(iii) and the failure of the Partners to select a successor to such Departing General Partner pursuant to Section 11.1 or Section 11.2, then within 90 days thereafter, or (b) dissolution of the Partnership upon an event constituting an Event of Withdrawal as defined in Section 11.1(a)(iv), 11.1(a)(v) or 11.1(a)(vi), then, to the maximum extent permitted by the Marshall Islands Act, within 180 days thereafter, the holders of a Unit Majority may elect in writing to continue the business of the Partnership on the same terms and conditions set forth in this Agreement by appointing, effective as of the date of the Event of Withdrawal, as a successor General Partner a Person approved by the holders of a Unit Majority. Unless such an election is made within the applicable time period as set forth above, the Partnership shall dissolve and conduct only activities necessary to wind up its affairs. If such an election is so made, then:

(i) the Partnership shall continue without dissolution unless earlier dissolved in accordance with this Article XII;

(ii) if the successor General Partner is not the former General Partner, then the interest of the former General Partner shall be treated in the manner provided in Section 11.3; and

(iii) the successor General Partner shall be admitted to the Partnership as General Partner, effective as of the Event of Withdrawal, by agreeing in writing to be bound by this Agreement; provided, however, that the right of the holders of a Unit Majority to approve a successor General Partner and to reconstitute and to continue the business of the Partnership shall not exist and may not be exercised unless the Partnership has received an Opinion of Counsel that the exercise of the right would not result in the loss of limited liability of any Limited Partner.

Section 12.3. Liquidating Trustee. Upon dissolution of the Partnership, unless the business of the Partnership is continued pursuant to Section 12.2, the General Partner shall select one or more Persons to act as Liquidating Trustee. The Liquidating Trustee (if other than the General Partner) shall be entitled to receive such compensation for its services as may be approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units, voting as a single class. The Liquidating Trustee (if other than the General Partner) shall agree not to resign at any time without 15 days’ prior notice and may be removed at any time, with or without cause, by notice of removal approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units, voting as a single class. Upon dissolution, removal or resignation of the Liquidating Trustee, a successor and substitute Liquidating Trustee (who shall have and succeed to all rights, powers and duties of the original Liquidating Trustee) shall within 30 days thereafter be approved by the holders of at least a majority of the Outstanding Common Units and Subordinated Units, voting as a single class. The right to approve a successor or substitute Liquidating Trustee in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidating Trustee approved in the manner herein provided. Except as expressly provided in this Article XII, the Liquidating Trustee approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the General Partner under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers, other than the limitation on sale set forth in Section 7.11(b)) necessary or appropriate to carry out the duties and functions of the Liquidating Trustee hereunder for and during the period of time required to complete the winding up and liquidation of the Partnership as provided for herein.

Section 12.4. Liquidation. The Liquidating Trustee shall proceed to dispose of the assets of the Partnership, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as determined by the Liquidating Trustee, subject to the Marshall Islands Act and the following:

(a) The assets may be disposed of by public or private sale or by distribution in kind to one or more Partners on such terms as the Liquidating Trustee and such Partner or Partners may agree. If any property is distributed in kind, the Partner receiving the property shall be deemed for purposes of Section 12.4(c) to have received cash equal to its fair market value, and contemporaneously therewith, appropriate cash distributions must be made to the other Partners. The Liquidating Trustee may defer liquidation or distribution of the Partnership’s assets for a reasonable time if it determines that an immediate sale or distribution of all or some of the Partnership’s assets would be impractical or would cause undue loss to the Partners. The Liquidating Trustee may distribute the Partnership’s assets, in whole or in part, in kind if it determines that a sale would be impractical or would cause undue loss to the Partners.

(b) The Liquidating Trustee shall first satisfy the liabilities of the Partnership. Liabilities of the Partnership include amounts owed to the Liquidating Trustee as compensation for serving in such capacity (subject to the terms of Section 12.3) and amounts to Partners otherwise than in respect of their distribution rights under Article VI. With respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidating Trustee shall either settle such claim for such amount as it deems appropriate or establish a reserve of cash or other assets to provide for its payment. When paid, any unused portion of the reserve shall be distributed as additional liquidation proceeds.

(c) All property and all cash in excess of that required to discharge liabilities as provided in this Section 12.4 shall be distributed as follows:

(i) If the Current Market Price of the Common Units as of the date three Trading Days prior to the announcement of the proposed liquidation exceeds the Unrecovered Capital for a Common Unit plus the Cumulative Common Unit Arrearage:

(A) First, (x) to the General Partner in accordance with its Percentage Interest and (y) to all the Unitholders holding Common Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to such Current Market Price of a Common Unit;

(B) Second (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders holding Subordinated Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until there has been distributed in respect of each Subordinated Unit then Outstanding an amount equal to such Current Market Price of a Common Unit; and

(C) Thereafter (x) to the General Partner in accordance with its Percentage Interest; (y) 48% to the holders of the Incentive Distribution Rights, Pro Rata; and (z) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (x) and (y) of this clause (i)(C);

(ii) If the Current Market Price of the Common Units as of the date three Trading Days prior to the announcement of the proposed liquidation is equal to or less than the Unrecovered Capital for a Common Unit plus the Cumulative Common Unit Arrearage:

(A) First, (x) to the General Partner in accordance with its Percentage Interest and (y) to all the Unitholders holding Common Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Unrecovered Capital for a Common Unit;

(B) Second, (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders holding Common Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage;

(C) Third, (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders holding Subordinated Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until there has been distributed in respect of each Subordinated Unit then Outstanding an amount equal to the Unrecovered Capital for a Common Unit (as calculated prior to the distribution specified in clause (ii)(A) above); and

(D) Thereafter, (x) to the General Partner in accordance with its Percentage Interest; (y) 48% to the holders of the Incentive Distribution Rights, Pro Rata; and (z) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (x) and (y) of this clause (ii)(D);

Section 12.5. Cancellation of Certificate of Limited Partnership. Upon the completion of the distribution of Partnership cash and property as provided in Section 12.4 in connection with the liquidation of the Partnership, the Certificate of Limited Partnership and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the Marshall Islands shall be canceled and such other actions as may be necessary to terminate the Partnership shall be taken.

Section 12.6. Return of Contributions. The General Partner shall not be personally liable for, and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate, the return of the Capital Contributions of the Limited Partners or Unitholders, or any portion thereof, it being expressly understood that any such return shall be made solely from Partnership assets.

Section 12.7. Waiver of Partition. To the maximum extent permitted by law, each Partner hereby waives any right to partition of the Partnership property.

ARTICLE XIII

AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS; RECORD DATE

Section 13.1. Amendments to be Adopted Without Approval of the Limited Partners or the General Partner. Each Partner agrees that the General Partner, without the approval of any Limited Partner or, subject to Section 5.5, the General Partner, may amend any provision of this Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

(a) a change in the name of the Partnership, the location of the principal place of business of the Partnership, the registered agent of the Partnership or the registered office of the Partnership;

(b) admission, substitution, withdrawal or removal of Partners in accordance with this Agreement;

(c) a change that the General Partner determines to be necessary or appropriate to qualify or continue the qualification of the Partnership as a limited partnership or a partnership in which the Limited Partners have limited liability under the Marshall Islands Act;

(d) a change that the General Partner determines (i) does not adversely affect the rights of the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect, (ii) to be necessary or appropriate to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any Marshall Islands authority (including the Marshall Islands Act) or (B) facilitate the trading of the Units or comply with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are or will be listed, or admitted to trading, (iii) to be necessary or appropriate in connection with action taken by the General Partner pursuant to Section 5.8 or (iv) is required to effect the intent expressed in the Registration Statement or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;

(e) a change in the fiscal year or taxable year of the Partnership and any other changes that the General Partner determines to be necessary or appropriate as a result of a change in the fiscal year or taxable year of the Partnership including, if the General Partner shall so determine, a change in the definition of “Quarter” and the dates on which distributions are to be made by the Partnership;

(f) an amendment that is necessary, in the Opinion of Counsel, to prevent the Partnership or the General Partner or its or their directors, officers, trustees or agents from in any manner being subjected to the provisions of the U.S. Investment Company Act of 1940, as amended, the U.S. Investment Advisers Act of 1940, as amended, or “plan asset” regulations adopted under the U.S. Employee Retirement Income Security Act of 1974, as amended, regardless of whether such regulations are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

(g) an amendment that the General Partner determines to be necessary or appropriate in connection with the authorization of issuance of any class or series of Partnership Interests pursuant to Section 5.4 or any debt securities;

(h) an amendment that the General Partner determines to be necessary or appropriate for the authorization of additional Partnership Interests or rights to acquire Partnership Interests, including any amendment that the Board of Directors determines is necessary or appropriate in connection with:

(i) the adjustments of the Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution in connection with the IDR Reset Election in accordance with Section 5.9;

(ii) the implementation of the provisions relating to the General Partner’s right to reset its Incentive Distribution Rights in exchange for Common Units;

(iii) any modification of the Incentive Distribution Rights made in connection with the issuance of additional Partnership Interests or rights to acquire Partnership Interests, provided, that, with respect to this clause (iii), any such modifications to the Incentive Distribution Rights and the related issuance of Partnership Interests have received Special Approval; or

(iv) any amendment expressly permitted in this Agreement to be made by the General Partner acting alone;

(i) an amendment effected, necessitated or contemplated by a Merger Agreement approved in accordance with Section 14.3;

(j) an amendment that the General Partner determines to be necessary or appropriate to reflect and account for the formation by the Partnership of, or investment by the Partnership in, any corporation, partnership, joint venture, limited liability company or other Person, in connection with the conduct by the Partnership of activities permitted by the terms of Section 2.4;

(k) a conversion, merger or conveyance pursuant to Section 14.3(d);

(l) an amendment to cure any ambiguity, defect or inconsistency; or

(m) any other amendments substantially similar to the foregoing.

Section 13.2. Amendment Procedures. Except as provided in Section 13.1 and Section 13.3, all amendments to this Agreement shall be made in accordance with the following requirements. Amendments to this Agreement may be proposed only by, or with the written consent of, the General Partner; provided, however, that the General Partner shall have no duty or obligation to propose any amendment to this Agreement and may decline to do so free of any fiduciary duty or obligation whatsoever to the Partnership or any Limited Partner, any Record Holder or any other Person and, in declining to propose an amendment, to the fullest extent permitted by applicable law shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Marshall Islands Act or any other law, rule or regulation. A proposed amendment shall be effective upon its approval by the General Partner and, if applicable, the holders of a Unit Majority, unless a greater or different percentage is required under this Agreement or by the Marshall Islands Act. Each proposed amendment that requires the approval of the holders of a specified percentage of Outstanding Units shall be set forth in a writing that contains the text of the proposed amendment. If such an amendment is proposed, the General Partner shall seek the written approval of the requisite percentage of Outstanding Units or call a meeting of the Unitholders to consider and vote on such proposed amendment. The General Partner shall notify all Record Holders upon final adoption of any such proposed amendments. The General Partner shall be deemed to have notified all Record Holders as required by this Section 13.2 if it has posted or made accessible such amendment through the Partnership’s or the Commission’s website.

Section 13.3. Amendment Requirements. (a) Notwithstanding the provisions of Section 13.1 and Section 13.2, no provision of this Agreement that establishes a percentage of Outstanding Units (including Units deemed owned by the General Partner and its Affiliates) required to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of (i) in the case of any provision of this Agreement other than Section 11.2 or Section 13.4, reducing such percentage or (ii) in the case of Section 11.2 or Section 13.4, increasing such percentage, unless such amendment is approved by the written consent or the affirmative vote of holders of Outstanding Units whose aggregate Outstanding Units constitute not less than the voting requirement sought to be reduced.

(b) Notwithstanding the provisions of Section 13.1 and Section 13.2, no amendment to this Agreement may (i) enlarge the obligations of any Limited Partner without its consent, unless such enlargement shall be deemed to have occurred as a result of an amendment approved pursuant to Section 13.3(c) or (ii) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, the General Partner or any of its Affiliates without its consent, which consent may be given or withheld at the General Partner’s option.

(c) Except as provided in Section 14.3, and without limitation of the Board of Directors’ authority to adopt amendments to this Agreement without the approval of any Partners as contemplated in Section 13.1, any amendment that would have a material adverse effect on the rights or preferences of any class of Partnership Interests in relation to other classes of Partnership Interests must be approved by the holders of not less than a majority of the Outstanding Partnership Interests of the class affected. If the General Partner determines an amendment does not satisfy the requirements of Section 13.1(d)(i) because it adversely affects one or more classes of Partnership Interests, as compared to other classes of Partnership Interests, in any material respect, such amendment shall only be required to be approved by the adversely affected class or classes.

(d) Notwithstanding any other provision of this Agreement, except for amendments pursuant to Section 13.1 and except as otherwise provided by Section 14.3(b), no amendments shall become effective without the approval of the holders of at least 90% of the Outstanding Units voting as a single class unless the Partnership obtains an Opinion of Counsel to the effect that such amendment will not affect the limited liability of any Limited Partner under applicable law.

(e) Except as provided in Section 13.1, this Section 13.3 shall only be amended with the approval of the holders of at least 90% of the Outstanding Units.

Section 13.4. Special Meetings. All acts of Limited Partners to be taken pursuant to this Agreement shall be taken in the manner provided in this Article XIII. Special meetings of the Limited Partners may be called by the General Partner or by Limited Partners owning 20% or more of the Outstanding Units of the class or classes for which a meeting is proposed. Limited Partners shall call a special meeting by delivering to the General Partner one or more requests in writing stating that the signing Limited Partners wish to call a special meeting and indicating the general or specific purposes for which the special meeting is to be called, it being understood that the purposes of such special meeting may only be to vote on matters that require the vote of the Unitholders pursuant to this Agreement. Within 60 days after receipt of such a call from Limited Partners or within such greater time as may be reasonably necessary for the Partnership to comply with any statutes, rules, regulations, listing agreements or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the General Partner shall send a notice of the meeting to the Limited Partners either directly or indirectly through the Transfer Agent. A meeting shall be held at a time and place determined by the General Partner on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. Limited Partners shall not vote on matters that would cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability under the Marshall Islands Act or the law of any other jurisdiction in which the Partnership is qualified to do business.

Section 13.5. Notice of a Meeting. Notice of a meeting called pursuant to Section 13.4 shall be given to the Record Holders of the class or classes of Units for which a meeting is proposed in writing by mail or other means of written communication in accordance with Section 16.1 at least 10 days in advance of such meeting. The notice shall be deemed to have been given at the time when deposited in the mail or sent by other means of written communication.

Section 13.6. Record Date. For purposes of determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners or to give approvals without a meeting as provided in Section 13.11, the General Partner may set a Record Date, which shall not be less than 10 nor more than 60 days before (a) the date of the meeting (unless such requirement conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed or admitted to trading, in which case the rule, regulation, guideline or requirement of such National Securities Exchange shall govern) or (b) in the event that approvals are sought without a meeting, the date by which Limited Partners are requested in writing by the General Partner to give such approvals. If the General Partner does not set a Record Date, then (a) the Record Date for determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners shall be the close of business on the day next preceding the day on which notice is given, and (b) the Record Date for determining the Limited Partners entitled to give approvals without a meeting shall be the date the first written approval is deposited with the Partnership in care of the General Partner in accordance with Section 13.11.

Section 13.7. Postponement and Adjournment. Prior to the date upon which any meeting of Limited Partners is to be held, the General Partner may postpone such meeting one or more times for any reason by giving notice to each Limited Partner entitled to vote at the meeting so postponed of the place, date and hour at which such meeting would be held. Such notice shall be given not fewer than two days before the date of such meeting and otherwise in accordance with this Article XIII. When a meeting is postponed, a new Record Date need not be fixed unless such postponement shall be for more than 45 days. Any meeting of Limited Partners may be adjourned by the General Partner one or more times for any reason, including the failure of a quorum to be present at the meeting with respect to any proposal or the failure of any proposal to receive sufficient votes for approval. No Limited Partner vote shall be required for any adjournment. A meeting of Limited Partners may be adjourned by the General Partner as to one or more proposals regardless of whether action has been taken on other matters. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than 45 days. At the adjourned meeting, the Partnership may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 45 days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given in accordance with this Article XIII.

Section 13.8. Waiver of Notice; Approval of Meeting; Approval of Minutes. The transactions of any meeting of Limited Partners, however called and noticed, and whenever held, shall be as valid as if it had occurred at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy. Attendance of a Limited Partner at a meeting shall constitute a waiver of notice of the meeting, except when the Limited Partner attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened; and except that attendance at a meeting is not a waiver of any right to disapprove the consideration of matters required to be included in the notice of the meeting, but not so included, if the disapproval is expressly made at the meeting.

Section 13.9. Quorum and Voting. The holders of 33 1/3% of the Outstanding Units of the class or classes for which a meeting has been called (including Outstanding Units deemed owned by the General Partner and its Affiliates) represented in person or by proxy shall constitute a quorum at a meeting of Limited Partners of such class or classes unless any such action by the Limited Partners requires approval by holders of a greater percentage of such Units, in which case the quorum shall be such greater percentage. At any meeting of the Limited Partners duly called and held in accordance with this Agreement at which a quorum is present, the act of Limited Partners holding Outstanding Units that in the aggregate represent a majority of the Outstanding Units entitled to vote and present in person or by proxy at such meeting shall be deemed to constitute the act of all Limited Partners, unless a greater or different percentage is required with respect to such action under the provisions of this Agreement, in which case the act of the Limited Partners holding Outstanding Units that in the aggregate represent at least such greater or different percentage shall be required. The Limited Partners present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Limited Partners to leave less than a quorum, if any action taken (other than adjournment) is approved by the required percentage of Outstanding Units specified in this Agreement (including Outstanding Units deemed owned by the General Partner and its Affiliates). In the absence of a quorum, any meeting of Limited Partners may be adjourned from time to time by the affirmative vote of holders of at least a majority of the Outstanding Units entitled to vote at such meeting (including Outstanding Units deemed owned by the General Partner and its Affiliates) and represented either in person or by proxy, but no other business may be transacted, except as provided in Section 13.7.

Section 13.10. Conduct of a Meeting. The General Partner shall have full power and authority concerning the manner of conducting any meeting of the Limited Partners or solicitation of approvals in writing, including the determination of Persons entitled to vote, the existence of a quorum, the satisfaction of the requirements of Section 13.4, the conduct of voting, the validity and effect of any proxies and the determination of any controversies, votes or challenges arising in connection with or during the meeting or voting. The General Partner shall designate a Person to serve as chairman of any meeting and shall further designate a Person to take the minutes of any meeting. All minutes shall be kept with the records of the Partnership maintained by the General Partner. The General Partner may make such other regulations consistent with applicable law and this Agreement as it may deem advisable concerning the conduct of any meeting of the Limited Partners or solicitation of approvals in writing, including regulations in regard to the appointment of proxies, the appointment and duties of inspectors of votes and approvals, the submission and examination of proxies and other evidence of the right to vote, and the revocation of approvals in writing.

Section 13.11. Action Without a Meeting. If authorized by the General Partner, any action that may be taken at a meeting of the Limited Partners may be taken without a meeting if an approval in writing setting forth the action so taken is signed by Limited Partners owning not less than the minimum percentage of the Outstanding Units (including Units deemed owned by the General Partner and its Affiliates) that would be necessary to authorize or take such action at a meeting at which all the Limited Partners were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed or admitted to trading, in which case the rule, regulation, guideline or requirement of such National Securities Exchange shall govern). Prompt notice of the taking of action without a meeting shall be given to the Limited Partners who have not approved the action in writing. The General Partner may specify that any written ballot submitted to Limited Partners for the purpose of taking any action without a meeting shall be returned to the Partnership within the time period, which shall be not less than 20 days, specified by the General Partner. If a ballot returned to the Partnership does not vote all of the Units held by the Limited Partners, the Partnership shall be deemed to have failed to receive a ballot for the Units that were not voted. If approval of the taking of any action by the Limited Partners is solicited by any Person other than by or on behalf of the General Partner, the written approvals shall have no force and effect unless and until (a) they are deposited with the Partnership in care of the General Partner, (b) approvals sufficient to take the action proposed are dated as of a date not more than 90 days prior to the date sufficient approvals are deposited with the Partnership and (c) an Opinion of Counsel is delivered to the General Partner to the effect that the exercise of such right and the action proposed to be taken with respect to any particular matter (i) will not cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability, and (ii) is otherwise permissible under the applicable statutes then governing the rights, duties and liabilities of the Partnership and the Partners.

Section 13.12. Right to Vote and Related Matters. (a) Only those Record Holders of the Units on the Record Date set pursuant to Section 13.6 (and also subject to the limitations contained in the definition of “Outstanding”) shall be entitled to notice of, and to vote at, a meeting of Limited Partners or to act with respect to matters as to which the holders of the Outstanding Units have the right to vote or to act. All references in this Agreement to votes of, or other acts that may be taken by, the Outstanding Units shall be deemed to be references to the votes or acts of the Record Holders of such Outstanding Units.

(b) With respect to Units that are held for a Person’s account by another Person (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), in whose name such Units are registered, such other Person shall, in exercising the voting rights in respect of such Units on any matter, and unless the arrangement between such Persons provides otherwise, vote such Units in favor of, and at the direction of, the Person who is the beneficial owner, and the Partnership shall be entitled to assume it is so acting without further inquiry. The provisions of this Section 13.12(b) (as well as all other provisions of this Agreement) are subject to the provisions of Section 4.3.

ARTICLE XIV

MERGER, CONSOLIDATION OR CONVERSION

Section 14.1. Authority. The Partnership may merge or consolidate with or into one or more corporations, limited liability companies, statutory trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including a partnership (whether general or limited (including a limited liability partnership)) or convert into any such entity, pursuant to a written agreement of merger or consolidation (“Merger Agreement”) or a written plan of conversion (“Plan of Conversion”), as the case may be, in accordance with this Article XIV.

Section 14.2. Procedure for Merger, Consolidation or Conversion. (a) Merger, consolidation or conversion of the Partnership pursuant to this Article XIV requires the prior consent of the General Partner; provided, however, that, to the fullest extent permitted by law, the General Partner shall have no duty or obligation to consent to any merger, consolidation or conversion of the Partnership and may decline to do so free of any fiduciary duty or obligation whatsoever to the Partnership or any Limited Partner and, in declining to consent to a merger, consolidation or conversion, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Marshall Islands Act or any other law, rule or regulation or at equity.

(b) If the General Partner shall determine to consent to the merger, consolidation or conversion, the General Partner shall approve the Merger Agreement, which shall set forth:

(i) the names and jurisdictions of formation or organization of each of the business entities proposing to merge or consolidate;

(ii) the name and jurisdiction of formation or organization of the business entity that is to survive the proposed merger or consolidation (the “Surviving Business Entity”);

(iii) the terms and conditions of the proposed merger or consolidation;

(iv) the manner and basis of exchanging or converting the equity securities of each constituent business entity for, or into, cash, property or interests, rights, securities or obligations of the Surviving Business Entity; and (A) if any interests, securities or rights of any constituent business entity are not to be exchanged or converted solely for, or into, cash, property or interests, rights, securities or obligations of the Surviving Business Entity, the cash, property or interests, rights, securities or obligations of any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other Person (other than the Surviving Business Entity) which the holders of such interests, securities or rights are to receive in exchange for, or upon conversion of their interests, securities or rights, and (B) in the case of securities represented by certificates, upon the surrender of such certificates, which cash, property or interests, rights, securities or obligations of the Surviving Business Entity or any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other Person (other than the Surviving Business Entity), or evidences thereof, are to be delivered;

(v) a statement of any changes in the constituent documents or the adoption of new constituent documents (the articles or certificate of incorporation, articles of trust, declaration of trust, certificate or agreement of limited partnership or other similar charter or governing document) of the Surviving Business Entity to be effected by such merger or consolidation;

(vi) the effective time of the merger, which may be the date of the filing of the certificate of merger pursuant to Section 14.4 or a later date specified in or determinable in accordance with the Merger Agreement (provided, that if the effective time of the merger is to be later than the date of the filing of such certificate of merger, the effective time shall be fixed at a date or time certain at or prior to the time of the filing of such certificate of merger and stated therein); and

(vii) such other provisions with respect to the proposed merger or consolidation that the General Partner determines to be necessary or appropriate.

(c) If the General Partner shall determine to consent to the conversion the General Partner shall approve the Plan of Conversion, which shall set forth:

(i) the name of the converting entity and the converted entity;

(ii) a statement that the Partnership is continuing its existence in the organizational form of the converted entity;

(iii) a statement as to the type of entity that the converted entity is to be and the state or country under the laws of which the converted entity is to be incorporated, formed or organized;

(iv) the manner and basis of exchanging or converting the equity securities of each constituent business entity for, or into, cash, property or interests, rights, securities or obligations of the converted entity or another entity, or for the cancellation of such equity securities;

(v) in an attachment or exhibit, the certificate of limited partnership of the Partnership;

(vi) in an attachment or exhibit, the certificate of limited partnership, certificate of formation, articles of incorporation, or other organizational documents of the converted entity;

(vii) the effective time of the conversion, which may be the date of the filing of the articles of conversion or a later date specified in or determinable in accordance with the Plan of Conversion (provided, that if the effective time of the conversion is to be later than the date of the filing of such articles of conversion, the effective time shall be fixed at a date or time certain and stated in such articles of conversion); and

(viii) such other provisions with respect to the proposed conversion the General Partner determines to be necessary or appropriate.

Section 14.3. Approval by Limited Partners of Merger, Consolidation or Conversion. (a) Except as provided in Section 14.3(d) and 14.3(e), the General Partner, upon its approval of the Merger Agreement or the Plan of Conversion, as the case may be, shall direct that the Merger Agreement or the Plan of Conversion and the merger, consolidation or conversion contemplated thereby, as applicable, be submitted to a vote of Limited Partners, whether at a special meeting or by written consent, in either case in accordance with the requirements of Article XIII. A copy or a summary of the Merger Agreement or the Plan of Conversion, as the case may be, shall be included in or enclosed with the notice of a special meeting or the written consent.

(b) Except as provided in Section 14.3(d) and 14.3(e), the Merger Agreement or Plan of Conversion, as the case may be, shall be approved upon receiving the affirmative vote or consent of the holders of a Unit Majority.

(c) Except as provided in Section 14.3(d) and 14.3(e), after such approval by vote or consent of the Limited Partners, and at any time prior to the filing of the certificate of merger or certificate of conversion pursuant to Section 14.4, the merger, consolidation or conversion may be abandoned pursuant to provisions therefor, if any, set forth in the Merger Agreement or Plan of Conversion, as the case may be.

(d) Notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, without Limited Partner approval, to convert the Partnership or any Group Member into a new limited liability entity, to merge the Partnership or any Group Member into, or convey all of the Partnership’s assets to, another limited liability entity which shall be newly formed and shall have no assets, liabilities or operations at the time of such conversion, merger or conveyance other than those it receives from the Partnership or other Group Member if (i) the General Partner has received an Opinion of Counsel that the conversion, merger or conveyance, as the case may be, would not result in the loss of the limited liability of any Limited Partner, (ii) the sole purpose of such conversion, merger or conveyance is to effect a mere change in the legal form of the Partnership into another limited liability entity and (iii) the governing instruments of the new entity provide the Limited Partners and the General Partner with the same rights and obligations as are herein contained.

(e) Additionally, notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, without Limited Partner approval, to merge or consolidate the Partnership with or into another entity if (i) the General Partner has received an Opinion of Counsel that the merger or consolidation, as the case may be, would not result in the loss of the limited liability of any Limited Partner, (ii) the merger or consolidation would not result in an amendment to this Agreement, other than any amendments that could be adopted pursuant to Section 13.1, (iii) the Partnership is the Surviving Business Entity in such merger or consolidation, (iv) each Unit outstanding immediately prior to the effective date of the merger or consolidation is to be an identical Unit of the Partnership after the effective date of the merger or consolidation, and (v) the number of Partnership Interests to be issued by the Partnership in such merger or consolidation does not exceed 20% of the Partnership Interests Outstanding immediately prior to the effective date of such merger or consolidation.

Section 14.4. Certificate of Merger or Conversion. Upon the required approval by the General Partner, the General Partner and the Unitholders of a Merger Agreement or Plan of Conversion, as the case may be, a certificate of merger or conversion, as applicable, shall be executed and filed in conformity with the requirements of the Marshall Islands Act.

Section 14.5. Amendment of Partnership Agreement. Pursuant to Section 20(2) of the Marshall Islands Act, an agreement of merger or consolidation approved in accordance with Section 20(2) of the Marshall Islands Act may (a) effect any amendment to this Agreement or (b) effect the adoption of a new partnership agreement for a limited partnership if it is the Surviving Business Entity. Any such amendment or adoption made pursuant to this Section 14.5 shall be effective at the effective time or date of the merger or consolidation.

Section 14.6. Effect of Merger, Consolidation or Conversion. (a) At the effective time of the certificate of merger:

(i) all of the rights, privileges and powers of each of the business entities that has merged or consolidated, and all property, real, personal and mixed, and all debts due to any of those business entities and all other things and causes of action belonging to each of those business entities, shall be vested in the Surviving Business Entity and after the merger or consolidation shall be the property of the Surviving Business Entity to the extent they were of each constituent business entity;

(ii) the title to any real property vested by deed or otherwise in any of those constituent business entities shall not revert and is not in any way impaired because of the merger or consolidation;

(iii) all rights of creditors and all liens on or security interests in property of any of those constituent business entities shall be preserved unimpaired; and

(iv) all debts, liabilities and duties of those constituent business entities shall attach to the Surviving Business Entity and may be enforced against it to the same extent as if the debts, liabilities and duties had been incurred or contracted by it.

(b) At the effective time of the certificate of conversion, for all purposes of the laws of the Marshall Islands:

(i) the Partnership shall continue to exist, without interruption, but in the organizational form of the converted entity rather than in its prior organizational form;

(ii) all rights, title, and interests to all real estate and other property owned by the Partnership shall remain vested in the converted entity in its new organizational form without reversion or impairment, without further act or deed, and without any transfer or assignment having occurred, but subject to any existing liens or other encumbrances thereon;

(iii) all liabilities and obligations of the Partnership shall continue to be liabilities and obligations of the converted entity in its new organizational form without impairment or diminution by reason of the conversion;

(iv) all rights of creditors or other parties with respect to or against the prior interest holders or other owners of the Partnership in their capacities as such in existence as of the effective time of the conversion will continue in existence as to those liabilities and obligations and are enforceable against the converted entity by such creditors and obligees to the same extent as if the liabilities and obligations had originally been incurred or contracted by the converted entity; and

(v) the Partnership Interests that are to be converted into partnership interests, shares, evidences of ownership, or other rights or securities in the converted entity or cash as provided in the Plan of Conversion shall be so converted, and Partners shall be entitled only to the rights provided in the Plan of Conversion.

ARTICLE XV

RIGHT TO ACQUIRE LIMITED PARTNER INTERESTS

Section 15.1. Right to Acquire Limited Partner Interests. (a) Notwithstanding any other provision of this Agreement, if at any time the General Partner and its Affiliates hold more than 80% of the total Limited Partner Interests of any class then Outstanding, the General Partner shall then have the right, which right it may assign and transfer in whole or in part to the Partnership or any Affiliate of the General Partner, exercisable at its option, to purchase all, but not less than all, of such Limited Partner Interests of such class then Outstanding held by Persons other than the General Partner and its Affiliates, at the greater of (x) the Current Market Price as of the date three days prior to the date that the notice described in Section 15.1(b) is mailed and (y) the highest price paid by the General Partner or any of its Affiliates for any such Limited Partner Interest of such class purchased during the 90-day period preceding the date that the notice described in Section 15.1(b) is mailed.

(b) If the General Partner, any Affiliate of the General Partner or the Partnership elects to exercise the right to purchase Limited Partner Interests granted pursuant to Section 15.1(a), the General Partner shall deliver to the Transfer Agent notice of such election to purchase (the “Notice of Election to Purchase”) and shall cause the Transfer Agent to mail a copy of such Notice of Election to Purchase to the Record Holders of Limited Partner Interests of such class or classes (as of a Record Date selected by the General Partner) at least 10, but not more than 60, days prior to the Purchase Date. Such Notice of Election to Purchase shall also be published for a period of at least three consecutive days in at least two daily newspapers of general circulation printed in the English language and published in the Borough of Manhattan, New York. The Notice of Election to Purchase shall specify the Purchase Date and the price (determined in accordance with Section 15.1(a)) at which Limited Partner Interests will be purchased and state that the General Partner, its Affiliate or the Partnership, as the case may be, elects to purchase such Limited Partner Interests, upon surrender of Certificates representing such Limited Partner Interests, if any, in exchange for payment, at such office or offices of the Transfer Agent as the Transfer Agent may specify, or as may be required by any National Securities Exchange on which such Limited Partner Interests are listed. Any such Notice of Election to Purchase mailed to a Record Holder of Limited Partner Interests at his address as reflected in the records of the Transfer Agent shall be conclusively presumed to have been given regardless of whether the owner receives such notice. On or prior to the Purchase Date, the General Partner, its Affiliate or the Partnership, as the case may be, shall deposit with the Transfer Agent cash in an amount sufficient to pay the aggregate purchase price of all of such Limited Partner Interests to be purchased in accordance with this Section 15.1. If the Notice of Election to Purchase shall have been duly given as aforesaid at least 10 days prior to the Purchase Date, and if on or prior to the Purchase Date the deposit described in the preceding sentence has been made for the benefit of the holders of Limited Partner Interests subject to purchase as provided herein, then from and after the Purchase Date to the extent Certificates for the Limited Partner Interests are outstanding, notwithstanding that any Certificate shall not have been surrendered for purchase, all rights of the holders of such Limited Partner Interests (including any rights pursuant to Articles IV, V, VI and XII) shall thereupon cease, except the right to receive the applicable purchase price (determined in accordance with Section 15.1(a)) for Limited Partner Interests therefor, without interest, upon surrender to the Transfer Agent of the Certificates representing such Limited Partner Interests, and such Limited Partner Interests shall thereupon be deemed to be transferred to the General Partner, its Affiliate or the Partnership, as the case may be, on the record books of the Transfer Agent and the Partnership, and the General Partner or any Affiliate of the General Partner, or the Partnership, as the case may be, shall be deemed to be the owner of all such Limited Partner Interests from and after the Purchase Date and shall have all rights as the owner of such Limited Partner Interests (including all rights as owner of such Limited Partner Interests pursuant to Articles IV, V, VI and XII).

(c) At any time from and after the Purchase Date, a holder of an Outstanding Limited Partner Interest subject to purchase as provided in this Section 15.1 may surrender his Certificate evidencing such Limited Partner Interest to the Transfer Agent in exchange for payment of the amount described in Section 15.1(a), without interest thereon.

ARTICLE XVI

GENERAL PROVISIONS

Section 16.1. Addresses and Notices. (a) Any notice, demand, request, report or proxy materials required or permitted to be given or made to a Partner under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class mail or by other means of written communication to the Partner at the address described below. Any notice, payment or report to be given or made to a Partner hereunder shall be deemed conclusively to have been given or made, and the obligation to give such notice or report or to make such payment shall be deemed conclusively to have been fully satisfied, upon sending of such notice, payment or report to the Record Holder of such Partnership Interests at his address as shown on the records of the Transfer Agent or as otherwise shown on the records of the Partnership, regardless of any claim of any Person who may have an interest in such Partnership Interests by reason of any assignment or otherwise. Notwithstanding the foregoing, if (i) a Partner shall consent to receiving notices, demands, requests, reports or proxy materials via electronic mail or by the Internet or (ii) the rules of the Commission shall permit any report or proxy materials to be delivered electronically or made available via the Internet, any such notice, demand, request, report or proxy materials shall be deemed given or made when delivered or made available via such mode of delivery. An affidavit or certificate of making of any notice, payment or report in accordance with the provisions of this Section 16.1 executed by a member of the General Partner, the Transfer Agent or the mailing organization shall be prima facie evidence of the giving or making of such notice, payment or report. If any notice, payment or report addressed to a Record Holder at the address of such Record Holder appearing on the books and records of the Transfer Agent or the Partnership is returned by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver it, such notice, payment or report and any subsequent notices, payments and reports shall be deemed to have been duly given or made without further mailing (until such time as such Record Holder or another Person notifies the Transfer Agent or the Partnership of a change in his address) if they are available for the Partner at the principal office of the Partnership for a period of one year from the date of the giving or making of such notice, payment or report to the other Partners. Any notice to the Partnership shall be deemed given if received by the General Partner at the principal office of the Partnership designated pursuant to Section 2.3. The General Partner may rely and shall be protected in relying on any notice or other document from a Partner or other Person if believed by it to be genuine.

(b) The terms “in writing,” “written communications,” “written notice” and words of similar import shall be deemed satisfied under this Agreement by use of e-mail and other forms of electronic communication.

Section 16.2. Further Action. The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

Section 16.3. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 16.4. Integration. This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

Section 16.5. Creditors. None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Partnership.

Section 16.6. Waiver. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.

Section 16.7. Counterparts. This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto or, in the case of a Person acquiring a Limited Partner Interest, pursuant to Section 10.2(a), immediately upon the acquisition of such Limited Partner Interests without execution hereof.

Section 16.8. Applicable Law; Forum, Venue and Jurisdiction. (a) This Agreement shall be construed in accordance with and governed by the laws of The Republic of the Marshall Islands, without regard to the principles of conflicts of law.

(b) Each of the Partners and each Person holding any beneficial interest in the Partnership (whether through a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing or otherwise):

(i) irrevocably agrees that any claims, suits, actions or proceedings (A) arising out of or relating in any way to this Agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of this Agreement or the duties, obligations or liabilities among Partners or of Partners to the Partnership, or the rights or powers of, or restrictions on, the Partners or the Partnership), (B) brought in a derivative manner on behalf of the Partnership, (C) asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of the Partnership or the General Partner, or owed by the General Partner, to the Partnership or the Partners, (D) asserting a claim arising pursuant to any provision of the Marshall Islands Act or (E) asserting a claim governed by the internal affairs doctrine shall be exclusively brought in the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction), unless otherwise provided for by Marshall Islands law, in each case regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims;

(ii) irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction), unless otherwise provided for by Marshall Islands law, in connection with any such claim, suit, action or proceeding;

(iii) agrees not to, and waives any right to, assert in any such claim, suit, action or proceeding that (A) it is not personally subject to the jurisdiction of the Court of Chancery of the State of Delaware or of any other court to which proceedings in the Court of Chancery of the State of Delaware may be appealed, (B) such claim, suit, action or proceeding is brought in an inconvenient forum, or (C) the venue of such claim, suit, action or proceeding is improper;

(iv) expressly waives any requirement for the posting of a bond by a party bringing such claim, suit, action or proceeding; and

(v) consents to process being served in any such claim, suit, action or proceeding by mailing, certified mail, return receipt requested, a copy thereof to such party at the address in effect for notices hereunder, and agrees that such services shall constitute good and sufficient service of process and notice thereof; provided, nothing in clause (v) hereof shall affect or limit any right to serve process in any other manner permitted by law.

Section 16.9. Invalidity of Provisions. If any provision or part of a provision of this Agreement is or becomes for any reason, invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions and part thereof contained herein shall not be affected thereby and this Agreement shall, to the fullest extent permitted by law, be reformed and construed as if such invalid, illegal or unenforceable provision, or part of a provision, had never been contained herein, and such provision or part reformed so that it would be valid, legal and enforceable to the maximum extent possible.

Section 16.10. Consent of Partners. Each Partner hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Partners (including any amendment to this Agreement), such action may be so taken upon the concurrence of less than all of the Partners and each Partner shall be bound by the results of such action (including any amendment to this Agreement).

Section 16.11. Facsimile and Email Signatures. The use of facsimile signatures and signatures delivered by email in portable document format (.pdf) affixed in the name and on behalf of the transfer agent and registrar of the Partnership on certificates representing Common Units is expressly permitted by this Agreement.

Section 16.12. Third-Party Beneficiaries. Each Partner agrees that any Indemnitee shall be entitled to assert rights and remedies hereunder as a third party beneficiary hereto with respect to those provisions of this Agreement affording a right, benefit or privilege to such Indemnitee.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have executed this First Amended and Restated Agreement of Limited Partnership as a Deed as of the date first written above.

GENERAL PARTNER:

VTTI Energy Partners GP LLC

By:
Name:
Title:

ORGANIZATIONAL LIMITED PARTNER:

VTTI MLP PARTNERS B.V.

By:
Name:
Title:

SIGNATURE PAGE TO

FIRST AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

EXHIBIT A

to the First Amended and Restated

Agreement of Limited Partnership of

VTTI ENERGY PARTNERS LP

Certificate Evidencing Common Units

Representing Limited Partner Interests in

VTTI ENERGY PARTNERS LP

No.	Common Units

In accordance with Section 4.1 of the First Amended and Restated Agreement of Limited Partnership of VTTI Energy Partners LP, as amended, supplemented or restated from time to time (the “Partnership Agreement”), VTTI Energy Partners LP, a Marshall Islands limited partnership (the “Partnership”), hereby certifies that                      (the “Holder”) is the registered owner of the above designated number of Common Units representing limited partner interests in the Partnership (the “Common Units”) transferable on the books of the Partnership, in person or by duly authorized attorney, upon surrender of this Certificate properly endorsed. The rights, preferences and limitations of the Common Units are set forth in, and this Certificate and the Common Units represented hereby are issued and shall in all respects be subject to the terms and provisions of, the Partnership Agreement. Copies of the Partnership Agreement are on file at, and will be furnished without charge on delivery of written request to the Partnership at, the principal office of the Partnership located at                     . Capitalized terms used herein but not defined shall have the meanings given them in the Partnership Agreement.

The Holder, by accepting this Certificate, is deemed to have (a) requested admission as, and agreed to become, a Limited Partner and to have agreed to comply with and be bound by and to have executed the Partnership Agreement, (b) represented and warranted that the Holder has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement and (c) made the waivers and given the consents and approvals contained in the Partnership Agreement.

This Certificate shall not be valid for any purpose unless it has been countersigned and registered by the Transfer Agent and Registrar. This Certificate shall be governed by and construed in accordance with the laws of the Marshall Islands.

Dated:

Countersigned and Registered by:	VTTI ENERGY PARTNERS LP

By:
as Transfer Agent and Registrar	Title:

By:	By:
Authorized Signature		Secretary

[Reverse of Certificate]

ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as follows according to applicable laws or regulations:

TEN COM	—	as tenants in common	UNIF GIFT/TRANSFERS MIN ACT
Custodian
(Cust) (Minor)

TEN ENT	—	as tenants by the entireties

JT TEN	—	as joint tenants with right of survivorship and not as tenants in common	under Uniform Gifts /Transfers to CD Minors Act (State)

Additional abbreviations, though not in the above list, may also be used.

ASSIGNMENT OF COMMON UNITS

in

VTTI ENERGY PARTNERS LP

FOR VALUE RECEIVED,                      hereby assigns, conveys, sells and transfers unto

(Please print or typewrite name and address of Assignee)	(Please insert Social Security or other identifying number of Assignee)

Common Units representing limited partner interests evidenced by this Certificate, subject to the Partnership Agreement, and does hereby irrevocably constitute and appoint                      as its attorney-in-fact with full power of substitution to transfer the same on the books of VTTI Energy Partners LP.

Date:	NOTE:	The signature to any endorsement hereon must correspond with the name as written upon the face of this Certificate in every particular, without alteration, enlargement or change.
THE SIGNATURE(S) MUST BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM), PURSUANT TO S.E.C. RULE 17Ad-15		(Signature)

(Signature)

No transfer of the Common Units evidenced hereby will be registered on the books of the Partnership, unless the Certificate evidencing the Common Units to be transferred is surrendered for registration or transfer.

APPENDIX B

GLOSSARY OF TERMS

adjusted operating surplus:    Intended to reflect the cash generated from operations during a particular period and therefore excludes net drawdowns of reserves of cash established in prior periods. Adjusted operating surplus for a period consists of:

•	operating surplus generated with respect to that period (excluding any amounts attributable to the item described in the first bullet of the definition of operating surplus); less

•

the amount of any net increase in working capital borrowings (including our proportionate share of any changes in working capital borrowings of any subsidiaries we do not wholly own) with respect to that period; less

•

the amount of any net reduction in cash reserves for operating expenditures (including our proportionate share of cash reserves of any subsidiaries we do not wholly own) over that period not relating to an operating expenditure made during that period; plus

•

the amount of any net decrease in working capital borrowings (including our proportionate share of any changes in working capital borrowings of any subsidiaries we do not wholly own) with respect to that period; plus

•

the amount of any net increase in cash reserves for operating expenditures (including our proportionate share of cash reserves of any subsidiaries we do not wholly own) over that period required by any debt instrument for the repayment of principal, interest or premium; plus

•

the amount of any net decrease made in subsequent periods to cash reserves for operating expenditures initially established with respect to such period to the extent such decrease results in a reduction in adjusted operating surplus in subsequent periods.

adjusted EBITDA:    Represents net income (loss) before interest expense, income tax expense and depreciation and amortization expense, as further adjusted to reflect certain other non-cash and non-recurring items. This measure is not calculated or presented in accordance with United States generally accepted accounting principles, or U.S. GAAP.

ancillary services fees:    Fees charged to our customers for services such as mixing, blending, heating and transferring products between our tanks or to rail or truck.

available cash:    For any quarter, all cash on hand at the end of that quarter (including our proportionate share of cash on hand of any subsidiaries we do not wholly own):

•	less, the amount of cash reserves (including our proportionate share of cash reserves of any subsidiaries we do not wholly own) established by our general partner and our subsidiaries to:

•	provide for the proper conduct of our business (including reserves for future capital expenditures and for our anticipated credit needs);

•	comply with applicable law, any of our debt instruments or other agreements; and/or

•

provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters (except to the extent establishing such reserves would cause us to not be able to distribute the minimum quarterly distribution (plus any arrearage) for such quarter);

•

plus, if our general partner so determines, all cash on hand (including our proportionate share of cash on hand of any subsidiaries we do not wholly own) on the date of determination of available cash for the quarter resulting from (1) working capital borrowings made after the end of the quarter and (2) cash distributions received after the end of the quarter from any equity interest in any person (other than a subsidiary of us), which distributions are paid by such person in respect of operations conducted by such person during such quarter. Working capital borrowings are generally borrowings that are made under a revolving credit facility and in all cases are used solely for working capital purposes or to pay distributions to partners.

barrel or bbl:    One barrel of petroleum products equals 42 U.S. gallons.

berth:    A ship’s allotted place at a wharf or dock.

break bulk:    A system of transporting cargo as separate parcels rather than in containers.

brownfield:    An existing site which has expansion, redevelopment, or reuse opportunities to improve efficiency or increase capacity.

bunker:    Fuel, consisting of fuel oil and diesel, burned in a vessel’s engines.

capital surplus:    Defined in our partnership agreement as any distribution of available cash in excess of our operating surplus. Accordingly, capital surplus will be generated only by:

•	borrowings other than working capital borrowings;

•	sales of debt and equity securities; and

•

sales or other dispositions of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or non-current assets sold as part of normal retirements or replacements of assets.

complex blending:    The process by which various compounds are combined in-tank with gasoline or diesel in order to meet a required product specification.

deadweight tons or dwt:    A measure of how much weight a ship is carrying or can safely carry. The term is often used to specify a ship’s maximum permissible deadweight when the ship is fully loaded so that its Plimsoll line is at the point of submersion.

draft:    The vertical distance between the waterline and the bottom of the hull. Draft determines the minimum depth of water that a ship can safely navigate.

excess throughput fees:    Amounts paid to us when the amount of product handled is more than the amount agreed in the terminaling service agreement.

greenfield:    An undeveloped site; a greenfield project is thus one where there has been no prior development or exploitation.

hydrant:    An outlet from a pipeline consisting of an upright pipe with a valve attached from which fuel can be tapped.

incentive distributions:    The distributions of available cash from operating surplus initially made to the general partner that are in excess of the general partner’s aggregate 2% general partner interest, up to 48.0%, of the cash we distribute in excess of that amount.

kBbl/d:    One thousand barrels per day.

maintenance capital expenditures:    Cash expenditures (including expenditures for the construction or development of new capital assets or the replacement, improvement or expansion of existing capital assets) made to maintain our long-term operating capacity or operating income.

MMBbls:    One million barrels.

MMBpd:    One million barrels per day.

off-specification:    An error in a product causing it to not meet the specified requirements.

operating expenditures:    Operating expenditures generally means all of our cash expenditures, including but not limited to taxes, employee and director compensation, reimbursement of expenses to our general partner, repayment of working capital borrowings, debt service payments, payments made under any interest rate, currency or commodity hedge contracts (provided that payments made in connection with the termination of any hedge contract prior to the expiration of its specified termination date be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such hedge contract) and maintenance capital expenditures, provided that operating expenditures will not include:

•	deemed repayments of working capital borrowings deducted from operating surplus pursuant to the last bullet point of the definition of operating surplus above when such repayment actually occurs;

•	payments (including prepayments and payment penalties) of principal of and premium on indebtedness, other than working capital borrowings;

•	expansion capital expenditures or investment capital expenditures;

•	payment of transaction expenses (including taxes) relating to interim capital transactions;

•	distributions to partners; or

•	repurchases of partnership interests (excluding repurchases we make to satisfy obligations under employee benefit plans).

operating surplus:    Operating surplus for any period generally means:

•	$32.0 million; plus

•

all of our cash receipts (including our proportionate share of cash receipts of any subsidiaries we do not wholly own) after the closing of this offering (provided that cash receipts from the termination of an interest rate, currency or commodity hedge contract prior to its specified termination date will be included in operating surplus in equal quarterly installments over the remaining scheduled life of such hedge contract), excluding cash from (1) borrowings, other than working capital borrowings, (2) sales of equity and debt securities, (3) sales or other dispositions of assets outside the ordinary course of business, (4) capital contributions or (5) corporate reorganizations or restructurings; plus

•

working capital borrowings (including our proportionate share of working capital borrowings for any subsidiaries we do not wholly own) made after the end of a quarter but before the date of determination of operating surplus for the quarter; plus

•

interest paid on debt incurred (including periodic net payments under related hedge contracts) and cash distributions paid on equity securities issued (including the amount of any incremental distributions made to the holders of our incentive distribution rights and our proportionate share of such interest and cash distributions paid by any subsidiaries we do not wholly own), in each case, to finance all or any portion of the construction, replacement or improvement of a capital asset (such as a terminal) in respect of the period from such financing until the earlier to occur of the date the capital asset is put into service or the date that it is abandoned or disposed of; plus

•

interest paid on debt incurred (including periodic net payments under related hedge contracts) and cash distributions paid on equity securities issued (including the amount of any incremental distributions made to the holders of our incentive distribution rights and our proportionate share of such interest and cash distributions paid by any subsidiaries we do not wholly own), in each case, to pay the construction period interest on debt incurred (including periodic net payments under related interest rate swap agreements), or to pay construction period distributions on equity issued, to finance the construction projects described in the immediately preceding bullet; less

•

all of our “operating expenditures” (which includes maintenance and replacement capital expenditures and is further described below) (including our proportionate share of operating expenditures by any subsidiaries we do not wholly own) immediately after the closing of this offering; less

•

the amount of cash reserves (including our proportionate share of cash reserves for any subsidiaries we do not wholly own) established by our general partner to provide funds for future operating expenditures; less

•	any cash loss realized on dispositions of assets acquired using investment capital expenditures; less

•	all working capital borrowings (including our proportionate share of working capital borrowings by any subsidiaries we do not wholly own) not repaid within twelve months after having been incurred.

storage fees:    Fixed monthly fees paid at the beginning of each month to reserve capacity in our tanks and to compensate us for receiving up to a base amount of product volume on their behalf.

subordination period:    The subordination period will extend until the second business day following the distribution of available cash from operating surplus in respect of any quarter, ending on or after September 30, 2017, that each of the following tests are met:

•

distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the sum of the minimum quarterly distribution for each of the three consecutive non-overlapping four-quarter periods immediately preceding that date;

•

the “adjusted operating surplus” (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted weighted average basis during those periods; and

•	there are no outstanding arrearages in payment of the minimum quarterly distribution on the common units.

throughput:    The volume of crude oil or refined petroleum products transported or passing through our terminals.

working capital borrowings:    Borrowings that are made under a revolving credit facility and in all cases are used solely for working capital purposes or to pay distributions to partners.

VTTI Energy Partners LP

17,500,000 Common Units

Representing Limited Partner Interests

PROSPECTUS

July 31, 2014

Joint Book-Running Managers

Citigroup

J.P. Morgan

BofA Merrill Lynch

Credit Suisse

Deutsche Bank Securities

Wells Fargo Securities

Co-Managers

Rabobank

MUFG

BNP PARIBAS

HSBC

SOCIETE GENERALE

SMBC Nikko

Credit Agricole CIB

ING

Until August 25, 2014 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.